Exhibit 99.1

A growth business with strong momentum

Annual Report 2005

Prudential plc is an international retail financial services group that aims to help people secure and enhance their own and their dependants’ financial well-being by providing savings, protection and other products and services suited to their needs.

We have strong franchises in three of the largest and most attractive markets in the world, where rising wealth and changing demographics are fuelling demand for life insurance and other long-term savings and protection products.

Our strategy is to build successful and increasingly profitable businesses in each of these markets, and thereby maximise returns to our shareholders over time.

Contents

1	Group financial highlights
2	Chairman’s statement
4	Group Chief Executive’s review
8	Business review
16	Financial review
34	Corporate responsibility review
36	Board of directors
38	Corporate governance report
46	Remuneration report
58	Directors’ report
60	Summary of statutory and supplementary IFRS and EEV basis results
61	Index to the Group financial statements
62	Consolidated income statement
63	Statement of changes in equity
65	Consolidated balance sheet
67	Consolidated cash flow statement
68	Notes on the Group financial statements
186	Balance sheet of the parent company
187	Notes on the parent company financial statements
196	Statement of directors’ responsibilities in respect of the Annual Report and the financial statements
197	Independent auditor’s report to the members of Prudential plc
198	Supplementary International Financial Reporting Standards (IFRS) basis results
200	Notes on the supplementary IFRS basis results
201	Risk factors
204	European Embedded Value (EEV) basis supplementary information
208	Notes on the EEV basis supplementary information
230	Statement of directors’ responsibilities in respect of the European Embedded Value (EEV) basis supplementary information
230	Independent auditor’s report to Prudential plc on the European Embedded Value (EEV) basis supplementary information
231	Shareholder information
232	How to contact us

Prudential at a glance

Our brands	Prudential is a leading life and pensions provider in the United Kingdom.	Egg plc is an innovative financial services company, providing a range of banking and financial services products through its internet site, www.egg.com

Operations and products

Products

•  Annuities

•  Corporate pensions

•  With-profits and unit-linked bonds

•  Savings and investments

•  Protection

•  Equity release

•  Health insurance

Product distribution channels

•  Business to business (consulting actuaries and benefit advisers)

•  Partnerships (affinities and banks)

•  Independent financial advisers

•  Multi-tie panels

•  Direct to customers (telephone, internet and mail)

Customers

More than seven million

Staff

6,700

Locations

Belfast

Dublin

London

Mumbai

Reading

Stirling

•  Banking – unsecured personal loans, credit cards, mortgages and savings accounts

•  Insurance – distribution of general insurance products

Egg has over five per cent share of the UK credit card market.

Customers

Over three million.

Staff

2,200

Locations

Derby

Dudley

London

Financial highlights Comparisons are quoted at constant exchange rates	APE sales grew 10 per cent in 2005 to £900 million. IFRS operating profit increased 35 per cent to £400 million in 2005. Further information www.pru.co.uk Telephone: 0800 000 000

2005 overall group operating income was £527 million, up from £496 million in 2004.

The UK banking business made an operating profit of £60 million, compared to £72 million in 2004.

Following Prudential’s offer for the minority shareholding, Egg shares were delisted on 20 February 2006.

Further information

www.egg.com

Telephone: 020 7526 2500

Our brands	M&G is Prudential’s UK and European fund manager with £149 billion of funds under management as at 31 December 2005.	Jackson National Life (JNL) is one of the largest life insurance companies in the United States with over three million policies and contracts in force.

Prudential has life insurance operations in 12 countries and in 2005 was awarded six new life licences for cities in China, making a total of 10 operational in 2005. Prudential also has fund management operations in nine Asian countries following the addition of China and Vietnam in 2005.

Operations and products

M&G independently manages assets on behalf of a wide range of retail and institutional investors. M&G also acts as fund manager on many of the life and pensions products sold by Prudential in the UK and Europe, as well as managing Prudential’s balance sheet for profit.

Retail business

•  Open Ended Investment Companies (OEICs) and Unit Trusts (UTs)

•  Investment Trusts (ITs)

•  Individual Savings Accounts (ISAs) and Personal Equity Plans (PEPs)

M&G and Prudential branded mutual funds are distributed to retail investors in the UK, Europe and South Africa. M&G manages £14.6 billion of retail assets, invested in equities, fixed income and property.

In the UK, M&G is the fourth largest retail fund manager, with over one million unit holder accounts.

Institutional business

•  Segregated fixed interest, pooled pension funds, structured and private finance

•  Segregated and pooled global macro strategy mandates

•  Institutional customers include pension funds, insurance companies and other financial institutions

M&G manages £21.6 billion of institutional assets, invested in equities, fixed income, property and private equity.

Internal business

•  M&G manages assets on behalf of Prudential’s long-term business funds, including with-profits and unit-linked funds, annuities and corporate pension products.

M&G manages £113 billion of assets for Prudential customers, invested in equities, fixed income, property and private equity.

Staff

1,400

Locations

UK: London, Chelmsford

Europe: Germany, Austria, Italy, Spain, France

Other: Australia, South Africa

Also part of M&G

Prudential Property Investment Managers (PruPIM)

PPM Capital

PPM South Africa

JNL offers fixed, fixed index, and variable annuities, term and permanent life insurance and institutional products. Through its affiliates and subsidiaries, JNL also provides asset management and retail brokerage services.

JNL markets products in 50 states and the District of Columbia (in the State of New York through Jackson National Life Insurance Company of New York) through independent broker-dealers, independent agents, banks, regional broker-dealers and the registered investment adviser channel.

JNL’s investment portfolio manager, PPM America Inc., manages around US$71 billion of assets.

Customers

More than three million policies and contracts in force.

Staff

2,600

Location

Headquartered in Lansing, Michigan

Prudential is Europe’s leading life insurer in Asia in terms of market coverage and number of top five market positions and one of the region’s largest foreign owned fund managers.

Prudential Corporation Asia provides a comprehensive range of savings, protection and investment products tailored to the needs of each local market.

It pioneered unit-linked products in Singapore, Malaysia, Indonesia, the Philippines and Taiwan.

Currently, Prudential Corporation Asia has a network of over 170,000 agents serving more than seven million customers around the region.

Major strategic partnerships

•  Bank of China International for Mandatory Provident Fund business in Hong Kong

•  CITIC Group for life and fund management business in China

•  ICICI Bank for life and mutual funds business in India

•  In addition, Prudential Corporation Asia has a number of distribution partnerships that include a number of leading banks.

Staff

9,900

Locations

China

Hong Kong

India

Indonesia

Japan

Korea

Malaysia

The Philippines

Singapore

Taiwan

Thailand

Vietnam

Financial highlights Comparisons are quoted at constant exchange rates

In 2005, operating profit grew 20 per cent to £163 million and underlying profits grew 25 per cent to £138 million.

Gross fund inflows increased by 35 per cent to £7.9 billion. Net fund inflows nearly doubled to £3.9 billion.

Further information

www.mandg.co.uk

www.mandg-investments.de

www.mandg-investments.at

www.prupim.com

www.ppmcapital.com

www.ppm-sa.com

Customer helpline: 0800 390 390

Independent financial adviser (IFA) helpline: 0800 328 3191

Record APE sales of £515 million were up 13 per cent on prior year. New business profit margin (% of APE) of 41 per cent up from 32 per cent in the prior year.

EEV operating profit on continuing operations of £755 million, up 104 per cent on prior year.

IFRS operating profit on continuing operations of £362 million, up 27 per cent on prior year.

Further information

www.jnl.com

Telephone: 00 1 517 381 5500

Sales on an APE basis grew 23 per cent.

Represents 48 per cent of total Group new business profit.

Third party funds under management of £10.1 billion, up 29 per cent over 2004 on comparable basis.

IFRS operating profit of £157 million, up 67 per cent on 2004.

Further information

www.prudentialcorporation-asia.com

Telephone: 00 852 2918 6300

Group financial highlights

Results summary

European Embedded Value (EEV) basis results*	2005		2004
	£m		£m
UK insurance operations	426		486
M&G	163		136
Egg	44		61
UK operations	633		683
US operations	755		368
Asian operations	568		464
Other income and expenditure	(244)		(241)
Operating profit from continuing operations based on longer-term investment returns	1,712		1,274
Goodwill impairment charge	(120)		—
Short-term fluctuations in investment returns	1,001		570
Shareholders’ share of actuarial and other gains and losses of defined benefit pension schemes	(47)		(12)
Effect of changes in economic assumptions and time value of cost of options and guarantees	(302)		(48)
Profit from continuing operations before tax	2,244		1,784
Operating earnings per share from continuing operations after related tax and minority interests*	56.6	p	43.2	p
Basic earnings per share	66.9	p	53.7	p
Shareholders’ funds, excluding minority interests	£10.3	bn	£8.6	bn

International Financial Reporting Standards (IFRS) basis results**

Statutory IFRS basis results	2005		2004
Profit after tax attributable to equity holders of the Company	£748	m	£517	m
Basic earnings per share	31.6	p	24.4	p
Shareholders’ funds, excluding minority interests	£5.2b	n	£4.5	bn

	Based on		Based on
	statutory IFRS		pro forma
	basis results		IFRS results
Supplementary IFRS basis information	2005		2004
Operating profit from continuing operations based on longer-term investment returns	£957	m	£699	m
Profit after tax attributable to equity holders of the Company	£748	m	£602	m
Operating earnings per share from continuing operations after related tax and minority interests**	32.2	p	22.7	p
Basic earnings per share	31.6	p	28.4	p
Shareholders’ funds, excluding minority interests	£5.2b	n	£4.7	bn

	2005		2004
Dividends per share declared and paid in reporting period	15.95	p	15.48	p
Dividends per share relating to reporting period	16.32	p	15.84	p
Funds under management	£234	bn	£197	bn

* EEV basis results

The EEV basis results have been prepared in accordance with the EEV principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005. Previously the Group has reported embedded value based supplementary information on the achieved profits basis.

Operating earnings per share is calculated using operating profit from continuing operations based on longer-term investment returns after related tax and minority interests. This profit excludes goodwill impairment charges, the post-tax effects of short-term fluctuations in investment returns, the shareholders’ share of actuarial and other gains and losses of defined benefit pension schemes, the effect of changes in economic assumptions, and changes in the time value of cost of options and guarantees. The amounts for these items are included in the calculation of EEV basis basic earnings per share.

**IFRS basis results

The basis of preparation reflects the formal adoption of IFRS basis reporting for the 2005 results. This basis of reporting was anticipated in the Company’s interim reporting in July 2005 and, on all substantive matters, the basis of measurement and presentation of IFRS basis results included in this Annual Report is the same as applied at that time.

References to ‘statutory IFRS basis’ results throughout this Annual Report reflect results contained in the statutory basis financial statements for 2005. These statements incorporate changes from the basis of preparation for the 2004 financial statements that were included in determining the interim 2005 results. These changes reflect:

(i) Measurement changes arising from policies the Group has applied on the adoption of all IFRS standards, other than IAS 32, ‘Financial Instruments: Disclosure and Presentation’, IAS 39, ‘Financial Instruments: Recognition and Measurement’ and IFRS 4, ‘Insurance Contracts’, from 1 January 2004. The 2005 results include the effect of adoption of those three standards from 1 January 2005.

(ii) Changes to the format of the results and other presentational changes that the Group has applied in its 2005 financial statements.

(iii) A discretionary change of policy for the basis of determining longer-term investment returns included in operating profit based on longer-term investment returns.

The pro forma IFRS basis results included in this Annual Report are included as supplementary information and are not results that form part of the Group’s financial statements. The pro forma IFRS results reflect the application of the statutory IFRS changes noted above and the estimated effect on the Group’s results for 2004 if IAS 32, IAS 39 and IFRS 4 had been applied from 1 January 2004 to the Group’s insurance operations.

Operating earnings per share is calculated using operating profit from continuing operations based on longer-term investment returns after related tax and minority interests. This profit excludes goodwill impairment charges, the post-tax effects of short-term fluctuations in investment returns, and the shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes. The amounts for these items are included in the calculation of IFRS basis basic earnings per share.

Chairman’s statement

2005 was a good year for Prudential’s businesses around the world

               Sir David Clementi

2005 was a good year for Prudential’s businesses around the world. Each of our operations made strong progress, and finished the year well positioned to take advantage of the opportunities for profitable growth in 2006 and beyond.

At a Group level, total insurance sales for the year to 31 December 2005 rose 15 per cent to £2,146 million; operating profit on a European Embedded Value (EEV) basis increased 33 per cent to £1,712 million; operating profit under the International Financial Reporting Standards (IFRS) basis increased 36 per cent to £957million. The full year dividend per share has increased three per cent to 16.32 pence per share.

During the year, we welcomed Mark Tucker back to Prudential, as Group Chief Executive. Mark previously worked in most of the Group’s businesses over nearly 20 years, and this broad knowledge, combined with his drive and energy, have brought greater clarity and confidence about the Group’s longer-term plans and capital management programme, enabling us to map out the steps that we need to take to deliver long-term value to shareholders.

In the UK, where we are already a leading life and pensions company, we plan to extract significantly more value from the market as a whole by taking a more collaborative approach between our individual businesses. The decision to return Egg to full ownership within the Group has been an important step towards this, and gives us a strong base from which to pursue our ambition to build a broader retail financial services presence.

In the United States, we see enormous potential to capitalise on the emerging needs of the ‘baby boomer’ generation which is starting to move into retirement, using our market-leading position in variable annuities, and our strengths in IT, product innovation and relationship-based distribution.

In Asia, the drivers of growth are as compelling as ever, and we expect to continue to expand aggressively in the region over the coming years, while still attaining our goal to go cash positive during 2006.

Turning to our asset management businesses, we see these as significant and increasing contributors to the overall Group. Not only do they underpin the performance of our traditional insurance products, they also provide an attractive enhancement to our range of products enabling us to accommodate the needs of the vast bulk of retail investors. Just as importantly, asset management provides a powerful source of non-capital-intensive profits for the Group.

Across the Group, we continue to share knowledge and skills, and are increasingly looking at resources such as IT on a global basis. We see considerable scope for further collaboration of this kind in future.

An integral part of our strategy is to ensure we build trusting, long-term relationships with consumers and, as part of this, we continue to support the communities in which we operate through a range of financial education initiatives. Details of our programme are given in the Corporate Responsibility section of this Report.

During the year, we made a number of Board changes. In addition to Mark Tucker’s appointment as Group Chief Executive in May, we also appointed Nick Prettejohn as Chief Executive of Prudential UK, effective from January this year, following the departure of Mark Wood in October. Keki Dadiseth was appointed as a non-executive director in April last year. He brings to the Board considerable international experience, particularly of Asian markets.

We announced in April of this year that Lord Turnbull would join our Board following the Annual General Meeting in May. He was the Secretary of the Cabinet and Head of the Home Civil Service from 2002 to 2005, prior to which he was Permanent Secretary at HM Treasury. Following the Annual General Meeting, Rob Rowley will step down from the Board and I would like to thank him for his significant contribution since he joined in 1999.

The Group’s Restricted Share Plan ends this year. At the Annual General Meeting we will put forward new long-term incentive arrangements for executive directors, which will replace the Group Restricted Share Plan and the current business unit incentive schemes. Recruiting and retaining the highest calibre executives is of course crucial to our long-term success. The new arrangements we have developed aim to be competitive within the broad international marketplace in which we operate, and we hope that shareholders will support them.

One further matter on which I must comment is the proposal we received recently from Aviva that we should combine our two businesses. Your Board did not consider that the proposal made was in the best interests of Prudential’s shareholders, and it was subsequently withdrawn by Aviva. Your Board believes we are well placed: we have the business opportunities; the management depth; and the capital strength to continue to expand profitably our operations around the world and to generate further growth in the value of your Company. As always, the experience and talents of all our staff will be critical to our success, and I would like to thank them for their continued support and commitment.

Sir David Clementi

Chairman

Group Chief Executive’s review

Compelling positions in the world’s leading financial services markets

        Mark Tucker

2005 was a successful year for Prudential.

The Group has continued to expand its insurance business strongly and our asset management businesses have also had an excellent year.

Total Group operating profit before tax, on a European Embedded Value (EEV) basis, was £1,712 million, an increase of 33 per cent. Statutory IFRS operating profit before tax was up 36 per cent at £957 million.

The continuing momentum of the Group can be seen in the growth of insurance premium income in 2005 to £13.8 billion (2004: £12.2 billion) and funds under management of £234 billion at the end of 2005 (2004: £197 billion).

New business sales in our insurance operations increased by 15 per cent to £2,146 million on an annual premium equivalent (APE) basis and each of our regional operations achieved double-digit growth. New business profits increased by 15 per cent across the Group to £867 million, and operating profit before tax on the insurance business on an EEV basis increased by 30 per cent to £1,743 million.

In our asset management businesses, external funds under management increased to £46 billion up 23 per cent.

A final dividend of 11.02 pence per share has been recommended by the Board bringing the full year dividend to 16.32 pence per share, an increase of three per cent from 2004. The full year dividend is covered 1.7 times by post-tax IFRS profit after minority interests. We intend to maintain our current dividend policy, with the level of dividend growth being determined after considering the opportunities to invest in those areas of our business offering attractive growth prospects, our financial flexibility and the development of our statutory profits over the medium to long term.

Shareholders’ funds, on an EEV basis, grew strongly to £10.3 billion at the end of 2005 (2004: £8.6 billion) and the Group’s return on embedded value was 15.7 per cent (2004: 13.4 per cent) at reported exchange rates.

In May 2005, I set up a team of senior executives with a brief to identify the ambitions and business strategies best suited to maximise sustainable growth in value for the Group’s shareholders over the longer term.

The key conclusions of the review were that:

•       Demographic trends and the increasing concentration of wealth in the hands of those approaching retirement or already retired presents a major opportunity to establish the Group as a leading provider of ‘financial services for retirement’ by playing to our strengths and areas of competitive advantage;

•    the Group is well positioned in markets that offer highly attractive opportunities for strong organic growth over the next 10 years;

•       to exploit these opportunities fully we need to broaden our customer proposition and product range to align them more closely with anticipated retail financial sector profit pools;

•       in addition, we must complement our strong and important intermediary links by expanding the proportion of revenue derived from direct customers; and ensure that we build deep life-cycle relationships with our customers;

•       we should also develop the global reach and profile of our excellent asset management businesses.

Consistent with this strategy, and to support closer workings between our UK insurance business and Egg, we announced the terms of an Offer to acquire the 21.7 per cent of shares in Egg that the Group did not already own.

Each of our businesses has operational autonomy within its market and this is critical to our success, since it is the key to our ability to tailor products and services to meet local market needs. However, the review also concluded that there are material synergies that can be achieved through closer working across the Group, consistent with our decentralised approach; and work is underway to identify and capture these, for example by establishing a single global IT infrastructure and support unit with expected cost savings of £20-£25 million per annum.

Finally, the review concluded we must continue to enhance the effectiveness of our capital management processes, to ensure that investment and capital allocation decisions are focused on those areas of activity that will generate the best returns to shareholders.

Prudential is developing compelling positions in the world’s leading retail financial services markets. I am confident of the outlook for the Group and we aim to deliver significant profitable growth.

UK insurance and retail banking operations

The Prudential-branded UK insurance business continued to develop its shareholder-backed business successfully and increased APE sales by 10 per cent in the year, to £900 million. The internal rate of return on new business written in the year was 14 per cent, meeting the target set for 2007 two years early.

We continued in 2005 to increase the scale of our annuity business and at the same time reduce the average duration of the total book.

We have also continued to develop our product range in 2005. In October we entered the lifetime mortgage market, a market that is set to grow rapidly to an estimated £7 billion by 2008. Our innovative product has been designed with the customer, adviser and regulator in mind and initial customer interest has been encouraging. We have also made good progress in unit-linked and off-shore bond sales which grew 31 per cent and 15 per cent respectively in the year.

The A-Day proposals offer the opportunity to attract new business as customers increase contributions and consolidate their pension arrangements. We have already launched a new Flexible Retirement Plan and we will undertake a review of our overall individual pensions offering during 2006. In addition, we have established a unit to communicate directly with our existing pension customers.

The UK insurance business has a balanced distribution model with strong positions across all major segments - IFA and multi-tie intermediaries, direct marketing and telesales, employee benefit consultants and a well developed single-tie Partnership channel. We continued to make good progress in diversifying distribution, reaching agreements with a range of providers including Barclays, National Australia Bank, St. James’s Place and with Royal London to provide pension annuities for vesting Scottish Life policies.

In addition, we continued to be successful in gaining access to multi-ties in the year. Prudential is in a strong position to benefit as the IFA market changes over the next 18-24 months and recently achieved a ‘5 star’ IFA service rating for its investment products and ‘4 star’ rating overall, demonstrating strong progress in this important area.

In retail banking, Egg’s UK operations delivered an underlying profit of £60 million (2004: £72 million). Egg was successful in testing market conditions improving its net interest margin against a background of falling base rates and also lowering its cost income ratio. There has been a general deterioration in consumer credit conditions, however, Egg’s experience here has been substantially better than the market average.

Following our decision to acquire the minority shareholding in Egg, we have targeted annualised cost savings of £40 million across our UK operations by 2007. During 2006, we will undertake a further review of the cost base in these operations. We also see opportunities for revenue synergies across our UK brands’ five million marketable customers.

Our central focus in the UK is to use the strong franchises that we have to improve returns. We are targeting growth but also managing for value and we will not commit capital if we do not see the individual product returns that we require emerging over a reasonable timeframe.

US insurance operations

Jackson National Life (JNL), the Group’s US operation, is a significant cash-generative business with the market positioning to continue its strong track record of profitable growth in the retirement market.

JNL continued to show strong growth in 2005, increasing new business sales by 13 per cent to £515 million APE with growth in variable annuities of 31 per cent. Both the margin and the internal rate of return on new business moved ahead strongly in the year.

During the year, JNL also successfully integrated the Life of Georgia book of business acquired in May, transferring 1.5 million policies on to its low cost flexible platform. We fully expect to beat the 12 per cent return target for the transaction.

JNL’s strength in variable annuities, its ability to bring products to market rapidly and its positioning in advice-based distribution channels means it is very well placed to take advantage of the significant retirement savings flows expected from the ‘baby boomer’ generation over the coming years.

JNL’s priorities are to continue to focus on developing their position in the variable annuity market and to expand the business through bolt-on acquisitions that meet targeted rates of return.

Asia insurance operations

Prudential has an unrivalled exposure and weighting to the high growth and high profit markets of Asia. Prudential Corporation Asia saw new business on an APE basis increase by 23 per cent to £731 million with double-digit rates of growth achieved in Korea, China, India, Singapore and Indonesia.

Profitability on new business and internal rates of return remain high and we will continue to emphasise unit-linked products, which offer higher returns and greater capital efficiency. Unit-linked products accounted for 63 per cent of sales across the region in 2005.

We are maintaining momentum in the expansion of our distribution capability. Agency distribution is the dominant channel throughout the region and 75 per cent of our sales are from this source. Our proprietary agent distribution force across the region reached 170,000 in 2005 with particularly rapid expansion in agent numbers in India and China. We will continue to increase agent numbers in these and other markets as the bedrock on which we build our market share and market leadership positions. We will also maintain a clear focus on improving the productivity of our agent force across the whole region, and this is particularly significant for growth in those countries in which we have been long established.

We see material scope to increase sales volumes through our 40 existing bank distribution relationships and we intend to enter into new partnership agreements. We shall also continue to access direct and broker channels as they develop in individual markets.

As part of our global drive to attain new levels of cost efficiency, in Asia we are developing a ‘regional hub’ basis for sharing back office servicing and call centre facilities to leverage scale advantages beyond the reach of individual business operations. In March 2005 the first regional hub, servicing the Singapore and Malaysian life insurance operations, was launched. We have plans to open an additional hub in China in the second half of 2006, where we already have a regional IT development centre.

I am pleased to report that, whilst continuing our programme of rapid expansion and profitable growth in Asia, we are also expecting the region to become cash positive in 2006, in line with our previous predictions.

Asset management

Operating profit before tax across our asset management businesses in the UK, the US and Asia increased to £195 million up 16 per cent.

M&G in the UK had an excellent year with record gross and net inflows and strong profit growth. In Asia, underlying growth in retail funds under management was 29 per cent.

These businesses, together with PPMA, our asset management business in the US, continued to support their own sales growth and add significant value to the Group’s insurance operations through their excellent investment performance.

The priorities in asset management are to continue to target growth in external funds under management by capitalising on a growth in demand for transparent investment products, access to more global products, the continuing rise of open architecture platforms and a rapidly expanding role for cross-border sales off a common platform. We will create value through superior investment performance and capitalise on international opportunities through greater collaboration.

Balance sheet and capital management

Improving capital efficiency is at the heart of the Group’s commitment to deliver sustainable increases in shareholder value and we will maintain a rigorous approach to capital allocation and deployment.

As of 15 March, we estimate that the Group’s capital surplus at the end of 2005 on a regulatory basis, as measured by the Financial Conglomerates Directive, was around £825 million, little changed from the previous year. In July, we took advantage of good market conditions in the US retail market to raise US$300 million of perpetual capital securities, which qualifies as Group regulatory capital. The primary use of the proceeds will be to refinance a non-qualifying £150 million bond that matures in 2007.

The Group is confident that it has the capital and cash resources to fund its planned organic growth.

In summary

•       The Group delivered strong results in 2005 across all its businesses;

•       we have compelling positions in the world’s leading retail financial services markets and the resources to capitalise on these;

•       in the UK, we have three excellent and profitable franchises in Prudential, Egg and M&G on which to build for the future;

•       in the US, JNL is a significant cash-generative business with the market positioning for profitable growth in the retirement market. It has competitive advantage in the sectors in which it chooses to operate; and the ability to participate in market consolidation through bolt-on acquisitions;

•       in Asia, we have an unrivalled exposure to opportunities for life insurance sales and profit growth across the region, whilst continuing our programme of rapid expansion and profit growth. We are also expecting the region to become cash positive in 2006; and

•       our asset management businesses have significant growth prospects and are providing solid cash flow generation.

There is tremendous scope to deliver increasing value for shareholders from each individual business operation, and from the Group as a whole which derives both financial advantage and resilience from the diversity of its portfolio of businesses, and the opportunities for collaboration between them.

Mark Tucker

Group Chief Executive

Business review

Results highlights

		2004	Percentage		2004	Percentage
£m unless otherwise stated	2005	(at CER)	change	2005	(at RER)	change
Annual premium equivalent (APE) sales	2,146	1,867	15%	2,146	1,846	16%
Net investment flows	5,189	3,297	57%	5,189	3,284	58%
NBP	867	752	15%	867	741	17%
NBP margin (% APE)	41%	40%	—	41%	40%	—
NBP margin (% PVP)	5.2%	5.0%	—	5.2%	5.0%	—
Total EEV basis operating profit*	1,712	1,288	33%	1,712	1,274	34%
Total IFRS operating profit*†	957	703	36%	957	699	37%
EEV basis shareholders’ funds	10,301	8,998	14%	10,301	8,614	20%
IFRS shareholders’ funds†	5,194	4,837	7%	5,194	4,740	10%

*Based on longer-term investment returns from continuing operations – excluding Jackson Federal Bank (JFB) and Egg’s France business, which were discontinued in 2004.

† Comparative IFRS results are prepared on a ‘pro forma’ basis which reflects the estimated effect on the 2004 results as if IAS 32, IAS 39 and IFRS 4 had been applied from 1 January 2004 to the Group’s insurance operations together with the discretionary change for the basis of determining longer-term investment returns, as disclosed on 2 June 2005. IFRS operating profit is stated excluding goodwill impairment, short-term fluctuations in investments returns and shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes.

In the business review and financial review, year-on-year comparisons of financial performance are on a CER basis, unless specifically identified as being on a Reported Exchange Rate (RER) basis.

Group results

The Group has delivered a good set of results for 2005, as illustrated by the double-digit growth of nearly all the measures shown above.

As a result of improved sales in the UK, the US and Asia, the Group delivered strong new business profits (NBP) in 2005. This, together with the significant increase in contributions from the in-force insurance business and fund management operations, drove European Embedded Value (EEV) basis operating profit up 33 per cent on 2004.

On an International Financial Reporting Standards (IFRS) basis, operating profit based on longer-term investment returns was up 36 per cent on last year driven by the growth in profits from the long-term and fund management businesses.

Earnings per share, based on EEV basis operating profit based on longer-term investment returns after tax and related minority interests were 56.6 pence, compared with a figure of 43.2 pence in 2004.

Earnings per share, based on IFRS operating profit based on longer-term investment returns after tax and minority interests were 32.2 pence compared with a figure of 22.7 pence in 2004.

Impact of currency movements

Prudential has a diverse international mix of businesses with a significant proportion of its profit generated outside the UK. In 2005, 72 per cent of NBP and 54 per cent of IFRS operating profit was delivered from overseas operations. In preparing the Group’s consolidated accounts, results of overseas operations are converted at rates of exchange based on the average for the year, whilst shareholders’ funds are converted at year end rates of exchange.

Changes in exchange rates from year to year have an impact on the Group’s results when these are converted into pounds sterling for reporting purposes. In some cases, these exchange rate fluctuations can mask underlying business performance.

Consequently, the Board has for a number of years reviewed the Group’s international performance on a Constant Exchange Rate (CER) basis. This basis eliminates the impact from conversion, the effects of which do not alter the long-term value of shareholders’ interests in our non-UK businesses.

In the business review and financial review, year-on-year comparisons of financial performance are on a CER basis, unless otherwise stated.

Insurance

United Kingdom

			Percentage
£m unless otherwise stated	2005	2004	change
APE sales	900	817	10%
NBP	243	241	1%
NBP margin (% APE)	27%	30%	—
NBP margin (% PVP)	3.2%	3.4%	—
Total EEV basis operating profit*	426	486	(12)%
Total IFRS operating profit*	400	296	35%

*Based on longer-term investment returns.

Prudential UK delivered double-digit growth in new business sales and IFRS operating profit. EEV NBP remained in line with 2004 at a time when certain product markets have shown increased levels of competition reflected in pricing.

APE sales for Prudential UK increased 10 per cent on 2004 to £900 million, driven by strong sales of bulk annuities (up 28 per cent) and unit-linked bonds (up 31 per cent). The Phoenix Life & Pensions in-force annuity book transaction announced in June 2005 contributed £145 million to the full-year result.

APE sales of individual annuities were up two per cent on 2004 at £222 million, driven by strong sales through the Partnerships and Direct to Consumer channels which increased by 114 per cent and 14 per cent respectively. Despite APE sales of with-profits annuities through the Intermediaries channel increasing 100 per cent year-on-year, total individual annuities sales through this channel decreased 15 per cent reflecting the very competitive pricing environment throughout much of the year.

APE sales of unit-linked bonds increased 31 per cent to £64 million, reflecting Prudential’s growing presence in the IFA unit-linked bond market. This offset the year-on-year decrease in with-profits bond sales which fell 31 per cent.

Prudential UK’s NBP increased marginally on 2004 to £243 million. This was driven by the increase in sales volumes which was offset by a fall in the NBP margin (from 30 per cent in 2004 to 27 per cent in 2005 on an APE basis). The movement in margin reflected the shift in product mix in 2005 as Prudential continued to expand its shareholder-backed product range, however, throughout the year there continued to be competitive pressure on margins across a range of products which Prudential substantially resisted.

Total EEV basis operating profits fell 12 per cent on 2004 to £426 million primarily due to a persistency assumption change made at the half year. The charge of £148 million reflects a strengthening of persistency assumptions across all products, primarily in respect of with-profits bonds.

Increased IFRS profits arising from shareholder-backed annuities contributed to the 35 per cent increase in total IFRS operating profits, based on longer-term investment returns. In addition, the very strong investment performance of Prudential’s life fund over recent years resulted in an increase in total IFRS operating profits from the with-profits business attributable to shareholders.

Prudential UK operates through four diversified distribution channels. The Intermediaries channel, which accounted for 29 per cent of APE sales in 2005, distributes a range of medium to long-term savings products primarily through financial advisers and includes sales generated through multi-ties. The Business to Business channel, which accounted for 28 per cent of 2005 APE sales, distributes corporate pensions through work-site marketing in partnership with consulting actuaries and employee benefit consultants. The Partnerships channel has responsibility for developing relationships with banks and other distributors, including other insurers and accounted for 30 per cent of APE sales in 2005, up from just six per cent in 2003. The remaining 13 per cent of APE sales were generated by the Direct to Customer channel which focuses primarily on the sale of annuities to individual pension customers.

The Partnerships channel signed a number of significant new agreements during the year. These included St. James’s Place for annuities; National Australia Bank for annuities and healthcare; Wesleyan’s multi-tie panel for protection; Zurich Financial Services and Openwork for annuities; and the Barclays multi-tie panel. In addition, Prudential and Royal London reached agreement for all pension annuities arising from vestings of policies written under the Scottish Life brand in the period between January 2005 and December 2010 to be reassured to Prudential as they come into payment.

Following the introduction of the new depolarisation rules, many IFA groups have used the opportunity to establish multi-tie panels. Prudential has made good progress with the new panels announced to date and is strongly positioned to take advantage of the depolarised marketplace as this develops over the next few years. Prudential achieved APE sales of £4 million through this channel in 2005 and expects that multi-ties will start to have a greater impact on sales in the future.

Prudential’s Business to Business distribution channel delivers pension solutions to many of the FTSE 350 companies and is a market leader in the provision of pension schemes to the UK public sector. During 2005, Prudential continued to expand the services it offers in this area to enable advisers to address the employee benefit challenges of their clients.

PruHealth, a healthcare product that links health and fitness to the cost of medical insurance plans, celebrated its first anniversary in the third quarter of 2005. The business has made good progress with sales growing on average more than 30 per cent per month in 2005. Total premium income for the year was £9 million and PruHealth now has over 30,000 lives insured.

Prudential launched a new lifetime mortgage product, Prudential Property Release Plan, in October. This innovative product gives customers greater flexibility and control over the time of when they draw down funds, thereby reducing total interest charges over the lifetime of the loan. Performance to date has been encouraging with growing support from both advisers and customers.

Prudential transferred its UK personal lines general insurance business to Winterthur in 2002 and formed a strategic alliance with Churchill, to offer Prudential branded general insurance products. Under the terms of the agreement Prudential receives commission, the levels of which to date have been offset against payments received at the time of the original transaction, therefore no profits are recognised on this business at this time. However, under the agreement, Prudential is entitled to receive full commission payments and associated profit, from 2008 onwards.

Including these individuals with Prudential branded general insurance policies, to whom Prudential can sell long-term products, Prudential has 2.5 million marketable customers.

2006 is expected to be a year of change for the retirement savings market due to Government pensions reforms which come into force on 6 April (A-Day). Prudential believes the changes will have a positive impact and create an improved savings environment over time, although it is unclear how quickly consumers will respond to these new regulations.

Prudential has made a significant investment in its A-Day preparations including systems developments and customer communications. It currently expects pension arrangements will be compliant with the new regulations and that customers will be aware of the changes. In addition, Prudential is reviewing its product range to identify where to focus future product developments to enable customers to take better advantage of the new regime.

As a consequence of this, Prudential launched a new individual personal pension designed to offer greater transparency and flexibility. The new Pru Flexible Retirement Plan was launched in December and is available through financial advisers.

The Pensions Commission published its second report in November in which it proposed significant reform of the UK’s state and private pension systems. Prudential, with its extensive experience of pensions savings, will continue to play an active role in this debate and in helping to shape the new structure.

The Prudential Assurance Company’s (PAC) long-term fund remains very strong. On a realistic basis, with liabilities recorded on a market consistent basis, the free assets were valued at around £8.0 billion at 31 December 2005, before a deduction for the risk capital margin, and the fund is rated AA+ by Standard & Poor’s and Aa1 by Moody’s. The with-profits sub-fund delivered a pre-tax return of 20 per cent in 2005 and over the last five years, the fund has achieved a total return of 41 per cent against six per cent for the FTSE 100 total return index and 12 per cent for the FTSE All-Share total return index (figures are to 31 December 2005, before tax and charges).

Much of this excellent investment performance was achieved through the active asset allocation of the fund. As part of its asset allocation process, Prudential constantly evaluates prospects for different markets. At the end of the first quarter of 2005, based on Prudential’s judgement about the relative valuations of these assets, Prudential increased its exposure to equities while decreasing its exposure to corporate bonds and direct property.

As a result of the strong investment performance achieved in 2005, Prudential UK announced in February 2006 that it will be increasing policy values for the vast majority of with-profits policies maturing in 2006.

The closer partnership of Egg with Prudential’s UK life and pensions business, as announced in December, is expected to achieve revenue synergies and total annualised pre-tax cost savings across the combined business of £40 million by the end of 2007. This work to maximise the synergies between the two businesses has already started with PruHealth policies now being sold through Egg. This is an attractive opportunity for PruHealth and the first of what we believe will be a number of effective synergies between Prudential’s UK businesses.

Prudential UK will continue to pursue profitable opportunities in its chosen product areas and distribution channels.

United States

Jackson National Life (JNL) operates in the largest retirement savings market in the world, with 67 per cent, or US$12.9 trillion (Source: Cerulli Associates), of the world’s retirement savings assets concentrated in the US at the end of 2005. JNL provides retirement income and savings solutions in the mass and mass-affluent segments of the US market, primarily to pre- and post-retirees. It offers tools that help people plan for their retirement, and manufactures products with specialised features and guarantees to meet customer needs. By seeking to add value to both the representatives who sell JNL products, and to their customers, JNL has built a strong position in the US retirement market.

JNL delivered APE sales of £515 million during 2005, representing a 13 per cent increase on the 2004 result. This result was achieved in an individual annuity market that was down two per cent on prior year (Source: LIMRA).

JNL’s NBP of £211 million were up 45 per cent on 2004, reflecting a 13 per cent increase in APE sales, and a significant improvement in new business margin to 41 per cent from 32 per cent in 2004.

The improved margin reflects a favourable business mix; an increase in the spread assumption for fixed index annuities reflecting the spread being achieved; improved average policy sizes for variable and fixed annuities; economic assumption changes, including an increase in the equity risk premium, and benefits derived from product pricing. Pricing benefits include the price increase, introduced in May 2004, on the Perspective II product. The margin on institutional business improved due to the longer average duration contracts written by JNL during 2005.

Total EEV basis operating profit, based on longer-term investment returns, of £755 million was up 104 per cent on 2004. This reflects a 45 per cent increase in NBP and an in force profit of £530 million, up 123 per cent on the prior year. This result was driven by an operating assumption change following price increases introduced on two older books of term life business (£140 million), a favourable spread variance, and an increase in the unwind of the in-force business.

Total IFRS operating profit of £362 million, based on longer-term investment returns, was up 27 per cent on 2004. The 2004 result benefited from two one-off items, a favourable legal settlement and an accounting adjustment arising from the adoption of new accounting guidance, totalling £29 million. The 17 per cent growth in long-term business operating profit primarily reflects a £119 million increase in spread income and record variable annuity fee income due to significant growth in separate account assets and the returns earned on those assets.

From 1999 to 2005, JNL has increased GAAP assets by a compound annual growth rate of 8.4 per cent from US$42 billion to US$68 billion, statutory premiums, excluding GIC deposits, from US$4.5 billion to US$7.7 billion, and has grown variable annuity reserves from US$5 billion to US$18 billion. JNL has also increased its ranking in the US annuity market from 15th to 12th since 1999, and has achieved this with a net capital inflow over the period of US$11 million from the parent company.

JNL sells variable, fixed and fixed index annuities, as well as life insurance and institutional products. All three annuity products are long-term personal retirement products, which offer tax-deferred accumulation on the funds invested until proceeds are withdrawn from the policy. Fixed annuities offer customers a guarantee of principal and a minimum guaranteed rate of return on their premiums. Fixed index annuities also offer these features, but vary from fixed annuities in that they offer potential upside from equity

United States

		2004	Percentage		2004	Percentage
£m unless otherwise stated	2005	(at CER)	change	2005	(at RER)	change
APE sales	515	456	13%	515	453	14%
NBP	211	146	45%	211	145	46%
NBP margin (% APE)	41%	32%	—	41%	32%	—
NBP margin (%PVP)	4.1%	3.2%	—	4.1%	3.2%	—
Total EEV basis operating profit*	755	370	104%	755	368	105%
Total IFRS operating profit*	362	284	27%	362	282	28%

*Based on longer-term investment returns from continuing operations (i.e. excluding Jackson Federal Bank (JFB) which was sold in October 2004 and including broker-dealer and fund management profits.

index participation. Variable annuity products differ from the fixed annuity products in that the returns to the customer will depend upon the performance of the underlying fund portfolio. JNL’s variable annuity products offer a range of protection options, such as death and withdrawal benefits which are priced separately by JNL, and which can be elected by customers according to their needs. JNL manages its exposure to equity market movements through a comprehensive derivative programme. Value movements in these derivatives are included in operating profit so as to broadly offset changes in policyholder liabilities caused by equity volatility.

During 2005, JNL again delivered record sales, with total APE sales for the year of £515 million up 13 per cent on 2004, and retail sales of £417 million, up 12 per cent. Variable annuity APE sales of £261 million were up 31 per cent on prior year, compared with market growth of 2.5 per cent during 2005 (Source: VARDS), primarily reflecting the continued success of its unbundled variable annuity contract ‘Perspective II’. Utilising the flexible product design enabled by leading technology, advisors can customise the product to meet the individual needs of the consumer, including individually priced benefit options and guarantees, such that consumers only pay for what they want.

JNL improved fixed index annuity APE sales by 44 per cent to £62 million during the year, improving its market position to seventh for the year, up from ninth in 2004 (Source: LIMRA). Fixed annuity APE sales of £79 million in 2005 were down 31 per cent on 2004, reflecting the continued low interest rate environment and relatively flat yield curve in the US. JNL has continued to pursue value and hence has been unwilling to compromise entry spreads in this market. JNL was ranked the seventh largest provider of traditional individual deferred fixed annuities during 2005 (Source: LIMRA).

Institutional APE sales of £98 million were up 15 per cent on 2004. JNL took advantage of attractive issuance opportunities during 2005, and continues to participate in this market on an opportunistic basis.

Seventy per cent of retail premiums received in 2005 were for products and product features that did not exist at the beginning of 2004. In January 2005, JNL launched its ‘Perspective Advisors II’ variable annuity, and in March launched ‘Perspective L Series’ variable annuity contract, both of which included the full menu of Perspective II benefits. These two products generated combined sales of US$678 million in the year. JNL also extended its range of life products during the year with the addition of ‘Ultimate Investor’, a variable universal life contract. The flexibility of JNL’s technology, and demonstrable competency in execution, have resulted in an ability to quickly and efficiently meet the changing needs of consumers and advisors.

JNL continued to develop its wholesale distribution capability during 2005. JNL’s long-term commitment to meeting the needs of broker-dealers and their clients, through the provision of product flexibility, sales support tools, technology and customer service, continues to pay dividends. During 2005, JNL increased its share of variable annuity sales through the independent broker-dealer channel from 6.8 per cent to 9.1 per cent, and its share of the regional broker-dealer channel from 3.9 per cent to 4.9 per cent (Source: VARDS).

JNL also distributes through its independent broker-dealer, National Planning Holdings (NPH), which is a network of four independent broker-dealers that represents approximately 2,600 registered advisors. NPH employs sophisticated technology that allows representatives to operate efficiently and productively. In 2005, NPH increased total revenues by three per cent to £231 million. At June 2005, NPH was ranked the sixth largest independent broker-dealer by revenue (Source: Financial Planning Magazine).

As a result of capital conservation measures introduced in previous years and further strong earnings, JNL continued to generate significant levels of capital, improving the capital ratio from 8.5 per cent in 2004 to 9.2 per cent in 2005. JNL’s statutory capital, surplus and asset valuation reserve position improved year-on-year by US$434 million, after deducting the US$150 million of capital remitted to the parent company.

Curian Capital, which offers customised separately managed accounts, continues to build a strong position with net investment flows of £298 million in the year. Curian, which can be accessed with a minimum account balance of US$25,000, offers customers access to technology that enables individual portfolio construction, and access to institutional-quality money managers. Advisors benefit from the efficiencies of on-line processing and compliance. Curian Capital now has US$1.7 billion (£973 million) of assets under management compared with US$1.1 billion (£615 million) at the start of 2005.

JNL has completed the integration of the 1.5 million Life of Georgia policies onto its own operating platform. This achievement clearly demonstrates JNL’s operational effectiveness and its increasing capability in consolidating large blocks of business. This acquisition doubled the number of JNL’s in-force life and annuity policies, adding scale to its operating platform and expanding its distribution capability, as well as further diversifying its income streams. This transaction enabled JNL to grow its life business at a higher return and faster rate than could be achieved organically. JNL expects to achieve the target internal rate of return after tax on this transaction of 12 per cent, and will continue to consider further US bolt-on acquisitions as opportunities arise.

With its relationship driven distribution, innovative product manufacturing capability and low cost operating model, JNL is well positioned to take advantage of the evolving opportunities in the US retirement market. As ‘baby boomers’ retire and shift their focus from asset accumulation to income distribution, one of JNL’s main objectives will be to capture a proportion of these flows. With an emphasis on sales of low capital intensive variable annuity products, solid operating results and strong investment performance, JNL is capable of self-generating the capital necessary to support its future growth at the required returns and return a growing remittance to the parent company.

The ageing demographics of the US, with the first of the 77 million ‘baby boomers’ reaching 60 this year, will, over the next decade,

create a very significant increase in the level of distributions from retirement savings plans. Life expectancy in the US continues to increase while at the same time the average retirement age is decreasing. This has led to a large increase in the average time individuals will spend in retirement. Consequently, there is a growing risk that individuals’ finances will be insufficient to cover the costs of living through retirement. These consumers will have a growing need for independent financial advice and will increasingly seek guarantees and longevity protections from the products they purchase.

Asia

Asia’s life insurance markets are very attractive with large scale and high growth rates supported by consistently strong economic growth, favourable demographics and market liberalisations. However, there are some formidable barriers to successful entry including entrenched incumbents, the pace of change and nature of regulations, mandatory partners in some markets and a shortage of experienced staff. Acquisition opportunities, particularly of scale businesses, are limited and in North Asian markets are likely to involve back books that currently experience negative spread and hence require material provisions under European regulatory capital requirements.

Since the mid 1990s, Prudential has been progressively building its Asian platform, strengthening and protecting its market-leading positions in its established markets (Singapore, Hong Kong and Malaysia), entering emerging markets (Thailand, Indonesia, Philippines, Vietnam), securing strong joint venture partners for the sizable opportunities in India and China (ICICI and CITIC respectively) and taking positions in the large North Asian markets of Taiwan, Japan and Korea. Prudential now has over seven million customers in Asia, up from 1.5 million in 2000.

In all its markets, Prudential has been focused on building proprietary distribution as the most effective way of delivering sustainable new business volumes and managing the customer proposition; typically through growing tied agency and integrated bancassurance arrangements (such as with Standard Chartered Bank in Hong Kong). Prudential also prioritises economic capital efficiency, profitability and customer centricity in its Asian product portfolio as seen, for example, with the introduction of unit-linked products across the region, an emphasis on regular premium policies (89 per cent of APE sales in 2005), life stage themed marketing and purposely limiting participation in the lowest margin and highly tactical sectors.

During 2005, the business continued to make very solid progress in a number of key areas.

In China, six new cities were added including Wuhan, the provincial capital of Hubei. CITIC-Prudential now has 10 cities operational in China and a further new provincial capital, Jinan in Shandong, was added in January 2006. The main challenge facing foreign players trying to become established in China is the need to develop local management teams to support geographic expansion. Prudential has a real advantage in being able to leverage its existing Chinese speaking operations to help incubate new teams quickly. In 2005, new business APE for China increased by 47 per cent over 2004.

Strengthening distribution continues to be a major priority. In 2005 agent numbers grew by 26 per cent to over 170,000 with geographic expansion in India and China being a key driver (up 36 per cent and 37 per cent respectively). In Indonesia, the business has excellent momentum and has increased agent numbers by 89 per cent during the year. In the established markets, improving agency productivity is a key initiative and, whilst this improved in 2005, there is still significant room for growth. Prudential’s multi-channel distribution model in Korea is a real asset as, whilst volumes from direct campaigns such as a home shopping channel have waned and bank distribution has been limited by regulatory caps and industrial action, new business APE growth for 2005 of 88 per cent reflects great success in increasing the number of tied financial advisers (up 132 per cent) and extending the number of general agents (brokers).

Currently 75 per cent of Prudential’s new business APE comes from its tied agency distribution and whilst this will remain the primary channel for some time, there is the potential to further expand alternate channels, particularly banks and direct marketing. Bancassurance with Standard Chartered Bank in Hong Kong continues to be especially successful and there is considerable potential particularly in Singapore, Malaysia and Taiwan over the short to medium term. The life business in Japan remains challenging and after piloting a Financial Adviser channel with little success and high running costs this was closed in January 2006; the emphasis is now on developing profitable partnership distribution opportunities.

Asia

		2004	Percentage		2004	Percentage
£m unless otherwise stated	2005	(at CER)	change	2005	(at RER)	change
APE sales	731	594	23%	731	576	27%
NBP	413	365	13%	413	355	16%
NBP margin (% APE)	56%	61%	—	56%	62%	—
NBP margin (% PVP)	10.2%	10.4%	—	10.2%	10.4%	—
Total EEV basis operating profit*	576	473	22%	576	460	25%
Total IFRS operating profit*	195	119	64%	195	117	67%

*Based on longer-term investment returns and excluding fund management operations, development and Asia regional head office expenses.

Taiwan’s macroeconomic environment remains challenging with interest rates currently at record lows leading to negative spread issues affecting the whole industry, particularly on tranches of business sold pre 2002. Prudential has a comparatively small book of this business and remains confident that any potential deficits are more than adequately supported by the profitable new business, particularly unit-linked, it has been writing for a number of years. The Taiwanese life insurance industry is currently dominated by players pursuing short-term volume whereas Prudential remains firmly focused on long-term profitability. In 2005, Prudential’s new business APE mix was 73 per cent linked products compared to the industry total of 29 per cent and new business volumes were in line with 2004. NBP margins in Taiwan were 51 per cent compared to 61 per cent the previous year. The change is due to a higher proportion of capital efficient and popular new retirement-focused regular premium unit-linked savings plans that are investment-orientated.

Prudential’s increasing scale is enabling it to move ahead with plans for a step change in its operating platform. A new business processing hub was launched in Kuala Lumpur, Malaysia in early 2005 under the name Prudential Services Asia. This is already successfully processing business for the Malaysian and Singaporean life operations and plans are underway for a second hub to be launched in China.

Over the last year significant progress was made with embedding a risk management and compliance framework. Prudential employs ‘three lines of defence’; the operational management in each business, strong risk management related functions and an independent internal audit function. Prudential’s policies are clear that any breach of regulatory standards attributable to staff malpractice is unacceptable.

In financial terms, 2005 was another strong year. Prudential’s new business APE grew by 23 per cent to £731 million over 2004. The NBP margin was 56 per cent, compared to 61 per cent in 2004 representing changes in the average geographic mix (net two percentage points), economic assumption changes (net two percentage points) and product mix (net one percentage point). Looking at these changes in more detail, Korea and India now contribute 26 per cent of total APE compared to 18 per cent in 2004, average NBP margins in these countries are 37 per cent and 29 per cent respectively. The impact attributed to economic assumption changes is driven principally by increases to the risk discount rates in China and Korea. This was more than offset by a favourable shift in product mix in Korea where average margins remained slightly ahead of 2004 at 37 per cent. The other main product mix related impact was due to the lower margins on the retirement linked product in Taiwan as discussed above which led to a change in average margins from 61 per cent to 51 per cent.

With the exception of Taiwan, all markets have increased NBP over 2004.

Long-term EEV operating profits of £576 million are up 22 per cent over 2004 and are driven by NBP of £413 million and unwind of discount of £162 million with small operating assumption changes and experience variances netting out to £1 million.

IFRS operating profits based on longer-term investment returns, increased 64 per cent to £195 million from £119 million in 2004, however, 2005 does include a net £30 million from various non-recurring items including a net £44 million profit as previously disclosed at the half year and subsequently reduced by £14 million of restructuring charges in Japan. Excluding these, growth was 39 per cent reflecting the steady increase in profits from the established markets with total IFRS operating profits of £127 million, up 14 per cent, the emergence of profits on the IFRS basis from the new business being sold across the region and lower expenses in Japan.

Prudential Asia’s high proportion of profitable, regular premium business combined with sound operational management means cash flows can be predicted with some certainty. As previously announced, the business is on target to fund continued strong growth internally and begin remitting surplus cash back to the Group from 2006 onwards.

In summary, Prudential has an excellent track record of building a profitable business in Asia and the scale of the opportunity for continued growth is clear.

Asset management

Prudential’s three asset management businesses are aligned with their respective markets in the UK, Asia and the US. They operate under different brands and with different models, each of which is described further below.

M&G

			Percentage
£m unless otherwise stated	2005	2004	change
Gross investment flows	7,916	5,845	35%
Net investment flows	3,862	2,004	93%
Underlying profit before performance-related fees	138	110	25%
Total IFRS operating profit*	163	136	20%

*Based on longer-term investment returns.

M&G is Prudential’s UK and European fund management business and has £149 billion of funds under management, of which £113 billion relates to Prudential’s long-term business funds. M&G operates in markets where it has a leading position and competitive advantage, including retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. M&G also manages Prudential’s balance sheet for profit. M&G has scale in all key asset classes: it is one of the largest active managers in the UK stockmarket, one of the largest bond investors in the UK and one of the UK’s largest property investors.

M&G’s operating profit based on longer-term investment returns in 2005 including performance-related fees (PRF) was £163 million, an increase of 20 per cent on last year. Underlying profit (excluding PRF) of £138 million was 25 per cent higher than in 2004, an extremely strong result given that the previous year included £7 million of non-recurring provision releases. Adjusting for this gives a like-for-like increase in profits of 34 per cent over 2004. This continues a strong upward trend which has seen underlying profits grow from £49 million in 2002 to £138 million last year, reflecting the strengths of M&G’s diversified business, disciplined cost management and the successful development of new sources of revenue.

PRF in 2005 were £24 million, including £17 million as a result of several exceptionally profitable realisations by PPM Capital that are not expected to recur. M&G received £7 million of performance fees for managing Prudential’s long-term and annuity funds, which continued to beat their strategic and competitor benchmarks during the year.

M&G enjoyed a record year for sales during 2005, with gross fund inflows increasing 35 per cent to £7.9 billion. Net fund inflows also grew significantly, almost doubling to £3.9 billion and external funds under management, which represent a quarter of M&G’s total funds, rose by 26 per cent to £36.2 billion.

Gross fund inflows into M&G’s retail businesses were their highest ever at £3.8 billion and were nearly double the previous year. Net retail fund inflows totalled £1.3 billion, more than triple those in 2004. In the UK, M&G generated the highest ever retail sales in its 75 year history across a combination of its equity, fixed income and property funds. M&G International, which sells funds in Germany, Austria, Italy, Luxembourg and Switzerland, more than tripled its funds under management during the year. M&G’s South African business saw a doubling of retail funds under management. Retail fund performance continued to be very strong, especially M&G’s equity funds which saw 92 per cent of funds beating their UK sector average over three years.

M&G’s institutional business saw gross fund inflows of £4.1 billion. Significant growth in the areas of private finance and property helped net fund inflows increase 59 per cent to £2.5 billion. M&G continued its successful strategy of generating new revenue streams with attractive margins using expertise developed for internal funds, especially in the area of non-correlated assets such as leveraged loans. M&G broke new ground in this asset class during the year with the launch of Europe’s first pure leveraged loan fund, the M&G European Loan Fund. The success of M&G’s Collateralised Debt Obligation (CDO) programme also continued during 2005 with the launch of five new CDOs. In property, the development of external vehicles managed by Prudential Property Investment Managers (PruPIM) for third party clients delivered strong fund inflows.

Asia

The Asian fund management business had £26.2 billion of funds under management as at 31 December 2005, of which £10.1 billion related to third party funds in operations in India, Taiwan, Japan, Korea, Malaysia, Singapore and Hong Kong. Prudential is a top five foreign provider of mutual funds in all countries in which it operates with the exception of Japan where significant progress has been made in a very competitive market. In 2005, the fund management business continued to expand geographically with the securing of fund management licences in China, through a joint venture with CITIC, and in Vietnam. This takes the total number of countries in which the business has a presence to nine.

Operating profit from the Asian fund management operations was £12 million for the year, the decrease from 2004 reflecting the exceptional costs of £16 million incurred due to bond fund restructuring required as a result of industry wide issues in Taiwan.

The geographic expansion of the past few years has been matched by growth in market share, with Korea, Japan, India and Malaysia being notable successes. Geographic diversification along with this growth in scale has resulted in a strong upward trend in profits with underlying profits increasing from £9 million in 2001 to £28 million in 2005.

Net inflows from third parties of £1.3 billion were driven by strong net inflows in Japan of £905 million and Korea of £926 million though these were offset by net outflows in Taiwan of £745 million due to an unsettled bond fund market.

Total reported third party funds under management of £10.1 billion was up 13 per cent on 2004. In August last year, ICICI increased its stake in Prudential’s India asset management joint venture from 45 per cent to 51 per cent. As a result, Prudential no longer consolidates this business at 100 per cent and the year end numbers are reported at 49 per cent, resulting in a £1.5 billion reduction in funds under management for the year. On a comparable basis, full year 2005 funds under management grew 29 per cent on 2004.

Asia

		2004	Percentage		2004	Percentage
£m unless otherwise stated	2005	(at CER)	change	2005	(at RER)	change
Net investment flows	1,327	1,293	3%	1,327	1,280	4%
Total IFRS operating profit*	12	20	(40)%	12	19	(37)%

*Based on longer-term investment returns. Underlying IFRS operating profit of £28 million, offset by £16 million of charges related to bond funds in Taiwan.

PPM America

		2004	Percentage		2004	Percentage
£m unless otherwise stated	2005	(at CER)	change	2005	(at RER)	change
Funds Under Management (£bn)	41	40	3%	41	36	14%
Total IFRS operating profit*	20	12	67%	20	12	67%

*Based on longer-term investment returns.

PPM America

PPM America, based in Chicago, is Prudential’s North American institutional investment manager, specialising in public and private fixed income and equity, and real estate securities, and, through its affiliate PPM Finance, Inc., commercial mortgage lending. At the end of 2005, PPM America had funds under management of £41 billion (including PPM Finance), of which 68 per cent relates primarily to JNL policyholder assets, 29 per cent to funds managed on behalf of other Prudential UK and Asian affiliates, and three per cent to funds managed for external clients, including CDOs and similar products.

In 2005, PPM America increased IFRS profits by 67 per cent, primarily due to a one-off £5 million revaluation related to investment vehicles managed by PPM America.

Banking

	2005	2004**	Percentage change
	£m	£m
IFRS operating profit based on longer-term investment returns, from continuing operations*:
UK banking business	60	72	(17)%
Restructuring costs	(10)	(5)	(100)%
Transaction costs	(7)	(6)	(17)%
Other	1	0	100%
	44	61	(28)%
Highlights of UK banking business:
Net interest income	312	287	9%
Non-interest income	215	209	3%
Cost-to-income ratio	43%	49%	—
Bad debts	(241)	(182)	(32)%

*Continuing operations – excludes Egg France and Funds Direct, which were discontinued in 2004.

**2004 comparatives are on an IFRS basis, except for adjustments for IAS 32 and IAS 39 which have been adopted from 1 January 2005, as permitted by IFRS transition rules.

Egg is an innovative financial services company primarily offering banking products and services, specifically, unsecured personal loans, credit cards, mortgages and savings accounts. Egg is now one of the world’s largest on-line banks with approximately 3.7 million predominantly young and upmarket customers acquired since launch.

Operating profit from the core UK banking business was £60 million, compared with £72 million in 2004. This result represents a strong performance given a very challenging set of market conditions with sharply reducing growth in unsecured borrowings, narrowing margins following the increase in average base rates and a sharp deterioration across the industry in underlying credit quality. Regulatory changes also impacted this year’s business performance. In particular, the introduction of new measures into the sales processes of payment protection insurance products in 2005 has led to a significant reduction in income from these products across the industry.

Despite this market environment, Egg managed to increase margins on credit cards via increased pricing and through focusing on the active management of its existing customer base to maximise borrowing balances. The degree of deterioration in credit quality was at a level substantially below the market.

Egg has completed the re-focus on its successful core UK banking business over the last 12 months. The exit from France was completed in the first quarter of 2005 with total costs incurred within the provision established in 2004. In October 2005, Egg completed the sale of Funds Direct, its investment wrap platform business. Total operating profit from continuing operations in 2005 includes £10 million of restructuring costs.

This reorganisation aligned Egg’s cost base with its strategic focus on the UK business and contributed to a £17 million reduction in total expenses between 2005 and 2004.

Transaction costs of £7 million were incurred during 2005 in relation to Prudential’s acquisition of the minority shareholdings in Egg.

The immediate benefits from the restructuring implemented in early 2005, together with Egg’s effective cost management contributed to the continued downward trend in Egg’s cost to income ratio. It was 43 per cent for 2005, compared to 49 per cent and 53 per cent for 2004 and 2003 respectively.

The capital position at the end of the year continued to be very strong with total capital ratio of 14.8 per cent, improving from 12.5 per cent in 2004.

The launch of Egg Money in September has further strengthened the brand awareness and reinforced the innovative values of Egg. This product concept also reflects Egg’s strategy of deepening its relationship with customers which is a key differentiator and route to higher levels of cross sales and ultimately a broader range of product offerings. Egg Money won an award from Which? for ‘Best Money Innovation’ in November 2005.

On 1 December 2005, the Boards of Prudential and Egg announced a recommended Offer by Prudential for the whole of the issued and to be issued shares of Egg not already owned by the Prudential Group. This represented approximately 21.7 per cent of the existing issued share capital of Egg.

The Offer valued the existing issued share capital of Egg at approximately £973 million, a 15 per cent premium to the market capitalisation of Egg of £845 million on 30 November 2005, being the last Business Day prior to announcement of the Offer. Prudential offered 0.2237 New Prudential Shares for each Egg Share.

On 23 January 2006, Prudential announced that it had received acceptances in respect of 80.3 per cent of the issued ordinary share capital that it did not already own bringing Prudential’s ownership of the Egg Group to 95.7 per cent. Prudential also announced its intention to extend the offer until further notice.

On 20 February 2006, Egg shares were delisted from the Official List.

It is anticipated that the acquisition of the minority will enable Prudential and Egg to capitalise on the product capabilities, customer relationships and brand strengths of Prudential, M&G and Egg and will also facilitate the realisation of substantial annualised pre-tax cost savings, with £40 million expected to be realised by the end of 2007, as well as opportunities for revenue synergies.

Financial review

Sales and funds under management

Prudential delivered strong sales growth during 2005 with total new insurance sales up 13 per cent to £13.8 billion at constant exchange rates (CER). This resulted in record insurance sales of £2.1 billion on the annual premium equivalent (APE) basis, an increase of 15 per cent on 2004. At reported exchange rates (RER), APE was up 16 per cent on 2004. The strong growth is reflected across all regions with APE up on 2004 by 10 per cent in the UK, 13 per cent in the US and 23 per cent in Asia at CER.

Total gross investment sales for 2005 were £26.4 billion, up six per cent on 2004 at RER. Net investment flows of £5.2 billion were up 58 per cent on last year at RER.

Total investment funds under management in 2005 increased by 24 per cent from £37.2 billion to £46.3 billion at RER, reflecting net investment flows of £5.2 billion and net market and other movements of £3.9 billion.

At 31 December 2005, total insurance and investment funds under management were £234 billion, an increase of 19 per cent up from 2004 at RER.

Present value of new business premiums in 2005 increased by 12 per cent to £16.8 billion. Present value of new business premiums is the preferred basis of disclosing margin under EEV principles, and from the half year 2006 we will provide commentary on this basis. We will continue to provide detail on the APE basis for the foreseeable future until familiarity with the new basis of reporting is developed.

Basis of preparation of results

From 1 January 2005, Prudential is required to account for its long-term insurance business on an International Financial Reporting Standards (IFRS) basis. In broad terms, IFRS profits for long-term business contracts reflect the aggregate of statutory transfers from with-profits funds and profits on a traditional accounting basis for other long-term business. Although the statutory transfers from with-profits funds are closely aligned with cash flow generation, the pattern of IFRS profits over time from shareholder-backed long-term businesses will generally differ from the cash flow pattern. Over the life of a contract, however, aggregate IFRS profits will be the same as aggregate cash flow.

As a signatory to the European CFO Forum’s EEV Principles, Prudential also reports supplementary results on the European Embedded Value (EEV) basis for the Group’s long-term business, including asset management operations and service companies that support the long-term businesses. These results are combined with the IFRS basis results of the Group’s other businesses.

Reference to operating profit relates to profit including the expected long-term rate of return on investments, but excludes exceptional items, short-term fluctuations in investment returns and the effect of changes in economic assumptions.

International Financial Reporting Standards basis reporting

The European Union (EU) requires that all listed European groups prepare their 2005 financial statements in accordance with EU approved International Financial Reporting Standards (IFRS). The IFRS basis replaces the previous modified statutory basis (MSB) of reporting. To prepare the market for the changes the Group reported the impact of restating its 2004 results in its Economic and Financial Reporting announcement on 2 June 2005.

The announcement explained that the IFRS changes have been implemented in two stages. First, for the purposes of formal IFRS adoption from 1 January 2004 all standards other than IAS 32, ‘Financial Instruments: Disclosure and Presentation’, IAS 39, ‘Financial Instruments: Recognition and Measurement’, and IFRS 4, ‘Insurance Contracts’ have been applied.

Due to the complications for the retrospective application, particularly for the banking industry for financial instruments, the International Accounting Standards Board (IASB) allowed adoption of these three standards from 1 January 2005. The Group has chosen to adopt this approach. However, mindful of the impact on the Group’s insurance operations, particularly Jackson National Life (JNL), the Group has prepared supplementary pro forma results that show the effect of adopting these standards if they had been applied in 2004 for those businesses. The two areas of change that are of particular relevance to Prudential’s results are:

•  Altered valuation bases for JNL derivatives and fixed income securities; and

•  recognition of the shareholders’ share of deficits on defined benefit pension schemes in shareholders’ equity.

In preparing its IFRS basis results the Group has chosen to continue to provide supplementary analysis of the profit before shareholder tax so as to distinguish operating results based on longer-term investment returns, actuarial gains and losses on defined benefit pension schemes, and exceptional items. The Group has also made a discretionary change of accounting policy at the same time as the adoption of IFRS standards. The change principally affects the determination of longer-term returns for JNL that are credited to operating results. Total profit before tax is unaffected by this change.

Total profit before tax now includes value movements on derivatives that JNL uses for economic hedging together with actuarial gains and losses on the Group’s defined benefit pension schemes, and is expected to be more volatile as a result. In addition, IFRS basis shareholders’ funds will be more volatile from period to period because of market value movements on fixed income securities of JNL which are classified as available for sale.

The adoption of IFRS does not have a significant impact on the business or the underlying financial position.

European Embedded Value basis reporting

Life insurance products are, by their nature, long-term and the profit on this business is generated over a significant number of years. Accounting under IFRS does not, in Prudential’s opinion, properly reflect the inherent value of these future profit streams.

Prudential believes that embedded value reporting provides investors with a better measure of underlying profitability of the Group’s long-term businesses and is a valuable supplement to statutory accounts.

As a signatory to the European CFO Forum’s EEV Principles, Prudential has adopted EEV methodology for its 2005 year end results. This replaces the achieved profits basis of reporting. The main impact of the change from the achieved profits basis on the results arises from the effects of changes to the assumed level of locked-in capital allocated to each business, the adoption of product specific risk discount rates, and an explicit valuation of the time value of options and guarantees. The EEV results also include the value of future profits from fund management and service operations that support the long-term business. In most other respects the approach that Prudential used for its achieved profits reporting already conforms to the requirements of the EEV Principles.

On the EEV basis, the shareholders’ interest in the Group’s long-term businesses comprises:

•       The present value of future shareholder cash flows from in-force covered business (value of in-force business), less a deduction for the cost of locked-in (encumbered) capital;

•       the locked-in (encumbered) capital; and

•       shareholders’ net worth in excess of encumbered capital.

Stochastic valuations have been undertaken to determine the value of in-force business including the cost of capital. A deterministic valuation of the in-force business is also derived using consistent assumptions, and the time value of the financial options and guarantees is derived as the difference between the two.

The Group EEV results also incorporate the effect of the discretionary change to the basis of determining longer-term investment returns included in operating profits and IFRS changes for pension scheme accounting and non-insurance operations as described below.

European Embedded Value basis operating profit

Total EEV basis operating profit from continuing operations based on longer-term investment returns was £1,712 million, up 33 per cent from 2004 at CER. At RER, the result was up 34 per cent. This result reflects a combination of strong growth in all the insurance and funds management businesses.

Prudential’s insurance business achieved significant growth, both in terms of new business profits (NBP) and in-force profit, resulting in a 30 per cent increase in operating profit over 2004 at CER. In 2005, the Group has generated record NBP from insurance business of £867 million which was 15 per cent above 2004 at CER,

EEV basis operating profit based on longer-term		2004	Percentage		2004	Percentage
investment returns	2005	(at CER)	change	2005	(at RER)	change
	£m	£m		£m	£m
Insurance business:
UK	426	486	(12)%	426	486	(12)%
US	741	384	93%	741	382	94%
Asia	576	473	22%	576	460	25%
Development expenses	(20)	(15)	(33)%	(20)	(15)	(33)%
	1,723	1,328	30%	1,723	1,313	31%
Fund management business:
M&G	163	136	20%	163	136	20%
US broker-dealer and fund management	24	15	60%	24	15	60%
Curian	(10)	(29)	66%	(10)	(29)	66%
Asia fund management	12	20	(40)%	12	19	(37)%
	189	142	33%	189	141	34%
Banking:
Egg (UK)	44	61	(28)%	44	61	(28)%
Other income and expenditure	(244)	(243)	0%	(244)	(241)	1%
Operating profit from continuing operations based on longer-term investment returns	1,712	1,288	33%	1,712	1,274	34%

driven by strong sales momentum across all markets. At RER, NBP was up 17 per cent. The average Group NBP margin was 41 per cent up from 40 per cent in 2004 on an APE basis and 5.2 per cent up from 5.0 per cent on a present value of premiums basis. The overall margin has been broadly maintained over the last two years, reflecting careful management of product mix within each business. In-force profit increased 48 per cent on 2004 at CER to £876 million. At RER, in-force profit was up 49 per cent. The in-force profit includes a £148 million charge in respect of a persistency assumption change in the UK and a credit in the US of £140 million reflecting an operating assumption change following price increases introduced on two blocks of in-force term life business announced at the half year. In aggregate, net assumption changes were negative £54 million, with net positive experience variances and other items of £79 million.

Results from fund management and banking business were £233million, an increase of 15 per cent at CER on 2004. This was mainly driven by the significant contribution from M&G.

Other income and expenditure was negative £244 million compared with negative £243 million at CER in 2004. This reflected an increase in investment return on centrally held assets and other income offset by higher interest payable and head office costs.

UK insurance operations

EEV basis operating profit based on longer-term investment returns of £426 million was down 12 per cent on 2004. 62 per cent of the profit was attributable to the with-profits fund.

Prudential UK’s new business profit remained in line with 2004 at £243 million. This was driven by the 10 per cent increase in APE sales volumes which was offset by a fall in the new business profit margin (from 30 per cent in 2004 to 27 per cent in 2005 on an APE basis). The movement in margin reflected the shift in product mix in 2005 as Prudential continued to expand its shareholder-backed product range, however, throughout the year there continued to be competitive pressure on margins across a range of products which Prudential substantially resisted.

Prudential allocates shareholder capital to support new business growth across a wide range of products in the UK. The weighted average post-tax Internal Rate of Return (IRR) on the capital allocated to new business growth in the UK in 2005 was 14 per cent achieving the 2007 target set at the time of the Rights Issue two years early. This increase was achieved by broadly maintaining or improving individual product IRR’s during the year coupled with a favourable product mix.

UK in-force profit of £183 million was down 25 per cent on 2004. The profits arising from the unwind of discount from the in-force book were partially offset by adverse operating assumption changes and other experience variances.

At the half year, persistency assumptions were strengthened across a number of products, primarily in respect of with-profits bonds. This resulted in a charge of £148 million for 2005 on an EEV basis. In the case of Prudence Bond, which accounts for a significant proportion of the assumption change, Prudential expected surrenders to fall after the favourable bonus declaration in February 2005. In the event, following the bonus declaration, customers continued to surrender their policies leading to a strengthening of the assumption by 40 per cent. The assumption change reflects Prudential’s current experience and, post tax, represents three per cent of the overall embedded value of the UK business.

The persistency assumptions represent Prudential’s current best estimate of future experience. In the case of Prudence Bond, a product with no set maturity or term and no surrender penalties after five years, future customer behaviour may differ from past experience, making it difficult to anticipate future actual surrenders with certainty.

However, the attractiveness of Prudence Bond as a long-term investment is demonstrated by investment returns that a typical customer has achieved. A Prudence Bond policy will have seen its value increase from £10,000 to £18,137 over the 10 years up to 6 April 2006. This payout represents an overall annualised return of 6.1 per cent over each of the last 10 years net of tax and charges.

Prudential continues to actively manage the conservation of its in-force book and is currently running within assumptions.

During the year, Prudential carried out a review of its mortality experience across all of its non-profit annuity business. As a result of this review, it strengthened the realistic and statutory male assumptions and weakened the realistic female assumptions to align the realistic assumptions with recent experience. The total effect of the changes was to reduce operating profit by £47 million, of which the main reduction arose from increasing the cost of capital.

New annuity business written in 2005 has been priced on the new basis for both EEV and IFRS.

Other charges of £46 million in the UK include £45 million of costs associated with complying with new regulatory requirements including Sarbanes-Oxley, product development and distribution development; a negative £19 million expense variance; and a net positive £18 million of other items. Prudential believe the announced cost savings from its UK insurance operations and Egg’s collaboration, together with other initiatives will lead to a lowering of the absolute cost base going forwards.

In 2005, Prudential wrote to 440,000 of its customers contracted-out of the State Second Pension (S2P) and provided updated information and views to enable them to make an informed decision about whether to contract back into S2P or remain contracted-out, stating that Prudential believed that most people should contract back in for the 2005/6 tax year onwards. As a result of this we expect premiums from DWP rebate business to fall in 2006 and subsequent years.

US operations

In the US, EEV operating profit based on longer-term investment returns from long-term operations was £741 million, up 93 per cent at CER and up 94 per cent from prior year at RER.

Jackson National Life (JNL) new business profit of £211 million was up 45 per cent on 2004, reflecting a 13 per cent increase in APE sales, and a significant improvement in new business margin to 41 per cent from 32 per cent in 2004. On a present value of premiums basis, the margin increased from 3.2 per cent to 4.1 per cent. The improved margin reflects a favourable business mix; an increase in the spread assumption for fixed index annuities reflecting the spread being achieved; improved average policy sizes for variable and fixed annuities; economic assumption changes, including an increase in the equity risk premium; and benefits derived from product pricing. Pricing benefits include the fee increase, introduced in May 2004, on the Perspective II product. The margin on institutional business improved due to the longer average duration contracts written by JNL during 2005.

The new business margin achieved on variable annuity business in 2005 was 50 per cent compared with 36 per cent in 2004. The improved margin was driven by economic assumption changes, and a full year of benefit associated with the re-pricing mentioned above. The economic assumption changes include an increase in the equity risk premium from three per cent to four per cent which Prudential believes more accurately reflects the volatility of equities.

The fixed index annuity margin has improved from the prior year due to an increase in the long-term spread assumption from 175bps to 190bps, reflecting the spread being achieved.

For JNL, the average IRR on new business was 15 per cent which reflects JNL’s strong pricing discipline.

In the US, the in-force profit of £530 million is 123 per cent up on 2004 at CER. The increase was primarily due to increased unwind of discount on the in-force business, an operating assumption change following price increases introduced on two older books of term life business (£140 million), and improved spread variance. The increase in the unwind of discount reflects the increase in risk discount rates, following an increase in the equity risk premium from three per cent to four per cent. Improved spread variance of £89 million is up from £41 million in the prior year, and reflects achieved spreads in excess of the current weighted portfolio target on the regular portfolio. The spread variance in 2005 also includes a number of non-recurring items including mortgage prepayment fees, make-whole payments and total return swap income which together represent £60 million of the spread variance.

As a discretionary change of accounting policy, implemented at the same time as the adoption of IFRS, the Group has replaced the previous basis of five year averaging of gains and losses on bonds with a method that more closely reflects longer-term returns.

On the new basis, longer-term returns on fixed income securities comprise two elements. The first element is a risk margin reserve (RMR) charge for long-term default experience of £58 million for 2005. The present value of future RMR charges is reflected in the opening embedded value. The second element is amortisation of £53 million of interest related realised gains and losses. These gains and losses are amortised to operating profit over the bonds’ original maturities.

The excess or deficit of actual realised gains and losses for fixed income securities for the period over these components of longer-term returns is included in short-term fluctuations in investment returns as a separate component of total profit for the period.

Following this change of policy for JNL’s EEV basis operating profit, the component for longer-term returns for fixed income securities is expected in the future to be a more stable feature than on the previous basis, which was affected by the volatility of realised gains and losses over a five year period. Total profit, including actual investment returns, is unaffected by the change. Further details of the change of policy are explained in the notes to the EEV and IFRS basis results. In 2005, JNL experienced a net realised gain of £1 million on its corporate bond portfolio. This is reflected in total EEV basis profit before tax.

Asia operations

EEV basis operating profit based on longer-term investment returns from long-term operations (excluding development and regional head office costs) was £576 million for the year, up 22 per cent at CER and 25 per cent at RER on 2004.

In Asia, NBP of £413 million was up 13 per cent at CER on 2004 with increased sales offset partially by NBP margin. During 2005, APE sales were up 23 per cent on 2004 and the NBP margins were 56 per cent on an APE basis and 10.2 per cent on a present value of premiums basis, compared with 61 per cent and 10.4 per cent respectively in 2004 at CER. The key drivers of lower margins in Asia compared to prior year were country mix (reduction of two percentage points), product mix – principally in Taiwan (reduction of one percentage point) and assumption changes (reduction of two percentage points).

Korea and India now contribute 26 per cent of total APE compared to 18 per cent in 2004. Average NBP margins in these countries are 37 per cent and 29 per cent respectively. The impact attributed to economic assumption changes is driven principally by increases to the risk discount rates in China and Korea. This was more than offset by a favourable shift in product mix in Korea where average margins remained slightly ahead of 2004 at 37 per cent. The other main product mix related impact was due to the lower margins on the new retirement unit-linked product in Taiwan which led to a change in average margins from 61 per cent to 51 per cent.

Asia’s in-force profit (before development expenses and the Asian fund management business) increased to £163 million in 2005 from £108 million in 2004 at CER. This reflects a higher value related to the unwind of the discount rate as the in-force business builds scale.

In Asia we have target IRRs on new business at a country level of 10 percentage points over the country risk discount rate. Risk discount rates vary from five per cent to 18 per cent depending upon the risks in each country market. These target rates of return are average rates and the marginal return on capital on a particular product could be above or below the target.

We have, however, exceeded the target in each of Asia’s markets in 2005 except for Thailand and Japan, which have yet to reach scale. In aggregate, IRR on new business exceeded 20 per cent on average new business risk discount rates for 2005 of 9.8 per cent.

Asset management, banking and other

M&G

M&G’s operating profit was £163 million, an increase of 20 per cent on last year. This included £24 million in performance-related fees (PRF), of which £17 million was earned by PPM Capital following another year of extremely profitable realisations on behalf of its clients. These are not expected to recur.

Underlying profit (excluding PRF) of £138 million was 25 per cent higher than in 2004, an extremely strong result given that the previous year included £7 million of non-recurring provision releases. Adjusting for this gives a like-for-like increase in profit of 34 per cent over 2004.

In the past few years, growth in income from M&G’s existing businesses has been reinforced by the successful development of revenue streams from new activities. These include Prudential Finance, which manages Prudential’s balance sheet for profit, private finance, including CDOs, and Prudential Property Investment Managers (PruPIM), which increasingly manages assets for external investors. In its retail businesses, sales of equity funds have risen significantly in both the UK, as a result of strong investment performance, and overseas, where M&G continues to build new distribution channels in selected European and other markets.

The benefits of this business diversification are clearly demonstrated by the strong upward trend in profits that M&G has posted –underlying profits have increased consistently from £49 million in 2002 to £138 million in 2005. Profits growth in 2005 was largely due to the impact of higher asset prices in equity and property markets, combined with the impact of positive net inflows over a period of several years. In addition, discipline continues to be exercised over costs, which have risen only slightly this year after four years in which they were held flat.

US broker-dealer and fund management businesses

The broker-dealer and fund management operations reported profits of £24 million, compared with £15 million in 2004, primarily due to a one-off £5 million revaluation related to an investment vehicle managed by PPM America.

Curian

Curian, which provides innovative fee-based separately managed accounts, recorded losses of £10 million in 2005, improved from losses of £29 million in 2004, as the business continues to build scale. At year end 2005, Curian had grown assets under management to US$1.7 billion (£973 million) from US$1.1 billion (£615million) at year end 2004.

Asian fund management business

The fund management business in Asia has expanded into new markets in the past few years and is now in nine markets across Asia. Geographic diversification along with this growth in scale has resulted in a strong upward trend in profits.

Profit from the Asian fund management operations was £12 million for the year, down 37 per cent from 2004 reflecting the exceptional costs of £16 million incurred due to bond fund restructuring required as a result of industry wide issues in Taiwan. Underlying profit from the Asian fund management operations, excluding charges of £16 million, grew by 47 per cent to £28 million, a strong result indicative of the economies of scale the business is now generating. Adjusting for the reporting of India at 49 per cent from 26 August 2005 results in an increase in profits of 55 per cent over 2004.

At the Group level, profit before tax includes £6 million in profit attributable to realising value created in India when ICICI increased its stake in Prudential’s Indian asset management joint venture from 45 per cent to 51 per cent. This amount is included in short-term fluctuations but excluded from operating profit based on longer-term investment returns.

Egg

Egg’s total continuing operating profit in 2005 was £44 million, compared with £61 million in 2004. This reflected the increasingly challenging market conditions and £10 million restructuring costs incurred in the first half of 2005.

Operating profit of the core UK banking business was £60 million. The reduction from £72 million for 2004 primarily reflected the fact that although Egg successfully grew income by £31 million in a difficult market and cut £17 million from its cost base, this was more than offset by an increase of £59 million in bad debts due to the changing mix in the portfolio, business growth plus a deterioration in credit quality driven by economic factors across the UK unsecured lending market.

The UK unsecured lending market only grew marginally in 2005 and, indeed, there was a net reduction in credit card balances in the second half of the year. Against this tough market environment, Egg managed to drive up the return on its credit card portfolio by focusing on growing interest bearing balances and successfully repricing the card to reflect the higher funding costs, given base rates had risen on average compared to 2004. This contributed to an increase of £32 million in net interest income.

As a result of the effective cost management, together with the benefits of reorganisation early this year, Egg’s cost to income ratio continued its downward trend to 43 per cent for 2005, improving from 49 per cent and 53 per cent for 2004 and 2003 respectively.

In 2005, a sharp deterioration in credit quality has adversely affected the UK retail banking sector leading to an increase in impairment charges across the sector, including Egg, compared to expectations. The result Egg achieved, which we believe is better than average industry performance, is due to the tactical decision to tighten its lending criteria early in the credit cycle, active portfolio management and its underlying higher quality card portfolio.

Regulatory attention continues to be devoted to the creditor insurance market and we believe the introduction of new measures into the sales processes for payment protection products has led to a reduction of approximately 20 per cent on the commission revenue earned on this product across the banking sector. Egg experienced similar reductions, a solid performance for an on-line bank.

Through the acquisition of the minority interests of Egg and the closer partnership of Egg with Prudential UK life and pension businesses, Prudential expects to achieve total annualised pre-tax cost savings across the combined businesses of £40 million by the end of 2007. Costs of approximately £50 million pre-tax are estimated to be incurred from this restructuring. This will be provided for in 2006.

Other

Asia’s development expenses (excluding the regional head office expenses) increased by 33 per cent at CER to £20 million, compared with £15 million in 2004. These development expenses primarily related to our newer operations and establishing our services hub in Malaysia.

Other net expenditure remained constant over 2004. This reflected other income as a result of the interest earned on the net proceeds from the 2004 Rights Issue offset by higher interest payable. Head office costs (including Asia regional head office costs of £30 million) were £100 million, up £19 million on 2004. The increase mainly reflects the substantial work being undertaken for the implementation of IFRS and EEV reporting, Sarbanes-Oxley and other regulatory costs.

Total EEV basis – result before tax for continuing operations

(Year-on-year comparisons below are based on RER.)

The result before tax and minority interests was a profit of £2,244 million up 26 per cent on 2004. This reflects an increase in operating profit from £1,274 million to £1,712 million, together with a favourable movement of £431 million in short-term fluctuations in investment returns from £570 million to £1,001 million. This is offset by negative movements, principally £223 million due to changes in economic assumptions and a goodwill impairment charge of £120 million.

The UK long-term business component of short-term fluctuations in investment returns of £995 million primarily reflects the difference between an actual investment return for the with-profits life fund of 20 per cent and the long-term assumed return of seven per cent.

The US long-term business short-term fluctuations in investment returns of £65 million include a positive £63 million in respect of the difference between actual investment returns and long-term returns included in operating profit. The primary factor was a return in excess of assumptions on limited partnership investments. It also includes a positive £4 million in relation to changed expectations of future profitability on variable annuity business in force due to the actual separate account return exceeding the long-term return reported within operating profit.

In Asia, long-term business short-term investment fluctuations were £41 million, compared to £91 million last year. This mainly reflects improving equity markets in a number of countries.

Negative economic assumption changes of £349 million in 2005 compared with negative economic assumption changes of £126 million in 2004. Economic assumption changes in 2005 comprised negative £81 million in the UK, negative £3 million in the US and negative £265 million in Asia.

In the UK, economic assumption changes of negative £81 million reflect the impact of the increase in the future investment return assumption offset by the increase in the risk discount rate. The increases arise because although interest rates have decreased over 2005, the equity risk premium assumption has increased from three per cent to four per cent.

In the US, economic assumption changes of negative £3 million primarily reflect increases in the risk discount rates following the increase in the equity risk premium from three per cent to four per cent, partially offset by an increase in the separate account return assumption.

Asia’s negative economic assumption changes of £265 million primarily reflect the effect of lower bond yields in Taiwan which necessitated a reduction in the Fund Earned Rate assumptions. The economic scenarios used to calculate 2005 EEV basis results reflect the assumption of a phased progression of the bond yields from the current rates to the long-term expected rates. The projections assume that, in the average scenario, the current bond yields of around two per cent trend towards 5.5 per cent at 31 December 2012. Allowance is made for the mix of assets in the fund, our future investment strategy and the market value depreciation of the bonds as a result of the assumed yield increases. This gives rise to an average assumed Fund Earned Rate that trends from 2.3 per cent to 5.4 per cent in 2013 and falls below 2.3 per cent for seven years due to the depreciation of bond values as yields rise. Thereafter, the Fund Earned Rate fluctuates around a target of 5.9 per cent. This compares to a grading of 3.4 per cent at 31 December 2004 to 5.9 per cent by 31 December 2012 for the 2004 results. Consistent with our EEV methodology, a constant discount rate has been applied to the projected cash flows.

The effect of change in the time value of cost of options and guarantees was positive £47 million for the year, consisting of £31 million, £11 million and £5 million for the UK, the US and Asia, respectively.

Total EEV basis – result after tax for continuing operations

The result after tax, minority interests and discontinued operations was £1,582 million. The tax charge of £653 million compares with a tax charge of £553 million in 2004. Minority interests in the Group results were £12 million.

The effective tax rate at an operating profit level was 21 per cent (2004: 27 per cent), reflecting the lower effective tax rates in the UK and certain Asian territories. The effective tax rate at a total EEV level was 29 per cent (2004: 31 per cent) on a profit of £2,244 million. The higher effective rate of tax compared with that at an operating profit level is primarily due to the effect of impairment of goodwill (which does not attract tax relief), and the impact of short-term fluctuations in investment returns and changes in economic assumptions not all of which are tax affected. The reduction in the 2005 effective tax rate arises from a number of factors, including settlement of a number of outstanding issues with HMRC and benefit taken for prior year losses incurred in France following a recent European Court of Justice decision.

Return on embedded value

Prudential’s return on embedded value for 2005 was 15.7 per cent, up from 13.4 per cent in 2004 reflecting the Group’s continued focus on profitable growth. The return is based on post-tax EEV operating profit from continuing operations as a percentage of opening embedded value.

International Financial Reporting Standards (IFRS) results IFRS operating profit (based on longer-term investment returns)

Reference to operating profit relates to profit including investment returns at the expected long-term rate of return but excludes short-term fluctuations in investment returns, actuarial gains and losses of defined benefit pension schemes and exceptional items.

Group operating profit before tax from continuing operations on the IFRS basis was £957 million, an increase of 36 per cent on the pro forma IFRS basis for 2004 at CER. At RER, operating profit was up 37 per cent on prior year. This reflects strong growth in insurance and funds management businesses.

In the UK, IFRS operating profit increased 35 per cent to £400 million in 2005. This reflected a nine per cent increase in profits attributable to the with-profits business, a consequence of bonus declarations announced in February 2005 and February 2006, a 44 per cent increase in profits arising from annuities business, and IFRS profits arising from the Phoenix Life and Pensions transaction completed in June 2005.

In the US, IFRS operating profit of £362 million was up 27 per cent on 2004. IFRS operating profit for long-term business was £348 million, up 17 per cent from £298 million in 2004. The US operations’ results are based on US GAAP, adjusted where necessary to comply with IFRS as the Group’s basis of presenting operating profit is based on longer-term investment returns. In determining the US results, longer-term returns for fixed income securities incorporate a risk margin reserve (RMR) charge for longer-term defaults and amortisation of interest-related realised gains and losses.

The growth in the US operations’ long-term IFRS operating profit reflects a continued ability to deliver improved investment returns, with greater spread and fee income offset by higher amortisation of deferred acquisition costs (DAC). In 2005, spread income was £119 million higher than in 2004, and included a number of non-recurring items including mortgage prepayment fees, make-whole payments and total return swap income which together represented £60 million of spread income. JNL achieved record fee income during 2005, driven by a 42 per cent increase in separate account assets held at year end, and improved returns on these assets.

The 2004 result benefited from two one-off items, a favourable legal settlement of £28 million (£21 million after related charge to amortisation of deferred acquisition costs) and a positive £8 million adjustment arising from the adoption of new accounting guidance in SOP 03-01, ‘Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts’. This adjustment relates to a change in the method of valuing certain liabilities.

The improvement in non-long-term business profits was primarily driven by reduced losses recorded by Curian, down to £10 million from £29 million in 2004, as the business continues to build scale. The result also benefited from an improvement in PPMA profits, primarily due to a one-off £5 million revaluation of an investment vehicle managed by PPMA.

Prudential Corporation Asia’s operating profit for long-term business before development expenses of £20 million was £195 million, an increase of 64 per cent on 2004 at CER and included a net £44 million profit related to exceptional items reported at the half year subsequently reduced by £14 million in restructuring costs for Japan. At reported rates, operating profits were 67 per cent up on last year. The majority of this profit currently comes from the larger and more established operations of Singapore, Hong Kong and Malaysia, which represent £127 million of the total operating profit in 2005, excluding exceptional items, compared to £111 million last year. In addition, markets such as Indonesia and Vietnam are becoming larger contributors to operating profits. Five life operations made IFRS losses: China and India which are relatively new businesses rapidly building scale; Thailand and Taiwan which are marginally loss making; and Japan where the loss increased over 2004 due to restructuring costs incurred during the year.

Total IFRS profits – result before tax for continuing operations

(Year-on-year comparisons below are based on RER.)

Total IFRS profits before tax attributable to shareholders and minority interests were £998 million in 2005, compared with £985 million on the pro forma basis for 2004. The increase reflects: growth in operating profit of £258 million offset by a goodwill impairment charge of £120 million in relation to the Japanese life business; decrease in short-term fluctuations in investment return, down £82 million from 2004; and a £43 million negative movement from the prior year in actuarial gains and losses attributable to shareholder-backed operations in respect of the Group’s defined benefit pension schemes.

The development of the Japanese life business has been slower than expected and, following its restructuring and the annual impairment review, Prudential concluded that the purchased goodwill associated with this business of £120 million should be written off.

The results for discontinued operations reflects the sale of Jackson Federal Bank and the discontinuation of Egg’s France and Funds Direct operations.

		Pro forma*			Pro forma*
IFRS operating profit based on longer-term		2004	Percentage		2004	Percentage
investment returns	2005	(at CER)	change	2005	(at RER)	change
	£m	£m		£m	£m
Insurance business:
UK	400	296	35%	400	296	35%
US	348	298	17%	348	296	18%
Asia	195	119	64%	195	117	67%
Asia development expenses	(20)	(15)	(33)%	(20)	(15)	(33)%
	923	698	32%	923	694	33%
Fund management business:
M&G	163	136	20%	163	136	20%
US broker-dealer and fund management	24	15	60%	24	15	60%
Curian	(10)	(29)	66%	(10)	(29)	66%
Asia fund management	12	20	(40)%	12	19	(37)%
	189	142	33%	189	141	34%
Banking:
Egg (UK)	44	61	(28)%	44	61	(28)%
Other income and expenditure	(199)	(198)	(1)%	(199)	(197)	(1)%
Operating profit from continuing operations based on longer-term investment returns	957	703	36%	957	699	37%

*The comparative IFRS results shown above are prepared on a ‘pro forma’ basis which reflects the estimated effect on the 2004 results as if IAS 32, IAS 39 and IFRS 4 had been applied from 1 January 2004 to the Group’s insurance operations together with the discretionary change for the basis of determining longer-term investment returns, as disclosed on 2 June 2005.

Total IFRS profits – result after tax for continuing operations

Profit after tax and minority interests was £748 million compared with £602 million in 2004. The effective rate of tax on operating profits, based on longer-term investment returns, was 19 per cent (2004: 30 per cent). The effective rate of tax at the total IFRS profit level for continuing operations for 2005 was 24 per cent (2004: 29 per cent). The reduction in the 2005 effective tax rate arises from a number of factors, including settlement of a number of outstanding issues with HMRC and benefit taken for prior year losses incurred in France following a recent European Court of Justice decision.

Earnings per share

Earnings per share, based on EEV basis operating profit after tax and related minority interests were 56.6 pence, compared to 43.2 pence in 2004. Earnings per share, based on IFRS operating profit after tax and related minority interests, were 32.2 pence, compared with a 2004 figure of 22.7 pence.

Basic earnings per share, based on total EEV basis profit from continuing operations for the year after minority interests, were 66.8 pence, compared with a figure of 56.8 pence in 2004. Basic earnings per share, based on IFRS profit from continuing operations for the year after minority interests, were 31.5 pence, in line with the 2004 figure.

Dividend per share

We intend to maintain our current dividend policy, with the level of dividend growth being determined after considering the opportunities to invest in those areas of our business offering attractive growth prospects, our financial flexibility and the development of our statutory profits over the medium to long term.

The Board recommends a full year dividend per share for 2005 of 16.32 pence, an increase of three per cent over the full year 2004 dividend of 15.84 pence.

Dividend cover based on reported post-tax IFRS operating profits from continuing operations is 1.9 times. Dividend cover based on reported IFRS operating profits from continuing operations and normalised tax rate of 30 per cent is 1.7 times.

Balance sheet

Explanation of balance sheet structure

The Group’s capital on an IFRS basis comprises of shareholders’ funds £5,194 million; subordinated long-term and perpetual debt of £2,098 million; other core structured borrowings £1,093 million and the unallocated surplus of with-profits funds of £11.4 billion.

Subordinated or hybrid debt is debt capital which has some equity like features and which would rank below other senior debt in the event of a liquidation. These features allow hybrid debt to be treated as capital for Financial Services Authority (FSA) regulatory purposes.

All of the Group’s hybrid debt which qualifies in this way is held at the Group level and is therefore taken as capital into the parent solvency test under the Financial Conglomerates Directive (FCD).

The FSA has established a structure for determining how much hybrid debt can count as capital which is similar to that used for banks. It categorises capital as Tier 1 (equity and preference shares), Upper Tier 2 debt and Lower Tier 2 debt. Up to 15 per cent of Tier 1 can be in the form of hybrid debt and called ‘Innovative Tier 1’. At 31 December 2005, the Group (including Egg) held £865 million of Innovative Tier 1 capital, in the form of perpetual securities, £186 million Upper Tier 2 and £1,112 million of Lower Tier 2 capital. Following the implementation of the FCD, it is advantageous to the Group from a regulatory capital standpoint to raise its long-term debt in hybrid form and it is the Group’s policy to take advantage of favourable market conditions as they arise to do so.

The unallocated surplus of the with-profits funds represents assets in the Life Fund which have not yet been allocated either to policyholders or shareholders and which are not generally available to the Group other than as they emerge through the statutory transfer of the shareholders’ share of the surplus as it emerges from the fund over time.

Asset and liability management

Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the differing types of liabilities Prudential has in each business. As a result of the diversity of products Prudential offers and the different regulatory environments in which it operates, Prudential employs different methods of asset/liability management on both an in-force and new business basis. Stochastic modelling of assets and liabilities is undertaken in the UK, the US and Asia to assess economic capital requirements for different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic solvency analysis is carried out, including certain scenarios mandated by the US, the UK and Asian regulators.

Weighted average cost of capital (WACC)

Our commitment to our shareholders is to maximise the value of Prudential over time by delivering superior financial returns. Prudential’s weighted average cost of capital (WACC) is circa 9.2 per cent, which is based on the net core debt and shares outstanding at the end of 2005, an equity market premium of four per cent and a market beta of 1.4. Prudential’s WACC has increased since the end of 2004 largely due to an increase in the assumed equity risk premium. Prudential continues to retain a significant portion of the Rights Issue proceeds which results in a higher proportion of the Group’s capital being funded by equity which, in turn, results in a temporary increase in the Group’s WACC over its long-term WACC.

Shareholers’ funds

On the EEV basis, which recognises the shareholders’ interest in long-term businesses, shareholders’ funds at 31 December 2005 were £10.3 billion, an increase of £1.7 billion from the 2004 year end level after restating for relevant IFRS changes. This 20 per cent increase primarily reflects: total EEV basis operating profit of £1,712 million; a £1,001 million favourable movement in short-term fluctuations in investment returns; and the positive impact of £442 million for foreign exchange movements. These were offset by: a £302 million negative movement due to changes in economic assumptions; a tax charge of £653 million; dividend payments of £325 million made to shareholders (net of scrip dividend); and the impairment charge of £120 million in respect of purchased goodwill associated with the Japanese life business.

At year end 2005, the embedded value for the Asian long-term business as a whole was £2.0 billion. The established markets of Hong Kong, Singapore and Malaysia contribute £1.8 billion to the embedded value generated across the region with Korea (£136 million) and Vietnam (£127 million) making further substantial contributions. Our other markets of China, India, Indonesia, Japan, Thailand and the Philippines in aggregate contribute £211 million in embedded value. Growth in embedded value for the Asian business as a whole has been partially offset by a negative embedded value in Taiwan of £311 million which includes the associated cost of economic capital, and reflects the low interest rate environment in Taiwan.

The current mix of business in Taiwan is weighted heavily towards unit-linked and protection products, representing 73 per cent and 16 per cent of new business APE in 2005, respectively. As a result, interest rates have little effect on new business profitability and a one per cent reduction in assumed interest rates would reduce new business margins in Taiwan by only two percentage points. However, the in-force book in Taiwan, predominantly made up of whole of life policies, has an embedded value that is sensitive to interest rate changes. A one per cent decrease in interest rates, along with consequential changes to assumed investment returns for all asset classes, market values of fixed interest assets and risk discount rates, would result in a £174 million decrease in Taiwan’s embedded value. A similar one per cent positive shift in interest rates would increase embedded value by £106 million. Sensitivity of the embedded value to interest rate changes varies considerably across the region. In aggregate, a one per cent decrease in interest rates, along with all consequential changes noted above, would result in only a six per cent decrease to Asia’s embedded value.

Statutory IFRS basis shareholders’ funds at 31 December 2005 were £5.2 billion. This compares with £4.7 billion on the pro forma IFRS basis at 31 December 2004. The increase primarily reflects: profit after tax and minority interests of £748 million and positive foreign exchange movements of £268 million, offset by dividend payments to shareholders (net of scrip dividend) of £325 million.

Cash flow

The table below shows the Group holding company cash flow. Prudential believes that this format gives a clearer presentation of the use of the Group’s resources than the format of the statement required by IFRS.

	2005	2004
	£m	£m
Cash remitted by business units:
UK life fund transfer*	194	208
UK other dividends (including special dividend)	103	100
JNL	85	62
Asia	73	67
M&G	62	84
Total cash remitted to Group	517	521
Net interest paid	(115)	(119)
Dividends paid	(378)	(323)
Scrip dividends and share options	55	119
Cash remittances after interest and dividends	79	198
Tax received	107	34
Corporate activities	(66)	(56)
Cash flow before investment in businesses	120	176
Capital invested in business units:
UK	(249)	(189)
Asia	(169)	(158)
Total capital invested in business units	(418)	(347)
Decrease in cash before Rights Issue proceeds	(298)	(171)
Rights Issue proceeds	0	1,021
(Decrease) increase in cash	(298)	850

*            In respect of prior year’s bonus declarations.

The Group holding company received £517 million in cash remittances from business units in 2005 (2004: £521 million) comprising the shareholders’ statutory life fund transfer of £198 million relating to the 2004 bonus declarations, of which £194 million was remitted from the UK and £4 million from Asia, together with other remittances from subsidiaries of £319 million. This includes a special dividend of £100 million from the Prudential Assurance Company (PAC) shareholders’ funds in respect of profit arising from earlier business disposals and a separate payment of US$150 million from JNL. The reduced transfer from M&G is due to a higher level of reinvestment in 2005 in new activities together with a remittance of surplus cash in 2004.

After net dividends and interest paid, there was a net cash inflow of £79 million (2004: £198 million).

During 2005, the Group holding company paid £66 million in respect of corporate activities and received £107 million in respect of tax. Tax received in 2004 of £34 million was after an exceptional payment of £60 million related to the sale of equity securities backing the general insurance business. The £107 million balance in 2005 represents surrendered tax losses reimbursed by the Group. The Group invested £418 million (2004: £347 million) in its business units, comprising £249 million in its UK Operations and £169 million in Asia. During 2006, Prudential continues to expect that Asia will be a net capital provider to the Group.

In aggregate this gave rise to a decrease in cash of £298 million (2004: £850 million increase, after Rights Issue proceeds).

As a result of the bonus declarations made in February 2005 and February 2006, the shareholder transfer is expected to be £223 million in 2006.

Cash invested to support the UK business in 2006 is expected to be less than 2005, up to £230 million depending on the mix of business written and the opportunities available.

Shareholders’ borrowings and financial flexibility

Net core structural borrowings at 31 December 2005 were £1,611 million compared with £1,236 million at 31 December 2004. This reflects the net cash outflow of £298 million, exchange conversion losses of £92 million and IFRS adjustments of negative £15 million.

After adjusting for holding company cash and short-term investments of £1,128 million, core structural borrowings of shareholder-financed operations (excluding Egg) at the end of 2005 totalled £2,739 million, compared with £2,797 million at the end of 2004. This decrease reflected the repayment of US$250 million bonds, the issuance of US$300 million Perpetual Subordinated Capital Securities, the repayment of £171 million of short-term borrowings, exchange conversion losses of £98 million and IFRS adjustments noted above.

Core long-term loans at the end of 2005 included £1,830 million at fixed rates of interest with maturity dates ranging from 2007 to perpetuity. £1,010 million of the core borrowings were denominated in US dollars, to hedge partially the currency exposure arising from the Group’s investment in JNL.

Prudential has in place an unlimited global commercial paper programme. At 31 December 2005, commercial paper of £408 million, US$1,538 million and €228 million has been issued under this programme. Prudential also has in place a £5,000 million medium-term note (MTN) programme. At 31 December 2005, subordinated debt outstanding under this programme were £435 million and €520 million, and senior debt outstanding was US$18 million. In addition, the holding company has access to £1,500 million committed revolving credit facilities, provided by 15 major international banks and a £500 million committed securities lending liquidity facility. These facilities have not been drawn on during the year. The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are available for general corporate purposes and to support the liquidity needs of the parent company.

The Group’s insurance and asset management operations are funded centrally. Egg, as a separate bank, is responsible for its own financing. The Group’s core debt is managed to be within a target level consistent with its current debt ratings. At 31 December 2005, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders’ funds plus debt) was 13.5 per cent compared with 12.5 per cent at 31 December 2004.

Prudential plc enjoys strong debt ratings from both Standard & Poor’s and Moody’s. Prudential long-term senior debt is rated AA–(negative outlook) and A2 (stable outlook) from Standard & Poor’s and Moody’s respectively, while short-term ratings are A1+ and P-1.

Based on EEV basis operating profit from continuing operations and interest payable on core structural borrowings (excluding Egg), interest cover was 10.8 times in 2005 compared with 9.3 times in 2004.

Treasury policy

The Group operates a central treasury function, which has overall responsibility for managing its capital funding programme as well as its central cash and liquidity positions.

The aim of Prudential’s capital funding programme, which includes the £5,000 million MTN programme together with the unlimited commercial paper programme, is to maintain a strong and flexible funding capacity.

In the UK and Asia, Prudential uses derivatives to reduce equity risk, interest rate and currency exposures, and to facilitate efficient investment management. In the US, JNL uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under fixed index policies.

It is Prudential’s policy that all free-standing derivatives are used to hedge exposures or facilitate efficient portfolio management. Amounts at risk are covered by cash or by corresponding assets.

Due to the geographical diversity of Prudential’s businesses, it is subject to the risk of exchange rate fluctuations. Prudential’s international operations in the US and Asia, which represent a significant proportion of operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon conversion of results into pounds sterling. The currency exposure relating to the conversion of reported earnings is not separately managed, as it is not in the economic interests of the Group to do so. The impact of gains or losses on currency conversions is recorded as a component of shareholders’ funds within the statement of recognised income and expense. The impact of exchange rate fluctuations in 2005 is discussed elsewhere in this financial review.

Unallocated surplus of with-profits funds

During 2005, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group’s with-profits funds on a statutory basis, grew from £8.3 billion at 1 January (after the effect of adoption of IFRS and the realistic reporting regime in the UK) to £11.4 billion at 31 December. This reflects an increase in the cumulative retained earnings arising on with-profits business that have yet to be allocated to policyholders or shareholders. The change in 2005 predominantly reflects the positive investment return earned by the PAC with-profits fund as a result of investment gains in the UK equity market.

Regulatory capital requirements

The FCD, which affects groups with significant cross-sector activities in insurance and banking/investment services, came into force for Prudential from 1 January 2005. Prior to this, since 1 January 2001 Prudential was required to meet the solvency requirements of the Insurance Groups Directive (IGD), as implemented by the FSA. The FSA has implemented the FCD by applying the sectoral rules of the largest sector, hence a group such as Prudential is classified as an insurance-led conglomerate and is required to focus on the capital adequacy requirements of the IGD, the Consolidated Life Directive and the Insurance Company Accounts Directive.

The FCD requires a continuous parent company solvency test which requires the aggregating of surplus capital held in the regulated subsidiaries, from which Group borrowings are deducted, other than those subordinated debt issues which qualify as capital. No credit for the benefit of diversification is allowed for under this approach. The test is passed when this aggregate number is positive, and a negative result at any point in time is a notifiable breach of UK regulatory requirements. In practice, whether Prudential is classified as a financial conglomerate or insurance group, there is very little difference in application of the rules. This is because the FSA has decided to make the test mandatory from 31 December 2006 to all insurance groups.

Due to the geographically diverse nature of Prudential’s operations, the application of these requirements to Prudential are complex. In particular, for many of our Asian operations, the assets, liabilities and capital requirements have to be recalculated based on FSA regulations as if the companies were directly subject to FSA regulation.

There have been two additional FSA requirements applicable this year. Firstly, the elimination of goodwill in the valuation of non-insurance subsidiaries, for which we had already factored in the full impact in our disclosure of the 2004 IGD position, ahead of the FSA’s rules coming into force. Secondly, accounting for pension fund deficits, which has had an approximate £0.1 billion impact this year to the 2005 FCD position.

The FCD position will be submitted to the FSA by 30 April 2006 but is currently estimated to be around £825 million.

The EU is continuing to develop a new prudential framework for insurance companies, ‘the Solvency II project’. The main aim of this framework is to ensure the financial stability of the insurance industry and protect policyholders through establishing solvency requirements better matched to the true risks of the business. Like Basel 2, the new approach is expected to be based on the concept of three pillars – minimum capital requirements, supervisory review of firms’ assessments of risk and enhanced disclosure requirements. In particular, companies will be encouraged to improve their risk management processes, including making use of internal economic capital models to enable a better understanding of the business. The emphasis on transparency and comparability would help ensure a level playing field.

Solvency II is being led by the European Commission’s (EC) Internal Market Director-General, with formal ‘Level 1’ agreement by the European Parliament and Council on framework directive made after a full consultation process. The detailed regulatory requirements are negotiated at ‘Level 2’ with the EC receiving guidance from the European Insurance and Occupational Pensions Committee (EIOPC) where HM Treasury represents the UK.

The EC have directed the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS), where the FSA represents the UK, to provide guidance on many technical aspects of the framework (Level 3). CEIOPS will also develop voluntary guidance for national regulators to ensure consistent interpretation of Level 2 measures. To this end, the EC and CEIOPS have jointly issued Calls for Advice in order to incorporate broader feedback from industry, for which Prudential has actively engaged in mainly through its participation in the European Chief Risk Officer (CRO) Forum.

Financial strength of insurance operations

United Kingdom

The fund is very strong with an inherited estate measured on an essentially deterministic valuation basis of around £9.0 billion compared with £6.8 billion at the end of 2004. On a realistic basis, with liabilities recorded on a market consistent basis, the free assets were valued at around £8.0 billion before a deduction for the risk capital margin.

The PAC long-term fund is rated AA+ by Standard & Poor’s and Aa1 by Moody’s.

The table below shows the change in the investment mix of Prudential’s main with-profits fund:

	1999	2004	2005
	%	%	%
UK equities	58	33	40
International equities	14	15	19
Property	11	18	15
Bonds	13	29	21
Cash and other asset classes	4	5	5
Total	100	100	100

For the main UK with-profits fund 83 per cent of fixed income securities are investment grade with 25 per cent rated AA or above. For Prudential Annuities Limited 95 per cent of the fixed income securities are investment grade with 48 per cent rated

AA or above. For Prudential Retirement Income Limited 98 per cent of total assets are investment grade with 57 per cent rated AA or above.

With-profits contracts are long-term contracts with relatively low guaranteed amounts; this, combined with the strong financial position of the fund, enables Prudential to invest primarily in equities and property. At the end of 2005, the equity backing ratio (equity plus property) was nearly 74 per cent which reflects an approximate 10 per cent increase in the equity exposure over the year with a corresponding reduction in the bond and, to a lesser extent, the property exposure – a strategy driven by the perceived attractive pricing of equities relative to other assets in the earlier part of 2005, which led us to move back into equities. To some extent this is a retracing of the substantial (and successful) equity reduction strategy implemented towards the end of the late 90s ‘bubble’ period. The fund remains extremely well diversified geographically, by asset type and within the underlying stock portfolios, which we believe is an attractive feature of the Prudential with-profits proposition. It helps reduce risk or expected volatility by insulating the total fund from potential weakness in any particular market or stock. The active management of the asset mix in recent years has had a substantial beneficial impact on investment returns. The broad asset mix will continue to be reviewed as the economic environment and market valuations change.

The investment return on the Prudential main with-profits fund was 20 per cent in the year to 31 December 2005 compared with the rise in the FTSE All Share (Total Return) Index of 22 per cent over the same period. Over the last 10 years the with-profits fund has consistently generated positive fund returns with three, five and 10-year compound returns of 16.6 per cent per annum, 7.1 per cent per annum and 10.1 per cent per annum respectively, compared with corresponding increases in the FTSE All Share Index (Total Return) of 18.5 per cent, 2.2 per cent and 7.9 per cent. These returns demonstrate the benefits of the fund’s strategic asset allocation and long-term outperformance.

United States

The capital adequacy position of JNL remains strong, having improved the capital ratio from 8.5 per cent in 2004 to 9.2 per cent in 2005. JNL’s statutory capital, surplus and asset valuation reserve position improved year-on-year by US$434 million, after deducting the US$150 million of capital remitted to the parent company. JNL’s financial strength is rated AA by Standard & Poor’s (negative outlook) and A1 by Moody’s.

JNL’s invested asset mix on a US regulatory basis (including Jackson National Life of New York but excluding policy loans and reverse repo leverage) is as follows:

	2003	2004	2005
	%	%	%
Bonds:
Investment Grade Public	58	60	58
Investment Grade Private	19	19	19
Non-Investment Grade Public	5	4	5
Non-Investment Grade Private	2	2	2
Commercial mortgages	10	11	11
Private equities and real estate	4	3	3
Equities, cash and other assets	2	1	2
Total	100	100	100

Asia

Prudential Corporation Asia maintains solvency margins in each of its operations so that these are at or above the local regulatory requirements. Across the region less than 20 per cent of non-linked funds are invested in equities.

Both Singapore and Malaysia have discrete life funds, and in 2005 good investment returns saw their free asset ratios increase. The Hong Kong life operation is a branch of Prudential Assurance Company Limited and its solvency is covered by that business. Taiwan has Risk Based Capital regulatory solvency margins and Prudential ensures sufficient capital is retained in the business to cover these requirements.

Redress of mortgage endowment products

Prudential Assurance’s main long-term business with-profits fund paid compensation of £24 million in 2005 in respect of mortgage endowment product mis-selling claims and held provisions of £63 million at 31 December 2005 to cover further claims. These compensation payments and provisions have had no impact on policyholders’ asset shares. As a result, policyholders’ bonuses and the shareholders’ share of these bonuses are unaffected, resulting in no impact on the Group’s profit before tax.

A provision of £6 million was held at 31 December 2005 by shareholders’ funds to cover potential compensation in respect of mis-selling claims for Scottish Amicable mortgage endowment products sold since the acquisition of Scottish Amicable in 1997. In addition, a provision of £50 million was held at 31 December 2005 for the closed Scottish Amicable Insurance Fund (SAIF) in respect of mortgage endowment products sold prior to acquisition. This provision has no impact on shareholders. No further Scottish Amicable mortgage endowment products were sold after April 2001.

Inherited estate

The long-term fund contains the amount that the Company expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits sub-fund is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required for smoothing or to meet guarantees. The balance of the assets of the with-profits sub-fund is called the ‘inherited estate’ and represents the major part of the working capital of Prudential’s long-term fund which enables the Company to support with-profits business by:

•             Providing the benefits associated with smoothing and guarantees;

•             providing investment flexibility for the fund’s assets;

•             meeting the regulatory capital requirements, which demonstrate solvency; and

•             absorbing the costs of significant events, or fundamental changes in its long-term business without affecting bonus and investment policies.

The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

The Company believes that it would be beneficial if there were greater clarity as to the status of the inherited estate. In due course, after discussions with the FSA, the Company may therefore take steps to achieve that clarity, whether through guidance from the court or otherwise. In any event the Company expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital, and so it is not considering any distribution of the inherited estate to policyholders and shareholders.

The costs associated with the mis-selling review of Prudential’s with-profits personal pensions have been met from the inherited estate. Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders’ pay-out values have been unaffected by personal pension mis-selling.

In 1998, Prudential stated that deducting personal pensions mis-selling costs from the inherited estate of the with-profits sub-fund would not impact the Company’s bonus or investment policy. The Company gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, to ensure that policyholders were not disadvantaged.

The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing. This review was completed on 30 June 2002 and consequently the assurance has not applied to new business issued since 1 January 2004. Therefore the maximum amount of capital support available under the terms of the assurance will reduce over time as claims are paid on the policies covered by it.

Defined benefit pension schemes

The Group operates four defined benefit schemes, three in the UK, of which the principal scheme is the Prudential Staff Pension Scheme (PSPS), and a small scheme in Taiwan. The level of surplus or deficit of assets over liabilities for defined benefit schemes is currently measured in three ways: the actuarial valuation, FRS 17 (for subsidiary accounting in the UK), and IAS 19 for the Group financial statements. FRS 17 and IAS 19 are very similar. As at 31December 2005 the shareholders’ share of the deficit of these schemes amounted to £153 million net of related tax relief.

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2002 and this valuation demonstrated the Scheme to be 110 per cent funded, with an excess of actuarially determined assets over liabilities of 10 per cent, representing a fund surplus of £376 million. As a result, no change in employers’ contributions from the current 12.5 per cent of salaries has been required until now.

The PSPS valuation as at 5 April 2005 is currently being finalised and is expected to show a small deficit on the actuarial basis. The Company expects that for 2006 and future years the employers’ contributions for ongoing service of current employees will approximately double whilst, in addition, deficit funding amounts designed to eliminate the actuarial deficit over a 10-year period will be made. Total contributions to the Scheme for these two components are expected to be of the order of £70-75 million per annum over a 10-year period. This compares with contributions in 2005 of £19 million.

Under IAS 19 the basis of valuation differs markedly from the full triennial valuation basis. In particular, it would require assets of the Scheme to be valued at their market value at the year end, while pension liabilities would be required to be discounted at a rate consistent with the current rate of return on a high quality corporate bond. As a result, the difference between IAS 19 basis assets and liabilities can be volatile. For those schemes such as PSPS, which hold a significant proportion of their assets in equity investments, the volatility can be particularly significant. Under IAS 19, for 2005, a £22 million pre-tax shareholder charge to operating results based on longer-term returns arises, outside the operating result, but included in total profits is a pre-tax shareholder charge of a further £51 million. This is comprised of two components. First, £31 million of net actuarial gains arises on the movement in the shareholders’ share of the scheme deficits. The second component is a charge of £20 million which arises from the need under UK GAAP (when applied to the Group’s insurance contracts under IFRS) to set aside amounts for future expenses on certain contracts. The £20 million charge reflects the increase relating to the increased future contributions for ongoing service.

Surpluses and deficits on the Group’s defined benefit schemes are apportioned to the PAC life fund and shareholders’ funds based on estimates of employees’ service between them. Previously, for the purposes of memorandum FRS 17 disclosure, the deficit on the PSPS Scheme has been apportioned in the ratio 80/20 between the life fund and shareholder-backed operations. During the year, additional analysis has been undertaken and the ratio reassessed as 70/30. At 31 December 2005, the total share of the deficits on PSPS and the much smaller Scottish Amicable scheme attributable to the PAC life fund amounted to £296 million net of related tax relief.

Risk management

A significant part of the Group’s business involves the acceptance and management of risk. The Group’s risk management model requires the primary responsibility for risk management at an operational level to rest with business unit chief executives. The second line of defence of risk comprises oversight functions reporting to the Group Chief Executive, Group Chief Risk Officer and Group Risk function together with business unit risk functions and risk management committees. The third line of defence comprises independent assurance from Internal Audit reporting to business unit and Group audit committees.

The Group operates a comprehensive planning process. Executive management and the Board receive regular reports on the financial position of the Group, actual performance against plan, together with updated forecasts. The insurance operations of the Group all prepare a financial condition report, which is reported on to the Board.

The Group’s risk management procedures are further described in the Corporate Governance Report. Further discussion on key risk factors of the Group is included on pages 201 to 203.

Internal rate of return

The internal rate of return (IRR) is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the life time of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is the initial capital in excess of the premiums received required to pay acquisition costs and set up the statutory capital requirement. The time value of options and guarantees are included in the calculation.

Products and drivers of insurance operations’ profit

United Kingdom

In common with other UK long-term insurance companies, Prudential’s products are structured as either with-profits (or participating) products, or non-participating products including annuities in payment and unit-linked products. Depending upon the structure, the level of shareholders’ interest in the value of policies and the related profit or loss varies.

With-profits policies are supported by a with-profits sub-fund and can be single premium (for example, Prudence Bond) or regular premium (for example, certain corporate pension products). Prudential’s primary with-profits sub-fund is part of PAC’s long-term fund. The return to shareholders on virtually all with-profits products is in the form of a statutory transfer to PAC shareholders’ funds which is analogous to a dividend from PAC’s long-term fund and is dependent upon the bonuses credited or declared on policies in that year. Prudential’s with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits sub-fund as bonus additions to their policies and shareholders receive 10 per cent as a statutory transfer.

The profits from almost all of Prudential’s new non-participating business accrue solely to shareholders. Such business is written in the non-profit sub-fund within PAC’s long-term fund, or in various shareholder-owned direct or indirect subsidiaries, the most significant of which is Prudential Retirement Income Limited (PRIL), which also writes all new immediate annuities arising from vesting deferred annuity policies in the with-profits sub-fund of PAC. There is a substantial volume of in-force non-participating business in PAC’s with-profits sub-fund and that fund’s wholly owned subsidiary Prudential Annuities Limited (PAL) which is closed to new business; profits from this business accrue to the with-profits sub-fund.

United States

JNL’s principal retail savings products are sold as single premium fixed, variable or fixed index deferred annuities.

Interest-sensitive fixed annuities are products which allow for tax-deferred accumulation of funds, with flexible payout options. They are used for retirement planning and for providing income in retirement. The policyholder pays JNL a premium, which is credited to the policyholder’s account. Periodically, interest is credited to the policyholder’s account and administrative charges are deducted, as appropriate. JNL may reset the interest rate on each policy anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, JNL either pays the policyholder the amount in the policyholder account or begins making payments to the policyholder in the form of an immediate annuity product. This latter product is similar to a UK annuity in payment. Fixed annuity policies provide for early surrender charges for the first six to nine years of the policy. In addition, the policy may be subject to a market value adjustment at the time of early surrender. JNL’s profits on fixed annuities arise primarily from the spread between the return it earns on investments and the interest credited to the policyholder’s account (net of any surrender charges or market value adjustment) less expenses.

Fixed index annuities (formerly referred to as equity-indexed annuities) are deferred annuities that enable policyholders to obtain a portion of an equity-linked return but provide a guaranteed minimum return. JNL guarantees an annual minimum interest rate, although actual earnings may be higher and are based on a participation in an equity index over its indexed option period. JNL’s profit arises from the investment income earned and the fees charged on the policy, less the expenses incurred, which include the costs of the guarantees, and the return credited to the policy. Fixed index annuities contain provision for early surrender.

Variable annuities are tax advantaged deferred annuities where the rate of return depends upon the performance of the underlying portfolio, similar in principle to UK unit-linked products. They are used for retirement planning and to provide income in retirement. The policyholder’s premiums are held apart from JNL’s general account assets, in a ‘separate’ account, which is analogous to a unit-linked fund. The policyholder can allocate the premiums between a variety of variable sub-accounts with a choice of fund managers and/or guaranteed fixed-rate options. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investment. Variable annuity policies provide for early surrender charges.

JNL offers a choice of guarantee benefit options within its variable annuity product range which customers can elect and pay for. These include the guaranteed minimum death benefit (GMDB), which guarantees on death the policyholder receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the policy, or as the original premium accumulated at a fixed rate of interest. In addition, there are two other types of guarantee, guaranteed minimum withdrawal benefits (GMWB) and guaranteed minimum income benefits (GMIB). GMWBs provide a guaranteed return of the principal invested by allowing for periodic withdrawals which are limited to a maximum percentage of the initial premium. GMIBs provide for a minimum level of benefits upon annuitisation regardless of the value of the investments underlying the contract at the time of annuitisation. The GMIB is reinsured.

Asia

The life insurance products offered by Prudential Corporation Asia include a range of with-profits (participating) and non-participating term, whole life and endowment and unit-linked policies. Prudential also offers health, disablement, critical illness and accident cover to supplement its core life products.

Prudential’s business in Asia is focused on regular premium products that provide both savings and protection benefits. In 2005, the new business profit mix was 63 per cent unit-linked, 25 per cent non-linked and 12 per cent Accident and Health (A&H) products.

Unit-linked products combine savings with protection and the cash value of the policy depends on the value of the underlying unitised funds. Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Non-participating products offer savings with protection where the benefits are guaranteed or determined by a set of defined market related parameters. A&H products provide mortality or morbidity benefits and include health, disablement, critical illness and accident covers. A&H products are commonly offered as supplements to main life policies but can also be sold separately.

The profits from participating policies are shared between the policyholder and insurer (typically in a 90:10 ratio) in the same way as with-profits business in the UK. Under unit-linked products the profits that arise from managing the policy, its investments and the insurance risk accrue entirely to shareholders, with investment gains accruing to the policyholder within the underlying unitised fund. The profits from A&H and non-participating products consist of any surplus remaining after paying policy benefits.

Unit-linked products tend to have higher profits on the EEV basis of reporting than traditional non-linked products as expenses and charges are better matched and solvency capital requirements are lower. At the end of 2005 Prudential Corporation Asia offered unit-linked products in 10 of the 12 countries in Asia in which it operates.

In addition to the life products described above, Prudential offers mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong, Korea and Vietnam, allowing customers to participate in debt, equity and money market investments. The Company earns a fee based on assets under management.

Description of EEV basis reporting

Prudential’s results are prepared on two bases of accounting, the supplementary EEV basis and the IFRS basis for the financial statements. Over the life of any given product, the total profit recognised will be the same under either the IFRS or the EEV basis. However, the two methods recognise the emergence of that profit differently, with profits emerging earlier under the EEV basis than under IFRS. This section explains how the two bases operate and why they are used.

Prudential’s primary financial statements are prepared in accordance with the IFRS basis of reporting of long-term business. In broad terms, IFRS profits for long-term business reflect the aggregate of statutory transfers from with-profits funds and profit on a traditional accounting basis for other long-term business.

However, the products sold by the life insurance industry are by their nature long-term, as it commits to service the products for many years into the future. In many cases policies require customers to continue to pay further premiums in the future. The profit on these insurance sales is generated over a significant number of years and IFRS basis profits do not, in Prudential’s opinion, properly reflect the inherent value of these future profit streams.

From 1997, Prudential and other major UK quoted financial groups adopted the achieved profits basis, a form of embedded value reporting, as a supplementary accounting measure in order to give a better reflection of the value attaching to long-term insurance business. Achieved profits basis financial statements were prepared under guidance issued by the ABI in December 2001.

In May 2004 the CFO Forum representing the Chief Financial Officers of 19 European Insurers, published the European Embedded Value (EEV) Principles which are designed to improve the transparency and consistency of embedded value reporting. Member companies, of which Prudential is one, agreed to adopt the principles for supplementary reporting no later than the financial year end commencing 1 January 2005. Prudential has fully adopted the Principles for the first time in respect of full year 2005 results.

For Prudential, EEV reporting represents an evolution from the achieved profits basis previously used for supplementary reporting and we welcome the improved clarity and consistency of information that it will provide to investors. We reiterate our view that embedded value information provides investors with a more realistic reflection of the current performance of life insurance business. In summary, the principal changes from current achieved profits reporting are in respect of three areas:

•             Inclusion of an explicit allowance for the impact of options and guarantees. This will typically require stochastic calculations, under which a large number of simulations are performed that provide a representation of the future behaviour of financial markets;

•             more active allowance for the combined impact of risk profile, encumbered capital and explicit valuation of options and guarantees in the selection of discount rates. This will ensure that the risks to the emergence of shareholder cash flows are properly accounted for; and

•             enhanced disclosure that will enable informed investors to more fully understand the key risks within the business together with management’s approach to them, and the basis of preparation of results.

In other respects we expect that the EEV basis of reporting to be similar to the achieved profits basis.

The EEV basis not only provided a good indicator of the value being added by management in a given accounting period but it also demonstrates whether shareholder capital is being deployed to best effect. Indeed insurance companies in many countries use comparable bases of accounting for management purposes. Prudential believes that the EEV basis provides useful information for shareholders. In contrast, for many types of contract, the IFRS result does not reflect the long-term benefit that will arise in the future from current management initiatives and capital expenditure in the year under review, as it focuses instead on the amounts accruing to shareholders in the current year only from business already in force.

The EEV basis is a value based method of reporting in that it reflects the change in value of the business over the accounting period. This value is called the shareholders’ funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth of the Company. In determining these expected cash earnings, Prudential makes full allowance for the risks attached to their emergence and associated cost of capital and takes into account recent experience in assessing likely future persistency, mortality and expenses. Economic assumptions as to future investment returns and inflation are based on market data.

The change in value is typically analysed as shown in the EEV basis shareholders’ funds chart into the following components: the value added from new business sold during the year; the change in value from existing business already in place at the start of the year; short-term fluctuations in investment returns; change in the time value of cost of options and guarantees and economic assumption changes; other items (for example, profit from other Group operations, tax, foreign exchange, exceptional items); and dividends.

The value added from new business (being the present value of the future cash flows arising from new business written in the year) is a key metric used in the management of the business. The change in value of business in force at the start of the year demonstrates how the existing book is being managed. Together they provide management and shareholders with valuable information about the underlying development of the business and the success or otherwise of management actions.

As indicated above, EEV basis results are prepared by first of all making assumptions about all relevant factors including levels of future investment return, expenses, surrender levels and mortality. These best estimate assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the risks associated with the cash flows. The risk discount rate is determined using the actual yield on long-term government bonds plus a risk margin. The projected future cash flows are prepared on a set of assumptions specific to product group, and the actual outcome may be different from that projected. Where the actual outcome is different, this will be reflected in the experience variances for that year.

The total profit that emerges over the lifetime of an individual contract as calculated using the EEV basis is the same as that calculated under the IFRS basis. However, since the EEV basis reflects discounted future cash flows under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of benefits with the efforts and risks of current management actions, particularly with regard to business sold during the year.

The assumptions used for the EEV basis of accounting are set out on pages 212 to 214 in the notes that accompany the supplementary EEV basis information. An indication of the sensitivity of the results to changes in the key assumptions of interest rate and investment return is provided on pages 226 to 228.

The EEV basis can be illustrated by considering a theoretical individual contract. Using assumptions for the drivers of future income and expenditure (including levels of future investment return, expenses, surrender levels and mortality) a profile of future cash flows can be estimated. These cash flows are then discounted back to the point of sale to give a new business profit.

The EEV basis profits emerging in each subsequent accounting period will comprise the unwinding of the discount (which arises from discounting future cash flows for one fewer period) and the profit or loss arising from any difference between the actual cash flow and the cash flow which had been assumed in the accounting period under review, together with the effect of any changes of assumption where the directors believe a revision is required to the original estimates of future experience.

Set out below is an illustrative profit profile for a typical with-profits product. The pattern of actual profit emergence will vary by product.

The different timing of profit recognition under the two bases is demonstrated in the next chart, which shows the cumulative level of profit recognition for the yearly profits shown in the previous chart. It illustrates that under the EEV basis profits emerge earlier, but the eventual total profit is the same under both bases.

Philip Broadley

Group Finance Director

Corporate responsibility review

Acting responsibly

At Prudential, corporate responsibility (CR) is not an optional extra. It is fundamental to how we operate and is a philosophy that is now embedded in the business.

We recognise that our stakeholders increasingly support those companies that define and exhibit sound values around trust, ethics and environmental responsibility.

We also believe that a company’s performance in key areas of conduct such as corporate governance, environmental management and employment practices can have a significant impact on its financial performance.

Over the last year we have therefore reviewed our CR strategy to ensure that it continues to align our business objectives with our stakeholder concerns.

Management and policy

Prudential has developed a Group Governance Framework which is underpinned by a Group Governance Manual and associated processes. This encompasses all key policies and procedures, for example our Group Code of Business Conduct, our CR Policy and our Health and Safety Policy. We set our own codes and policies that often go further than legislative requirements.

Prudential also operates a Group Risk Framework which focuses on reputation issues, including those of a social, ethical and environmental nature. The controls, which are applicable across the Group, are set out in the Group Governance Manual.

Prudential’s Group Finance Director, Philip Broadley, has Board level responsibility for social, environmental and ethical risk management. The Board discusses Prudential’s performance on this at least once a year. The Board also reviews and approves our CR report and strategy.

The Corporate Responsibility Committee is a specialist Group-wide committee chaired by the Group Finance Director, and is responsible for reviewing business conduct and social and environmental policy.

Our CR unit develops our strategy, provides training across the Group, and works closely with individual business units to provide advice ensuring that our core values are maintained and assisting with the adaptation of Group-wide initiatives so that they meet local needs.

In 2005, we engaged KPMG LLP to conduct a review of our CR management and internal and external reporting arrangements. KPMG provided a report to our senior management team, summarising recommendations for improvement. In particular, KPMG highlighted that Prudential would benefit from conducting another formal review of the material CR risks for the business. In response to this, a CR risk workshop was organised in February 2006, with participation from all of the business units.

In 2006, we have engaged KPMG to review the key CR performance indicators identified in our workshop, which we will use to help develop our CR risk management strategy for reporting and external assurance.

Stakeholder dialogue

Stakeholder engagement enables our employees and relevant external groups to help shape what we do and ensure that their reasonable expectations are translated into business value. In 2005, the CR unit discussed the CR programme with customers and consumers in the UK, using PruBus, a qualitative research study. Prudential UK has separately continued to hold monthly MeetPru events, which give our customers the opportunity to meet members of the UK executive team and ask questions about both their own policies and broader issues, including the CR programme.

Improving financial capability

Our financial education programme is based on the recognition that we need to play our part in enabling consumers to make the right decisions for their individual needs. Such decisions range from debt management to savings needs. Informing and empowering consumers to make such decisions will, we believe, build better and more permanent relationships between consumers and providers.

We began developing our Financial Literacy programme in the United Kingdom in 2001. Five years later, we are seeing significant progress.

In the UK, via partnerships with diverse organisations such as Citizens Advice, the Personal Finance Education Group (pfeg), Specialist Schools and Academies Trust (SSAT) and National Institute of Adult Continuing Education (NIACE), thousands of adults and children are now benefiting and learning how to make decisions that will have a profound effect on the quality of their lives.

We extended our initiative to Asia in 2004, with an innovative programme called ‘Investing in Your Future’, which focuses on women, who are often responsible for planning for their family’s financial needs. This was first launched in China and rolled out to Vietnam in 2005. During 2006, we will extend this programme into India. To date, more than 5,000 women have graduated from the programme in Asia.

More details of our international financial literacy programme are available in our 2005/06 ‘Learning for Life’ publication. The booklet can be accessed at www.prudential.co.uk/prudentialplc/cr/library/research/

Investing in our communities

In 2005, we invested £4.7 million in a wide range of projects around our business, supporting education, welfare and environmental initiatives. This total includes the significant contribution made by many of our people around the Group through volunteering, often linked with professional skills development. It also includes direct donations to charitable organisations of £3.5 million. A detailed breakdown of Prudential’s investment in the community and our policy on not making political donations is laid out on page 59.

A new international employee volunteering programme, ‘The Chairman’s Award’, was launched across the Group in December 2005. The initiative encourages employees to volunteer with charities within their local communities. The charities involved all address the needs of the elderly or children, and run projects that have aspects of financial literacy at their core, thereby supporting the Group’s CR programme. We now have projects in most of our markets.

In 2005, Prudential’s employees and our businesses around the world made significant financial contributions in response to four separate disasters: the Asian tsunami; Hurricane Katrina in the US; the London bombings and the Mumbai floods.

The Prudential Caring Fund was set up in January 2005, to help the local residents in countries severely impacted by the devastating Asian tsunami. Over £800,000 was raised from voluntary employee donations, along with matched funding by Prudential’s business units in the UK, the US and Asia.

The money raised has been distributed to the countries hardest hit by the tsunami: Indonesia (the primary recipient); India; Thailand and Sri Lanka. We used our local knowledge to identify appropriate charities to ensure our donations made the most impact. Our support focused on children and the rebuilding and/or improvement of schools and libraries.

In Indonesia, for example, we are working with United Nations Children’s Fund (UNICEF) to support their ‘Creating Learning Communities for Children’ initiative. Our support will help improve the quality of education at over 90 primary schools by improving school management, community participation, and the entire teaching/learning process – training over 1,700 teachers and benefiting over 21,000 students.

Socially responsible investment (SRI)

M&G’s approach to socially responsible investment (SRI) is set out in the booklet ‘Issues Arising from Share Ownership’, available at www.mandg.co.uk SRI has focused principally on equity markets, with the property investment community slower to address the issue of sustainability. However, with more than £17.2 billion (as at 31 December 2005) of funds under management, Prudential Property Investment Managers Limited (PruPIM), a subsidiary of M&G, is one of the UK’s largest commercial property investment managers and accounts for approximately 80 per cent of Prudential’s direct environmental impact in the UK. Through participation in the Institutional Investors Group on climate change and our participation on the property working group of the United Nations Environment Programme Finance Initiative (UNEP FI), PruPIM is creating awareness of the implications of climate change for property investment and how we should address this.

Employee work-life balance

Engaging with employees and understanding their expectations about corporate values, transparency, career development, performance management, diversity and work-life balance is important. This understanding helps us to attract, retain and motivate our employees.

In Asia, for example, employee education is provided across our Asian markets through PRUuniversity, which is available to all staff and is offered in 12 languages. Programmes are centrally credited and many are endorsed by external learning institutions. The courses cover CR, management and leadership, technical and business skills as well as a comprehensive range of self-improvement material including language courses.

Further information about our approach to equal opportunities and employee involvement can be found on pages 58 and 59.

Environment/sustainable development

Protecting the environment is essential for the quality of life of current and future generations. The challenge is to combine continuing economic growth with long-term sustainable development. As such, we will endeavour to ensure our policies and business actions promote the consideration of the environment.

PruPIM is the first UK property company to achieve full ISO14001 certification, the internationally recognised environmental management standard. The scope of this certification covers all PruPIM’s operations, including its property investment portfolio in the UK and its head office function, in High Holborn, London.

In the US, Jackson National Life (JNL) has carefully monitored and worked to minimise any negative environmental impact since it moved to its current headquarters in 2000, working with state and local authorities on new projects which protect the environment.

Further information can be found in ‘Acting Responsibly’, our full Corporate Responsibility Report 2005/6, accessed at www.prudential.co.uk/ prudential-plc/cr/ A hard copy of the report is available from our CR unit: Laurence Pountney Hill, London EC4R 0HH. Tel: 020 7548 3706.

Board of directors

Chairman	Executive directors

1. Sir David Clementi MA FCA MBA

Chairman and Chairman of the Nomination Committee. Aged 57

Sir David Clementi has been Chairman of Prudential since 1 December 2002. In August 2005 he was appointed as President of the Investment Property Forum. In October 2003, he joined the FSA’s Financial Capability Steering Group, and in July 2003 he was appointed by the Secretary of State for Constitutional Affairs to carry out a review of the regulation of legal services in England and Wales, which was completed in December 2004. In February 2003 he joined the Financial Reporting Council. In addition, Sir David is a non-executive director of Rio Tinto plc, which he joined on 28 January 2003. From September 1997 to August 2002 he was Deputy Governor of the Bank of England. During this time he served as a member of the Monetary Policy Committee and as a non executive director of the Financial Services Authority. From 1975 to August 1997 he worked for the Kleinwort Benson Group, latterly as Chief Executive.

2. Mark Tucker ACA

Group Chief Executive. Aged 48

Mark Tucker was re-appointed as an executive director on 6 May 2005, on which date he also became Group Chief Executive. From May 2004 to March 2005 he was Group Finance Director, HBOS plc and director of Halifax plc. Previously, he was an executive director of Prudential from 1999 to 2003, and from 1993 to 2003 he was Chief Executive of Prudential Corporation Asia, and also held senior positions in Prudential’s businesses in the UK and US. He first joined Prudential in 1986, having previously been a tax consultant at PriceWaterhouse UK in London.

3. Philip Broadley FCA

Group Finance Director. Aged 45

Philip Broadley has been an executive director of Prudential and Group Finance Director since May 2000. In May 2005 he was appointed as a non executive director of Egg plc, which delisted on 20 February 2006. He is currently Chairman of the 100 Group of Finance Directors and a member of the Insurance Advisory Group of the International Accounting Standards Board. He is also President of the Przezornosc Charitable Foundation, which has been established in Poland in recognition of former policyholders with whom the Company lost contact. Previously, he was with the UK firm of Arthur Andersen, where he became a partner in 1993.

4. Clark Manning FSA MAAA

Executive director. Aged 47

Clark Manning has been an executive director of Prudential since January 2002. He is also President and Chief Executive Officer of Jackson National Life. He was previously Chief Operating Officer, Senior Vice President and Chief Actuary of Jackson National Life, which he joined in 1995. Prior to that, he was Senior Vice President and Chief Actuary for SunAmerica Inc, and prior to that Consulting Actuary at Milliman & Robertson Inc. He has more than 20 years’ experience in the life insurance industry, and holds both a bachelor’s degree in actuarial science and an MBA from the University of Texas. He also holds professional designations of Fellow of the Society of Actuaries (FSA) and Member of the American Academy of Actuaries (MAAA).

5. Michael McLintock

Executive director. Aged 44

Michael McLintock has been an executive director of Prudential since September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G’s acquisition by Prudential in March 1999. He joined M&G in October 1992. He is also a non-executive director of Close Brothers Group plc.

6. Mark Norbom

Executive director. Aged 48

Mark Norbom has been an executive director of Prudential and Chief Executive, Prudential Corporation Asia since January 2004. Previously, he was President and Chief Executive Officer of General Electric Japan, and a company officer of General Electric Company. He has spent 23 years with General Electric in various posts in the United States, Taiwan, Indonesia, Thailand and Japan.

7. Nick Prettejohn

Executive director. Aged 45

Nick Prettejohn has been an executive director of Prudential and Chief Executive, Prudential UK & Europe since 1 January 2006. He is also a member of the Financial Services Practitioner Panel. Previously, he was Chief Executive of Lloyd’s of London from July 1999 until December 2005. He joined the Corporation of Lloyd’s in 1995 as Head of Strategy, and played a key role in the Reconstruction and Renewal process, which reorganised Lloyd’s after the losses of the late 1980s and early 1990s. Following the successful completion of the reorganisation in 1996 he became Managing Director of Lloyd’s Business Development Unit and in 1998 he also assumed responsibility for Lloyd’s North America business unit. Prior to his appointment to Lloyd’s he was responsible for corporate strategy at National Freight Corporation plc, and prior to that he was a partner at management consultants Bain and Co and a director of private equity company Apax Partners. He is also a board member of the Royal Opera House.

Non-executive directors

8. Keki Dadiseth FCA

Independent non-executive director and member of the Audit and Remuneration Committees. Aged 60

Keki Dadiseth has been an independent non executive director of Prudential since April 2005. He is a member of the International Advisory Boards of Marsh & McLennan Companies Inc. and DaimlerChrysler Benz. He is also an International Advisor to Goldman Sachs. In 2005 he was appointed to the Board of Nicholas Piramal India Limited and Siemens Limited in India, and he is a director of The Indian Hotels Company Limited and the Indian School of Business. Before he retired from Unilever in May 2005, he was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, a Board member of Unilever PLC and Unilever N.V. and a member of the Executive Committee. He joined Hindustan Lever Ltd in India in 1973.

9. Michael Garrett

Independent non-executive director and member of the Remuneration Committee. Aged 63

Michael Garrett has been an independent non executive director of Prudential since September 2004. He worked for Nestlé from 1961, becoming Head of Japan (1990-1993), and then Zone Director and Member of the Executive Board, responsible for Asia and Oceania, and in 1996 his responsibilities were expanded to include Africa and the Middle East. He retired as Executive Vice President of Nestlé in April 2005. In addition, he served the Government of Australia as Chairman of the Food Industry Council and as a Member of the Industry Council of Australia, and was also member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a Member of The Turkish Prime Minister’s Advisory Group and the WTO (World Trade Organization) Business Advisory Council in Switzerland. He remains a director of Nestlé companies in India and Japan, and was appointed Chairman of the Evian Group in 2001, a think tank and forum for dialogue promoting free trade. He also serves as a non-executive director on the Boards of the Bobst Group Switzerland and Hasbro Inc. in the USA.

10. Bridget Macaskill

Independent non-executive director and member of the Remuneration and Nomination Committees. Aged 57

Bridget Macaskill has been an independent non-executive director of Prudential since September 2003. She rejoined the Board of Prudential having previously resigned due to a potential conflict of interest in March 2001. She is a non-executive director of J Sainsbury Plc and the Federal National Mortgage Association (Fannie Mae). She was previously Chairman and Chief Executive Officer of OppenheimerFunds Inc, a major New York based investment management company.

11. Roberto Mendoza

Independent non-executive director and Chairman of the Remuneration Committee. Aged 60

Roberto Mendoza has been an independent non-executive director of Prudential since May 2000. He was appointed as Chairman of the Remuneration Committee in July 2002. He is also Chairman of Integrated Finance Limited, and he was the non-executive Chairman of Egg plc, which delisted on 20 February 2006. Previously, he was Vice Chairman and director of JP Morgan & Co. Inc., a non-executive director of Reuters Group PLC and The BOC Group plc, and a managing director of Goldman Sachs.

12. Kathleen O’Donovan ACA

Independent non-executive director and member of the Audit Committee. Aged 48

Kathleen O’Donovan has been an independent non-executive director of Prudential since May 2003. She is a non-executive director and Chairman of the Audit Committees of EMI Group plc and Great Portland Estates PLC. She is also Chairman of the Invensys Pension Scheme. Previously, she was a non-executive director and Chairman of the Audit Committee of the Court of the Bank of England, and a non-executive director of O2 plc. Prior to that, she was Chief Financial Officer of BTR and Invensys, and before that she was a partner at Ernst & Young.

13. James Ross

Independent non-executive director and member of the Audit and Nomination Committees. Aged 67

James Ross has been an independent non-executive director since May 2004. He holds non-executive directorships with McGraw Hill and Datacard in the United States and Schneider Electric in France. He is also Chairman of the Leadership Foundation for Higher Education. He was previously Chairman of National Grid plc and Littlewoods plc. He was also Chief Executive of Cable and Wireless plc and Chairman and Chief Executive of BP America Inc., and a Managing Director of the British Petroleum Company plc.

14. Rob Rowley FCMA

Senior independent non-executive director, Chairman of the Audit Committee and member of the Nomination Committee. Aged 56

Rob Rowley has been an independent non-executive director of Prudential since July 1999. He was appointed as Chairman of the Audit Committee in June 2000 and as Senior Independent Director of Prudential in December 2003. He is also executive Deputy Chairman of Cable and Wireless plc and a non-executive director of Liberty International plc. Until the end of 2005, he was also a non-executive director of Taylor Nelson Sofres plc. He retired as a director of Reuters Group PLC in December 2001, where he was Finance Director from 1990 to 2000.

Ages as at 15 March 2006

Corporate governance report

The directors are committed to high standards of corporate governance and support the Combined Code on Corporate Governance issued by the Financial Reporting Council (the Code). Apart from the requirement under the Code that shareholders be sent the notice of Annual General Meeting at least 20 working days before the meeting, the Company has complied throughout the financial year ended 31 December 2005 with all the Code provisions set out in Section 1 of the Code. As a result of the late publication of FRS 27, ‘Life Assurance’ which was only released on 13 December 2004, the Company was unable to comply with the 20 working day requirement under the Code and so gave the statutory 21 clear days’ notice of the Annual General Meeting.

We have applied the principles of the Code in the manner described below and in the remuneration report.

The Board

As at 31 December 2005, the Board comprised the Chairman, five executive directors and seven independent non-executive directors. Since the year end, Nick Prettejohn has been appointed as an additional executive director with effect from 1 January 2006. The non-executive directors bring a wide range of business, financial and global experience to the Board. Biographical details of the current Board members appear on pages 36 and 37. The roles of Chairman and Group Chief Executive are separate and clearly defined, and have been approved by the Board so that no individual has unfettered powers of decision. The Chairman is responsible for the leadership and governance of the Board as a whole and the Group Chief Executive for the management of the Group and the implementation of Board strategy and policy on the Board’s behalf. In discharging his responsibility, the Group Chief Executive is advised and assisted by the Group Executive Committee, comprising all the business unit heads and a Group Head Office team of functional specialists. Rob Rowley is the Company’s Senior Independent Director, to whom concerns may be conveyed by shareholders if they are unable to resolve them through the existing mechanisms for investor communications, or where such channels are inappropriate. The Chairman meets, at least annually, with the non-executive directors without the executive directors being present.

During 2005, the Board met 14 times and held a separate two-day strategy meeting. Each year, one of the Board meetings is held at one of the Group’s business operations to facilitate a fuller understanding of the diversity of the business. In June 2005, a Board meeting was held in Beijing, following a day of discussion on the Asian business and future market opportunities for Prudential Corporation Asia across the region. Presentations were given by senior members of the Prudential Corporation Asia management team.

All the directors attended all scheduled Board meetings occurring during their period of appointment, apart from Jonathan Bloomer and Mark Wood, who were not required to attend Board meetings after it had been agreed that they would cease to be directors of the Company. There were four additional Board meetings, and the majority of the directors attended most of those meetings. Where a director was not able to attend any of the additional meetings, their views were canvassed by the Chairman prior to the meeting.

The table on page 42 details the number of Board and Committee meetings attended by each director throughout the year. A further six Board Committee meetings took place during the year. In addition, the Chairman met with the non-executive directors without the executive directors being present in March, July and December.

The Board’s terms of reference, which are regularly reviewed, set out those matters specifically reserved to it for decision, in order to ensure that it exercises control over the Group’s affairs. These include, amongst other things, approval of the annual and interim results, strategy and corporate objectives, operating plans, significant transactions and matters affecting the Company’s share capital.

A corporate governance framework approved by the Board maps out the internal approvals processes and those matters which may be delegated. These principally relate to the operational management of the Group’s businesses and include pre-determined authority limits delegated by the Board to the Group Chief Executive for further delegation by him in respect of matters which are necessary for the effective day-to-day running and management of the business.

The chief executive of each business unit, who in respect of his business unit responsibilities reports to the Group Chief Executive, has authority for management of that business unit and has established a management board comprising its most senior executives. In accordance with the Group Governance Framework, business unit chief executives are required to certify annually their compliance with the requirements of the framework. The Board has adopted a Code of Business Conduct, which sets out the behaviour expected of staff in their dealings with shareholders, customers, fellow employees, suppliers and other stakeholders of the Group. A copy of the Company’s Code of Business Conduct may be found on the website www.prudential.co.uk/prudential-plc/cr/managementpolicies/codeofconduct

The Board is responsible for ensuring that an effective system for succession planning and management development is in place. This is delivered through an established review process that is applied across all the businesses and covers both director and senior management succession and development. The Board reviews the outcomes of the review annually and actions arising from the review are implemented as part of the management development agenda.

All directors have direct access to the services of the Company Secretary who advises them on all corporate governance matters, on Board procedures, and on compliance with applicable rules and regulations. In order to ensure good information flows, full Board and Committee papers are provided to the directors by the Company Secretary approximately one week before each Board or Committee meeting. The Company Secretary also supports the Chairman in providing tailored induction programmes for new directors and on-going training for all directors.

Other commitments of the Chairman and changes during the year are detailed in his biography on page 36. The Board is satisfied that these other commitments are not such as to interfere with the performance of the Chairman’s duties for the Group.

Board Committees

The Board has established the following standing committees of non-executive directors with written terms of reference which are kept under regular review:

Audit Committee report

At Prudential, the Audit Committee is a key element of the governance framework. This report sets out its responsibilities and the work the Committee has done to meet its objectives.

Role of the Committee

The Committee’s principal oversight responsibilities cover:

•             Internal control and risk management;

•             internal audit;

•             external audit (including auditor independence); and

•             financial reporting.

The Committee has formal terms of reference set by the Board, which are reviewed regularly.

Membership

All the members of the Audit Committee are independent non-executive directors. The members of the Committee are:

Rob Rowley FCMA (Chairman)

Keki Dadiseth FCA (appointed 5 May 2005)

Kathleen O’Donovan ACA

James Ross

Full biographical details of the members of the Audit Committee, including their relevant experience, are set out on page 37.

The Board has designated Rob Rowley as its Audit Committee financial expert for Sarbanes-Oxley Act purposes; he also has recent and relevant financial experience for the purposes of the Code.

The Committee continued to receive detailed presentations from senior management throughout the year. These presentations were designed to keep members up to date and aware of the impact on the business of changes to international accounting standards and practices, including International Financial Reporting Standards (IFRS) and European Embedded Value (EEV).

Meetings

The Audit Committee met nine times during the year. Additionally, by invitation, the Chairman of the Board, Group Chief Executive, Group Finance Director, Group Chief Risk Officer, Group Company Secretary, Heads of Internal Audit, Group Risk and Group Compliance, as well as the external auditor, attended some of the meetings.

The Chairman held preparatory meetings with the Group Chief Internal Auditor, the Group Chief Risk Officer, the external auditor and the Group Finance Director before each Committee meeting. A detailed forward agenda has been developed which ensures all matters for which the Committee is responsible are addressed at the appropriate time of the year. The principal business of the Committee’s meetings includes:

•             Half year and full year results, press releases and annual report and accounts;

•             accounting policies and key judgmental areas, Group policies for compliance with relevant regulations worldwide, including Sarbanes-Oxley procedures;

•             US filings and related external audit opinion;

•             external auditor’s interim management letter, external auditor’s full year memorandum, external audit opinion and final management letter;

•             auditor independence, external auditor’s plans and audit strategy, effectiveness of the external audit process, external auditor’s qualifications, expertise and resources and economic service;

•             framework and effectiveness of the Group’s systems of internal control and Turnbull compliance statement;

•             effectiveness of the Group Risk Framework and half-yearly key risk report;

•             internal audit plan and resources, reassurance on the audit framework and internal audit effectiveness;

•             effectiveness of compliance processes and controls and performance against the Group Compliance Plan;

•             Audit Committee effectiveness and Audit Committee terms of reference;

•             Group Security annual report, report on anti-money laundering and reporting of allegations from whistleblowers;

•             International Accounting Standards (IAS) and practices, including EEV and IFRS; and

•             changes in and implementation of Group Accounting Policies in compliance with IAS and practices, including the European CFO Forum Principles and Guidance on Embedded Values (EEV) and IFRS.

During the year, the Committee’s standing agenda items also included reports from Group Internal Audit, Group Risk, Group Compliance and Group Security. In addition, the Committee also received presentations from some of the business unit chief executives.

The Audit Committee Chairman reported to the Board on matters of particular significance after each Committee meeting. The minutes of Committee meetings were circulated to all Board members.

The Committee recognises the need to meet without the presence of executive management. Such a session was held in July 2005 with the external and internal auditors.

Business unit audit committees

Each business unit has its own audit committee whose members and chairman are independent of the individual business unit. The chairman of these committees is approved by the Chairman of the Group Audit Committee. The committees are attended by business unit senior management including the Chief Executive and heads of finance, risk, compliance and internal audit. Business unit committees have similar terms of reference to the Group Audit Committee, and report significant issues to the Group Audit Committee when they arise. They approve the business unit internal audit plans and oversee the adequacy of internal audit resources; receive presentations from external audit; and meet privately with local external audit and the business unit heads of internal audit.

Internal control and risk management

The Audit Committee reviewed the Group’s statement on internal control systems prior to its endorsement by the Board. It also reviewed the policies and processes for identifying, assessing and managing business risks. The Committee also received the minutes of the Disclosure Committee and the Group Operational Risk Committee and noted their activities. Further information on these Committees appears on pages 44 and 45.

From 31 December 2006, the Group must undertake an annual assessment of the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. In common with other companies, which must comply with this legislation, this has required the Group to undertake a significant project to document and test its internal controls over financial reporting. The Committee has overseen the progress of this project through regular status reports submitted by management in 2005. During the year, the Group’s external auditor, KPMG Audit Plc, reported to the Committee on the Company’s progress towards compliance with Section 404.

Internal audit

The Audit Committee regards its relationship with internal audit as a particularly important one. Group Internal Audit plays an important role in supporting the Committee to fulfil its responsibilities under the Code and the Sarbanes-Oxley Act. Each of the Group’s business units has an internal audit team, the heads of which, from 1 January 2006, report to the Group-wide Internal Audit Director. Internal audit resources, plans and work are overseen by the Group Audit Committee and by business unit audit committees. Across the Group, total internal audit headcount stands at 113. The Group-wide Internal Audit Director reports functionally to the Committee and for management purposes to the Group Chief Risk Officer.

During the year, the committees reviewed and approved internal audit’s plans, resources and the results of its work. Reporting to the Group Audit Committee by Group Internal Audit is through the formal reports four times during the year and through private meetings, as well as regular private meetings between the Chairman of the Committee and the Group-wide Internal Audit Director. Additionally, the Chairman of the Committee attended the Group’s internal audit conference in September 2005.

The Committee assesses the effectiveness of internal audit through a review carried out by external advisers, and through ongoing dialogue with the Group-wide Internal Audit Director. An internal review of internal audit arrangements and standards was also conducted in 2005, to ensure that the activities and resources of internal audit are most effectively organised to support the oversight responsibilities of the Committee.

External audit

The Audit Committee has a key oversight role in relation to the external auditor, KPMG Audit Plc, whose primary relationship is with the Committee. The Group’s Auditor Independence Policy ensures that the independence and objectivity of the external auditor is not impaired, and that the Group maintains a sufficient choice of appropriately qualified audit firms. The policy sets out four key principles which underpin the provision of non-audit services by the external auditor, namely that the auditor should not:

• Audit its own firm’s work;

• make management decisions for the Group;

• have a mutuality of financial interest with the Group; or

• be put in the role of advocate for the Group.

The Committee reviewed and updated the policy in December 2005.

The Group has a policy that at least once every five years, the Audit Committee undertakes a formal review to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditor was appointed. In both February 2004 and July 2005, the Committee formally considered the need to re-tender the external audit service and concluded that given the significant changes in audit and regulatory requirements, the interests of the Company were better served by retaining the existing auditor through a period of transition. In addition, the Committee concluded that there was nothing in the performance of the auditor requiring a change.

During the year, the Audit Committee assessed the qualification, expertise and resources, effectiveness and independence of the external auditor. In addition to the questioning of the external auditor and the Group Finance Director that is a regular feature of meetings, the review of the effectiveness of the external audit process was conducted through a questionnaire-based exercise administered by Group Internal Audit, supplemented by interviews with senior finance staff and Audit Committee members.

For the year ended 31 December 2005, fees for audit services of £6.8 million were approved by the Committee. All fees for non-audit services were approved by the Committee, in accordance with the Group’s Auditor Independence Policy, prior to work commencing. The Audit Committee reviewed the non-audit services being provided to the Group by its external auditor at regular intervals in 2005. During the year, fees for non-audit services of £5.6 million were approved by the Audit Committee. Fees for non-audit services amounted to 45 per cent of total fees paid to KPMG Audit Plc. These fees primarily related to assurance services associated with the implementation of IFRS and EEV accounting requirements, Sarbanes-Oxley requirements and other regulatory changes, and also to due diligence work related to the acquisition of the Egg minority. A more detailed analysis is set out in note I4 on page 180.

Financial reporting

The Audit Committee reviewed the interim and annual financial statements before their submission to the Board, paying particular attention to critical accounting policies and practices and any changes in them; decisions requiring a major element of judgement; unusual transactions; clarity of disclosures; significant audit adjustments; the going concern assumption; compliance with accounting standards; and compliance with obligations under the Code and other applicable laws and regulations.

As described above, the Committee is regularly briefed by senior management on developments in international accounting standards, and during the year it continued to review the progress of the Group’s project to implement IFRS and EEV reporting.

Confidential reporting

At each meeting, the Committee received and reviewed a report on calls to the confidential reporting line, which is made available to employees to enable them to communicate confidentially on matters of concern, and actions taken in response to these calls. The Committee also considered whether any internal control implications arose from communications received. No internal control implications were raised from calls to the confidential helpline.

Audit Committee effectiveness

During the year, the Audit Committee undertook a formal review of its own effectiveness and the Committee is satisfied, based on the findings of this review, that it had been operating as an effective Audit Committee, meeting all applicable legal and regulatory requirements. Further reviews of the effectiveness of the Audit Committee will be undertaken annually.

Remuneration Committee report

Roberto Mendoza (Chairman)

Keki Dadiseth (appointed 1 April 2005)

Michael Garrett

Bridget Macaskill

Kathleen O’Donovan (until 22 September 2005)

James Ross (until 22 September 2005)

Rob Rowley (until 22 September 2005)

Full biographical details of the members of the Remuneration Committee, including their relevant experience, are set out on page 37.

The Remuneration Committee is comprised exclusively of independent non-executive directors of the Company. While the Chairman and Group Chief Executive are not members, they attend meetings unless they have a conflict of interest.

The Remuneration Committee normally has scheduled meetings at least three times a year and a number of additional meetings, as required, to review remuneration policy. The Remuneration Committee determines the remuneration packages of the Chairman and executive directors. During 2005, a total of 11 meetings were held. In framing its remuneration policy, the Committee has given full consideration to the provisions of Schedule A to the Code. The remuneration report prepared by the Board is set out in full on pages 46 to 57. In preparing the report, the Board has followed the provisions of the Code and The Directors’ Remuneration Report Regulations 2002.

Except in relation to the remuneration of the Group Chief Executive, when only the Chairman is consulted, the Remuneration Committee consults the Chairman and the Group Chief Executive about the Committee’s proposals relating to the remuneration of all executive directors. Following the publication of the Code in July 2003, the terms of reference of the Committee were reviewed and amended. They were widened to include monitoring the level and structure of remuneration for a defined population of senior management as determined by the Board. The Committee agreed principles for the level and structure of remuneration for this population. The Committee has access to professional advice inside and outside the Company.

Nomination Committee report

Sir David Clementi (Chairman)

Jonathan Bloomer (until 5 May 2005)

Bridget Macaskill

Kathleen O’Donovan (until 22 September 2005)

James Ross (from 22 September 2005)

Rob Rowley

The Nomination Committee now comprises exclusively independent non-executive directors and the Chairman and until 5May 2005 included the former Group Chief Executive. The current Group Chief Executive is also closely involved in the work of the Committee and is invited to attend and contribute to meetings of the Committee. The Committee meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates. The Committee, in consultation with the Board, evaluates the balance of skills, knowledge and experience on the Board and makes recommendations regarding appointments based on merit and against objective criteria and the requirements of the Group’s business. In appropriate cases, search consultants are used to identify suitable candidates.

During 2005, the Committee held four meetings resulting in the appointment by the Board of Mark Tucker as Group Chief Executive on 6 May 2005, and Nick Prettejohn as executive director on 1 January 2006. Full biographical details of these new directors are set out on page 36.

During the year, the Nomination Committee continued the search for additional non-executive directors and employed professional search consultants who oversaw the initial process. This process is ongoing.

Board Committees - terms of reference

The full terms of reference of the Audit, Remuneration and Nomination Committees are available on the Company’s website at www.prudential.co.uk/prudential-plc/aboutpru/ corporategovernance/boardcommittees Hard copies may be obtained upon written request to the Company Secretary at the Company’s registered office.

Attendance at Board and Committee meetings

The number of full Board and Committee meetings attended by each director during 2005 was as follows:

	Full		Audit		Remuneration		Nomination
	Board		Committee		Committee		Committee
	Meetings*		Meetings**		Meetings***		Meetings
Number of meetings in year	14		9		11		4
Sir David Clementi	14	(14)	n/a		n/a		4	(4)
Jonathan Bloomer(1)	4	(7)	n/a		n/a		0	(2)
Philip Broadley	14	(14)	n/a		n/a		n/a
Keki Dadiseth(2)	9	(9)	5	(5)	6	(6)	n/a
Michael Garrett(3)	11	(14)	n/a		11	(11)	n/a
Bridget Macaskill	14	(14)	n/a		11	(11)	3	(4)
Clark Manning	14	(14)	n/a		n/a		n/a
Michael McLintock	14	(14)	n/a		n/a		n/a
Roberto Mendoza	14	(14)	n/a		11	(11)	n/a
Mark Norbom	14	(14)	n/a		n/a		n/a
Kathleen O’Donovan	14	(14)	9	(9)	7	(7)	2	(2)
James Ross	14	(14)	8	(9)	7	(7)	4	(4)
Rob Rowley	14	(14)	9	(9)	7	(7)	4	(4)
Mark Tucker(4)	7	(7)	n/a		n/a		n/a
Mark Wood(5)	10	(11)	n/a		n/a		n/a

Figures in brackets indicate the maximum number of meetings in the period in which the individual was a Board or Committee member.

*                      During 2005 there were 10 scheduled Board meetings and four additional Board meetings.

**               During 2005 there were eight scheduled Audit Committee meetings and one additional meeting.

***        During 2005 there were eight scheduled Remuneration Committee meetings and three additional meetings.

1.                    Resigned as a director on 5 May 2005 but not required to attend Board or Committee meetings on or after 24 March 2005.

2.                    Appointed as a director on 1 April 2005.

3.       Attended all scheduled meetings, but was unable to attend additional meetings because of prior commitments and submitted his  comments to the Chairman prior to each additional meeting.

4.                    Appointed as a director on 6 May 2005.

5.                    Resigned as a director on 17 October 2005 but not required to attend Board meetings on or after 16 October 2005.

Independent professional advice

The Board has approved a procedure whereby directors have the right in furtherance of their duties to seek independent professional advice at the Company’s expense.

Copies of any instructions and advice given by an independent professional adviser to a director are supplied by the director to the Company Secretary who will, where appropriate, circulate to other directors sufficient information to ensure that other members of the Board are kept informed on issues arising which affect the Company or any of its subsidiaries.

Directors’ independence, development and re-election

Throughout the year all the non-executive directors were considered by the Board to be independent in character and judgement. No non-executive director:

•             Has been an employee of the Group within the last five years;

•             has, or has had within the last three years, a material business relationship with the Group;

•             receives remuneration from the Group other than a director’s fee;

•             has close family ties with any of the Group’s advisers, directors or senior employees;

•             represents a significant shareholder; or

•             has served on the Board for more than nine years.

During the year, cross-directorships existed with Roberto Mendoza and Philip Broadley who both sat on the board of Egg plc, the Company’s subsidiary which, until 20 February 2006, had its own listing on the London Stock Exchange. Under the Company’s Relationship Agreement with Egg, established prior to its flotation in 2000, the Company agreed with Egg that, absent specific events, the number of Company related directors should represent less than half the total number of directors in office. The Company had the right, whilst it continued to own more than 10 per cent of the voting shares, to nominate one director and also, whilst it continued to own more than 15 per cent of the voting shares, to appoint the Chairman of the board. Jonathan Bloomer was accordingly appointed as the Company’s nominated director and on his retirement from the Board of the Company on 5 May 2005, Philip Broadley was appointed the Company’s nominated representative on the board of Egg. Roberto Mendoza was appointed as the Chairman of the board of Egg. Consequently, Roberto Mendoza and Philip Broadley disclosed their interests as Chairman and director of Egg. The Board does not consider that this relationship in any way affected Mr Mendoza’s status as an independent director of the Company. On 1 December 2005, the Company announced its intention to acquire the remaining 21 per cent of Egg plc. Mr Mendoza and Mr Broadley did not participate in discussions at Egg regarding this acquisition. Nor did they form part of the Independent Committee of the board of Egg recommending the Offer from the Company. Since the year-end on 20 February 2006, Egg delisted its shares from the London Stock Exchange. On 15 March 2006, the Company owned 96.66 per cent of Egg.

It is proposed that Keki Dadiseth will be appointed a director of ICICI Prudential Life Insurance Company Limited, an Indian company which is owned 26 per cent by Prudential, and of Prudential ICICI Asset Management Company Limited, an Indian company which is owned 49 per cent by Prudential. The Board does not consider that these appointments will in any way affect Mr Dadiseth’s status as an independent director of Prudential.

The Group is one of the UK’s largest institutional investors and the Board does not believe that this situation compromises the independence of those non-executive directors who are also on the boards of companies in which the Company has a shareholding. The Board also believes that such shareholdings should not preclude the Company from having the most appropriate and highest calibre non-executive directors.

Non-executive directors are appointed initially for a three-year term. The terms and conditions of appointment of non-executive directors are available for inspection at the Company’s registered office during normal business hours and at the Annual General Meeting. Their appointment is reviewed towards the end of this period against performance and the requirements of the Group’s businesses. Upon appointment, all directors embark upon a wide-ranging induction programme covering, amongst other things, the principal bases of accounting for the Group’s results, the role of the Audit Committee and the ambit of the internal audit function. In addition, they receive detailed briefings on the Group’s principal businesses, its product range, the markets in which it operates and the overall competitive environment. Other areas addressed include legal issues affecting directors of financial services companies, the Group’s governance arrangements, its investor relations programme, as well as its remuneration policies.

A programme of on-going professional development was undertaken for all directors in 2005, which covered a number of sector-specific and business issues as well as legal, accounting and regulatory changes and developments. A cornerstone of the programme was a series of presentations made to the Board by the Prudential Corporation Asia management team on the Asian business and future market opportunities, during the Board visit to Beijing in June 2005. Throughout their period in office, the directors are continually updated on the Group’s businesses and the regulatory and industry-specific environments in which it operates. These updates can be in the form of written briefings or meetings with senior executives and, where appropriate, external sources. Directors are also advised on appointment of their legal and other duties and obligations as a director of a listed company both in writing and in face-to-face meetings with the Company Secretary.

All directors are required to submit themselves for re-election at the Annual General Meeting at least every three years, and annually following their reaching the age of 70.

Performance evaluation

An evaluation was carried out of the performance of the Board and its Committees, and of the individual directors, for the year 2005, in line with the requirements of the Code. The aim was to improve individual contributions, the effectiveness of the Board and its Committees and the Group’s performance.

The evaluation of the Board as a whole and of the Chairman was carried out by an independent consultant, following a briefing by the Chairman and the Senior Independent Director. Interviews were conducted with each Board member by the independent consultant. The interview questions were based on the Code and sought views on the effectiveness of the Board and on the Chairman’s performance. The independent consultant prepared its report based on the interviews with directors. The overall results of the evaluation were presented to and reviewed by the Board in February 2006. The non-executive directors met, under the leadership of the Senior Independent Director, to consider the report of the independent consultant and to review the performance of the Chairman. The performance of individual non-executive directors and the Group Chief Executive was evaluated by the Chairman in a meeting with each non-executive director and with the Group Chief Executive. The Group Chief Executive individually appraised the performance of the executive directors.

Relations with shareholders

As a major institutional investor, the Company is acutely aware of the importance of maintaining good relations with its shareholders. The Company regularly holds discussions with major shareholders and a programme of meetings took place during 2005. Board members also regularly receive copies of the latest analysts’ and brokers’ reports on the Company and the sector, to further develop their knowledge and understanding of external views about the Company. The Chairman and the Senior Independent Director gave feedback to the Board on issues raised with them by major shareholders. Should major shareholders wish to meet newly appointed directors they are welcome to do so.

The Annual General Meeting will be held at The Auditorium, The Mermaid Conference Centre, Puddle Dock, Blackfriars, London EC4V 3DB on 18 May 2006 at 11.00am. The Company believes the Annual General Meeting is an important forum for both institutional and private shareholders and encourages attendance by all its shareholders. At its Annual General Meeting in 2005, the Company indicated the balance of proxies lodged for and against each resolution after it had been dealt with on a show of hands, and the total percentage of share capital voted on all resolutions. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution. The Company discloses the number of the proxy votes cast on each resolution on its website after the Annual General Meeting. At the 2006 Annual General Meeting, as with last year’s meeting, shareholders will be given the opportunity to put questions to the Board on matters relating to the Group’s operation and performance.

The Group maintains a corporate website www.prudential.co.uk containing a wide range of information of interest to private and institutional investors including the Group’s financial calendar.

Financial reporting

The directors have a duty to report to shareholders on the performance and financial position of the Group and are responsible for preparing the financial statements on pages 62 to

195 and the European Embedded Value (EEV) basis supplementary information on pages 204 to 229. It is the responsibility of the auditor to form independent opinions, based on its audit of the financial statements and its review of the EEV basis supplementary information; and to report its opinions to the Company’s shareholders. Its opinions are given on pages 197 and 230.

Risk management and internal control

As a provider of financial services, including insurance, the Group’s business is the managed acceptance of risk. The system of internal control is an essential and integral part of the risk management process. Prudential management has established a comprehensive framework of internal controls for the management of risk within the Group and its business units. The Board has overall responsibility for the internal controls. The Board has conducted a review of the effectiveness of the Group’s system of internal control. The focus on aligning the taking of risk with the achievement of business objectives means that the control procedures and systems the Group has established are designed to manage, rather than eliminate, the risk of failure to meet business objectives and can only provide reasonable and not absolute assurance against material mis-statement or loss. The system of internal control includes financial, operational and compliance controls and risk management. Aspects are delegated to the Group-level risk committees and Group Executive Committee as well as to senior management within the Group and business units.

The Group’s internal control framework includes detailed procedures laid down in financial and actuarial procedure manuals. The Group prepares an annual business plan with three-year projections. Executive management and the Board receive monthly reports on the financial position of the Group and actual performance against plan, together with updated forecasts. The insurance operations of the Group all prepare a financial condition report, which is reported on to the Board.

As part of the annual preparation of its business plan, all of the Group’s businesses and functions are required to carry out a review of risks. This involves an assessment of the impact and likelihood of key risks and of the effectiveness of the controls in place to manage them. The assessment is reviewed regularly throughout the year. In addition, business units review opportunities and risks to business objectives regularly with the Group Chief Executive and Group Finance Director and the Group Chief Risk Officer.

Business units are required to confirm annually that they have undertaken risk management during the year as required by the Group Risk Framework and that they have reviewed the effectiveness of the system of internal control. The results of this review are reported to and reviewed by the Group Audit Committee, and it was confirmed that the processes described above and required by the Group Risk Framework were in place throughout the period covered by this report, and complied with Internal Control: Guidance on the Combined Code (the Turnbull guidance). Business unit internal audit teams execute risk-based audit plans throughout the Group, from which all significant issues are reported to the Group Audit Committee.

Group Risk Framework

The Board believes that good risk management and mitigation protects and enhances the Group’s embedded and franchise value.

The Group Risk Framework requires that all of the Group’s businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The Group Risk Framework is based on the concept of ‘three lines of defence’. Primary management responsibility for strategy, performance management and risk control lies with the Board, the Group Chief Executive and the Chief Executive and management of each business unit (the first line of defence). The second line of defence is oversight of the Group Risk Framework by the Group Risk Committees, Group Chief Risk Officer and the Group Risk function working with counterparts in the business units, in addition to other Group functions, including Group Compliance and Group Security. The third line of defence is independent assurance on the effectiveness of the Group’s and business unit control and risk management systems provided by internal audit reporting to business unit and Group Audit Committees. During 2005, a Group Chief Risk Officer was appointed, reporting directly to the Group Chief Executive. The Group Chief Risk Officer oversees the Group Risk function, Group Compliance, Group Security and, for management purposes, Group Internal Audit. This demonstrates the importance which the Board and management attach to risk management within Prudential. It also increases the Group’s ability to manage risk in a co-ordinated way and benefit from optimising the management of the risk oversight and compliance functions under the Group Chief Risk Officer.

The Group Risk Framework includes the following Group-level committees: the Group Asset Liability Committee; the Group Operational Risk Committee and the Group Balance Sheet Management Committee.

The Group Asset Liability Committee is the senior management forum responsible for oversight of market, credit and insurance risks across the Group. It is chaired by the Group Chief Risk Officer and its membership includes senior business unit and Group executives involved in the management of market, credit and insurance risks framework. The Group Asset Liability Committee reports to the Group Chief Executive.

The Group Balance Sheet Management Committee is the senior management forum responsible for oversight of the Group’s balance sheet strategy, including debt capacity and capital structure. Its membership includes senior management involved in the operation of the Group’s policies for balance sheet management, including liquidity, financing and capital adequacy. The Group Balance Sheet Management Committee is chaired by the Group Finance Director and reports to the Group Chief Executive.

The Group Operational Risk Committee is the senior management forum responsible for oversight of the non-financial operational risks, business environment risks, and strategic risks facing the Group and oversight of the Group Risk Framework including monitoring operational risk and related policies and processes as they are applied throughout the Group. The Group Operational Risk Committee is chaired by the Group Chief Risk Officer and its membership includes representatives of the business unit and Group Risk functions. The Group Operational Risk Committee reports to the Group Chief Executive.

The Group Chief Risk Officer and the Group Risk Committees are supported by the Group Risk function and the risk committees and risk functions in each business unit. Quarterly risk reports from the business units and Group are reported to Group Risk covering risks of Group significance. Regular reports are also made to the Group and business unit audit committees by management, internal audit and compliance functions. Updates on the Group Risk Framework and the Group’s risk profile have been reported to the Group Executive Committee and Group Audit Committee and Board during 2005. This has included the Group Executive Committee assessment of Group-level risks.

Group Risk acts as secretariat and facilitates the agenda of the Group Asset Liability Committee and Group Operational Risk Committee. Group Risk acts as adviser in respect of all risks faced by Prudential Group, and establishes and maintains the risk management agenda across the Group, including through the design, implementation and maintenance of economic capital models, a consistent and harmonised risk management framework and policies, including recommendations as to risk appetite and risk-adjusted profitability. The Group Economic Capital Framework includes the modelling and quantification of the Group’s financial and non-financial operational risk economic capital position.

Business units undertake risk self-assessments in accordance with the Group Risk Framework, with dedicated risk functions and named individuals responsible for the operation of the Group Risk Framework within each business unit. The operation of this includes business units’ communication and application of the Group Risk Framework internally, including risk co-ordinators, identified risk owners, and regular risk reviews. Quarterly risk reports from the business units and Group are reported to Group Risk and the Group-level risk committees covering risks of Group significance. Regular reports are also made to the Group and business unit audit committees by management, internal audit, compliance and legal functions.

The Group is committed to developing its risk management techniques and methodologies, both to maintain high standards of risk management practice, and to fulfil the requirements of regulators. The control system continues to evolve and Group Risk carry out reviews and research to identify industry best practice together with ensuring that the standards and policies within the Group are progressively developed to improve risk management practice.

Disclosure Committee

The Sarbanes-Oxley Act 2002 (the Act) was passed by the US Congress in July 2002 to establish new or enhanced standards for corporate accountability in the US. As a result of the listing of its securities on the New York Stock Exchange, the Company must comply with the relevant provisions of the Act.

The Company has already adopted procedures to comply with all applicable provisions of the Act.

In particular, in relation to Section 302 of the Act which covers disclosure controls and procedures, a Disclosure Committee has been established, reporting to the Group Chief Executive, chaired by the Group Finance Director and comprising members of senior management. The objectives of this Committee are to:

•             Assist the Group Chief Executive and the Group Finance Director in designing, implementing and periodically evaluating the Company’s disclosure controls and procedures;

•             monitor compliance with the Company’s disclosure controls and procedures;

•             review and provide advice to the Group Chief Executive and the Group Finance Director with regard to the scope and content of all public disclosures of the Company which are of material significance to the market or investors; and

•             review and consider, and where applicable follow up on, matters raised by other components of the disclosure process, including assessments made by the Group Audit Committee, the internal auditor or the external auditor of the Company’s internal controls to the extent they are relevant to the disclosure process.

In discharging these objectives, the Committee helps to support the Group Chief Executive’s and the Group Finance Director’s certifications of the effectiveness of disclosure procedures and controls required by Section 302 of the Act.

The provisions of Section 404 of the Act require Prudential’s management to report on the effectiveness of internal control over financial reporting in its annual report on Form 20-F which is filed with the US Securities and Exchange Commission. The first requirement for this report is for the year ended 31 December 2006, and in common with other companies which have to comply with this requirement, the Group has undertaken a significant project to document and test its internal control over financial reporting in the format required by the Act.

Additionally, the Disclosure Committee has regard to the UK Listing Regime, effective from 1 July 2005, and evaluates whether or not a particular matter would constitute ‘inside information’ and therefore would require to be disclosed to the market.

Remuneration report

For year ended 31 December 2005

Introduction

This report to shareholders sets out:

•             The role of the Remuneration Committee;

•             our remuneration policy for executive directors for 2005 and 2006; and

•             tables of information showing details of the remuneration paid and share interests of all the directors for the year ended 31December 2005.

The Remuneration Committee

Role of the Remuneration Committee

The Board believes that a properly constituted and effective Remuneration Committee is key to ensuring that executive directors’ remuneration is aligned with shareholders’ interests and enhances the competitiveness of the Company. The terms of reference of the Remuneration Committee are available on the Company’s website and a copy may be obtained from the Company Secretary. The Board has delegated to the Remuneration Committee the setting of the remuneration policy and individual remuneration packages for the Chairman and the executive directors. The fees of non-executive directors are a matter for the Board itself. The Chairman and the Group Chief Executive attend Remuneration Committee meetings to provide background and context on matters relating to the remuneration of the other executive directors, but do not attend when their own remuneration is discussed. No director has any involvement in determining his or her own remuneration. The Remuneration Committee meets on at least three occasions each year and more frequently if necessary. In 2005 the Committee met on 11 occasions.

Membership of the Remuneration Committee

The members of the Remuneration Committee during 2005, who are listed below, were all independent non-executive directors:

Roberto Mendoza (Chairman)

Keki Dadiseth (from 1 April 2005)

Michael Garrett

Bridget Macaskill

Kathleen O’Donovan (until 22 September 2005)

James Ross (until 22 September 2005)

Rob Rowley (until 22 September 2005)

Advisers to the Remuneration Committee

During 2005 the Group Human Resources Director was invited to provide the Committee with her views and advice on matters considered by the Committee. The Committee appointed Deloitte to provide consultancy and market data and Freshfields Bruckhaus Deringer to advise on legal matters. Towers Perrin and McLagan provided the Company with survey information on remuneration and Freshfields Bruckhaus Deringer provided other legal advice. Deloitte also provided certain risk and other advisory services to the Company.

Compliance with the Directors’ Remuneration Regulations

This report has been approved by the Board and, as required by The Directors’ Remuneration Report Regulations 2002 (the Regulations), a resolution will be put to shareholders at the Annual General Meeting inviting them to consider and approve it. This report complies with the requirements of the Regulations and KPMG Audit Plc have audited the sections contained in pages 52 to 57 as required by the Companies Act 1985.

Compliance with the Combined Code

During the year, the Company has complied with Schedule A and Schedule B and the provisions relating to the Principles of Good Governance and Code of Best Practice of the Combined Code then in force regarding directors’ remuneration.

Remuneration policy

The aim of the Company’s remuneration policy is to enable the Company to recruit and retain the highest calibre executives. To achieve this objective, Prudential must continue to use remuneration practices relevant to the different markets in which the Company does business around the world. At the same time, the Remuneration Committee considers remuneration within the context of the UK’s regulatory framework and shareholder views, and is guided by UK corporate governance standards.

The Remuneration Committee recognises that a successful remuneration policy needs to be sufficiently flexible to take account of changes in the Company’s business environment. The Committee will keep the policy under review, consulting with major shareholders before making any material changes. Any changes to the policy will be described in future remuneration reports.

Key principles of the remuneration policy

The principles developed by the Remuneration Committee reflect the relative importance of those elements that are fixed and those that are variable and related to performance:

•             A high proportion of total remuneration will be delivered through performance-related reward;

•             the total remuneration package for each executive director will be set in relation to the relevant employment market;

•             a significant element of performance-related reward will be provided in the form of shares;

•             performance for business unit executives will be measured at both a business unit and Group level; and

•             performance measures will include both absolute financial measures and comparative measures as appropriate to provide a clear alignment between the creation of shareholder value and reward.

Total remuneration levels

Total remuneration means basic salary, short- and long-term incentives and pension. Award levels for the Group Chief Executive are set by the Remuneration Committee by reference to the total remuneration levels of other chief executives of major companies. The total remuneration levels for the other executive directors are set similarly by reference to levels in their relevant markets. All pay data is externally provided.

Remuneration policy for executive directors

During 2005, the Remuneration Committee reviewed the remuneration policy and decided that certain changes in long-term incentives were appropriate. The proposed policy for 2006, including the elements of remuneration and details of proposed new long-term incentive plans are set out in the Notice of Annual General Meeting 2006 that accompanies this Report and are summarised below. The remuneration policy that applied in 2005 is set out on page 48.

Elements of the remuneration package

The remuneration package for the Company’s executive directors comprises the following elements:

•             A basic salary;

•             an annual incentive;

•             long-term incentives, paid in cash or shares depending on the plan; and

•             pension entitlement and other benefits.

2006 remuneration policy

Basic salary

The Remuneration Committee normally reviews executive directors’ salaries each year on an individual basis. The policy on basic salaries will be to review individual salaries with respect to the relevant market taking into account total remuneration.

The basic salaries of the executive directors at 1 January 2006 are:

Philip Broadley	£530,000 per annum
Clark Manning	US$925,000 per annum
Michael McLintock	£320,000 per annum
Mark Norbom	£515,000 per annum
Nick Prettejohn	£575,000 per annum
Mark Tucker	£840,000 per annum

Annual incentive plans

Annual incentive payouts for executive directors depend on performance and are paid in cash or shares as indicated below. Annual bonuses for 2006 will be based on a combination of Group and business unit financial measures and the individual strategic targets set for each individual director.

Annual bonus awards are not pensionable. The annual incentive for executive directors is aligned with the interests of shareholders in that any part of the annual incentive award made for performance above target will be in the form of a share award. Receipt of these shares is deferred and the shares are normally only released after three years. Dividends accumulate for the benefit of award holders during the deferral period. For 2006, this structure has been extended to include the Chief Executive of Jackson National Life (JNL).

During the review of executive director remuneration, the Committee came to the conclusion that in order to bring the total compensation opportunity for target performance closer towards the median market practice, the annual bonus award at target and maximum for Mark Tucker should be increased from the 2005 level of 50 per cent of basic salary for target and 110 per cent of basic salary for maximum. The levels for the other directors remain unchanged and for 2006 the maximum award levels are as follows:

	Target	Maximum
	% of basic salary	% of basic salary
Philip Broadley	50	110
Clark Manning	100	120
Michael McLintock	300	500
Mark Norbom	50	110
Nick Prettejohn	50	110
Mark Tucker	75	125

Notes

Clark Manning is also eligible to receive an annual bonus which provides for a percentage share of a bonus pool based on the profits of JNL. He is additionally eligible to participate in a US tax qualified all-employee profit sharing plan.

Michael McLintock’s annual incentive award is in line with remuneration levels in the investment management industry and is based on the profits of M&G, the fund performance of M&G and Group and individual performance.

2006 long-term incentive award policy

Our long-term incentive plans are designed to drive the underlying financial performance of the business. The incentive plans recognise that strong business unit performance is critical to Group performance. In order to grow the value of Prudential for shareholders, the Board needs to focus on growing each area of business. Executive directors that run a business unit therefore also participate in a long-term incentive plan geared to their business reflecting those responsibilities. In all cases the performance period is three years; for example, the 2006 awards run from the beginning of 2006 to the end of 2008.

2006 Group Performance Share Plan

Shareholder approval is being sought for the introduction of a new Group Performance Share Plan to replace the Restricted Share Plan (RSP) which expires this year.

The proposed new plan, in which all executive directors will participate, delivers shares subject to performance measured over three years. To improve the alignment with our shareholders’ long-term interests, participants will be entitled to receive the value of reinvested dividends over the performance period for those shares that vest.

The performance condition for the initial awards will be based on Total Shareholder Return (TSR) out-performance of an index comprised of peer companies. This approach, which focuses on returns above the index, is considered to be more robust than a rank-based approach when the number of comparator companies is relatively few. The approach also ensures that maximum vesting is only achieved if the Company outperforms the average comparator performance by a significant margin.

The comparator companies have been carefully selected to represent the international industry in which Prudential operates: Aegon; Allianz; Aviva; Axa; Friends Provident; Generali; ING; Legal & General; Manulife and Old Mutual. The Remuneration Committee will keep the group of companies under review.

TSR will be measured on a local currency basis. This approach is considered to have the benefits of simplicity and directness of comparison with the performance of the comparator companies.

2006 awards will vest on the basis of the schedule set out below:

TSR relative to the Index
at the end of the third year	Percentage of award that vests
Less than Index return	Nil
Index performance	25%
Index performance x 110%	75%
Index performance x 120%	100%

Vesting between each performance point is on a straight-line sliding scale basis.

The Remuneration Committee must also be satisfied that the quality of the underlying financial performance justifies the level of award delivered at the end of the performance period and would adjust awards accordingly at its discretion.

2006 business unit long-term incentive plans

Shareholder approval is being sought for the introduction of a new Business Unit Performance Plan. This plan provides a common framework under which awards will be made to the Chief Executives of Prudential UK & Europe, JNL and Prudential Corporation Asia to replace the existing incentive plans for these individuals. Michael McLintock will receive 2006 awards under the

M&G Chief Executive Long-term Incentive Plan as described in the section on 2005 long-term incentive plans on page 49.

The Group Chief Executive and the Group Finance Director will not participate in this plan.

Half of the awards will be denominated and delivered in shares. The remaining half will be paid in cash. Participants will normally be entitled to receive the value of reinvested dividends over the performance period for those shares that vest.

The performance condition for the awards under the Business Unit Performance Plan will be based on growth in Shareholder Capital Value. This is the increase in shareholders’ capital and reserves on a European Embedded Value (EEV) basis (using the European Embedded Value Principles for reporting adopted by European insurance companies).

This measure has been chosen on the basis that it is transparent and reflects the creation of value for shareholders. Shareholder Capital Value will be based on the figure disclosed in the Annual Report, on a constant exchange rate basis for the relevant business and adjusted for capital injections and dividends in the period.

The growth parameters for the awards will be relevant to each region. For 2006 awards under the new Business Unit Performance Plan, the proposed targets are as follows:

	Compound annual growth in Shareholder Capital Value per annum over three years
Percentage of
award that vests	UK & Europe	JNL	Asia
0%	<8%	<8%	<15%
30%	8%	8%	15%
75%	11%	10%	22.5%
100%	14%	12%	30%

Vesting between each performance point is on a straight-line sliding scale basis.

The Remuneration Committee must also be satisfied that the quality of the underlying financial performance justifies the level of award delivered at the end of the performance period, and would adjust awards accordingly at its discretion.

2006 long-term incentive awards

The proposed awards for 2006 under the new plans are set out below.

	Group
	Performance	Business Unit
	Share Plan	Performance Plan*
Group Chief Executive	200%	na
Group Finance Director	160%	na
Chief Executive, Prudential Corporation Asia	140%	140%
Chief Executive, JNL	230%	230%
Chief Executive, M&G	100%	c.200%**
Chief Executive, Prudential UK & Europe	130%	130%

*            In the case of the Chief Executive M&G, this is the M&G Chief Executive LTIP as described in the section on 2005 business-specific long-term incentive plans on page 49.

**     Estimated value.

Pensions

The 2006 policy for pensions is described in the section on directors’ pensions and life assurance on page 56.

Shareholding guidelines

As part of the remuneration review, a guideline is being introduced that executive directors should hold a substantial number of shares according to the following schedule. The executive directors will be encouraged to build up their shareholding over a five-year period (with an interim target of one times salary after three years).

Group Chief Executive	2 x basic salary
Chief Executive M&G	2 x basic salary
Other executive directors	1 x basic salary

Shares earned and deferred under the annual incentive plan are included in the guideline.

At least half the shares released from long-term incentive awards after tax would be retained by the executive director until the guideline is met.

Nick Prettejohn

Nick Prettejohn joined as a director from 1 January 2006. He was paid £265,000 to compensate for loss of bonus for 2005 and £183,490 for the loss of a long-term incentive award due in 2005 from his previous employer. In order to compensate him for the loss of substantial amounts of outstanding long-term remuneration, he will have rights to Prudential plc shares that vest as set out below:

	31 Mar	31 Oct	31 Oct	31 Oct
	2006	2006	2007	2008
Number of Prudential shares	10,000	40,000	16,000	5,500

In normal circumstances, releases are conditional on Nick Prettejohn being employed by Prudential at the date of vesting. If there is a change of control of Prudential he may become entitled to retain any unvested awards.

2005 remuneration policy

The remuneration policy for 2005 was the same as for 2006 with the exception of the long-term incentive plans, the annual incentive plan for Mark Tucker and pensions. The 2005 long-term incentive awards are described below and the 2005 policy for pensions is described in the section on directors’ pensions and life assurance on page 56.

2005 long-term incentive awards

The long-term incentive plans operating in 2005 are described below. All the outstanding long-term awards held by the executive directors are detailed on pages 53 to 55.

2005 Restricted Share Plan

The Restricted Share Plan (RSP) rewards Prudential’s achievement of Total Shareholder Return (TSR) relative to other companies that were in the FTSE 100 at the beginning of each three-year performance period.

For any awards under the RSP to vest, the Remuneration Committee must be satisfied with the Company’s underlying financial performance over the performance period. At the end of each performance period, depending on the Company’s performance, executive directors may be granted a right to receive shares at no cost to the individual.

Awards vest on the basis of the schedule set out below:

TSR relative to the index
at the end of the third year	Percentage of award that vests
Less than 50th percentile	Nil
50th percentile	25%
80th percentile	100%

Vesting between each performance point is on a straight-line sliding scale basis.

In normal circumstances, directors may take up their right to receive shares at any time during the following seven years. Dividends do not accumulate on awards.

In 2005 for Mark Tucker the maximum conditional award was 200 per cent of basic salary as was the award for Jonathan Bloomer. For Philip Broadley, Clark Manning, Mark Norbom and Mark Wood, the awards were equivalent to 160 per cent of basic salary and for Michael McLintock the award was equivalent to 80 per cent of basic salary.

2005 business-specific long-term incentive plans

Clark Manning

In 2005 Clark Manning participated in a cash-based long-term plan that rewards the growth in appraisal value of JNL. The award payout equals an initial award value adjusted by the Prudential plc share price change over the performance period. In order for any award to be made under the 2005 plan the growth rate over the performance period must be eight per cent per annum compound or greater. At this level of performance the initial award value is US$864,240. If the on-target performance level of 11.5 per cent per annum compound is achieved the initial award value is doubled. If the annual growth rate is at least 17.5 per cent the payout increases to a maximum of three times the initial award value. For performance between these points payouts are on a straight line sliding scale.

Michael McLintock

In 2005 Michael McLintock participated in the M&G Chief Executive Long-Term Incentive Plan that provides a cash reward through phantom M&G share awards and options, whose value depends on the profit and fund performance of M&G over the performance period. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G, over the performance period. For 2005 the face value of the share award was £225,000. Provided the phantom share options have value, they may be exercised in part or in full during annual exercise periods after three to seven years from the start of the performance period. For 2005 the phantom option award had a face value of £367,800.

Mark Norbom

In 2005 Mark Norbom participated in the Asian Long-Term Incentive Plan which is a cash-based plan that measures an index of added value geared to new business profit growth in our Asian businesses. For the 2005 award the plan will only pay out if the growth rate is greater than 15 per cent per annum compound over the performance period. At this level of performance a payment of 50 per cent of basic salary is made. The on-target payout is 100 per cent of salary, for which an annual growth rate of 35 per cent is required. If an annual growth rate of 50 per cent or more is achieved, the maximum of 150 per cent of basic salary is paid. For performance between these points payouts are on a straight line sliding scale basis.

Mark Wood

In 2005 Mark Wood participated in a cash-based long-term plan that rewards the growth in appraisal value of Prudential UK & Europe over the performance period. This plan only paid out if the growth rate was greater than eight per cent per annum compound over the performance period. At this level of performance a payment of 50 per cent of basic salary would be made. The on-target payout was 75 per cent of basic salary for which a growth rate of 11.5 per cent was required. If a growth rate of 17.5 per cent or more were achieved the maximum of 100 per cent of basic salary was payable. For performance between these points payouts were on a straight-line sliding scale basis.

Chairman’s letter of appointment and benefits

The Chairman is paid annual fees and the contractual notice periods are 12 months from either party. The Chairman participates in a medical insurance scheme, has life assurance cover and has the use of a car and driver. He is entitled to a supplement to his fees, intended for pension purposes. He is not a member of any Group pension scheme providing retirement benefits.

Directors’ service contracts and letters of appointment

Executive directors have contracts that terminate on their normal retirement date, which is the date of their 60th birthday. The normal notice of termination that the Company is required to give executive directors is 12 months, although for newly appointed directors there may be an initial contractual period of up to two years before the 12 months’ notice period applies. The service contracts for all current executive directors contain a 12 months’ notice period from the Company. When considering termination of service contracts, the Remuneration Committee will have regard to the specific circumstances of each case, including a director’s obligation to mitigate his loss.

The contract for Clark Manning is a renewable one-year fixed-term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or Clark Manning gives at least 90 days’ notice prior to the end of the relevant term. In the case of the former, Clark Manning is entitled to continued payment of salary and benefits for the period of one year from the day such notice is delivered to him. The contract can also be terminated by the Company or Clark Manning by giving 12 months’ notice. Payments of Clark Manning’s salary during the period following the termination of employment will be reduced by the amount of any compensation earned by him from any subsequent employer or from any person for whom he performs services. Benefits to be provided during such period will also be cancelled to the extent that comparable benefits are available to him from these alternative sources.

Executive directors, with the exception of Michael McLintock, are required to give 12 months’ notice of termination to the Company. Michael McLintock is required to give six months’ notice to the Company.

	Date of	Notice period		Notice period
Name	contract	to the Company		from the Company
Executive directors
Philip Broadley	12 Apr 2000	12 months		12 months
Clark Manning	7 May 2002	12 months	*	12 months	*
Michael McLintock	21 Nov 2001	6 months		12 months
Mark Norbom	23 Dec 2003	12 months		12 months
Mark Tucker	24 Mar 2005	12 months		12 months
Former executive directors
Jonathan Bloomer	5 Mar 1999	12 months		12 months
Mark Wood	5 Oct 2001	12 months		12 months

* The contract can also be terminated by issuing a non-renewal notice as described above.

Nick Prettejohn joined as a director on 1 January 2006.

Jonathan Bloomer resigned from the Company and his employment ended on 5 May 2005.

Mark Wood resigned as a director of the Company effective 17 October 2005 and his employment ended on 1 February 2006.

Non-executive directors do not have service contracts but are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation.

	Date of initial	Commencement	Expiry date
	appointment	date of current	of current
Name	by the Board	term*	term
Non-executive directors
Keki Dadiseth	1 Apr 2005	AGM 2005	AGM 2008
Michael Garrett	1 Sep 2004	AGM 2005	AGM 2008
Bridget Macaskill	1 Sep 2003	AGM 2004	AGM 2007
Roberto Mendoza	25 May 2000	AGM 2004	AGM 2007
Kathleen O’Donovan	8 May 2003	AGM 2004	AGM 2007
James Ross	6 May 2004	AGM 2005	AGM 2008
Rob Rowley	8 Jul 1999	AGM 2003	AGM 2006

* Under the terms of their letters of appointment, the non-executive directors serve for an initial term of three years following their election by shareholders at the Annual General Meeting after their appointment by the Board.

Benefits and protections

Executive directors receive certain benefits, principally participation in medical insurance schemes, the provision of a cash allowance for a car (except for Clark Manning and Mark Norbom), and, in some cases the use of a car and driver and security arrangements. Mark Norbom also receives expatriate allowances. No benefits are pensionable. The executive directors’ pension arrangements and life assurance provisions are set out in the pensions and life assurance section on pages 56 and 57.

Except for Clark Manning, the executive directors are eligible to participate in either the Company’s UK or International Savings-Related Share Option Scheme. Options granted under these schemes are not subject to performance conditions.

Executive directors are entitled to participate in arrangements in certain M&G investment products on the same terms as available to external investors, apart from the minimum level of investment.

In addition, the Company provides certain protections for directors and senior managers against personal financial exposure that they may incur in their capacity as such. This includes qualifying third party indemnity provisions (as defined under section 309B of the Companies Act 1985) in force for the benefit of the directors of the Company and of associated companies (as defined under section 309A of the Companies Act 1985), both at the time the Directors’ Report was approved under section 234A of the Companies Act 1985 and during 2005.

Policy on external appointments

Subject to the Board’s approval, executive directors are able to accept external appointments as non-executive directors of other organisations.

Non-executive directors’ remuneration

Non-executive directors are not eligible to participate in annual incentive plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities including committee membership as appropriate. The Board reviews the fees annually and the last change was made in 2005.

The basic fee is £50,000 per annum. The additional Audit Committee chairmanship fee is £40,000 per annum. An additional fee of £15,000 per annum is paid to the other members of the Audit Committee. The additional Remuneration Committee chairmanship fee is £20,000 per annum, although the Chairman of the Remuneration Committee waived the last increase to the chairmanship fee and receives only £10,000 per annum.

Annually, the non-executive directors use the net value of £25,000 of their total annual fees to purchase shares in the Company. Shares are purchased each quarter and are held at least until retirement from the Board.

During the period in which he was Chairman of Egg, Roberto Mendoza received a fee of £75,000 per annum.

Performance graph

The line graph below represents the comparative Total Shareholder Return (TSR) of the Company during the five years from 1 January 2001 to 31 December 2005.

Prudential TSR v FTSE 100 Total Returns Index (TRI)

This graph shows the Company’s TSR performance against the FTSE 100 index, which is a broad equity market index of UK companies of comparable size and complexity to Prudential.

TSR over the performance period is the growth in value of a share plus the value of dividends paid, assuming that the dividends are reinvested in the Company’s shares on the day on which they were paid.

Directors’ shareholdings

The current shareholding policy is that as a condition of serving, all executive and non-executive directors are required to have beneficial ownership of 2,500 ordinary shares in the Company. This interest in shares must be acquired within two months of appointment to the Board if the director does not have such an interest in that number upon appointment.

As stated on page 50, non-executive directors have also used a proportion of their fees to purchase additional shares in the Company on a quarterly basis.

The interests of directors in ordinary shares of the Company are set out below and include shares acquired under the Share Incentive Plan, the deferred annual incentive awards that are detailed in the table on other share awards on page 55, and Mark Norbom’s interests in the shares awarded on appointment that are detailed in the same table.

The interests of directors in shares of the Company include changes between 31 December 2005 and 15 March 2006. All interests are beneficial.

	1 Jan 2005*	31 Dec 2005	15 Mar 2006**
Philip Broadley(1),(2)	29,619	32,853	33,517
Sir David Clementi	16,615	23,849	23,849
Keki Dadiseth	2,500	4,012	4,012
Michael Garrett(3)	12,757	15,674	15,674
Bridget Macaskill	9,707	12,581	12,581
Clark Manning	24,163	24,953	24,953
Michael McLintock	109,625	202,809	202,809
Roberto Mendoza(4)	133,627	140,517	207,627
Mark Norbom(5)	584,323	618,026	618,026
Kathleen O’Donovan	7,564	10,185	10,185
James Ross	5,236	8,111	8,111
Rob Rowley	40,969	44,415	44,625
Mark Tucker	86,523	134,353	134,353

* Or date of appointment if later.

** Changes to interests in shares were either due to acceptance of the Offer by Prudential for shares in Egg (Egg shareholders were entitled to receive 0.2237 new Prudential shares for every Egg share held) or due to purchases under the Share Incentive Plan, under which shares are purchased on a monthly basis on predetermined purchase days.

Nick Prettejohn joined as a director on 1 January 2006 and at 15 March 2006 had a beneficial interest in 2,570 Prudential plc shares.

Notes

1. Philip Broadley’s shareholding at 1 January 2005 includes 65 shares received as a result of a scrip dividend which were not reported in the 2004 Annual Report.

2. The shares in the table include shares purchased under the Prudential Services Limited Share Incentive Plan together with Matching Shares (on a 1:4 basis) that will only be released if the employee remains in employment for three years. For Philip Broadley the total number of Matching Shares at 31 December 2005 was 49.

3. Michael Garrett’s shareholding at 1 January 2005 includes 1,666 shares received as a result of the Rights Issue which were not reported in the 2004 Annual Report.

4. Roberto Mendoza’s shareholding at 1 January 2005 includes 1,427 shares received as a result of the Rights Issue which were not reported in the 2004 Annual Report.

5. Mark Norbom’s interests in shares included 1,265.50 American Depositary Receipts (representing 2,531 ordinary shares) at 1 January 2005 and 1,306.263 American Depositary Receipts (representing 2,612 ordinary shares) at 31 December 2005.

The interests of directors in shares of the Company’s subsidiary, Egg plc, which was listed until 20 February 2006, are shown below, including changes between 31 December 2005 and 15 March 2006.

	1 Jan 2005	31 Dec 2005	15 Mar 2006
Philip Broadley	2,610	2,610	0
Roberto Mendoza	300,000	300,000	0
Rob Rowley	940	940	0

Directors’ remuneration for 2005

					Total	Total
			Other		emoluments	emoluments
	Salary/fees	Bonus	payments	Benefits*	2005	2004
	£000	£000	£000	£000	£000	£000
Chairman
Sir David Clementi	450			29	479	460
Executive directors
Jonathan Bloomer (until 5 May 2005; note 1)	279	150		26	455	1,120
Philip Broadley (note 2)	500	459		41	1,000	788
Clark Manning (note 3)	467	1,263		21	1,751	1,486
Michael McLintock (notes 4 and 5)	320	1,515		43	1,878	1,774
Mark Norbom (notes 6 to 9)	500	370	90	214	1,174	1,342
Mark Tucker (from 6 May 2005; notes 10 and 11)	509	503		118	1,130	—
Mark Wood (note 12)	464	358		43	865	966
Total executive directors	3,039	4,618	90	506	8,253	7,476
Non-executive directors
Bart Becht (until 31 August 2004)	—				—	33
Keki Dadiseth (from 1 April 2005; notes 13 to 15)	37				37	—
Michael Garrett (from 1 September 2004)	50				50	17
Bridget Macaskill	50				50	50
Roberto Mendoza	135				135	135
Kathleen O’Donovan	60				60	55
James Ross (from 6 May 2004)	60				60	36
Rob Rowley	90				90	90
Sandy Stewart (until 6 May 2004)	—				—	49
Total non-executive directors	482				482	465
Overall total	3,971	4,618	90	535	9,214	8,401

*Benefits include cash allowances for cars.

Notes

(1).      In addition to the emoluments in the table, under the terms of his termination of employment, Jonathan Bloomer was paid a total of £1,600,000.

(2).      It is intended that a deferred share award valued at £209,090 from his 2005 annual bonus will be made to Philip Broadley. This is included in the 2005 bonus figure.

(3).      Clark Manning’s bonus figure excludes a contribution of £6,926 from a profit sharing plan that has been made into a 401k retirement plan which is included in the table on pension contributions on page 57.

(4).      In 2005 a deferred share award valued at £435,547 from his 2004 annual bonus was made to Michael McLintock. This is included in the 2004 total and further details are shown in the section on other share awards on page 55.

(5).      It is intended that a deferred share award valued at £554,732 from his 2005 annual bonus will be made to Michael McLintock. This is included in the 2005 bonus figure.

(6).      In 2005 a deferred share award valued at £157,795 from his 2004 annual bonus was made to Mark Norbom. This is included in the 2004 total and further details are shown in the section on other share awards on page 55.

(7).      It is intended that a deferred share award valued at £119,790 from his 2005 annual bonus will be made to Mark Norbom. This is included in the 2005 bonus figure.

(8).      In 2005 Mark Norbom was also paid £90,349 in dividend equivalents from the awards detailed in the section on other share awards on page 55. This amount is included in the column headed other payments.

(9).      Mark Norbom’s benefits include those that reflect his expatriate status, which include costs of £146,943 related to housing.

(10).    It is intended that a deferred share award valued at £243,453 from his 2005 annual bonus will be made to Mark Tucker. This is included in the 2005 bonus figure.

(11).    Mark Tucker is eligible to be paid a housing allowance of £11,017 per month until 30 April 2006. This is included in the benefits figure.

(12).    Mark Wood’s salary and benefits in the table are the total up to 16 October 2005 which was the last day he was an executive director. In 2005 a deferred share award valued at £168,550 from his 2004 annual bonus was made to Mark Wood. This is included in the 2004 total and further details are shown in the section on other share awards on page 55.

(13).    Keki Dadiseth was appointed as a director of Prudential plc with effect from 1 April 2005, and as a member of the Audit Committee with effect from 5 May 2005.

(14).    In accordance with an agreement that the Company entered into with Keki Dadiseth, he did not retain his director’s fee for his first two months of his appointment; instead his fee was paid to Unilever PLC, where he served as an executive director until May 2005. For those first two months, no portion of the fees which were paid to Unilever in lieu of payment to him was applied to the purchase of shares in the Company. With effect from June 2005, Prudential paid non-executive director fees to Keki Dadiseth, and a portion of those fees were used to purchase shares in the Company, as is the practice for all of Prudential’s non-executive directors.

(15).    In addition the Company pays an allowance of £10,391 per annum to Keki Dadiseth in respect of his accommodation expenses in London whilst on the Company’s business, in lieu of reimbursing hotel costs, as is the usual practice for directors who are not resident in the UK.

The Remuneration Committee reviewed each executive director’s individual contribution and the continuing strong operating performance of the Group in 2005 against the 2005 business plans and was satisfied that the bonus payments made for the year are fully justified.

Executive directors – non-executive director earnings

Executive directors who are released to serve as non-executive directors of other external companies retain the earnings resulting from such duties. In 2005, Michael McLintock earned £45,000 from an external company. Other directors served as non-executive directors on the Boards of companies in the educational and cultural sectors without receiving a fee for those services.

Directors’ outstanding long-term incentive awards

The section below sets out the outstanding awards under the Restricted Share Plan and the additional long-term plans for the executive directors who run specific businesses.

Restricted Share Plan (RSP)

The table below shows all outstanding awards under the RSP:

	Rights granted under the Restricted Share Plan
				Market	Rights
				price of	(options)
		Conditional		2005 award	granted	Conditional		Date of
	Year of	share awards	Conditional	on date	upon	share awards		end of
	initial	outstanding	award	of grant	vesting	outstanding at		performance
Name	award	at 1 Jan 2005	in 2005	(pence)	in 2005	31 Dec 2005		period
Jonathan Bloomer
	2002	185,803				—	(1)	31 Dec 04
	2003	279,610				—	(2)	31 Dec 05
	2004	421,426				—	(2)	31 Dec 06
	2005		365,966	501	40,663	—	(3)	31 Dec 07
		886,839	365,966		40,663	—
Philip Broadley
	2002	90,210				—	(1)	31 Dec 04
	2003	133,919				133,919	(4)	31 Dec 05
	2004	210,713				210,713		31 Dec 06
	2005		182,983	501		182,983		31 Dec 07
		434,842	182,983			527,615
Clark Manning
	2002	112,342				—	(1)	31 Dec 04
	2003	148,838				148,838	(4)	31 Dec 05
	2004	196,174				196,174		31 Dec 06
	2005		163,352	501		163,352		31 Dec 07
		457,354	163,352			508,364
Michael McLintock
	2002	31,778				—	(1)	31 Dec 04
	2003	45,620				45,620	(4)	31 Dec 05
	2004	67,429				67,429		31 Dec 06
	2005		58,555	501		58,555		31 Dec 07
		144,827	58,555			171,604
Mark Norbom
	2004	200,177				200,177		31 Dec 06
	2005		182,983	501		182,983		31 Dec 07
		200,177	182,983			383,160
Mark Tucker
	2005		356,817	501		356,817		31 Dec 07
			356,817			356,817
Mark Wood
	2002	92,260				—	(1)	31 Dec 04
	2003	138,333				138,333	(5)	31 Dec 05
	2004	210,713				210,713	(6)	31 Dec 06
	2005		193,962	501		193,962	(7)	31 Dec 07
		441,306	193,962			543,008

The 2005 RSP awards are described in detail on pages 48 and 49. The 2004 RSP awards had the same performance conditions. For RSP awards prior to 2004, no rights are granted if the Company’s TSR performance as ranked against the comparator group is at the 60th percentile or below. The maximum grant is made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made is calculated on a straight-line sliding scale basis. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

The awards made in respect of 2004 and 2005 under the RSP run to 31 December 2006 and 31 December 2007 respectively. As at 31 December 2005, TSR performance under these plans was ranked respectively at percentile positions 70 and 47 on the basis of TSR performance.

In determining the 2005 conditional awards the shares were valued at their average share price during the preceding calendar year, and the price used to determine the number of shares was 437.2 pence (2004: 398.3 pence).

Notes

(1).      For the awards made in 2002 under the RSP, the Company’s TSR was ranked at 89th percentile at the end of the three-year performance period on 31 December 2004 and as a result the 2002 awards lapsed.

(2).      For the 2003 and 2004 conditional RSP awards to Jonathan Bloomer, the ranking of the Company’s TSR in the month prior to his leaving date was 72nd and 65th respectively and as a consequence the awards lapsed.

(3).      For the 2005 conditional RSP award to Jonathan Bloomer, the ranking of the Company’s TSR in the month prior to his leaving date was 14th and as a result 11.11 per cent of his award was released. This percentage takes into account pro-rating for his service during the three-year performance period.

(4).      For the 2003 conditional RSP award the ranking of the Company’s TSR at the end of the three-year performance period ending on 31 December 2005 was 71st and as a result no release will be made from this award.

(5).      For the 2003 conditional RSP award to Mark Wood, the ranking of the Company’s TSR in the month prior to his date of resignation of his directorship was 67th percentile and as a result no release will be made from this award.

(6).      For the 2004 conditional RSP award to Mark Wood, the ranking of the Company’s TSR in the month prior to his date of resignation of his directorship was 61st percentile and as a result no release will be made from this award.

(7).      For the 2005 conditional RSP award to Mark Wood, the ranking of the Company’s TSR in the month prior to his date of resignation of his directorship was 27th percentile and as a result, subject to non-competition and non-solicitation conditions, 27.5 per cent of his award will be released. This percentage takes into account pro-rating for his service during the three-year performance period.

Rights that were exercised under the RSP during 2005 are shown in the following table.

			Rights	RSP rights				Market price
		RSP rights	granted	exercised	RSP rights		Exercise	on date	Earliest	Latest
	Year of	outstanding at	during	during	outstanding at	Price paid	price	of exercise	exercise	exercise
	right grant	1 Jan 2005	2005	2005	31 Dec 2005	for award	(pence)	(pence)	date	date
Jonathan Bloomer	2000	59,650		59,650	—	—	Nil	536.5	17 Mar 00	05 Nov 05
	2001	40,474		40,474	—	—	Nil	536.5	02 Apr 01	05 Nov 05
	2002	8,571		8,571	—	—	Nil	536.5	15 Mar 02	05 Nov 05
	2005		40,663	40,663	—	—	Nil	536.5	06 May 05	05 Nov 05
		108,695	40,663	149,358	—

Business-specific long-term incentive plans

Details of all outstanding awards under other long-term incentive plans up to and including 2005 are set out in the table below and described on page 49. Except where stated, the performance period for all awards was three years.

		Face value of			Face value of
		conditional			conditional
		awards	Conditionally	Payments	awards	Date of
		outstanding at	awarded	made	outstanding at	end of
	Year of	1 Jan 2005	in 2005	in 2005	31 Dec 2005	performance
	initial awards	£000	£000	£000	£000	period
Clark Manning
Phantom JNL options	2001	660		83	—	31 Dec 04
Phantom JNL shares	2001	330		372	—	31 Dec 04
Business cash LTIP	2002	1,425		Nil	—	31 Dec 04
Business cash LTIP	2003	1,425			1,425	31 Dec 05
Business cash LTIP	2004	1,425			1,425	31 Dec 06
Business cash LTIP	2005		1,425		1,425	31 Dec 07
Michael McLintock
Phantom M&G options	2000	184			184	31 Dec 02
Phantom M&G options	2001	368			368	31 Dec 03
Phantom M&G options	2002	368			368	31 Dec 04
Phantom M&G shares	2002	225		524	—	31 Dec 04
Phantom M&G options	2003	368			368	31 Dec 05
Phantom M&G shares	2003	225			225	31 Dec 05
Phantom M&G options	2004	368			368	31 Dec 06
Phantom M&G shares	2004	225			225	31 Dec 06
Phantom M&G options	2005		368		368	31 Dec 07
Phantom M&G shares	2005		225		225	31 Dec 07
Mark Norbom
Business cash LTIP	2004	713			713	31 Dec 06
Business cash LTIP	2005		750		750	31 Dec 07
Mark Wood
Business cash LTIP	2002	450		Nil	—	31 Dec 04
Business cash LTIP	2003	470			470	31 Dec 05
Business cash LTIP	2004	500			500	31 Dec 06
Business cash LTIP	2005		530		530	31 Dec 07
Total cash payments made in 2005				979

Notes

Clark Manning

Clark Manning’s 2001 cash long-term incentive plans had four-year performance periods respectively with payouts in both cases depending on JNL US GAAP net income in the final year. For the 2001 award the results led to payments of US$675,900 for the share element and US$151,800 for the option element. The face values of the awards for Clark Manning are converted at the average exchange rate for 2005 which was US$1.8192 = £1 (2004: US$1.8326 = £1). Upon joining the Board, Clark Manning also participated in the 2002 JNL Chief Executive LTIP which has a performance period of three years. The performance conditions are the same as described in the business-specific long-term incentive plans section on page 49. The compound growth rate of the JNL appraisal value was below the threshold for a payment to be made in respect of the award. For the 2003 Business cash LTIP the growth rate in appraisal value was 12.83 per cent and a payment of US$2,703,461 was made.

Michael McLintock

Michael McLintock’s 2002 and 2003 cash long-term incentive plans had the same performance conditions as described for his business-specific long-term incentive plan described on page 49. For both awards, the phantom share price at the beginning of the performance period was £1. For the 2002 award the phantom share price at the end was £2.33. This resulted in a payment from the phantom share award of £524,250 and a phantom option award of 367,800 units. He did not exercise any of these options. For the 2003 award, the phantom share price at the end was £2.03. This resulted in a phantom share award of £456,750.

Mark Norbom

Mark Norbom’s 2004 and 2005 cash long-term incentive plans had the same performance conditions as described for his business-specific long-term incentive plan described on page 49.

Mark Wood

Mark Wood’s 2002 and 2003 cash long-term incentive plans had the same performance conditions as described for his business-specific long-term incentive plan described on page 49. For the 2002 award the compound growth rate of the UK appraisal value was below the threshold for a payment to be made in respect of the award.

Mark Wood resigned as a director effective 17 October 2005 and his employment with the Group terminated on 1 February 2006. Under the terms of the termination of his contract, payments will be made in 2006 from his 2003, 2004 and 2005 LTIP awards, taking into account performance and pro-rating for service during each respective performance period. Subject to non-competition and non-solicitation conditions, these payments are respectively £235,000 by 31 March 2006, £180,556 on or before 31 July 2006 and £103,056 on or before 31 December 2006.

Other share awards

The table below sets out the share awards that have been deferred from annual incentive plan payouts and awards to Mark Norbom relating to his appointment. The values of the deferred share awards are included in the bonus and total figures in the directors’ remuneration table on page 52. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group’s annual financial results for the relevant year. For the 2004 awards the average share price was 492 pence.

										Market	Market
		Shares awarded								price at	price at
		Conditional				Conditional	Date of			original	date of
	Year of	share awards	Conditionally	Scrip	Shares	share awards	end of	Shares		date of	vesting
	initial	outstanding	awarded	dividends	released in	outstanding at	restricted	released	Date of	award	or release
	grant	at 1 Jan 2005	in 2005	accumulated	2005	31 Dec 2005	period	in 2005	release	(pence)	(pence)
Philip Broadley
Deferred 2003 annual incentive award	2004	6,033		196	—	6,229	31 Dec 06
Michael McLintock
Deferred 2003 annual incentive award	2004	53,938		1,764	—	55,702	31 Dec 06
Deferred 2004 annual incentive award(1)	2005		88,525	2,895	—	91,420	31 Dec 07
Mark Norbom
Awards under appointment terms(2)	2004	15,339			15,339	—	1 Jan 05	15,339	2 Mar 05	439	486.25
	2004	15,339			—	15,339	1 Jan 06
	2004	89,353			—	89,353	1 Jan 07
	2004	31,596			—	31,596	1 Jan 08
	2004	15,339			—	15,339	1 Jan 09
	2004	414,826			—	414,826	20 Feb 13
Deferred 2004 annual incentive award(1)	2005		32,072	1,049	—	33,121	31 Dec 07
Mark Wood
Deferred 2004 annual incentive award(1),(3)	2005		34,258	1,120	—	35,378	31 Dec 07

Notes

(1).      The value of the 2004 deferred share award from the annual incentive plan is included in the total 2004 figures in the directors’ remuneration table on page 52.

(2).      In order to secure the appointment of Mark Norbom, he has been awarded rights to Prudential plc shares, which vest as set out in the table. These awards will normally vest dependent on continuing employment at the date of vesting except for the element compensating for the loss of supplemental pension rights which vests on his leaving Prudential providing this is after 20 February 2013. If there is a change of control of Prudential or a sale of all or part of the Asian business, he may become entitled to retain any unvested awards in accordance with the vesting schedules above. The equivalent of dividend distributions will be made from these awards during the restricted period and the cash dividend equivalents paid in 2005 from these awards are included in the directors’ remuneration table on page 52.

(3).      Mark Wood resigned as a director with effect from 17 October 2005 and as part of the terms of the termination of his employment, his deferred shares under the 2004 annual incentive plan will be released subject to non-competition and non-solicitation conditions. The award is expected to be released on or before 15 July 2006.

Directors’ share options

Options outstanding under the Savings-Related Share Option (SAYE) Scheme are set out below. The Savings-Related Share Option Scheme is open to all UK and certain overseas employees. Options under this scheme up to HM Revenue and Customs limits are granted at a 20 per cent discount and cannot normally be exercised until a minimum of three years has elapsed. No payment has been made for the grant of any options. The price to be paid for exercise of these options is shown in the table below. No variations to any outstanding options have been made.

										Exercise
				Market						price (pence)
				price on				Market	Original	adjusted
	Year of	Options		exercise s	Option	Options	Options	price at	exercise	for Rights	Earliest	Latest
	initial	outstanding	Exercised	date	forfeit	granted	outstanding at	31 Dec 2005	price	Issue on	exercise	exercise
	grant	at 1 Jan 2005	in 2005	(pence)	in 2005	in 2005	31 Dec 2005	(pence)	(pence)	11 Nov 2004	date	date
Jonathan Bloomer	2000	2,357			2,357		—	—	751	715	6 May 05	5 Nov 05
Philip Broadley	2000	2,716					2,716	550	364	346	1 Jun 07	30 Nov 07
Michael McLintock	2003	6,153					6,153	550	280	266	1 Jun 08	30 Nov 08
Mark Tucker	2005	—				2,297	2,297	550	407	—	1 Dec 08	31 May 09
Mark Wood	2001	2,974					2,974	550	648	617	1 Dec 08	31 May 09

Notes

(1).      No gains were made by directors in 2005 on the exercise of share options (2004: £559,020).

(2).      The highest and lowest share prices during 2005 were 551.5 pence and 445 pence respectively.

Directors’ pensions and life assurance

It is the Company’s policy to offer executive directors the facility to save for retirement through efficient pension vehicles and UK executive directors are offered a combination of HM Revenue and Customs approved pension schemes and supplementary provision.

Changes to UK pensions regulations take effect from April 2006 (A-Day). Executive directors will not be compensated for the effects of any change in their taxation position as a result of these changes. The Company has reviewed its policy and for future executive director appointments its policy will be a simple salary supplement for executive directors of 25 per cent of salary. This would include, where relevant, any company contributions to the staff defined contribution pension plan, which directors would be eligible to join. For defined benefit schemes, the policy will be to retain a notional scheme earnings cap, replicating the HM Revenue and Customs earnings cap, which will no longer exist after A-Day. The effect of this will be to maintain the current policy for pension provision for executive directors who are currently eligible for defined benefit arrangements.

The description below applies to both 2005 and 2006, with the exception that, after A-Day, where the HM Revenue and Customs earnings cap is referred to, this will mean the notional scheme earnings cap and the Funded Unapproved Retirement Benefit Scheme (FURBS) is being discontinued.

UK HM Revenue and Customs approved pension schemes

Executive directors employed in the UK are eligible to participate in HM Revenue and Customs approved pension schemes on the same basis as other employees who joined at that time, providing benefits based on basic salary up to the HM Revenue and Customs earnings cap.

The schemes include defined benefit and defined contribution arrangements. Philip Broadley participates in a non-contributory scheme that provides a pension of one-sixtieth of Final Pensionable Earnings for each year of service on retirement at age 60, as did Mark Wood. Michael McLintock participates in a contributory scheme that provides a target pension of two-thirds of Final Pensionable Earnings on retirement at age 60 for an employee with 30 years or more potential service, for which his contribution is four per cent of basic salary. Jonathan Bloomer was only eligible to receive a lump sum death benefit of four times basic salary up to the earnings cap from the pension scheme.

On death in service a total sum from all these schemes of four times pensionable salary plus spouse’s and children’s pensions are payable. No employees with employment offers after 30 June 2003 were eligible for membership of the defined benefit schemes.

Other supplementary arrangements

Sir David Clementi is provided with a salary supplement, part of which is a contribution to a personal pension, and life assurance of four times his annual fees.

Mark Tucker is provided with a salary supplement only. Philip Broadley and Michael McLintock are entitled to supplements based on the portion of their basic salary not covered for pension benefits under an HM Revenue and Customs approved scheme, as were Jonathan Bloomer and Mark Wood. These supplements are paid directly to them, or to a FURBS established in their name up to
A-Day. They are provided with life assurance cover related to salary over the HM Revenue and Customs earnings cap. The cover is broadly equivalent to the death in service benefits provided under the relevant UK HM Revenue and Customs approved pension scheme.

Clark Manning participates in a US tax-qualified defined contribution plan (a 401k plan). He is also provided with life assurance cover of two times basic salary.

Mark Norbom is provided with a salary supplement for pension purposes, and life assurance provision of four times his basic salary.

From 1 January 2006, Nick Prettejohn is provided with pension benefits the same as those described above in the policy to apply after A-Day.

Details of directors’ pension entitlements under HM Revenue and Customs approved defined benefit schemes and the pre-tax amount of any salary supplements and contributions to FURBS or other pension arrangements paid by the Company are set out below:

				Additional
				pension
				earned during
				year ended
				31 Dec 2005
					Allowing
				Ignoring	for
				inflation	inflation			Amount of	Pre-tax salary
				on	on	Transfer value of		(B-A) less	supplements and
				pension	pension	accrued benefit		contributions	contributions
		Years of	Accrued	earned to	earned to	at 31 Dec(4)		made by	to FURBS or
		pensionable	benefit at	31 Dec	31 Dec	2005	2004	directors	other pension
	Age at	service at	31 Dec 2005	2004(2)	2004(3)	B	A	during 2005	arrangements(5)
	31 Dec 2005	31 Dec 2005(1)	£000	£000	£000	£000	£000	£000	£000
Sir David Clementi	56	—	—	—	—	—	—	—	126
Jonathan Bloomer	51	—	—	—	—	—	—	—	113
Philip Broadley	44	5	10	2	2	82	61	21	126
Clark Manning	47	—	—	—	—	—	—	—	14
Michael McLintock	44	13	31	3	3	336	265	58	78
Mark Norbom	47	—	—	—	—	—	—	—	155
Mark Tucker	48	—	—	—	—	—	—	—	127
Mark Wood	52	4	8	2	2	96	65	31	182

Notes

(1).      Or date of leaving if earlier.

(2).      As required by Stock Exchange Listing rules.

(3).      As required by the Companies Act remuneration regulations.

(4).      The transfer value equivalent has been calculated in accordance with Actuarial Guidance Note GN11.

(5).      As described under Other Supplementary Arrangements.

No enhancements to the retirement benefits paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners have been made during the year.

Total contributions to directors’ pension arrangements were £1,111,602 (2004: £1,124,000) of which £361,145 (2004: £353,000) related to money purchase schemes.

Signed on behalf of the Board of directors

Roberto Mendoza	Sir David Clementi
Chairman of the Remuneration Committee	Chairman

Directors’ report

The Directors’ Report of Prudential plc for the year ended 31December 2005 comprises these pages and the sections of the Annual Report referred to in these pages.

Principal activity and business review

Prudential plc is the Group holding company and the principal activity of its subsidiary undertakings is the provision of financial services in the UK, the US and Asia. Particulars of principal subsidiary undertakings are given in note I6 on page 181. The Group’s businesses and likely future developments are reviewed in the Chairman’s statement on pages 2 and 3, the Group Chief Executive’s review on pages 4 to 7, the business review on pages 8 to 15 and the financial review on pages 16 to 33, which contain details of the development of the businesses of the Group during the financial year and of the Group’s position at the end of it.  Important events affecting the Company after the end of the financial year are detailed in note I8 on page 185.

Financial statements and supplementary information

The consolidated income statement is shown on page 62 and the consolidated balance sheet on pages 65 and 66 shows the state of affairs of the Group at 31 December 2005. The Company’s balance sheet appears on page 186. Information prepared on the European Embedded Value basis of financial reporting is provided on pages 204 to 229. A summary of the results is shown on page 60.

Changes in the Company’s share capital during 2005 are given in note H11 on pages 159 and 160.

Dividends

The directors recommend that the shareholders declare a final dividend for 2005 of 11.02 pence per share payable on 26 May 2006 to shareholders on the register at the close of business on 24March 2006. The interim dividend for 2005 was 5.3 pence per share. The total dividend for the year, including the interim dividend and the recommended final dividend, amounts to 16.32 pence per share compared with 15.84 pence per share for 2004. The total cost of dividends in respect of 2005 was £393 million.

Financial instruments

The Group is exposed to financial risk through its financial assets, financial liabilities, and policyholder liabilities. The financial risk factors affecting the Group include market risk, foreign exchange risk, credit risk and liquidity risk. Information on the financial risk management objectives and policies of the Group and the exposure of the Group to the financial risk factors is given in Section C on pages 100 to 102.

Further information on the use of derivatives and hedge accounting by the Group is also provided in notes D3 and G3 on pages 115 and 145 respectively.

Payment policy

It is the policy of the Group to agree terms of payment when orders for goods and services are placed and to pay in accordance with those terms. Trade creditor days, based on the ratio of amounts which were owed to trade creditors at the year-end to the aggregate of the amounts invoiced by trade creditors during the year, were 22 days.

Directors

A list of the present directors is set out on pages 36 and 37.  Keki Dadiseth, Mark Tucker and Nick Prettejohn were appointed as directors on 1 April 2005, 6 May 2005 and 1 January 2006  respectively. In accordance with the Articles of Association,  Mark Tucker and Nick Prettejohn will retire and offer themselves for election at the Annual General Meeting on 18 May 2006.  Jonathan Bloomer and Mark Wood resigned as directors of the Company on 5 May 2005 and 17 October 2005 respectively.  Sir David Clementi, Michael McLintock, Mark Norbom and Kathleen O’Donovan will retire by rotation at the Annual General Meeting and offer themselves for re-election. Details of each director’s interests in shares and debentures of the Company and its subsidiary, Egg plc, which was listed until 20 February 2006,  are set out in the remuneration report on page 51. Protections afforded to directors, including qualifying third party indemnities under the provisions of the Companies Act 1985, are detailed in the remuneration report on page 50.

Employees

The following information is given principally in respect of employees of the Group in the UK. The policy towards employees overseas is the same but the practical application of the policy varies according to local requirements.

Equal opportunity

Prudential recognises, respects and values difference and diversity. Its equal opportunities policy is to be fair, responsible and caring in all aspects of the business. The Group seeks to ensure all employees and applicants to its businesses are given equal opportunity in all aspects of employment to ensure that the Group’s businesses attract, retain and promote the best available talent. All the businesses work to embed these principles in all aspects of their management practices and to ensure that this is evident to employees in their day-to-day work.

It is Group policy to give full and fair consideration and encouragement to the employment of applicants with suitable aptitudes and abilities, and to continuing the employment of staff who become disabled, and to providing training and career development opportunities to disabled employees.

Employee involvement

The Group has effective communication channels through which employees’ views can be sought on issues which concern them. Throughout the Group there is close consultation between management and other employees on appropriate matters of concern, with a view to keeping employees informed about the progress of the Group’s business and the economic factors affecting it. Communication with employees is achieved in a number of ways, including one-to-one staff briefings and through the Group’s intranet site. Prudential’s European Employee Forum provides an opportunity for elected employee representatives to consult with senior management on strategic European business issues. M&G’s Staff Consultative Committee and UK Insurance Operations’ Employee Forum promote communication and consultation throughout their respective businesses and provide for dialogue on a range of issues of interest to their staff.

During 2005, further improvements were made to staff consultative arrangements following a review by all Prudential UK based operations started in 2004. This review was given impetus by the UK legislation on Information and Consultation and was conducted with a view to improving the effectiveness of arrangements, consulting trade unions and other staff groups as appropriate.

In 2005 employees were again invited to participate in the Prudential Savings-Related Share Option Scheme. The Scheme has now been operating for 22 years and 60 per cent of UK staff currently participate. The Prudential International Savings-Related Share Option Scheme (ISSOS) for employees has been operating since 2000 in Hong Kong, Malaysia and Singapore; since 2001 in Taiwan and India; and since 2003 in Korea. On average 13 per cent of employees in those countries covered by the ISSOS currently participate. In addition, since 2002 Prudential has operated the International Savings-Related Share Option Scheme for Non Employees (ISSOSNE) for its agents in Hong Kong. Currently eight per cent of agents participate.

Following shareholder agreement in 2000 to authorise the Board to introduce a Share Incentive Plan. The Prudential UK Share Incentive Plan (SIP) was introduced in 2004 for employees of Prudential UK Services Limited and The Prudential Assurance Company Limited, and in 2005 for employees of Prudential Services Limited. This plan enables employees to buy Prudential shares on a tax-efficient basis. For every four Partnership shares bought, an additional Matching share is granted. Currently 29 per cent of eligible staff participate.

The trustees of each of the Group’s UK pension schemes include elected individuals.

Donations

Prudential is committed to supporting the communities where it is an employer. In 2005 the Group spent £4.7 million in support of the community. Within this, direct donations to charitable organisations amounted to £3.5 million, of which £2.3 million came from European Union (EU) operations. This is broken down as follows: Education £1,068,000; Social and Welfare £1,039,000;  Environment and Regeneration £91,000; Cultural £84,000 and Staff Volunteering £56,000. The aggregate figure for charitable donations from Prudential’s non-EU subsidiaries (Jackson National Life and Prudential Corporation Asia) amounted to £1.2 million. It is the Group’s policy not to make donations to political parties or to incur political expenditure, within the meaning of those expressions as defined in the Political Parties, Elections and Referendums Act 2000, and the Group did not make any such donations or incur any such expenditure in 2005.

Annual General Meeting

The Company’s Annual General Meeting will be held on 18 May 2006 at The Auditorium, The Mermaid Conference Centre, Puddle Dock, Blackfriars, London EC4V 3DB at 11.00am.

Auditor

A resolution for the re-appointment of KPMG Audit Plc as auditor of the Company until the end of the 2007 Annual General Meeting will be put to the Annual General Meeting on 18 May 2006.

Authority to purchase own shares

At the Annual General Meeting in 2005, the shareholders granted authority to the directors for the purchase by the Company of its own shares in accordance with the relevant provisions of the Companies Act 1985. This authority will expire at the end of the Annual General Meeting to be held in 2006 or 18 months from the date granted, whichever is earlier.

Shareholders

The number of accounts on the share register at 31 December 2005 was 60,942 (2004: 69,632). Further information about shareholdings in the Company is given on page 231. As at 15 March 2006 the Company had received notification in accordance with Sections 198 to 208 of the Companies Act 1985 from Legal & General Investment Management Limited, Barclays PLC and Fidelity Investments of holdings of 4.02 per cent, 3.10 per cent and 3.13 per cent respectively of the Company’s ordinary share capital.

On behalf of the Board of directors

Peter Maynard

Company Secretary

15 March 2006

Summary of statutory and supplementary IFRS and EEV basis results

Year ended 31 December 2005

The following tables show the results reported in the statutory financial statements on pages 62 to 195, supplementary IFRS basis information on pages 198 to 200 and supplementary EEV basis results on pages 204 to 229. This page does not form part of the statutory financial statements.

IFRS basis results

Statutory IFRS basis results

	2005		2004
Profit after tax attributable to equity holders of the Company	£748	m	£517	m
Basic earnings per share	31.6	p	24.4	p
Dividends per share declared and paid in reporting period	15.95	p	15.48	p
Shareholders’ funds, excluding minority interests	£5.2	bn	£4.5	bn
Funds under management	£234	bn	£197	bn

Supplementary IFRS basis information

	Based on statutory IFRS basis results 2005 £m		Based on pro forma IFRS results 2004 £m
Operating profit from continuing operations based on longer-term investment returns	957		699
Goodwill impairment charge	(120)
Short-term fluctuations in investment returns	211		293
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	(50)		(7)
Profit before tax from continuing operations attributable to shareholders (including actual investment returns)	998		985
Profit after tax attributable to equity holders of the Company	748		602
Operating earnings per share from continuing operations after related tax and minority interests	32.2	p	22.7	p
Basic earnings per share	31.6	p	28.4	p
Dividends per share in respect of the reporting period (including interim dividend of 5.30p
(2004: 5.19p) and final dividend of 11.02p (2004: 10.65p) declared after the end of the reporting period)	16.32	p	15.84	p
Shareholders’ funds, excluding minority interests	£5.2	bn	£4.7	bn

Supplementary European Embedded Value (EEV) basis results

	2005 £m		2004 £m
Operating profit from continuing operations based on longer-term investment returns	1,712		1,274
Goodwill impairment charge	(120)
Short-term fluctuations in investment returns	1,001		570
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	(47)		(12)
Effect of changes in economic assumptions and time value of cost of options and guarantees	(302)		(48)
Profit before tax from continuing operations	2,244		1,784
Operating earnings per share from continuing operations after related tax and minority interests	56.6	p	43.2	p
Basic earnings per share	66.9	p	53.7	p
Shareholders’ funds, excluding minority interests	£10.3	bn	£8.6	bn

Notes

IFRS basis results

References to ‘statutory IFRS basis’ results above reflect the IFRS basis of results applied in the Group financial statements. In particular, the standards IAS 32, IAS 39 and IFRS 4, which address the measurement of financial instruments and insurance contract assets and liabilities have been applied from 1 January 2005 rather than, as applied for all other IFRS standards, 1 January 2004. The ‘pro forma IFRS’ results shown above are extracted from supplementary information and are not results that form part of the Group’s financial statements. The pro forma IFRS results reflect the application of the statutory IFRS basis together with the estimated effect on the Group’s results for 2004 if IAS 32, IAS 39 and IFRS 4 had been applied from 1 January 2004 to the Group’s insurance operations, but not to the Group’s banking operations, in particular in relation to hedge accounting.

EEV basis results

The EEV basis results are extracted from supplementary information and are not results that form part of the Group’s financial statements.

Supplementary information

The results shown above distinguish ‘operating profits’ based on longer-term investment returns from ‘profits before tax’. The reconciling items are presented in accordance with the Group’s policy as described in the Group’s financial statements and supplementary information. Items excluded from operating profit based on longer-term investment returns represent primarily the effects of altered investment market conditions (short-term fluctuations), actuarial gains and losses on defined benefit pension schemes, and exceptional items, including goodwill impairment. For EEV, the operating profit based on longer-term investment returns figure also excludes the effect of changes in economic assumptions and the time value of the cost of options and guarantees.

Group financial statements

Primary statements
Consolidated income statement
Statement of changes in equity
Consolidated balance sheet
Consolidated cash flow statement

Notes on the Group financial statements

Note
Section A: Background and adoption of International Financial Reporting Standards (IFRS)
Nature of operations	A1
Basis of preparation	A2
Critical accounting policies, estimates and judgements	A3
Significant accounting policies	A4
Changes from previous accounting basis and reconciliation to previously published 2004 results on first-time adoption of IFRS	A5
Changes of accounting policy in 2005	A6
New accounting pronouncements	A7

Section B: Summary of results
Supplementary analysis of profit before tax attributable to shareholders	B1
Earnings per share	B2
Dividends	B3
New business	B4
Group balance sheet	B5

Section C: Group risk management	C

Section D: Life assurance business
Group overview	D1
UK insurance operations	D2
US operations	D3
Asian operations	D4
Capital position statement for life assurance businesses	D5

Section E: Banking operations
Income statement for banking operations	E1
Balance sheet for banking operations	E2
Risk management overview	E3
Maturities of assets and liabilities and liquidity risk	E4
Losses on loans and advances	E5
Market risk	E6
Credit risk	E7

Section F: Income statement notes
Segmental information	F1
Revenue	F2
Acquisition costs and other operating expenditure	F3
Finance costs: interest on core structural borrowings of shareholder-financed operations	F4

Tax	F5
Discontinued operations	F6

Section G: Financial assets and liabilities
Financial instruments –designation and fair values	G1
Market risk	G2
Derivatives and hedging	G3
Derecognition, securitisation and collateral	G4
Impairment of financial assets	G5

Section H: Other information on balance sheet items
Goodwill	H1
Other intangible assets	H2
Reinsurers’ share of policyholder liabilities	H3
Tax assets and liabilities	H4
Accrued investment income and other debtors	H5
Property, plant and equipment	H6
Investment properties	H7
Investments in participating interests	H8
Assets and liabilities held for sale	H9
Cash and cash equivalents	H10
Shareholders’ equity: share capital, share premium and reserves	H11
Insurance contract liabilities and unallocated surplus of with-profits funds	H12
Borrowings	H13
Provisions and contingencies	H14
Other liabilities	H15

Section I: Other notes
Staff and pension plans	I1
Share-based payments	I2
Key management remuneration	I3
Fees payable to auditors	I4
Related party transactions	I5
Subsidiary undertakings	I6
Commitments	I7
Post-balance sheet events	I8
Foreign exchange translation	I9
Cash flows	I10

Consolidated income statement

Year ended 31 December 2005

	Note	2005 £m		2004 £m
Gross premiums earned		15,225		16,408
Outward reinsurance premiums		(197)		(256)
Earned premiums, net of reinsurance	F2	15,028		16,152
Investment income	F2	24,013		15,750
Other income	F2	2,084		2,002
Total revenue, net of reinsurance	F2	41,125		33,904
Benefits and claims and movement in unallocated surplus of with-profits funds		(33,100)		(26,593)
Acquisition costs and other operating expenditure	F3	(5,552)		(5,563)
Finance costs: interest on core structural borrowings of shareholder-financed operations	F4	(208)		(187)
Goodwill impairment charge	H1	(120)
Total charges		(38,980)		(32,343)
Profit before tax*		2,145		1,561
Tax attributable to policyholders’ returns		(1,147)		(711)
Profit before tax attributable to shareholders		998		850
Tax expense	F5	(1,388)		(951)
Less: tax attributable to policyholders’ returns		1,147		711
Tax attributable to shareholders’ profits	F5	(241)		(240)
Profit from continuing operations after tax		757		610
Discontinued operations (net of tax)	F6	3		(94)
Profit for the year		760		516
Attributable to:
Equity holders of the Company		748		517
Minority interests		12		(1)
Profit for the year		760		516
Earnings per share
Basic (based on 2,365m and 2,121m shares respectively):
Based on profit from continuing operations attributable to the equity holders of the Company		31.5	p	27.5	p
Based on profit (loss) from discontinued operations attributable to the equity holders of the Company		0.1	p	(3.1	p)
		31.6	p	24.4	p
Diluted (based on 2,369m and 2,124m shares respectively):
Based on profit from continuing operations attributable to the equity holders of the Company		31.5	p	27.5	p
Based on profit (loss) from discontinued operations attributable to the equity holders of the Company		0.1	p	(3.1	p)
		31.6	p	24.4	p

*Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders’ profits.

Statement of changes in equity

Year ended 31 December 2005

		2005
	Note	Share capital £m	Share premium £m	Retained earnings £m	Translation reserve £m	Available for-sale securities reserve £m	Hedging reserve £m	Shareholders’ equity £m	Minority interests £m	Total equity £m
Reserves
Profit for the year				748				748	12	760
Items recognised directly in equity:
Exchange movements					268			268		268
Movement on cash flow hedges							(4)	(4)	1	(3)
Unrealised valuation movements on securities classified as available-for-sale from 1 January 2005:
Unrealised holding losses arising during the year						(773)		(773)		(773)
Less reclassification adjustment for losses included in the income statement						22		22		22
Unrealised investment losses, net						(751)		(751)		(751)
Related change in amortisation of deferred income and acquisition costs						307		307		307
Related tax					65	152	1	218		218
Total items recognised directly in equity					333	(292)	(3)	38	1	39
Total income and expense for the year				748	333	(292)	(3)	786	13	799
Cumulative effect of changes in accounting policies on adoption of IAS 32, IAS 39 and IFRS 4, net of applicable taxes at 1 January 2005	A6		2	(173)		397		226	(3)	223
Dividends	B3			(380)				(380)		(380)
Reserve movements in respect of share-based payments				15				15	(1)	14
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund									26	26

Share capital and share premium
New share capital subscribed	H11	0	55					55		55
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	H11		(51)	51				0		0

Treasury shares
Movement in own shares in respect of share-based payment plans				0				0		0
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS				3				3		3
Net increase in equity			6	264	333	105	(3)	705	35	740
At beginning of year:
As previously reported under UK GAAP		119	1,558	2,604				4,281	71	4,352
Changes arising from adoption of IFRS	A5			368	(160)			208	66	274
As restated under IFRS	A5	119	1,558	2,972	(160)			4,489	137	4,626
At end of year		119	1,564	3,236	173	105	(3)	5,194	172	5,366

		2004
	Note	Share capital £m	Share premium £m	Retained earnings £m	Translation reserve £m	Shareholders’ equity £m	Minority interests £m	Total equity £m
Reserves
Profit for the year				517		517	(1)	516
Items recognised directly in equity:
Exchange movements					(172)	(172)		(172)
Related tax					12	12		12
Total items recognised directly in equity					(160)	(160)		(160)
Total income and expense for the year				517	(160)	357	(1)	356
Dividends	B3			(323)		(323)		(323)
Reserve movements in respect of share-based payments				10		10		10
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund							1	1

Share capital and share premium
Proceeds from Rights Issue, net of expenses	H11	17	1,004			1,021		1,021
Other new share capital subscribed	H11	2	117			119		119
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	H11		(116)	116		0		0

Treasury shares
Movement in own shares in respect of share-based payment plans				(2)		(2)		(2)
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS				14		14		14
Net increase in equity		19	1,005	332	(160)	1,196	0	1,196
At beginning of year:
As previously reported under UK GAAP		100	553	2,587		3,240	107	3,347
Changes arising from adoption of IFRS	A5			53		53	30	83
As restated under IFRS	A5	100	553	2,640		3,293	137	3,430
At end of year		119	1,558	2,972	(160)	4,489	137	4,626

Consolidated balance sheet

31 December 2005

Assets

	Note	2005 £m	2004 £m
Goodwill:
Attributable to PAC with-profits fund		607	784
Attributable to shareholders		1,341	1,461
Total	H1	1,948	2,245
Other intangible assets:
PAC with-profits fund		35	798
Other operations		2,405	2,244
Total	H2	2,440	3,042
Other non-investment and non-cash assets:
Property, plant and equipment	H6	910	967
Reinsurers’ share of policyholder liabilities	H3	1,278	1,018
Deferred tax assets	H4	755	827
Current tax recoverable	H4	231	159
Accrued investment income	G1, H5	1,791	1,733
Other debtors	G1, H5	1,318	1,188
Total		6,283	5,892
Investments of long-term business, banking and other operations:
Investment properties	H7	13,180	13,303
Investments accounted for using the equity method	H8	5	5
Financial investments:	G1
Loans and receivables		13,245	12,430
Equity securities and portfolio holdings in unit trusts		71,985	54,466
Debt securities		82,471	76,374
Other investments		3,879	2,537
Deposits		7,627	5,271
Total investments		192,392	164,386
Held for sale assets	H9	728	100
Cash and cash equivalents	H10	3,586	4,341
Total assets	B5	207,377	180,006

Equity and liabilities

	Note	2005 £m	2004 £m
Equity
Shareholders’ equity	H11	5,194	4,489
Minority interests		172	137
Total equity		5,366	4,626

Liabilities
Banking customer accounts	G1	5,830	6,607
Policyholder liabilities and unallocated surplus of with-profits funds:*
Insurance contract liabilities	H12	120,436
Investment contract liabilities with discretionary participation features	G1	26,523
Investment contract liabilities without discretionary participation features	G1	12,026
Technical provisions in respect of non-linked business			104,996
Technical provisions for linked liabilities			24,066
Unallocated surplus of with-profits funds:
Reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds	H12	11,357
Reflecting previous UK GAAP basis of provisioning			16,149
Total policyholder liabilities and unallocated surplus of with-profits funds		170,342	145,211
Core structural borrowings of shareholder-financed operations:
Subordinated debt (other than Egg)	H13	1,646	1,429
Other	H13	1,093	1,368
		2,739	2,797
Egg subordinated debt	H13	452	451
Total	G1, H13	3,191	3,248
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	G1, H13	6,432	6,421
Borrowings attributable to with-profits funds	G1, H13	1,898	2,137
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	G1	4,529	3,819
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	G1	965	808
Current tax liabilities	H4	962	1,018
Deferred tax liabilities	H4	2,991	2,279
Accruals and deferred income	G1	506	655
Other creditors	G1	1,478	996
Provisions	H14	972	1,006
Other liabilities	G1, H15	1,769	1,175
Held for sale liabilities	H9	146	—
Total		14,318	11,756
Total liabilities	B5	202,011	175,380
Total equity and liabilities		207,377	180,006

*The presentation of insurance and investment contract liabilities to policyholders reflects the adoption of IAS 32, IAS 39 and IFRS 4 at 1 January 2005. The comparative liabilities for 2004 reflect the previous UK GAAP basis.

The consolidated financial statements on pages 62 to 195 were approved by the Board of Directors on 15 March 2006.

Sir David Clementi	Mark Tucker
Chairman	Group Chief Executive

Philip Broadley
Group Finance Director

Consolidated cash flow statement

Year ended 31 December 2005

	Note	2005 £m	2004 £m
Cash flows from operating activities
Profit before tax*		2,145	1,561
Changes in operating assets and liabilities:
Investments		(21,462)	(14,741)
Banking customer accounts		(861)	(330)
Other non-investment and non-cash assets		(970)	(105)
Policyholder liabilities (including unallocated surplus)		21,126	13,639
Other liabilities (including operational borrowings)		180	1,061
Interest income and expense and dividend income included in profit before tax		(8,410)	(7,371)
Other non-cash items		0	73
Operating cash items:
Interest receipts		5,946	5,660
Dividend receipts		2,680	1,853
Tax paid		(573)	(450)
Net cash flows from operating activities		(199)	850

Cash flows from investing activities
Purchases of property, plant and equipment	H6	(160)	(227)
Proceeds from disposal of property, plant and equipment		6	4
Acquisition of subsidiaries, net of cash balances	I6	(68)	(92)
Disposal of subsidiaries, net of cash balances	I6	252	218
Net cash flows from investing activities		30	(97)

Cash flows from financing activities
Structural borrowings of the Group:	I10
Shareholder-financed operations:
Issue		168	344
Redemption		(308)	(61)
Interest paid		(204)	(189)
With-profits operations:
Interest paid		(9)	(9)
Equity capital:
Issues of ordinary share capital	H11	55	1,140
Dividends paid	B3	(380)	(323)
Net cash flows from financing activities		(678)	902
Net (decrease) increase in cash and cash equivalents		(847)	1,655
Cash and cash equivalents at beginning of year		4,341	2,756
Effect of exchange rate changes on cash and cash equivalents		92	(70)
Cash and cash equivalents at end of year	H10	3,586	4,341

*Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders’ profits. It does not represent profit before tax attributable to shareholders.

Notes on the Group financial statements

A: Background and adoption of International Financial Reporting Standards (IFRS)

A1: Nature of operations

Prudential plc (the Company) together with its subsidiaries (collectively, the Group or Prudential) is an international financial services group with its principal operations in the UK, the US and Asia. The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited (PAC), Prudential Annuities Limited (PAL), Prudential Retirement Income Limited (PRIL), M&G Group Limited and Egg plc. In the US, the Group’s principal subsidiary is Jackson National Life Insurance Company (JNL). The Group also has operations in Hong Kong, Malaysia, Singapore, Taiwan and other Asian countries. Prudential offers a wide range of retail financial products and services and fund management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investments and deposit and mortgage banking services.

Long-term business products written in the UK and Asia are principally with-profits deposit administration, other conventional and unitised with-profits policies and non-participating pension annuities in the course of payment. Long-term business also includes linked business written in the UK and Asia. The principal products written by JNL are interest-sensitive deferred annuities and whole-life policies, variable annuities, guaranteed investment contracts, fixed index deferred annuities and term life insurance.

Prudential plc is a public limited company incorporated and registered in England and Wales. The registered office is:
Laurence Pountney Hill

London

EC4R 0HH

Registered number: 1397169

A2: Basis of preparation

The consolidated financial statements consolidate the Group and the Group’s interest in associates and jointly controlled entities. The parent company financial statements present information about the Company as a separate entity and not about the Group.

The consolidated financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). The Company has elected to prepare its parent company financial statements in accordance with UK Generally Accepted Accounting Principles (GAAP). These are presented on pages 186 to 195.

The Group has applied all IFRS and interpretations adopted by the EU at 31 December 2005, and has early adopted the amendment to IAS 39, ‘The Fair Value Option’ and IAS 19, ‘Employee Benefits’ (as amended in 2004).

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these Group financial statements and in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to IFRS. The principal exception is that, as more fully explained below, financial instruments and insurance accounting is determined on different bases in 2005 and 2004 due to the basis of application of the transitional provisions of IFRS 1, ‘First-time Adoption of International Financial Reporting Standards’ in relation to the standards IAS 32, IAS 39 and IFRS 4.

A3: Critical accounting policies, estimates and judgements

(a) Critical accounting policies

Adoption of IAS 32, IAS 39 and IFRS 4

Three standards, IAS 32, ‘Financial Instruments: Disclosure and Presentation’, IAS 39, ‘Financial Instruments: Recognition and Measurement’ and IFRS 4, ‘Insurance Contracts’, have been adopted as at 1 January 2005 rather than 1 January 2004. This treatment is consistent with the policy typically applied by groups with banking operations where the practical consequences of adopting these standards for 2004 are significant.

Accordingly, the amounts recorded for revenue and expenses and assets and liabilities of certain items reflected in the Group’s financial statements are not on a consistent basis in 2005 compared to amounts recorded for the comparative period. The main area where this inconsistency applies is valuation and accounting presentation of fair value movements of derivatives and debt securities of JNL (as described below). In addition, the measurement of assets and liabilities and income and expenses of those UK unit-linked contracts, and those with similar features, that do not contain significant insurance risk, is altered.

The Group has chosen to report separately pro forma results, as supplementary information that does not form part of the Group financial statements, that show the 2004 results attributable to shareholders as if the Group had applied these standards to its insurance operations from 1 January 2004. The pro forma results are shown on pages 198 to 200.

Insurance contract accounting

With the exception of contracts described in note D1, the Group’s life assurance contracts are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts (see below) are accounted for under previously applied GAAP. Accordingly, except as described below, the modified statutory basis (MSB) of reporting as set out in the revised Statement of Recommended Practice (SORP) issued by the Association of British Insurers (ABI) in November 2003 has been applied for the 2005 results.

In the UK, for the 2004 comparative results, with the exception of minor accounting adjustments, the technical provisions reflect the UK regulatory basis of reporting that has applied previously for many years. This effectively constitutes the Peak 1 basis under the current Financial Services Authority (FSA) regime.

From 1 January 2005 the Group has chosen to improve its accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, ‘Life Assurance’. Under this standard, the main accounting changes that are required for UK with-profits funds are:

• Derecognition of deferred acquisition costs and related deferred tax; and

• replacement of MSB liabilities with adjusted realistic basis liabilities.

The primary effect of these changes is to fundamentally alter the basis of accounting and carrying value of deferred acquisition costs (as set out in note H2) and the reported level of unallocated surplus of with-profits funds (as set out in note H12).

Under UK GAAP, the fund for future appropriations (FFA) represents the excess of assets over policyholder liabilities for the Group’s with-profit funds. Under IFRS the FFA is termed unallocated surplus and the Group has opted to account for it wholly as a liability with no allocation to equity. This treatment reflects the fact that shareholders’ participation in the cost of bonuses arises only on distribution. As a consequence of this accounting treatment, shareholder profits on with-profits business continue to reflect the one-ninth cost of declared bonus previously applied under UK GAAP.

For JNL, applying the MSB as applicable to overseas operations, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For Asian operations the local GAAP is applied with adjustments, where necessary, to comply with UK GAAP. For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating business, US GAAP is used as the most appropriate proxy to local GAAP.

The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, for the 2005 results, options and guarantees are valued on a market consistent basis. The basis is described in note D2(d)(ii). For other operations a market consistent basis is not applied under the accounting basis described in note A4. Details of the guarantees, basis of setting assumptions, and sensitivity to altered assumptions are described in notes D3 and D4.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of JNL

Under IAS 39, derivatives are required to be carried at fair value. Unless hedge accounting is applied, value movements on derivatives are recognised in the income statement.

For derivative instruments of JNL, the Group has considered at length whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were:

• IAS 39 hedging criteria has been designed primarily in the context of hedging and hedging instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts;

• the high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions for specific transactions;

• the difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to JNL’s derivative book;

• the complexity of asset and liability matching of US life insurers such as those with JNL’s product range; and finally

• whether it is possible or desirable, without an unacceptable level of costs and restraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.

In this regard, the issues surrounding the IAS 39 application are very similar to those considered by other US life insurers when the US financial reporting standard FAS 133 was first applied for US GAAP reporting. Taking account of these considerations the Group has decided that, except for certain minor categories of derivatives, it is not appropriate to seek to achieve hedge accounting under IAS 39 by completely reconfiguring the structure of JNL’s derivative book. As a result of this decision the total income statement results are more volatile as the movements in the value of JNL’s derivatives are reflected within it.

Under IAS 39, unless carried at amortised cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of JNL are designated as available-for-sale with value movements being recorded as movements within shareholders’ equity.

Presentation of results before tax

The total tax charge for the Group reflects tax that in addition to relating to shareholders’ profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This is explained in more detail in note F5. However, pre-tax profits are determined after transfers to or from unallocated surplus of with-profits funds. These transfers are in turn determined after taking account of tax borne by with-profits funds. Consequently reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. In order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that delineates between policyholder and shareholder components.

Supplementary analysis of results and earnings attributable to shareholders

With the exception of debt securities held by JNL and Egg and assets classified as loans and receivables, all financial investments are designated as fair value through profit and loss. Short-term fluctuations in investment returns on such assets held by with-profits funds, and those of investment property for the accounting treatment is similarly based, do not affect reported shareholder results. This is because (i) unallocated surplus of with-profits funds are accounted for as liabilities and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus. However, for shareholder-backed businesses the short-term fluctuations affect the result for the year and the Group provides additional analysis of results to provide information on results beforehand after short-term fluctuations in investment returns.

Previously under UK GAAP, the Group used operating profit based on longer-term investment returns before amortisation of goodwill as a supplemental measure of its results. For the purposes of measuring operating profit, investment returns on shareholder-financed business were based on the expected longer-term rates of return. For debt securities, the longer-term returns (including losses arising on the recognition of permanent diminutions in value) were averaged over five years for inclusion in operating profit. Under IFRS, the Group continues to use operating profit based on longer-term investment returns as a supplemental measure of its results, although the basis of calculation has been improved, as disclosed in note A4 (b) (iv) on page 81.

(b) Critical accounting estimates and judgements

Investments

Determining the fair value of unquoted investments

Of the Group’s financial investments, assets with a fair value of £4.9 billion are not quoted on active markets. Their fair values are determined in full or in part by using valuation techniques. These techniques include discounted cash flow analysis, option-adjusted spread models and enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. This impact would, however, be mostly mitigated by an equal and offsetting transfer to the liability for unallocated surplus as the majority of these investments are held by the UK with-profits fund. Further information on these instruments is provided in note G1.

Determining impairments relating to financial assets

Available-for-sale securities

Financial investments carried on an available-for-sale basis, such as JNL’s debt securities portfolio, are considered to be impaired if there has been a significant and prolonged period of decline in fair value below its amortised cost or if there is objective evidence of impairment. The consideration of this requires management’s judgement. Among the factors considered is whether the decline in fair value results from a change in quality of the security itself, or from a downward movement in the market as a whole and the likelihood of recovering the carrying value based on the current and short-term prospects of the issuer. Unrealised losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility, or industry-related events, and where the Group also believes there is a reasonable expectation for recovery and, furthermore, it has the intent and ability to hold the investment until maturity or the market recovery, are usually determined to be temporary. Prudential’s review of fair value involves several criteria including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods.

Assets held at amortised cost

For financial assets carried at amortised cost, the Group measures the amount of the impairment loss by comparing the carrying amount of the asset with the present value of its estimated future cash flows.

In estimating the future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks which have been adjusted for conditions in the historical loss experience which no longer exist, or for conditions which are expected to arise. The estimated future cash flows are discounted using the financial asset’s original or variable effective interest rate and exclude credit losses that have not yet been incurred.

The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the Group may later decide to sell the security as a result of changed circumstances.

Insurance contracts

Product classification

IFRS 4 requires contracts written by insurers to be classified as either ‘insurance contracts’ or ‘investment contracts’ depending on the level of insurance risk transferred. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participation features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits. Accordingly, insurers must perform a product classification exercise across their portfolio of contracts issued to determine the allocation to these various categories. Further details of this exercise are given in note D1.

Valuation assumptions

The Group’s insurance contracts and investment contracts with discretionary participation features are primarily with-profits and other protection type policies. For UK regulated with-profits funds for 2005 the contract liabilities are valued by reference to the UK FSA’s realistic basis. This is described in note D2. For other contracts, and for UK with-profits contracts in 2004, the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders. Further information on valuation assumptions in respect of the Group’s insurance contracts is provided in section D. From the perspective of shareholder’s results, the key sensitivity relates to assumed future investment returns for the Taiwan life operation. This sensitivity is discussed in more detail in note D4(h).

Deferred acquisition costs

Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime as described in note A4, these costs, which vary with, and are primarily related to, the production of new business, are capitalised and amortised against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

The deferral and amortisation of acquisition costs is of most relevance to the Group’s reported profits for shareholder-financed long-term business operations, principally JNL in the US. In 2005 and 2004, except as described in sections D3(f) and D4(f), the amortisation of deferred acquisition costs was at expected levels.

Pensions

The Group applies the requirements of IAS 19, ‘Employee Benefits’ to its defined benefit pension schemes. The economic participation in the deficits attaching to the main Prudential Staff Pension Scheme (PSPS) and the smaller Scottish Amicable Pension Scheme (SAPS) are shared between the PAC with-profits sub-fund (WPSF) and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment. In the case of PSPS, at 31 December 2004, the attribution between WPSF and shareholders’ funds was in the ratio 80/20. In 2005, following extensive analysis, this ratio was revised to 70/30. For SAPS the ratio for both 2005 and 2004 is estimated to be 50/50 between the WPSF and shareholders’ funds.

Deferred tax

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. The judgements made, and uncertainties considered, in arriving at deferred tax balances included in the financial statements are discussed in note H4.

Goodwill

Goodwill impairment testing requires the exercise of judgement by management as to prospective future cash flows.

A4: Significant accounting policies

(a) Background

Description of the accounting policies applied in the 2005 financial statements is complicated by the basis of adoption and application of IFRS standards for 2005 and the 2004 comparative results. Accordingly, the policies set out in note A4(b) below should be read in the context of this background information.

With the three exceptions, referred to in note A3(a) above, all IFRS standards have been adopted on transition to IFRS from 1 January 2004 on the basis described in this note. The effect of adoption of these standards on previously published 2004 results is explained in note A5.

IAS 32, IAS 39 and IFRS 4 standards have been adopted from 1 January 2005 when, at the same time, the Group has improved the policy applied for UK regulated with-profits funds. Comparatives have not been restated for this change. Note A6 provides a summary of the changes made in 2005 and their numeric effect on shareholders’ equity at 1 January 2005.

In summary, the accounting bases applied across the two years reflect the following:

Financial instruments (other than long-term business contracts classified as financial instruments)

For 2004, previous UK GAAP has been applied. For 2005, the adoption of the standards IAS 32 and IAS 39 gives rise to presentation, recognition and measurement changes. The most significant changes relate to the measurement basis of the debt securities and derivatives of JNL. The accounting policies are described in note (b) (i) below.

Long-term business contracts

Income statement

For 2004, the income statement includes premiums and claim payments on all contracts that were then classified under previous GAAP as insurance, including deposit style ‘investment contracts’ where the insurance risk in the contracts is insignificant. For 2005, the recognition basis in the income statement remains the same except for investment contracts, as defined under IFRS 4, which do not contain discretionary participation features, where the accounting reflects the deposit nature of the arrangement. Consequently, premiums and claims on these contracts are not recognised in the income statement.

UK regulated with-profits funds

The UK GAAP basis applied in 2004 was the MSB, which closely reflected the Peak 1 regulatory basis of the UK FSA with the addition of deferred acquisition costs. For 2005, this basis has been replaced under a policy improvement to align with the UK accounting standard FRS 27, ‘Life Assurance’.

Other insurance contracts

UK GAAP has been applied in both 2004 and 2005. In this respect UK GAAP also reflects the MSB. For overseas operations local GAAP or, in some cases, US GAAP has been applied but with the necessary changes to comply with UK GAAP.

Investment contracts

UK GAAP has been applied for 2004. Investment contracts with discretionary participation features are also accounted for in accordance with UK GAAP in 2005, in common with insurance contracts. For 2005, investment contracts without discretionary participation features are accounted for on a basis that reflects the hybrid nature of the arrangements whereby the deposit component is accounted for as a financial instrument under IAS 39 and the service component is accounted for under IAS 18, ‘Revenue’.

Other assets, liabilities, income and expenditure

All other items are accounted for in both the 2004 and 2005 results and notes on the financial statements under the relevant IFRS standard.

Presentation of supplementary analysis of profit before tax attributable to shareholders

The Group has adopted a policy of presenting an analysis of profit before tax attributable to shareholders that distinguishes operating profit based on longer-term investment returns from other constituent elements of the total profit. It should be noted that the comparative analysis for 2004 is prepared on an inconsistent basis from that in 2005 as a result of the delayed adoption of insurance contract and financial instrument standards as referred to above, from 1 January 2005, as permitted under IFRS 1 transition rules.

The summary above should be read in conjunction with the full description of significant accounting policies described elsewhere in this note and in notes A5 and A6 for a comprehensive explanation.

(b) Accounting policies applied

(i) Financial instruments (other than long-term business contracts classified as financial instruments under IFRS 4)

2004

Previous UK GAAP has been applied as follows:

Other than banking business

Equity securities and debt securities

Equity securities were carried at fair value. Debt securities were carried at fair value, except those held by JNL which, subject to provision for permanent diminutions in value, were carried at amortised cost. Fair value was based on quoted market prices for listed securities, and on quotations provided by external fund managers, brokers, independent pricing services or values as determined by the directors for unlisted securities. Changes in fair value were recognised in investment returns during the year of the change. Debt securities held by JNL were carried at amortised cost as permitted by paragraph 24 of schedule 9A to the Companies Act 1985. The amortised cost basis of valuation was appropriate under the provisions of the ABI SORP for JNL’s redeemable debt securities as they were deemed held as part of a portfolio of such securities intended to be held to maturity.

Mortgages and other loans

Loans collateralised by mortgages and other unsecured loans were carried at unpaid principal balances, net of unamortised discounts and premiums and an allowance for loan losses, except for loans held by UK insurance operations which were carried at fair value. The allowance for loan losses was maintained at a level considered adequate to absorb losses in the mortgage loan portfolio.

Loans to policyholders

Loans to policyholders were carried at unpaid principal balances and fully collateralised by the cash value of policies.

Deposits with credit institutions

Deposits with credit institutions were carried at fair value. Changes in fair value were included in investment income for the year.

Derivatives

With the principal exception of derivatives held by JNL, these instruments were carried at fair value with changes in fair value included in investment income. Derivative instruments of JNL and certain other minor holdings were accounted for at amortised cost.

Banking business

Debt securities intended to be held for continuing use were carried at cost less any provision for permanent diminution in value. Discount or premiums on purchase were amortised through the profit and loss account over the period from date of purchase to date of maturity.

Debt securities, which were held for resale, were stated at their net realisable value.

Derivative instruments were accounted for in a manner consistent with the assets and liabilities or positions being hedged. Profits or losses and interest on these instruments were recognised in accordance with the accounting treatment of the underlying transaction as an adjustment to interest receivable or interest payable.

2005

The accounting policies for financial instruments in 2005 are changed in a number of areas, as described in note A6. In general, where a fair value basis of measurement was applied for 2004, this basis has been continued for 2005. However, for instruments previously carried at cost, or amortised cost, the general effect of the standards adopted is for the use of fair value to be extended. The most significant changes relate to the measurement basis of the debt securities and derivatives of JNL.

The accounting policies applied in 2005 are as follows:

Investment classification

Upon initial recognition, financial investments are measured at fair value. Subsequently, the Group is permitted, subject to specific criteria, to designate its investments as either financial investments at fair value through profit and loss, financial investments held on an available-for-sale basis, financial investments held to maturity, or loans and receivables. The Group holds financial investments on the following bases:

(i) Financial investments at fair value through profit and loss – this comprises assets designated by management as fair value through profit and loss on inception. These investments are measured at fair value with all changes thereon being recognised in investment income.

(ii) Financial investments on an available-for-sale basis – this comprises assets that are designated by management and/or do not fall into any of the other categories. These investments are carried at fair value. Interest income is recognised on an effective interest basis in the income statement. Unrealised gains and losses relating to changes in fair value are recognised in equity. Upon disposal or impairment, accumulated unrealised gains and losses are transferred from equity to the income statement as realised gains or losses.

(iii) Loans and receivables – this comprises investments that have fixed or determinable payments and are not designated as fair value through profit and loss or available-for-sale. These investments include loans collateralised by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are carried at amortised cost using the effective interest method.

The Group has designated certain financial assets as fair value through profit and loss as these assets are managed and their performance is evaluated on a fair value basis. These assets represent all of the Group’s financial assets except all loans and receivable and debt securities held by JNL and Egg. Debt securities held by JNL and Egg are accounted for on an available-for-sale basis. The use of the fair value option is consistent with the Group’s risk management and investment strategies.

The Group uses the trade date method to account for regular way purchases and sales of financial assets with the exception of Egg’s loans and advances to customers which are on a settlement day basis.

Use of fair values

The Group uses current bid prices to value its quoted investments. Actively traded investments without quoted prices are valued using external broker bid prices. If there is no active established market for an investment, the Group applies an appropriate valuation technique such as a discounted cash flow technique.

Impairments

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets not held at fair value through profit and loss is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of financial assets is impaired includes observable data that comes to the attention of the Group. For assets designated as available-for-sale, the impairment is measured as the difference between the amortised cost of the asset and its fair value, removed from the available-for-sale reserve within equity and recognised in the income statement.

For loans and receivables carried at amortised cost, the impairment amount is the difference between amortised cost and the present value of the expected cash flows discounted at the original effective interest rate.

If, in subsequent periods, an impaired debt security held on an available-for-sale basis or an impaired loan or receivable recovers in value (in part, or in full), and this recovery can be objectively related to an event occurring after the impairment, then the previously recognised impairment loss is reversed through the income statement (in part, or in full).

Derivatives and hedge accounting

Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes. The Group’s policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets.

The Group may designate certain derivatives as hedges. This includes fair value hedges, cash flow hedges and hedges of net investments in foreign operations. If the criteria for hedge accounting are met then the following accounting treatments are applied from the date at which the designation is made and the accompanying requisite documentation is in place:

(i) Hedges of net investments in foreign operations – the effective portion of any change in fair value of derivatives or other financial instruments designated as net investment hedges are recognised in equity. The ineffective portion of changes in the fair value of the hedging instrument is recorded in the income statement. The gain or loss on the hedging instrument recognised directly in equity is recognised in the income statement on disposal of the foreign operation.

(ii) Fair value hedges – movements in the fair value of the hedged item attributable to the hedged risk are recognised in the income statement.

(iii) Cash flow hedges – the effective portion of changes in the fair value of derivatives designated as cash flow hedges are recognised in equity. Movements in fair value relating to the ineffective portion are booked in the income statement. Amounts recognised directly in equity are recorded in the income statement in the periods in which the hedged item affects profit or loss.

All derivatives that do not meet the relevant hedging criteria are carried at fair value with movements in fair value being recorded in the income statement.

Embedded derivatives

Embedded derivatives are held by various Group companies including JNL and Egg. They are embedded within other non-derivative host financial instruments to create hybrid instruments. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognised in the income statement, depending on the classification of the host instrument, the host is then measured in accordance with the relevant requirements of IAS 39.

Securities lending including repurchase agreements

The Group is party to various securities lending agreements under which securities are loaned to third parties on a short-term basis. The loaned securities are not derecognised; rather, they continue to be recognised within the appropriate investment classification. The Group’s policy is that collateral in excess of 100 per cent of the fair value of securities loaned is required from all securities borrowers and typically consists of cash, debt securities, equity securities or letters of credit.

In cases where the Group takes possession of the collateral under its securities lending programme, the collateral, and corresponding obligation to return such collateral are recognised in the consolidated balance sheet. To further minimise credit risk, the financial condition of counterparties is monitored on a regular basis.

Derecognition of financial assets and liabilities

The Group’s policy is to derecognise financial assets when it is deemed that substantially all the risks and rewards of ownership have been transferred. The Group also derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire. Where the Group neither transfers nor retains substantially all the risks and rewards of ownership, the Group will derecognise the financial asset where it is deemed that the Group has not retained control of the financial asset.

Where the transfer does not result in the Group transferring the right to receive the cash flows of the financial assets, but does result in the Group assuming a corresponding obligation to pay the cash flows to another recipient, the financial assets are also accordingly derecognised providing the following conditions are met:

• The Group has no obligation to pay amounts to the eventual recipients unless it collects the equivalent amounts from the original asset;

• the Group is prohibited by the terms of the transfer contract from selling or pledging the original asset; or

• the Group has no obligation to remit any cash flows it collects on behalf of the eventual recipients without material delay.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

Securitisation of assets

Egg has issued debt securities in order to finance certain portfolios of loan and investment assets. These obligations are secured on Egg’s assets. The securitised assets and the related liabilities are presented gross within the relevant headings in the balance sheet under the ‘gross presentation’ method.

Borrowings

Although initially recognised at fair value, net of transaction costs, borrowings, excluding liabilities of consolidated collateralised debt obligations, are subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortised through the income statement to the date of maturity.

Financial liabilities designated at fair value through profit and loss

The Group has designated under IAS 39 classification, certain financial liabilities at fair value through profit and loss as these instruments are managed and their performance evaluated on a fair value basis. These instruments include liabilities related to consolidated collateralised debt obligations and net assets attributable to unit holders of consolidated unit trusts and similar funds.

(ii) Long-term business contracts

Income statement treatment

2004

Premiums and claims

Premium and annuity considerations for conventional with-profits policies and other protection type insurance polices are recognised when due. Premiums and annuity considerations for linked policies, unitised with-profits and other investment type policies are recognised when received or, in the case of unitised or unit-linked policies, when units are issued. These amounts exclude any taxes or duties assessed based on premiums.

Policy fees charged on linked and unitised with-profits policies for mortality, asset management and policy administration are recognised as revenue when related services are provided.

Claims paid include maturities, annuities, surrenders and deaths. Maturity claims are recorded on the policy maturity date. Annuity claims are recorded when the annuity becomes due for payment. Surrenders are recorded when paid, and death claims are recorded when notified.

Premiums and claims include receipts and payments on deposit style ‘investment contracts’ where the insurance risk in the contracts is insignificant.

Acquisition costs

Costs of acquiring new business, principally commissions, marketing and advertising costs and certain other costs associated with policy issuance and underwriting that are not reimbursed by policy charges are specifically identified and capitalised as deferred acquisition costs (DAC), which are included as an asset in the balance sheet. The DAC asset is amortised against margins in future revenues on the related insurance policies, to the extent that the amounts are recoverable out of the margins. Recoverability of the unamortised DAC asset is assessed at the time of policy issue, and reviewed if profit margins have declined.

2005

For 2005, the recognition basis in the income statement remains the same except for investment contracts which do not contain discretionary participating features, where the accounting reflects the deposit nature of the arrangement, with premium and claims reflected as deposits and withdrawals taken directly to the balance sheet.

Under IFRS, investment contracts (excluding those with discretionary participation features) are required to be accounted for as financial liabilities in accordance with IAS 39 and, where relevant, the provisions of IAS 18, in respect of the attaching investment management features of the contracts. The Group’s investment contracts primarily comprise of certain unit-linked savings contracts in the UK and Asia and contracts with fixed and guaranteed terms in the US (such as guaranteed investment contracts and annuity-certains).

Incremental, directly attributable acquisition costs relating to the investment management element of these contracts are capitalised and amortised in line with the related revenue. If the contracts involve up-front charges, this income is also deferred and amortised through the income statement in line with contractual service provision.

UK regulated with-profits funds

2004

The UK GAAP basis applied in 2004 was the MSB, which closely reflected the Peak 1 regulatory basis of the UK FSA.

Prudential’s long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group’s Asian operations and subject to local market and regulatory conditions. Such policies are called ‘with-profits’ policies. Prudential maintains with-profits funds within the Group’s long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders’ profits with respect to bonuses declared on with-profits business correspond to the shareholders’ share of the cost of bonuses as declared by the Board of directors. The shareholders’ share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

Annual bonuses are declared and credited each year to with-profits policies. The annual bonuses increase policy benefits and, once credited, become guaranteed. Annual bonuses are charged to the profit and loss account in the year declared. Final bonuses are declared each year and accrued for all policies scheduled to mature and death benefits expected to be paid during the next financial year. Final bonuses are not guaranteed and are only paid on policies that result from claims through the death of the policyholder or maturity of the policy within the period of declaration or by concession on surrender. No policyholder benefit provisions are recorded for future annual or final bonus declarations.

Conventional with-profits business

Future policyholder benefit provisions on conventional with-profits and other protection-type policies were calculated using the net premium valuation method. The net premium was calculated such that it would be sufficient at the outset of the policy to provide only for the discounted value of the original guaranteed death and maturity benefits on the chosen valuation assumptions. The provision was then calculated by subtracting the present value of future net premiums from the present value of future benefits (including vested bonuses) using a prudent discount rate.

Under the net premium valuation method, vested bonuses were included in the cash flows assessed but future allocations of bonuses are not included explicitly, although they were implicitly taken into account in the discount rate used, which was based on the return available on suitable investments. The detailed methodology for UK companies is included in regulations contained in the FSA rules. In particular, the returns available from equity and property assets are based on expected income and/or earnings and no allowance was made for potential future capital growth.

Accumulating with-profits business

For accumulating with-profits business, the calculation of the long-term business provision was based on a gross premium bonus reserve valuation. In general terms, a gross premium valuation basis is one in which the premiums brought into account are the full amounts receivable under the contract. The method included explicit estimates of premiums, expected claims, future regular bonuses, costs of maintaining contracts and future renewal expenses. Cash flows were discounted at the valuation rate of interest. The methodology for UK companies is included in the FSA rules. The discount rate was based on the expected return on the assets deemed to back the liabilities as prescribed by the FSA rules.

For PAC business, the calculation was based on a valuation under which future reversionary bonuses were added to the guaranteed liabilities existing at the valuation date. The provision was then calculated as the present value of future policyholder benefits plus the present value of future expenses, without assumption for withdrawals.

An addition was made in respect of future premiums if this produced a higher provision. The assumptions to which the estimation of the long-term business provision was particularly sensitive included the assumed future reversionary bonuses, the interest rate used to discount the provision, the assumed future per policy expenses and the assumed future mortality experience of policyholders.

For PAC business, the provision was taken as the lower of:

• The accumulated fund or the value at the bid price of the notional number of units allocated to policyholders, in both cases excluding final bonus; and

• the surrender or transfer value which, having regard to policyholders’ reasonable expectations, would be payable at the valuation date, or, if greater, the value of the guaranteed liabilities excluding final bonus calculated on a gross premium bonus reserve method.

The amounts shown in the consolidated balance sheet for the year ended 31 December 2004, for with-profits contracts and unallocated surplus of the PAC with-profits fund have been determined in accordance with the MSB. With the exception of minor accounting adjustments, the technical provisions reflect the UK regulatory basis of reporting that has applied for many years, and which effectively constitutes the Peak 1 basis under the new FSA regime.

2005

For 2005, the basis described above has been replaced under a policy improvement to align with the UK accounting standard FRS 27, ‘Life Assurance’.

FRS 27 is underpinned by the FSA’s Peak 2 basis of reporting. This Peak 2 basis, which came into effect for the first time for 2004 regulatory reporting, requires the value of liabilities to be calculated as:

• A with-profits benefits reserve (WPBR); plus

• future policy related liabilities (FPRL); plus

• the realistic current liabilities of the fund.

The WPBR is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future policyholder benefits and other outgoings. By contrast, the Peak 1 basis addresses, at least explicitly, only declared bonuses.

The FPRL must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charges, and this amount is determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities. Under the Peak 1 basis there is an allowance on a deterministic basis for the intrinsic value of these costs.

The assumptions used in the stochastic models are calibrated to produce risk-free returns on each asset class. Volatilities of, and correlations between, investment returns from different asset classes are as determined by the Group’s Portfolio Management Group but are also market consistent.

The cost of guarantees, options and smoothing is very sensitive to the bonus, market value reduction (MVR) and investment policy the Company employs and therefore the stochastic modelling incorporates a range of management actions that would help to protect the fund in adverse scenarios. Substantial flexibility has been included in the modelled management actions in order to reflect the discretion that the Company retains in adverse investment conditions, thereby avoiding the creation of unreasonable minimum capital requirements. The management actions assumed are consistent with management’s policy for with-profits funds and the disclosures made in the publicly available Principles and Practices of Financial Management.

Under FRS 27, the main changes that are required for UK with-profits funds are:

• Derecognition of deferred acquisition costs and related deferred tax; and

• replacement of MSB liabilities for with-profits business with adjusted realistic basis liabilities.

Adjusted realistic basis liabilities represent the Peak 2 basis realistic liabilities for with-profits business included in Form 19 of the FSA regulatory returns, but after excluding the element for the shareholders’ share of the future bonuses. This latter item is recognised as a liability for the purposes of regulatory returns but, for accounting purposes under FRS 27, consistent with the current basis of financial reporting, shareholder transfers are recognised only on declaration.

Unallocated surplus

The unallocated surplus represents the excess of assets over policyholder liabilities for the Group’s with-profits funds. In 2005, as allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation on investments.

Other insurance contracts (contracts which contain significant insurance risk as defined under IFRS 4)

UK GAAP has been applied in both 2004 and 2005. UK GAAP for these contracts reflects the MSB. Under this basis the following approach applies.

UK insurance contracts

Other UK insurance contracts, including unit-linked contracts, that contain significant insurance risk, are accounted for consistently in 2004 and 2005. Segregated accounts are established for linked business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year. Mortality rates used in establishing policyholder benefit provisions were based on published mortality tables adjusted to reflect actual experience.

Overseas subsidiaries

Results of overseas subsidiaries are determined initially using local GAAP bases of accounting with subsequent adjustments where necessary to comply with the Group’s accounting policies.

Jackson National Life

The future policyholder benefit provisions for JNL’s conventional protection-type policies are determined using the net level premium method under US GAAP principles and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviations. For non-conventional protection-type policies, the policyholder benefit provision included within policyholder liabilities in the consolidated balance sheet is the policyholder account balance.

For the business of JNL, the determination of the expected emergence of margins, against which the amortisation profile of the DAC asset is established, is dependent on certain key assumptions. For single premium deferred annuity business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. For variable annuity business, the key assumption is the expected long-term level of equity market returns which, for 2005 and 2004, was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on fee income and the required level of provision for guaranteed minimum death benefit claims.

In 2005, JNL accounts for the majority of its investment portfolio on an available-for-sale basis (see investment policies above) whereby unrealised gains and losses are recognised directly in equity. As permitted by IFRS 4, JNL has used shadow accounting. Under shadow accounting, to the extent that recognition of unrealised gains or losses on available-for-sale securities causes adjustments to the carrying value and amortisation patterns of deferred acquisition costs and deferred income, these adjustments are recognised directly in equity to be consistent with the treatment of the gains or losses on the securities.

Asian operations

The future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. For the Hong Kong business, which is a branch of the PAC, and the Singapore and Malaysian operations the valuation principles and sensitivities to changes of assumptions of conventional with-profits and other protection-type policies are similar to those described above for equivalent products written by the UK operations.

For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate proxy to local GAAP. The future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.

Although the basis of valuation of Prudential’s overseas operations is in accordance with the requirements of the Companies Act 1985 and ABI SORP, the valuation of policyholder benefit provisions for these businesses may differ from that determined on a UK MSB for UK operations with the same features.

Liability adequacy

The Group performs liability adequacy testing on its insurance provisions to ensure that the carrying amounts of provisions (less related deferred acquisition costs and present value of in-force business – see policy on Business Acquisitions and Disposals) is sufficient to cover current estimates of future cash flows. When performing the liability adequacy test, the Group discounts all contractual cash flows and compares this amount to the carrying value of the liability. Any deficiency is immediately charged to the income statement.

Reinsurance

In the normal course of business, the Group seeks to reduce loss exposure by reinsuring certain levels of risk in various areas of exposure with other insurance companies or reinsurers. An asset or liability is recognised in the consolidated balance sheet representing premiums due to or payments due from reinsurers, and the share of losses recoverable from reinsurers. The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts.

Gains arising on the purchase of reinsurance contracts by JNL are deferred and amortised over the contract duration. Any loss is recognised in the income statement immediately.

Investment contracts (contracts which do not contain significant insurance risk as defined under IFRS 4)

For investment contracts with discretionary participation features, the accounting basis in 2005 and 2004 is consistent with the accounting for similar with-profits insurance contracts. For investment contracts without discretionary participation features, UK GAAP has been applied for 2004. For 2005, investment contracts are accounted for on a basis that reflects the hybrid nature of the arrangements whereby part is accounted for as a financial instrument under IAS 39 and the investment management service component is accounted for under IAS 18 as described in note A6.

For those investment contracts in the US with fixed and guaranteed terms, the Group uses the amortised cost model to measure the liability. On contract inception the liability is measured at fair value less incremental, directly attributable, acquisition costs. Remeasurement at future reporting dates is on an amortised cost basis utilising an effective interest rate methodology whereby the interest rate utilised discounts to the net carrying amount of the financial liability.

Those investment contracts without fixed and guaranteed terms are designated at fair value through profit and loss. Fair value is based upon the fair value of the underlying assets of the fund. Where the contract includes a surrender option its carrying value is subject to a minimum carrying value equal to its surrender value.

(iii) Other assets, liabilities, income and expenditure

All other items are accounted for in both the 2004 and 2005 results and notes on the financial statements under the relevant IFRS standard.

Basis of consolidation

The Group consolidates those entities it is deemed to control. The degree of control is determined by the ability of the Group to govern the financial and operating policies of an entity in order to obtain benefits. Consideration is made of other factors such as potential voting rights.

The Group has consolidated some special purpose entities (SPE), such as funds holding collateralised debt obligations (CDO) where equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. These SPEs are consolidated because the Group is deemed to control them under IFRS.

Where the Group holds investments in Open-ended Investment Companies (OEICs) and unit trusts and the Group’s ownership share falls marginally below 50 per cent due to the fluctuating nature of the internal and external participation in these vehicles, the Group will continue to consolidate the OEIC or unit trust when the fall in percentage ownership below 50 per cent is deemed to be temporary.

Where the Group exercises significant influence or has the power to exercise significant influence over an entity, generally through ownership of 20 per cent or more of the entity’s voting rights, but does not control the entity then this is considered to be an investment in an associate. With the exception of those referred to below, the Group’s investments in associates are recorded at the Group’s share of the associate’s net assets. The carrying value of investments in associates is adjusted each year for the Group’s share of the entities’ profit or loss. This does not apply to investments in associates held by the Group’s insurance or investment funds including the venture capital business or mutual funds and unit trusts, which are carried at fair value through profit and loss.

The Group’s investments in joint ventures are recognised using proportional consolidation whereby the Group’s share of an entity’s individual balances are combined line-by-line with similar items into the Group financial statements.

Other interests in entities, where significant influence is not exercised, are carried as investments at fair value through profit and loss.

The consolidated financial statements of the Group include the assets, liabilities and results of the Company and subsidiary undertakings in which Prudential has a controlling interest, using accounts drawn up to 31 December 2005 except where entities have non-coterminous year ends. In such cases, the information consolidated is based on the accounting period of these entities and is adjusted for material changes up to 31 December. Accordingly, the information consolidated is deemed to cover the same period for all entities throughout the Group. The results of subsidiaries are included in the financial statements from the date acquired to the effective date of disposal. All inter-company transactions are eliminated on consolidation. Results of investment management activities include those for managing internal funds.

Investment properties

Investments in tenant occupied leasehold and freehold properties are carried at fair value, with changes in fair value included in the income statement. Properties are valued annually either by the Group’s qualified surveyors or professional external valuers using The Royal Institution of Chartered Surveyors (RICS) guidelines. The RICS guidelines apply separate assumptions to the value of the land, buildings, and tenancy associated with each property. Each property is externally valued at least once every three years. The cost of additions and renovations is capitalised and considered when estimating fair value.

Leases of investment property where the Group has substantially all the risks and rewards of ownership are classified as finance leases (leasehold property). Finance leases are capitalised at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Where a lease has a contingent rent element, the rent is calculated in accordance with individual lease terms and charged as an expense as incurred.

Pension schemes

The Group operates a number of pension schemes around the world. The largest of these schemes is the PSPS, a defined benefit scheme. The Group also operates defined contribution schemes. Defined contribution schemes are schemes where the Company pays contributions into a fund and the Company has no legal or constructive obligation to pay further contributions should the assets of that fund be insufficient to pay the employee benefits relating to employee service in both current and prior periods. Defined benefit schemes are post-employment benefits plans that are not defined contribution schemes.

For the Group’s defined benefit schemes, if the present value of the defined benefit obligation exceeds the fair vale of the schemes assets, then a liability is recorded in the Group’s balance sheet. The Group utilises the projected unit credit method to calculate the defined benefit obligation. Estimated future cash flows are then discounted at a high-quality corporate bond rate to determine its present value. These calculations are performed by independent actuaries.

The plan assets of the Group’s pension schemes exclude several insurance contracts that have been issued by the Group. These assets are excluded from plan assets in determining the pension obligation recognised in the consolidated balance sheet.

The aggregate of the actuarially determined service costs of the currently employed personnel and the unwind of discount on liabilities at the start of the period, less the expected investment return on scheme assets at the start of the period, is charged to the income statement. Actuarial gains and losses as a result of changes in assumptions or experience variances are also charged or credited to the income statement.

Contributions to the Group’s defined contribution schemes are expensed when due. Once paid, the Group has no further payment obligations. Any prepayments are reflected as an asset on the balance sheet.

Share-based payments

The Group offers share award and option plans for certain key employees and a Save As You Earn plan (SAYE) plan for all UK and certain overseas employees. The arrangements for distribution to employees of shares held in trust relating to share award plans and for entitlement to dividends depend upon the particular terms of each plan. Shares held in trust relating to these plans are conditionally gifted to employees.

The compensation expense charged to the income statement is primarily based upon the fair value of the options granted, the vesting period and the vesting conditions. The Group revises its estimate of the number of options likely to be exercised at each balance sheet date and adjusts the charge to the income statement accordingly. Where the share-based payment depends upon vesting outcomes attaching to market-based performance conditions, additional modelling is required to take into account these conditions which effectively estimates the number of shares expected to vest. No subsequent adjustment is then made to the fair value charge for awards that do not vest on account of these performance conditions not being met.

The Company has established trusts to facilitate the delivery of Prudential plc shares under employee incentive plans and savings-related share option schemes. The cost to the Company of acquiring these treasury shares held in trusts is shown as a deduction from shareholders’ equity.

Tax

The Group’s UK subsidiaries each file separate tax returns. JNL and other foreign subsidiaries, where permitted, file consolidated income tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75 per cent owned subsidiary of another UK company or both are 75 per cent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for purposes of determining current and deferred taxes.

Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

Deferred taxes are provided under the liability method for all relevant temporary differences, being the difference between the carrying amount of an asset or liability in the balance sheet and its value for tax purposes. IAS 12, ‘Income Taxes’ does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. The tax effects of losses available for carry forward are recognised as an asset. Deferred tax assets are only recognised when it is probable that future taxable profits will be available against which these losses can be utilised. Deferred tax related to charges or credits taken directly to equity is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

The tax charge for long-term business includes tax expense on with-profits funds attributable to both the policyholders and the shareholders. Different tax rules apply under UK law depending upon whether the business is life insurance or pension business. Tax on the life insurance business is based on investment returns less expenses attributable to that business. Tax on the pension business is based on the shareholders’ profits or losses attributable to that business. The shareholders’ portion of the long-term business is taxed at the shareholders’ rate with the remaining portion taxed at rates applicable to the policyholders.

Property, plant and equipment

All property, plant and equipment such as owner occupied property, computer equipment and furniture and fixtures, are carried at depreciated cost. Costs including expenditure directly attributable to the acquisition of the assets are capitalised. Depreciation is calculated and charged on a straight-line basis over an asset’s estimated useful life. The residual values and useful lives are reviewed at each balance sheet date. If the carrying amount of an asset is greater than its recoverable amount then its carrying value is written down to that recoverable amount.

Leasehold improvements to owner occupied property are depreciated over the life of the lease. Assets held under finance leases are capitalised at their fair value.

Business acquisitions and disposals

Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The excess of the costs of acquisition over the fair value of the acquired entity is recorded as goodwill. Should the fair value of the identifiable assets and liabilities of the entity exceed the cost of acquisition then this is recognised immediately in the income statement. Income and expenses of acquired entities are included in the income statement from the date of acquisition. Revenues and expenses of entities sold during the period are included in the income statement up to the date of disposal. The gain or loss on disposal is calculated as the difference between sale proceeds net of selling costs less the net assets of the entity at the date of disposal.

For life insurance company acquisitions, the adjusted net assets include an identifiable intangible asset for the present value of in-force business which represents the profits that are expected to emerge from the acquired insurance business. The present value of in-force business is calculated using best estimate actuarial assumptions for interest, mortality, persistency and expenses and is amortised over the anticipated lives of the related contracts in the portfolio. An intangible asset may also be recognised in respect of acquired investment management contracts representing the fair value of contractual rights acquired under these contracts.

The Company uses the economic entity method to purchase minority interests. Under the economic entity method any difference between consideration and the share of net assets acquired is recorded directly in equity.

Goodwill

Goodwill arising on acquisitions of subsidiaries and businesses is capitalised and carried on the Group balance sheet as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment. For the purposes of impairment testing, goodwill is allocated to cash generating units. These cash generating units reflect the smallest group of assets that includes the goodwill and generates cash flows that are largely independent of the cash inflows from other groups of assets. If the carrying amount of the cash generating unit exceeds its recoverable amount then the goodwill is considered impaired. Impairment losses are recognised immediately in the income statement and may not be reversed in future periods.

Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition.

Rights of offset

Assets and liabilities in the consolidated financial statements are only reported on a net basis when there is a legally enforceable right to offset and there is an intention to settle on a net basis.

Segments

In accordance with IAS 14, ‘Segment Reporting’ the Group reports its results and certain other financial information by primary and secondary segments. The Group’s primary segments are its business segments, namely, long-term business, banking and broker-dealer and fund management. The Group’s secondary segments are its geographical segments, namely, UK, US and Asia.

Shareholders’ dividends

Dividends to shareholders are recognised as a liability in the period in which they are declared. Where scrip dividends are issued, the value of such shares, measured as the amount of the cash dividend alternative, is credited to reserves and the amount in excess of the nominal value of the shares issued is transferred from the share premium account to retained earnings.

Share capital

Where there is no obligation to transfer assets, shares are classified as equity. The difference between the proceeds received on issue of the shares, net of share issue costs, and the nominal value of the shares issued, is credited to share premium. Where the Company purchases shares for the purposes of employee incentive plans, the consideration paid, net of issue costs, is deducted from retained earnings. Upon issue or sale any consideration received is credited to retained earnings net of related costs.

Foreign exchange

The Group’s consolidated financial statements are presented in pound sterling, the Group’s presentation currency. Accordingly, the results and financial position of foreign subsidiaries must be translated into the presentation currency of the Group from their functional currencies i.e. the currency of the primary economic environment in which the entity operates. All assets and liabilities of foreign subsidiaries are converted at year end exchange rates whilst all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these currency translations is recorded as a separate component of equity.

Foreign currency borrowings that have been used to provide a hedge against Group equity investments in overseas subsidiaries, are translated at year end exchange rates and taken directly to shareholders’ equity. Other foreign currency monetary items are translated at year end exchange rates with changes recognised in the income statement. Foreign currency transactions are translated at the spot rate prevailing at the time.

(iv) Presentation of supplementary analysis of profit before tax attributable to shareholders

The Group provides supplementary analysis of profit before tax attributable to shareholders that distinguishes operating profit based on longer-term investment returns from other constituent elements of the total profit. As a result of the differences described above, in respect of adoption of the standards IAS 32, IAS 39 and IFRS 4 from 1 January 2005, the 2004 analysis is prepared on an inconsistent basis from that in 2005 and those intended to be presented in future years. The key area of difference relates to the valuation basis of derivatives and debt securities of JNL as described in section B1.

Operating profit based on longer-term investment returns

Previously under UK GAAP, the Group used operating profit based on longer-term investment returns before amortisation of goodwill as a supplemental measure of its results. For the purposes of measuring operating profit, investment returns on shareholder-financed business were based on the expected longer-term rates of return. For debt securities, the longer-term returns (including losses arising on the recognition of permanent diminutions in value) were averaged over five years for inclusion in operating profit.

Under IFRS, the Group continues to use operating profit based on longer-term investment returns as a supplemental measure of its results as explained in notes A3 and A6. For the purposes of measuring operating profit based on longer-term investment returns, investment returns on shareholder-financed business continue to be based on the expected longer-term rate of return. However, for debt securities, the five year averaging approach described above has been replaced with a basis that more closely reflects longer-term experience. The amounts included in operating results for longer-term capital returns for debt securities comprise two components. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured. This change has been applied following a comprehensive review of the Group’s accounting policies and is unrelated to the requirements of IFRS. The change is of most importance to the determination of the operating result based on longer-term investment returns of JNL. Total profits are unaffected by the change of basis of determining longer-term investment returns.

Items excluded from operating profit based on longer-term investment returns

Items excluded from operating profit based on longer-term investment returns but included in profit before tax attributable to shareholders of continuing operations, include goodwill impairment charges, short-term fluctuations in investment returns (i.e. actual less longer-term returns), actuarial gains and losses on defined benefit pension schemes and exceptional items.

With the exception of derivatives used for managing equity exposure, value movements on derivatives held by JNL are included within short-term fluctuations. For the purposes of distinguishing actuarial gains and losses on defined benefit pension schemes in this analysis, plan assets include Prudential policies held by the schemes.

A5: Changes from previous accounting basis and reconciliation to previously published 2004 results on first-time adoption of IFRS

The changes of accounting policies from those applied for UK GAAP that arise on the conversion to IFRS basis reporting are numerous and extend to many elements of income, expenditure, assets and liabilities. The policy changes from the previously published 2004 UK GAAP audited financial statements which are of significance to reported results are detailed below. These changes affect the basis of preparation for the results for 2004, 2005 and, subject to policy changes, future accounting periods. In addition to these changes, significant additional policy changes arose in 2005. These additional changes are not required to be retrospectively applied to the 2004 results. The additional changes that affect the 2005 results are described in note A6.

Basis of preparation

Under UK GAAP, the Group’s consolidated financial statements were previously prepared in accordance with applicable accounting standards under UK GAAP including being in accordance with the SORP issued in November 2003 by the ABI.

The date of adoption of IFRS is 1 January 2004. As at that date the Group has applied all International Accounting Standards Board (IASB) standards on a basis prescribed or permitted by those standards in the preparation of its consolidated financial statements.

In general, a Group is required to determine its IFRS accounting policies and apply those retrospectively to determine its opening balance sheet under IFRS. However, in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain optional exemptions from full retrospective application of IFRS.

Significant exemptions from full retrospective application elected by the Group are as follows:

Business combinations

The Group has elected not to apply retrospectively the provisions of IFRS 3, ‘Business Combinations’ to business combinations that occurred prior to 1 January 2004. At the date of adoption, therefore, no adjustment was made between UK GAAP and IFRS shareholders’ equity for any historical business combination. Consistent with this approach, goodwill recognised in the opening balance sheet at 1January 2004 for acquired businesses that have previously been consolidated, is the same as previously shown under UK GAAP. Goodwill on newly consolidated entities, for example on venture subsidiaries of the PAC with-profits fund, is determined by reference to net identifiable assets at transition date.

Comparatives

The Group has taken advantage of the exemption within IFRS that allows comparative information presented in the first year of adoption of IFRS not to comply with the standards IAS 32, IAS 39 and IFRS 4.

Consolidation principles

Inter-company transactions

Previously, under UK GAAP, all inter-company transactions were eliminated on consolidation except for investment management fees charged by M&G and the Group’s US and Asia fund management operations to long-term business funds.

Under IFRS, all inter-company transactions are eliminated on consolidation. Investment management fees charged by M&G, and the Group’s US and Asia fund management operations to long-term business funds are recorded within inter-segment revenue and expenditure as set out in note D but eliminated on consolidation in the income statement.

Entities subject to consolidation

Previously, under UK GAAP, the assets and liabilities and results of entities were consolidated where Prudential had a controlling interest under the terms of Companies Act legislation, FRS 2, ‘Accounting for Subsidiary Undertakings’ and other relevant UK GAAP interpretations.

Entities are consolidated under IFRS if they fall within the scope of IAS 27, ‘Consolidated and Separate Financial Statements’ and the IFRIC interpretation, SIC 12, ‘Consolidation – Special Purpose Entities’, of the IASB. Under IFRS, certain investment vehicles are newly consolidated due to the requirements differing from UK GAAP.

Basis of presentation of tax charges

Historically, under Companies Act requirements, tax charges attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies were charged, together with tax charges attributable to the long-term business result attributable to shareholders, as an expense in the long-term business technical account of the profit and loss account. In the non-technical section (i.e. the summary profit and loss section attributable to shareholders) the post-tax balance transferred from the long-term business technical account was grossed up by attributable shareholder tax to derive the pre-shareholder tax long-term business result. Tax charges in the non-technical account reflected the aggregate of the shareholder tax on the long-term business result and on the Group’s other results.

Under UK Listing Authority rules, profit before tax is required to be presented. This requirement, coupled with the fact that IFRS does not contemplate tax charges which are attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies, necessitates the reporting of total tax charges within the presented results. The result before all taxes i.e. ‘profit before tax’ as shown in the income statement represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. Separately, within the income statement ‘profit before tax attributable to shareholders’ is shown after deduction of taxes attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. Tax charges on this measure of profit reflect the tax charges attributable to shareholders. In determining the tax charges attributable to shareholders, the Group has applied a methodology consistent with that previously applied under UK GAAP reflecting the broad principles underlying the tax legislation of life assurance companies.

Pension costs

Under UK GAAP, the Group applied the provisions of SSAP 24, ‘Pension Costs’. Consistent with the surplus financial position of the PSPS (which accounts for 90 per cent of the liabilities of the Group’s defined benefit pension schemes) at 5 April 2002, which was at the time when the scheme was last subject to a full triennial actuarial valuation, and the scheme rules over minimum levels of funding, no SSAP 24 basis prepayment or provision has been reported in the Group’s UK GAAP balance sheet. Additional disclosures were made in the notes to the Group’s financial statements concerning the Group’s UK defined benefit schemes, applying the methodology prescribed by FRS 17, ‘Retirement Benefits’.

Under IAS 19, ‘Employee Benefits’, the impact of the surplus or deficit of defined benefit pension schemes on the consolidated net assets of the Group is determined by the difference between the fair value of assets held within the schemes and the net present value of projected future cash flows based on accrued liabilities. The net present value is determined by applying a discount rate based on the yield at the balance sheet date on high-quality corporate bonds.

The deficits on the Group’s defined benefit pension schemes are apportioned between shareholders’ equity and unallocated surplus of the PAC with-profits fund based on the weighted cumulative activity attaching to the contributions paid into the schemes in the past. For the PSPS scheme for 2004 it was estimated that 80 per cent of the deficit was attributable to the PAC with-profits sub-fund and 20 per cent to shareholder-backed operations. For 2005, following further detailed consideration of the sourcing of previous contributions by group companies and funds, the ratio has been altered to 70/30 for the allocation of the deficit between the PAC with-profits sub-fund and shareholder-backed operations.

The IFRS income statement charge for pension costs normally comprises two items, namely:

(a) The aggregate of the actuarially determined service cost of the currently employed personnel, the unwind of discount on liabilities at the start of the year, less the expected investment return on the scheme assets at the start of the reporting year; and

(b) Actuarial gains and losses. These gains and losses arise from changes in assumptions, the difference between actual and expected investment return on the scheme assets, and experience gains and losses on liabilities.

For 2005, additional gains and losses have been recognised as explained in note B1.

Goodwill

Under UK GAAP, with effect from 1 January 1998, goodwill arising from acquisitions was recognised as an asset on the balance sheet and amortised through the consolidated profit and loss account on a straight-line basis over its estimated useful life, not exceeding 20 years. Prior to 1 January 1998, goodwill relating to acquisitions was charged directly to shareholders’ funds. As permitted under the transitional arrangements of FRS 10, ‘Goodwill and Intangible Assets’, amounts previously charged to shareholders’ funds were not reinstated as assets in the UK GAAP balance sheet.

Under IFRS, subject to reassessment of previously recognised assets and liabilities in accordance with IFRS 1, the goodwill balance at 1 January 2004 reflects the carrying value of UK GAAP goodwill for previously consolidated entities at that date on the basis described above, as well as goodwill on certain newly consolidated entities. Under IFRS, goodwill is no longer amortised. However, impairment testing is required annually and on adoption. In addition, as prescribed by IFRS 1. Goodwill previously charged to shareholders’ funds on transition is not transferred to the income statement upon disposal of the relevant entity. For 2005, an impairment charge in respect of goodwill attaching to the Japan life insurance business was required.

Share-based payments

The Group offers share awards and option plans for certain key employees and a SAYE plan for all UK and certain overseas employees. The arrangements for distribution to employees of shares held in trusts relating to share award plans and for entitlement to dividends depend upon the particular terms of each plan. Shares held in trusts relating to non-SAYE plans are conditionally gifted to employees. Previously, under UK GAAP, compensation for non-SAYE plans was recorded over the periods to which share awards or options were earned based on intrinsic value. No costs were required to be recorded for SAYE plans.

Under IFRS, share-based payments are accounted for on a fair value basis. The fair value is recognised in the income statement over the relevant vesting period and adjusted for lapses and forfeitures with the number of shares expected to lapse or be forfeited estimated at each balance sheet date prior to the vesting date. The only exception is where the share-based payment depends upon vesting outcomes attaching to market-based performance conditions such as in the case of the Restricted Share Plan (RSP). Under these circumstances additional modelling is required to take into account these market-based performance conditions which effectively estimate the number of shares expected to vest. No subsequent adjustment is then made to the fair value charge for shares that do not vest on account of these performance conditions not being met.

Shareholders’ dividends

Previously, under UK GAAP, shareholders’ dividends were accrued in the period to which they related regardless of when they were declared. Under IFRS, dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes the final dividend in respect of the prior year.

Reconciliation of income statement for 2004

The following table reconciles the income statement for the year ended 31 December 2004 as previously published under UK GAAP to the IFRS basis income statement for that year as presented in the comparatives to the 2005 income statement.

	IFRS adjustments
			Recognition,
		Presentation	measurement
		of UK GAAP	and other
	UK GAAP	in IFRS format	changes	IFRS
Year ended 31 December 2004	(note i)	(note i)	(notes ii and iii)	basis
	£m	£m	£m	£m
Earned premiums, net of reinsurance	16,099	53		16,152
Investment income	13,917	2,082	(249)	15,750
UK fund management result	136	(136)		0
US broker-dealer and fund management result	(14)	14		0
Asia fund management result	19	(19)		0
UK banking result (continuing operations)	63	(63)		0
Other income		773	1,229	2,002
Total revenue	30,220	2,704	980	33,904
Benefits and claims and movement in unallocated surplus of with-profits funds	(26,598)	(83)	88	(26,593)
Acquisition costs and other operating expenditure	(2,069)	(2,434)	(1,060)	(5,563)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(187)		(187)
Amortisation of goodwill (continuing operations)	(94)	0	94	0
Total charges	(28,761)	(2,704)	(878)	(32,343)
Profit before tax*	1,459		102	1,561
Tax attributable to policyholder’s returns	(701)		(10)	(711)
Profit before tax attributable to shareholders	758		92	850
Tax expense	(947)		(4)	(951)
Less: tax attributable to policyholders’ returns	701		10	711
Tax attributable to shareholders’ profit	(246)		6	(240)
Profit from continuing operations after tax	512		98	610
Discontinued operations (net of tax)	(94)			(94)
Profit for the year	418		98	516

Attributable to:
Equity holders of the Company	428		89	517
Minority interests	(10)		9	(1)
Profit for the year	418		98	516

*Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders’ profits.

Notes

(i) UK GAAP results

The UK GAAP basis results shown above reflect those previously recorded in the technical accounts and non-technical account of the Group’s profit and loss account under Companies Act requirements. These results are then reconfigured to be consistent with the format applied for reporting in the Group’s 2005 financial statements under IFRS.

(ii) Recognition, measurement and other changes for results attributable to shareholders

Changes to profit from continuing operations (including actual investment returns) before and after tax attributable to shareholders, for 2004 reflect the effects of IFRS adoption. In summary the effects are for:

2004
£m
Egg - primarily relates to charges for share-based payments in respect of Egg shares	(2)
Additional pension costs and share-based payments costs in respect of Prudential plc shares not allocated by business unit	(4)
Amortisation of goodwill not applied under IFRS	94
Actuarial gains and losses of defined benefit schemes recognised under IFRS	(7)
Value movements of US investment funds newly consolidated under IFRS	2
Share of profits of venture investment companies and property partnerships of the PAC with-profits fund, newly consolidated under IFRS, that is attributable to external investors	9
Total changes before tax	92
Related tax attributable to shareholders	6
Total changes after tax	98

(iii) Recognition, measurement and other changes for results attributable to the with-profits funds

Changes to revenue, charges, and related tax of the Group’s with-profits funds principally relate to measurement differences on investments, consolidation criteria for venture fund and other investment subsidiaries, and pension cost accounting. These amounts have been reflected by changes of an equal and opposite amount to transfers to unallocated surplus with no net effect on shareholder results.

Reconciliations of equity and balance sheet

This table reconciles IFRS shareholders’ equity at 1 January 2004, the IFRS transition date, from that previously published under UK GAAP.

	Shareholders’	Minority	Total
At 1 January 2004	equity	interests	equity
	£m	£m	£m
Changes on adoption of statutory IFRS basis
Treasury shares adjustment for Prudential plc shares held by unit trusts newly consolidated under IFRS (note i)	(40)		(40)
Minority share of equity of consolidated venture investments companies and property partnerships of the PAC with-profits fund (note i)		32	32
Shareholders’ share of deficits (net of tax) of UK defined benefit pension schemes (note ii)	(110)		(110)
Timing difference on recognition of dividend declared after balance sheet date (note iii)	214		214
Other items	(11)	(2)	(13)
Total	53	30	83

Equity at 1 January 2004
As previously published under UK GAAP	3,240	107	3,347
As restated under IFRS	3,293	137	3,430

The following table provides a reconciliation of the summarised balance sheet at 31 December 2004 between previously published UK GAAP and the IFRS balance sheet included in the comparatives to the 2005 financial statements.

		Effect of changes on implementation of IFRS
		recognition and measurement changes
			Defined	Other
			benefit	recognition
		Newly	pension	and	Grossing-up
		consolidated	schemes	measurement	and other
		entities	accounting	changes	format	Total IFRS	IFRS
At 31 December 2004	UK GAAP	(note i)	(note ii)	(note iii)	changes	changes	basis
	£m	£m	£m	£m	£m	£m	£m
Assets
Goodwill:
Attributable to PAC with-profits fund		784				784	784
Attributable to shareholders	1,367			94		94	1,461
Investments: per IFRS balance sheet		1,963		35	162,388	164,386	164,386
Investments: per UK GAAP analysis (non-linked, linked and banking business assets)	129,468				(129,468)	(129,468)	0
Other items	43,741	1,477	102	50	(31,995)	(30,366)	13,375
Total assets	174,576	4,224	102	179	925	5,430	180,006

Equity and liabilities
Equity
Shareholders’ equity	4,281	(30)	(117)	355		208	4,489
Minority interests	71	68		(2)		66	137
Total equity	4,352	38	(117)	353		274	4,626
Liabilities
Banking customer accounts: per IFRS balance sheet					6,607	6,607	6,607
Banking business liabilities: per UK GAAP balance sheet	11,216				(11,216)	(11,216)	0
Policyholder liabilities and unallocated surplus of with-profits funds:
Technical provisions	129,101		(125)	8	78	(39)	129,062
Unallocated surplus of with-profits funds	16,686	(31)	(472)	(34)		(537)	16,149
Borrowings: per IFRS balance sheet:
Core structural borrowings of shareholder-financed operations					3,248	3,248	3,248
Operational borrowings attributable to shareholder-financed operations		972		9	5,440	6,421	6,421
Borrowings attributable to with-profits funds		1,888		105	144	2,137	2,137
Borrowings: per UK GAAP balance sheet (subordinated liabilities, debenture loans and other borrowings)	4,673				(4,673)	(4,673)	0
Dividend payable	253			(253)		(253)	0
Other non-insurance liabilities	8,295	1,357	816	(9)	1,297	3,461	11,756
Total liabilities	170,224	4,186	219	(174)	925	5,156	175,380
Total equity and liabilities	174,576	4,224	102	179	925	5,430	180,006

Notes

(i) Newly consolidated entities

Under IAS 27 and SIC 12, the Group is required to consolidate the assets and liabilities of certain entities which have previously not been consolidated. The principal change to shareholders’ equity arises from an adjustment in respect of Prudential plc shares held by unit trusts that are newly consolidated. These shares are accounted for as treasury shares and the cost of purchase of £44 million and £29 million is deducted from shareholders’ equity at 1 January 2004 and 31 December 2004 respectively. The change to the minority share of equity reflects external parties’ interest in consolidated venture investment companies and property partnerships of the PAC with-profits fund. Measurement changes to the carrying value of these companies that are attributable to the PAC with-profits fund share are reflected in unallocated surplus.

(ii) Defined benefit pension schemes accounting

Provisions for deficits on the Group’s defined benefit pension schemes are absorbed by the unallocated surplus of the PAC with-profits fund and shareholders’ funds on a basis that reflects the weighted cumulative activity attaching to the contributions paid in the past, and after deduction of deferred tax. The M&G scheme held Prudential Group insurance policies as scheme assets amounting to £125 million at 31 December 2004. The asset and liability are eliminated on consolidation.

(iii) Other recognition and measurement changes

Under IFRS, dividends declared after the balance sheet date are not recognised as a liability. In addition, subject to required impairment testing, goodwill under IFRS is the carrying value at adoption date as discussed above. Adjustments in the table include the write-back of amortisation previously charged under UK GAAP from 1 January 2004.

Cash flow

Under IFRS, the cash flow statement includes a number of format and presentational differences to that under UK GAAP. The most significant difference relates to long-term business fund cash flows.

Previously, under UK GAAP, the Group’s cash flow statement excluded the cash flows of long-term business funds, except for the transfer to shareholders’ funds. Under IFRS the cash flow statement comprises consolidated cash flows for the Group as a whole, including those of long-term business funds.

A6: Changes of accounting policy in 2005

The accounting policy changes from those applied previously for UK GAAP consist of those described in note A5 and the additional changes described in this note.

Adoption of IAS 32, IAS 39 and IFRS 4

As previously noted, the Group has chosen to apply the exemption within IFRS that allows comparative information presented in the first year of adoption of IFRS not to comply with IAS 32, IAS 39 and IFRS 4. These standards have been formally adopted on 1 January 2005. The principal effects of adopting these standards arises in the Group’s UK long-term business contracts, JNL’s debt securities and derivative instruments, and Egg’s banking assets, liabilities and derivatives positions.

Long-term business

On adoption of these standards, the measurement basis of assets and liabilities of long-term business contracts is dependent upon the classification of the contracts under IFRS 4 as either ‘insurance’ contracts, if the level of insurance risk in the contracts is significant, or ‘investment’ contracts, if the risk is insignificant. Insurance contracts are permitted to be accounted for under previously applied GAAP. The Group has chosen to apply this approach. However, as an improvement to accounting policy, permitted by IFRS 4, the Group has applied the requirements of the UK standard FRS 27 to its UK with-profits funds as explained in note A4. For those ‘investment’ contracts with discretionary participation features, IFRS 4 also permits the continued application of previously applied GAAP. The Group has chosen to apply this approach.

For those ‘investment’ contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to the assets and liabilities attaching to the contract that may diverge from those previously applied under UK GAAP. The changes primarily arise in respect of deferred acquisition costs, deferred income reserves and provisions for future expenses commonly called ‘sterling reserves’.

Under UK GAAP, acquisition expenses are deferred with amortisation on a basis commensurate with the anticipated emergence of margins under the contract. Under IFRS, incremental costs that are directly attributable to securing investment management contracts are recognised as an asset that represents the entity’s contractual right to benefit from providing investment management services and is amortised as the entity recognises the related revenue. IAS 18 further reduces the costs potentially capable of deferral to incremental costs only. Deferred acquisition costs are amortised to the income statement in line with service provision.

Deferred income provisions for front-end fees and similar arrangements are required to be established for investment management contracts under IAS 18 with amortisation over the expected life of the contract in line with service provision. In contrast to UK GAAP, sterling reserves are not permitted to be recognised under IFRS. An additional feature is that investment contracts are closer in nature to a deposit style arrangement between the investors and the Company. Under IFRS, premiums and withdrawals for these contracts are recorded within the balance sheet directly as a movement on the investors liability. After making these and other consequential changes, the IFRS income statement reflects fee income on the contracts, expenses and taxation rather than the UK GAAP basis profit and loss account.

The investment contract classification applies primarily to certain unit-linked and similar contracts in the UK insurance operations and guaranteed investment contracts (GICs) of JNL. Significant differences between the timing of recognising profits under UK GAAP and IFRS bases are confined to the UK contracts only.

JNL debt securities and derivative instruments

Under IAS 39, except for loans and receivables, and unless designated under the very restrictive held-to-maturity classification on an asset by asset basis, most financial assets, including all derivatives, are measured at fair value. To this extent IAS 39 is consistent with the basis of valuation applied under UK GAAP for most financial assets of the Group’s UK and Asian insurance operations. On application of IAS 39, movements in the fair value of investments are recorded either in the income statement or directly in equity, depending upon the designation and the application of hedge accounting rules. Derivative instruments are carried at fair value with value movements being recorded in the income statement. Hedge accounting, whereby value movements on derivatives and hedged items are recorded together in the income statement, is permissible only if certain criteria are met regarding documentation and continued measurement of hedge effectiveness.

The changes from UK GAAP to the basis applied from 1 January 2005 arising from these valuation requirements are concentrated on the accounting for the investments and derivatives of JNL. Previously, the debt securities of JNL, unless impaired, were accounted for at amortised cost with derivatives similarly treated. On adoption of IAS 39, the Group has decided to account for JNL’s debt securities on an available-for-sale basis whereby the debt securities are accounted for at fair value with movements in fair value being recorded in the statement of changes in equity i.e. directly to shareholders’ reserves rather than the income statement. Value movements for JNL’s derivatives are, however, recorded in the income statement as required by IAS 39.

The Group has decided not to seek to hedge account for the majority of JNL’s derivatives under IAS 39. To do so would require a wholesale reconfiguration of JNL’s derivative book into much smaller components than currently applied by JNL through its economic hedge programme, accompanied by an extra layer of hedging instruments beyond what is economically rational.

Egg

The changes of policy for Egg arising from the adoption of IAS 39 arise primarily in respect of determination of effective interest rates, impairment losses on loans and advances to customers, carrying values of wholesale financial instruments and equity savings products.

For credit card receivables, under UK GAAP, the carrying amount of credit card receivables with low or zero rate interest on balance transfers are carried at cost with interest being accrued at 0 per cent during the incentive period and then at the standard rate thereafter. Under IAS 39, these receivables are measured on an amortised cost basis.

For loans and advances to customers, specific and formulated provisions are raised against non-performing loans and a general provision against the balance. Under IAS 39, an impairment loss is only recognised when there is objective evidence that a debt is impaired.

Wholesale instruments, under UK GAAP, were previously accounted for on an amortised cost basis. Under IAS 39, certain wholesale financial instruments are required to be measured at fair value, and depending on whether they have been classified as fair value through the profit and loss or available-for-sale, the changes in fair value are recognised in the income statement or in equity respectively. The adjustments for wholesale financial instruments also include the impact of designating some of Egg’s derivatives as cash flow hedges.

Certain equity savings products contain embedded derivatives. These contracts have been separated under IFRS with the host contract accounted for on an amortised cost basis and the embedded derivatives on a fair value basis.

The following table demonstrates the effects of adoption of IAS 32, IAS 39 and IFRS 4 on the IFRS balance sheet at 31 December 2004.

		Effect of adoption of IAS 32, IAS 39 and IFRS 4
				Banking
		UK		and non-	Grossing-up
	At 31 Dec	insurance		insurance	and other
	2004	operations	JNL	operations	format		At 1 Jan
	(note A5)	(note i)	(note ii)	(note iii)	changes	Total effect	2005
	£m	£m	£m	£m	£m	£m	£m
Assets
Goodwill	2,245						2,245
Other intangibles:
PAC with-profits fund	798	(765)				(765)	33
Other operations	2,244	23	(456)			(433)	1,811
Total	3,042	(742)	(456)			(1,198)	1,844
Other non-investment and non-cash assets:
Property, plant and equipment	967						967
Reinsurers’ share of policyholder liabilities	1,018						1,018
Deferred tax assets	827	10	67	7		84	911
Current tax recoverable	159						159
Accrued investment income	1,733			(50)		(50)	1,683
Other debtors	1,188		(1)	(49)		(50)	1,138
Total	5,892	10	66	(92)		(16)	5,876
Investments of long-term business, banking and other operations:
Investment properties	13,303						13,303
Investments accounted for using the equity method	5						5
Financial investments:
Loans and receivables	12,430	(55)		58		3	12,433
Equity securities and portfolio holdings in unit trusts	54,466	(21)				(21)	54,445
Debt securities	76,374	(76)	1,023	(2)		945	77,319
Other investments	2,537	1	234	89	95	419	2,956
Deposits	5,271	6	5		(27)	(16)	5,255
Total investments	164,386	(145)	1,262	145	68	1,330	165,716
Held for sale assets	100					0	100
Cash and cash equivalents	4,341					0	4,341
Total assets	180,006	(877)	872	53	68	116	180,122

	Effect of adoption of IAS 32, IAS 39 and IFRS 4
				Banking
		UK		and non-	Grossing-up
	At 31 Dec	insurance		insurance	and other
	2004	operations	JNL	operations	format		At 1 Jan
	(note A5)	(note i)	(note ii)	(note iii)	changes	Total effect	2005
	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders’ equity	4,489	(22)	273	(25)		226	4,715
Minority interests	137			(3)		(3)	134
Total equity	4,626	(22)	273	(28)		223	4,849

Liabilities
Banking customer accounts	6,607			84		84	6,691
Policyholder liabilities and unallocated surplus:
Insurance contract liabilities					103,582	103,582	103,582
Investment contract liabilities with discretionary participation features					22,661	22,661	22,661
Unallocated surplus of the with-profits funds:
Reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds					8,342	8,342	8,342
Reflecting previous UK GAAP basis of provisioning	16,149	(7,807)			(8,342)	(16,149)
Investment contract liabilities without discretionary participation features					9,788	9,788	9,788
Technical provisions in respect of non-linked business	104,996	7,020	(51)		(111,965)	(104,996)
Technical provisions for linked liabilities	24,066				(24,066)	(24,066)
Total policyholder liabilities	145,211	(787)	(51)		0	(838)	144,373
Core structural borrowings of shareholder-financed operations:
Subordinated debt (other than Egg)	1,429				5	5	1,434
Other	1,368						1,368
	2,797				5	5	2,802
Egg subordinated debt	451						451
Total	3,248				5	5	3,253
Operational borrowings attributable to shareholder-financed operations	6,421		207	62	(13)	256	6,677
Borrowings attributable to with-profits funds	2,137						2,137
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	3,819						3,819
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	808						808
Current tax liabilities	1,018		(4)			(4)	1,014
Deferred tax liabilities	2,279	(91)	218	(6)		121	2,400
Accruals and deferred income	655			(88)		(88)	567
Other creditors	996	8		(54)		(46)	950
Provisions	1,006						1,006
Other liabilities	1,175	15	229	83	76	403	1,578
Total other non-insurance liabilities	11,756	(68)	443	(65)	76	386	12,142
Total liabilities	175,380	(855)	599	81	68	(107)	175,273
Total equity and liabilities	180,006	(877)	872	53	68	116	180,122

Notes

The changes shown above include the impact of remeasurement for:

(i) UK insurance operations

(a) The reduction in shareholders’ equity of £22 million includes £20 million relating to certain unit-linked and similar contracts that do not contain significant insurance risk and are therefore categorised as investment contracts under IFRS 4.

(b) Changes to insurance assets and liabilities of the PAC with-profits fund following the improvement of accounting policy applied on adoption of IFRS 4. The changes correspond to those applicable if the Group had adopted FRS 27 under UK GAAP. As a result of the policy improvement, liabilities, deferred acquisition costs, deferred tax and unallocated surplus of UK regulated with-profits funds are remeasured as described in note A4. At 1 January 2005, the unallocated surplus is subject to a transition adjustment of £(7.8) billion. Shareholders’ equity is not affected by this change.

The unallocated surplus of £8.3 billion at 1 January 2005 post IAS 39 and IFRS 4 adoption, comprises £8.0 billion for the PAC with-profits fund and £0.3 billion for Asian subsidiaries. The £8.0 billion for the PAC with-profits fund represents:

£bn
Regulatory basis realistic surplus of with-profits sub-fund and SAIF	6.0
Add back: regulatory basis provision for future shareholder transfers	2.9
Less: other adjustments to align with accounting basis	(0.9)
Accounts basis	8.0

(ii) Jackson National Life

Under IAS 39, JNL’s debt securities and derivative financial instruments are remeasured to fair value from the lower of amortised cost and, if relevant, impaired value. Fair value movements on debt securities, net of ‘shadow’ changes to deferred acquisition costs and related deferred tax are recorded directly to equity. Fair value movements on derivatives are recorded in the income statement.

(iii) Banking and non-insurance operations

Under IAS 39, for Egg, changes to opening equity at 1 January 2005 arise from altered policies for effective interest rate on credit card receivables, impairment losses on loans and advances, fair value adjustments on wholesale financial instruments and embedded derivatives in equity savings products. The net effect on shareholders’ equity of these changes, after tax, is a deduction of £15 million. A further £10 million reduction in equity arises on fair valuation of certain centrally held financial instruments and derivatives.

Supplemental earnings information and discretionary non-IFRS change of policy for longer-term investment returns

As indicated above, under UK GAAP, the Group used operating profit based on longer-term investment returns before amortisation of goodwill as a supplemental measure of its results. For the purposes of measuring operating profit, investment returns on shareholder- financed business were based on the expected longer-term rates of return. For debt securities, the longer-term returns (including losses arising on the recognition of permanent diminutions in value) were averaged over five years for inclusion in operating profit.

Under IFRS, the Group continues to use operating profit based on longer-term investment returns as a supplemental measure of its results, as explained in notes A3 and A4. For the purposes of measuring operating profit based on longer-term investment returns, investment returns on shareholder-financed business continue to be based on the expected longer-term rate of return. However, for debt securities, the five year averaging approach previously applied under UK GAAP has been replaced with a basis that more closely reflects longer-term experience. The amounts included in operating results for longer-term capital returns comprises two components. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured. This change has been applied following a comprehensive review of the Group’s accounting policies and is unrelated to the requirements of IFRS. The change is of most importance to the determination of the operating results based on longer-term investment returns of JNL. Total profits are unaffected by the change of basis in determining longer-term investment returns.

Items excluded from operating profit, but included in total pre-tax profit of continuing operations, include goodwill impairment charges, short-term fluctuations in investment returns (i.e. actual less longer-term returns), actuarial gains and losses on defined benefit pension schemes and exceptional items. For the purposes of distinguishing actuarial gains and losses on defined benefit pension schemes in this analysis, plan assets include Prudential policies held by the scheme. Total profits are unaffected by the change of basis of determining longer-term investment returns.

The supplemental earnings information in the statutory basis financial statements is presented in note B1. The 2004 and 2005 analyses are not comparable because the comparative 2004 results do not incorporate the effects of adoption of IAS 32, IAS 39 and IFRS 4 and are thus inconsistent with the basis of preparation for the 2005 results. A comparison of supplemental earnings information based on the IFRS basis results for 2005 and pro forma IFRS results for 2004, which reflect the estimated effects of adoption of these three standards on the 2004 results of the Group’s insurance operations, is included in the supplementary IFRS results within the Group’s annual report.

A7: New accounting pronouncements

The following standards, interpretations and amendments have been issued but are not yet effective. This is not intended to be a complete list as only those standards, interpretations and amendments that are anticipated to have a future impact upon Prudential’s financial statements have been discussed.

IFRS 7, ‘Financial Instruments: Disclosures’

IFRS 7 replaces IAS 30, ‘Disclosures in the Financial Statements of Banks and Similar Financial Institutions’, which dealt with disclosures for banking operations, and the disclosure requirements of IAS 32, ‘Financial Instruments: Disclosure and Presentation’. The latter therefore becomes a standard dealing wholly with presentation of financial instruments. IFRS 7 is intended to complement the principles for recognising, measuring and presenting financial assets and financial liabilities in IAS 32 and IAS 39, ‘Financial Instruments: Recognition and Measurement’. The objective of IFRS 7 is to require entities to provide disclosures in their financial statements to enable the users of financial statements to evaluate the significance of financial instruments for the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how the entity manages those risks. Consequential amendments have been made to other standards as a result of the release of IFRS 7, notably IAS 1, ‘Presentation of Financial Statements’ and IFRS 4, ‘Insurance Contracts’.

IFRS 7 was issued on 18 August 2005 and is effective for annual periods beginning on or after 1 January 2007.

Revised IFRS 4, ‘Implementation Guidance’

Revised IFRS 4 ‘Implementation Guidance’ was issued in December 2005 and is effective in conjunction with the adoption of IFRS 7 as discussed above. The revisions relate to disclosures around insurance contracts.

Amendment to IAS 1, ‘Capital Disclosures’

As a result of the issue of IFRS 7, IAS 1 was amended in August 2005 to include a requirement to disclose information on the entity’s objectives, policies and processes for managing capital. This amendment will become effective for annual periods beginning on or after 1 January 2007.

Amendment to IAS 39, ‘Cash Flow Hedge Accounting of Forecast Intra-group Transactions’

Amendments in respect of cash flow hedge accounting of forecast intra-group transactions were issued in April 2005 to clarify the accounting treatment of certain foreign currency cash flow hedges. The amendments are effective for annual periods beginning on or after 1 January 2006.

Amendment to IAS 39 and IFRS 4, ‘Financial Guarantee Contracts’

Issued in August 2005, the amendments to IAS 39 and IFRS 4 in respect of financial guarantee contracts are effective for annual periods beginning on or after 1 January 2006. These amendments define a financial guarantee contract and address initial and subsequent measurement issues. These amendments apply even if the contract meets the definition of an insurance contract under IFRS 4 although they allow continuation of accounting under IFRS 4 if the contracts were considered to be insurance contracts and documented as such.

The Group is currently assessing the impact of the aforementioned standards, revisions and amendments on its financial statements. The Group has not early-adopted any of the above noted items.

B: Summary of results

B1: Supplementary analysis of profit before tax attributable to shareholders

This information is provided as supplementary information under the Group’s accounting policies. It is not required by IFRS standards.

		2004
	2005	(note i)
	£m	£m
UK operations
UK insurance operations (note iii)	400	305
M&G	163	136
Egg	44	61
Total	607	502
US operations
Jackson National Life (note iii)	348	296
Broker-dealer and fund management (including Curian losses of £10m (2004: £29m))	14	(14)
Total	362	282
Asian operations
Long-term business (note iii)	195	117
Fund management (note iv)	12	19
Development expenses	(20)	(15)
Total	187	121
Other income and expenditure
Investment return and other income	87	44
Interest payable on core structural borrowings	(175)	(154)
Corporate expenditure:
Group Head Office	(70)	(51)
Asia Regional Head Office	(30)	(29)
Charge for share-based payments for Prudential schemes	(11)	(7)
Total	(199)	(197)
Operating profit from continuing operations based on longer-term investment returns (note ii)	957	708
Goodwill impairment charge (note v)	(120)	—
Short-term fluctuations in investment returns on shareholder-backed business (note vi)	211	149
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes (note vii)	(50)	(7)
Profit from continuing operations before tax attributable to shareholders	998	850

Notes

(i) Basis of preparation

Except in respect of three IFRS standards the 2005 and 2004 results in the table above have been prepared consistently. However, as permitted by the IFRS transition rules, and consistent with the approach of groups with significant banking operations where retrospective application is complex and onerous, the results include the effects of the adoption of the standards IAS 32, IAS 39 and IFRS 4 from 1 January 2005 rather than 1 January 2004. The 2004 comparative results are therefore prepared on an inconsistent basis from those for 2005. Pro forma basis comparative results for 2004, as if these standards had been applied by the Group’s insurance operations from 1 January 2004, are provided as supplementary information to this report. The pro forma results for 2004 are not audited and do not form part of these financial statements either directly or by cross reference. The principal area of inconsistency between the bases of measurement applied in 2004 and 2005 as it affects profits is related to the valuation of derivatives of Jackson National Life (JNL). The value movements on these derivatives are recorded in the income statement for 2005. In the analysis shown above, the movements are included in short-term fluctuations in investment returns (see note (vi) below). For 2004, the derivatives were recorded at amortised cost so value movements do not feature. Other smaller valuation differences for investment contracts measured under IAS 39 also slightly affect the comparison of operating profits.

(ii) Operating profit based on longer-term investment returns

Operating profit based on longer-term investment returns is a supplemental measure of results. For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on expected long-term rates of return. The expected long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The significant operations that require adjustment for the difference between actual and long-term investment returns are JNL and certain businesses of the Group’s Asian operations. The amounts included in operating results for long-term capital returns for debt securities comprise two components. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest-related gains and losses for operating results based on longer-term results to the date when sold bonds would otherwise have matured.

(iii) Effect of changes to assumptions and bases of determining life assurance liabilities

The results of the Group’s long-term business operations are affected by changes of assumptions and bases of preparation. These are described in notes D2(f), D3(f) and D4(f).

(iv) Asian fund management business

Operating profit for the Asian fund management business was £12 million for 2005. The decrease from the results for 2004 reflects the exceptional cost of £16 million incurred in Taiwan due to bond fund restructuring required as a result of industry-wide regulatory change.

(v) Goodwill impairment charge

The charge for goodwill impairment of £120 million relates to the Japan life business. Further details of the Group’s goodwill are shown in note H1.

(vi) Short-term fluctuations in investment returns on shareholder-backed business

The fluctuations arise as follows:

	2005	2004
	£m	£m
US operations:
Movements in market value of derivatives used for economic hedging purposes (2004 not applicable as described in note (i) above)	122	—
Actual less longer-term investment returns for other items	56	61
Asian operations	32	37
Other operations (including £6m (2004: nil) on sale of partial stake in Indian subsidiary – see note H8)	1	51
	211	149

(vii) Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes

	2005	2004
	£m	£m
Actuarial losses
Actual less expected returns on scheme assets	544	115
Experience gains (losses) on liabilities	1	(17)
Losses on changes of assumptions for plan liabilities (based on long-term inflation of 2.8%)	(489)	(141)
	56	(43)
Less: amount attributable to the PAC with-profits fund	(58)	36
	(2)	(7)

Non-recurrent credit (charge)
Shareholders’ share of credit arising from reduction in level of assumed future discretionary increases for Prudential Staff Pension Scheme (PSPS) for pensions in payment to 2.5%	35	—
Losses on re-estimation of shareholders’ share of deficits arising from the PSPS (a)	(63)	—
Strengthening in actuarial provisions for increase in ongoing contributions for future service of active scheme members (b)	(20)	—
	(48)	—
Total	(50)	(7)

(a) Up to 31 December 2004, the deficits arising on the PSPS had been assessed as being 80 per cent attributable to the PAC with-profits fund and 20 per cent to shareholder operations. In 2005, following additional analysis this apportionment has been altered to a ratio of 70/30.

(b) As a result of the April 2005 scheme valuation and subsequent discussions, the contribution levels for future ongoing service of active members will approximately double. The charge of £20 million reflects the actuarial provision for this increase in expenses for certain insurance contracts.

Further details on the Group’s defined benefit pension schemes are shown in note I1.

B2: Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled.

For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group’s only class of dilutive potential ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the year.

				Net of tax	Basic		Diluted
	Before tax	Tax	Minority	and minority	earnings		earnings
2005	(note B1)	(note F5)	interests	interests	per share		per share
	£m	£m	£m	£m	Pence		Pence
Based on operating profit based on longer-term investment returns	957	(186)	(10)	761	32.2	p	32.2	p
Adjustments arising from:
Goodwill impairment charge	(120)	—	—	(120)	(5.1	)p	(5.1	)p
Short-term fluctuations in investment returns on shareholder-backed business	211	(70)	(2)	139	5.9	p	5.9	p
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	(50)	15	0	(35)	(1.5	)p	(1.5	)p
Based on profit for the year from continuing operations	998	(241)	(12)	745	31.5	p	31.5	p
Adjustment for post-tax results of discontinued operations	3	0	0	3	0.1	p	0.1	p
Based on profit for the year	1,001	(241)	(12)	748	31.6	p	31.6	p

				Net of tax	Basic		Diluted
	Before tax	Tax	Minority	and minority	earnings		earnings
2004	(note B1)	(note F5)	interests	interests	per share		per share
	£m	£m	£m	£m	Pence		Pence
Based on operating profit based on longer-term investment returns	708	(210)	(8)	490	23.1	p	23.1	p
Adjustments arising from:
Short-term fluctuations in investment returns on shareholder-backed business	149	(32)	(18)	99	4.6	p	4.6	p
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	(7)	2	0	(5)	(0.2	)p	(0.2	)p
Based on profit for the year from continuing operations	850	(240)	(26)	584	27.5	p	27.5	p
Adjustment for post-tax results and profits on business disposals of discontinued operations	(108)	14	27	(67)	(3.1	)p	(3.1	)p
Based on profit for the year	742	(226)	1	517	24.4	p	24.4	p

Number of shares

A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out as below:

	2005	2004
	(millions)	(millions)
Weighted average shares for calculation of basic earnings per share	2,365	2,121
Shares under option at end of year	13	13
Number of shares that would have been issued at fair value on assumed option exercise	(9)	(10)
Weighted average shares for calculation of diluted earnings per share	2,369	2,124

B3: Dividends

	2005	2004
	£m	£m
Dividends declared and paid in reporting period
Parent company:
Interim dividend (2005: 5.30p, 2004: 5.19p per share)	126	109
Final dividend for prior period (2004: 10.65p, 2003: 10.29p per share)	252	214
Subsidiary company payment to minority interests	2	—
Total	380	323
Parent company dividends relating to reporting period:
Interim dividend (2005: 5.30p, 2004: 5.19p per share)	126	109
Final dividend (2005: 11.02p, 2004: 10.65p per share)	267	252
Total	393	361

A final dividend of 11.02 pence per share was proposed on 15 March 2006. The dividend will be paid on 26 May 2006 to shareholders on the register at the close of business on 24 March 2006. The dividend will absorb an estimated £267 million of shareholders’ funds. A scrip dividend alternative will be offered to shareholders.

B4: New business

Insurance products and investment products*

	Insurance products		Investment products
	gross premiums		gross inflows		Total
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
UK operations	7,276	6,538	7,916	5,845	15,192	12,383
US operations	5,023	4,420	414	418	5,437	4,838
Asian operations	1,485	1,172	18,457	19,068	19,942	20,240
Group total	13,784	12,130	26,787	25,331	40,571	37,461

*The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as ‘insurance’ refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

Insurance products - new business premiums and contributions*

					Annual
	Single		Regular		premium equivalents
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
UK insurance operations
Direct to customer
Individual annuities	720	630	—	—	72	63
Individual pensions and life	29	19	11	10	14	12
Department of Work and Pensions rebate business	244	265	—	—	24	27
Total	993	914	11	10	110	102
Business to business
Corporate pensions	242	153	146	137	170	152
Individual annuities	212	229	—	—	21	23
Bulk annuities	511	474	—	—	51	47
Total	965	856	146	137	242	222
Intermediated distribution
Life	1,112	1,001	6	5	118	105
Individual annuities	995	1,180	—	—	100	118
Individual and corporate pensions	108	189	25	25	36	44
Department of Work and Pensions rebate business	83	89	—	—	8	9
Total	2,298	2,459	31	30	262	276
Partnerships
Life	814	790	3	2	84	81
Individual and bulk annuities	1,814	1,249	—	—	182	125
Total	2,628	2,039	3	2	266	206
Europe
Life	201	89	—	2	20	11
Total UK insurance operations	7,085	6,357	191	181	900	817
US operations
Fixed annuities	788	1,130	—	—	79	113
Fixed index annuities	616	429	—	—	62	43
Variable annuities	2,605	1,981	—	—	261	198
Life	11	16	14	12	15	14
Guaranteed investment contracts	355	180	—	—	35	18
GIC – Medium Term Notes	634	672	—	—	63	67
Total US operations	5,009	4,408	14	12	515	453
Asian operations
China	17	9	23	16	25	17
Hong Kong	289	255	83	78	112	103
India (Group’s 26% interest)	4	5	57	33	57	33
Indonesia	42	38	42	28	46	32
Japan	30	17	4	7	7	9
Korea	29	36	132	60	135	64
Malaysia	9	7	66	61	67	62
Singapore	284	199	58	47	86	67
Taiwan	124	88	150	143	162	151
Other	9	8	33	37	34	38
Total Asian operations	837	662	648	510	731	576
Group total	12,931	11,427	853	703	2,146	1,846

*The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as ‘insurance’ refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

Annual premium and contribution equivalents are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts.

Investment products – funds under management*

				Market
		Gross		and other
	1 Jan 2005	inflows	Redemptions	movements	31 Dec 2005
	£m	£m	£m	£m	£m
UK operations	28,705	7,916	(4,054)	3,629	36,196
US operations	550	414	(116)	125	973
Asian operations	8,538	18,457	(17,130)	267	10,132
Group total	37,793	26,787	(21,300)	4,021	47,301

*The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as ‘insurance’ refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4, ‘Insurance Contracts’ as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations, and GICs and similar funding agreements written in US operations.

UK and Asian investment products referred to in the tables above are unit trust, mutual funds and similar types of retail fund management arrangements. US investment products relate to assets under administration in Curian. These are unrelated to insurance products that are classified as ‘investment contracts’ under IFRS 4, as described above, although similar IFRS recognition principles apply to the acquisition costs and fees attaching to this type of business.

B5: Group balance sheet

The Group’s primary reporting segments are long-term business, banking, and broker-dealer and fund management. The Group’s secondary reporting segments are geographical namely UK, US, and Asia. Details of disclosures in accordance with the requirements of IAS 14 for segment assets and liabilities are shown below.

Details of the primary reporting segments are as follows:

Long-term business

This segment comprises long-term products that contain both a significant and insignificant element of insurance risk. The products are managed together and not classified in this way other than for accounting purposes. This segment also includes activity of the PAC with-profits funds’ venture investments managed by PPM Capital and other investment subsidiaries held for the purpose of supporting the Group’s long-term business operations.

Banking

This segment consists of products provided by the Group’s online banking subsidiary, Egg. The 2004 comparatives also include amounts from Jackson Federal Bank that was sold in October 2004. The nature of these products and the managing of the business differ from the risks inherent in the other business segments, and the regulatory environment of the banking industry differs from that of the other business segments.

Broker-dealer and fund management

The investment management segment is comprised of both internal and third-party asset management services, inclusive of portfolio and mutual fund management, where the Group acts as an advisor, and broker-dealer activities. The nature of the products and the managing of the business differ from the risks inherent in the other business segments, and the regulatory environment of the investment management industry differs from that of the other business segments.

			Broker-dealer
	Long-term		and fund	Unallocated	Intra-group
2005	business	Banking	management	to a segment	eliminations	Total
	£m	£m	£m	£m	£m	£m
Consolidated total assets	192,885	10,752	3,208	2,768	(2,236)	207,377
Consolidated total liabilities	(187,603)	(10,374)	(1,597)	(4,673)	2,236	(202,011)

Segment assets by geographical segment

UK	154,841
US	41,700
Asia	13,072
Intra-group eliminations	(2,236)
Total assets per balance sheet	207,377

			Broker-dealer
	Long-term		and fund	Unallocated	Intra-group
2004	business	Banking	management	to a segment	eliminations	Total
	£m	£m	£m	£m	£m	£m
Consolidated total assets	161,907	12,048	2,834	4,688	(1,471)	180,006
Consolidated total liabilities	(157,672)	(11,708)	(1,193)	(6,278)	1,471	(175,380)

Segment assets by geographical segment

UK	138,904
US	32,697
Asia	9,876
Intra-group eliminations	(1,471)
Total assets per balance sheet	180,006

To explain more comprehensively the assets, liabilities and capital of the Group’s businesses it is appropriate to provide an analysis of the Group’s balance sheet by a mixture of primary and secondary segments.

This analysis is shown below for the Group balance sheet at 31 December 2005.

	UK insurance				US	Asian
	operations		Egg	Total UK	operations	operations	Unallocated	Intra-group	Group
	(note D2)	M&G	(note E)	operations	(note D3)	(note D4)	to a segment	eliminations	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Goodwill:
Attributable to PAC with-profits fund	607	—	—	607	—	—	—	—	607
Attributable to shareholders	—	1,153	—	1,153	16	172	—	—	1,341
Total (note H1)	607	1,153	—	1,760	16	172	—	—	1,948
Other intangible assets (primarily deferred acquisition costs):
PAC with-profits fund	35	—	—	35	—	—	—	—	35
Other operations	199	6	—	205	1,634	566	—	—	2,405
Total (note H2)	234	6	—	240	1,634	566	—	—	2,440
Other non-investment and non-cash assets (notes G1 and H3 to H6)	4,470	256	280	5,006	1,888	566	1,059	(2,236)	6,283
Investments of long-term business, banking and other operations (note G1)	131,263	1,383	9,747	142,393	37,960	11,264	775	—	192,392
Held for sale assets (note H9)	728	—	—	728	—	—	—	—	728
Cash and cash equivalents	1,195	26	725	1,946	202	504	934	—	3,586
Total assets	138,497	2,824	10,752	152,073	41,700	13,072	2,768	(2,236)	207,377

Equity and liabilities
Equity
Shareholders’ equity (note H11)	1,141	1,398	303	2,842	2,969	1,288	(1,905)	—	5,194
Minority interests	95	—	75	170	2	—	—	—	172
Total equity	1,236	1,398	378	3,012	2,971	1,288	(1,905)	—	5,366

Liabilities
Banking customer accounts (note G1)	—	—	5,830	5,830	—	—	—	—	5,830
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities (note H12)	79,231	—	—	79,231	30,479	10,726	—	—	120,436
Investment contract liabilities with discretionary participation features (note G1)	26,443	—	—	26,443	—	80	—	—	26,523
Investment contract liabilities without discretionary participation features (note G1)	10,502	—	—	10,502	1,502	22	—	—	12,026
Unallocated surplus of with-profits funds (reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds – see notes D2(d)(ii) and H12)	11,272	—	—	11,272	—	85	—	—	11,357
Total policyholder liabilities and unallocated surplus of with-profits funds	127,448	—	—	127,448	31,981	10,913	—	—	170,342
Core structural borrowings of shareholder - financed operations (note H13):
Subordinated debt (other than Egg)	—	—	—	—	—	—	1,646	—	1,646
Other	—	—	—	—	145	—	948	—	1,093
	—	—	—	—	145	—	2,594	—	2,739
Egg subordinated debt (note H13)	—	—	452	452	—	—	—	—	452
Total	—	—	452	452	145	—	2,594	—	3,191
Operational borrowings attributable to shareholder-financed operations (notes G1 and H13)	17	2	3,856	3,875	1,085	—	1,472	—	6,432
Borrowings attributable to with-profits funds (notes G1 and H13)	1,898	—	—	1,898	—	—	—	—	1,898
Other non-insurance liabilities (notes G1, H4, H9 and H15)	7,898	1,424	236	9,558	5,518	871	607	(2,236)	14,318
Total liabilities	137,261	1,426	10,374	149,061	38,729	11,784	4,673	(2,236)	202,011
Total equity and liabilities	138,497	2,824	10,752	152,073	41,700	13,072	2,768	(2,236)	207,377

C: Group risk management

(i) Overview

A significant part of the Group’s business involves the acceptance and management of risk. The Group’s risk management model requires the primary responsibility for risk management at an operational level to rest with business unit chief executives. The second line of defence of risk comprises oversight functions reporting to the Group Chief Executive together with business unit risk functions and risk management committees. The third line of defence comprises independent assurance from Internal Audit reporting to business unit and Group audit committees.

The Group Risk Framework requires that all of the Group’s businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. During the year, the risk management of the Group was given additional focus by the establishment of a newly created role of Group Chief Risk Officer (CRO). The CRO oversees all aspects of the Group’s risk management, including Financial Risk, Operational Risk, Compliance, and for management purposes, Internal Audit. Additional information on the the Group’s risk framework, including the Group and business unit level risk committees, is included in the corporate governance section of the Group’s Annual Report.

As a provider of financial services, including insurance, the Group’s business is the managed acceptance of risk. The system of internal control is an essential and integral part of the risk management process. As part of the annual preparation of its business plan, all of the Group’s businesses and functions are required to carry out a review of risks. This involves an assessment of the impact and likelihood of key risks and of the effectiveness of the controls in place to manage them. The assessment is reviewed regularly throughout the year. In addition, business units review opportunities and risks to business objectives regularly with the Group Chief Executive, Group Finance Director and the Group Chief Risk Officer.

Businesses are required to confirm annually that they have undertaken risk management during the year as required by the Group Risk Framework and that they have reviewed the effectiveness of the system of internal control. The results of this review were reported to and reviewed by the Audit Committee, and confirmed that the processes described above and required by the Group Risk Framework were in place throughout the period covered by this report, and complied with Internal Control: Guidance on the Combined Code (the Turnbull guidance). In addition, Internal Audit executes a comprehensive risk-based audit plan throughout the Group, from which all significant issues are reported to the Group Audit Committee.

The Group’s internal control framework includes detailed procedures laid down in financial and actuarial procedure manuals. The Group prepares an annual business plan with three-year projections. Executive management and the Board receive monthly reports on the Group’s actual performance against plan, together with updated forecasts.

The insurance operations of the Group all prepare a financial condition report which is presented to the Board who receive regular reports from the Group Finance Director on the financial position of the Group.

(ii) Major risks

The Group publishes separately within its Group Annual Report a section on key risk factors, which discuss inherent risks in the business and trading environment.

(iii) Financial risks

(a) Foreign exchange risk

Prudential faces foreign exchange risk, primarily because its presentation currency is pounds sterling, whereas approximately 55 per cent of Prudential’s operating profit from continuing operations based on longer-term investment returns, as described in note B1, for the year ended 31 December 2005 came from Prudential’s US and Asian operations. The exposure relating to the translation of reported earnings is not separately managed although its impact is reduced by interest payments on foreign currency borrowings and by the adoption of average exchange rates for the translation of foreign currency revenues.

Approximately 82 per cent of the Group’s IFRS basis shareholders’ funds at 31 December 2005 arose in Prudential’s US and Asian operations. To mitigate the exposure of the US component there are US$1.55 billion of borrowings held centrally. The Group also has entered into a US$2 billion net investment hedge (see note G3). Net of the currency position arising from these instruments some 46 per cent of the Group’s shareholders’ funds is represented by net assets in currencies other than sterling.

(b) Liquidity risk

Liquidity risk is the risk that Prudential may be unable to meet payment of obligations in a timely manner at a reasonable cost or the risk of unexpected increases in the cost of funding the portfolio at appropriate maturities or rates. Liquidity management in each business seeks to ensure that, even under adverse conditions, Prudential has access to the funds necessary to cover surrenders, withdrawals and maturing liabilities.

In practice, most of Prudential’s invested assets are marketable securities. This, combined with the fact that a large proportion of the liabilities contain discretionary surrender values or surrenders charges, reduces the liquidity risk. The Group maintains committed borrowing and securities lending facilities.

(c) Credit risk

Credit risk is the risk that a counterparty or an issuer of securities, which Prudential holds in its asset portfolio, defaults or another party fails to perform according to the terms of the contract. Some of Prudential’s businesses, in particular JNL, Egg, the PAC with-profits fund and Prudential’s UK pension annuity business, hold large amounts of interest-sensitive investments that contain credit risk on which a certain level of defaults is expected. These expected losses are considered when Prudential determines the crediting rates, deposit rates and premium rates for the products that will be supported by these assets. The key shareholder businesses exposed to credit risks are JNL and Egg. Certain over-the-counter derivatives contain a credit risk element that is controlled through evaluation of collateral agreements and master netting agreements on interest rate and currency swaps. Prudential is also exposed to credit-related losses in the event of non-performance by counterparties.

Further analysis of the credit risks for JNL is shown in note D3 and for Egg in note E7.

(iv) Operational, compliance and fiscal risk

Operational risk can result from a variety of factors, including failure to obtain proper internal authorisations or maintain internal controls, failure to document transactions properly, failure of operational and information security procedures or other procedural failures, computer system or software failures, other equipment failures, fraud, inadequate training or errors by employees. Compliance with internal rules and procedures designed to manage these risks is monitored by Prudential’s local management boards.

Internal compliance managers who report to the local management boards monitor adherence to local regulatory requirements. The head of Prudential’s Group Compliance function reports directly to the Group Chief Risk Officer who submits regular reports to the Board of Directors.

Compliance risk includes the possibility that transactions may not be enforceable under applicable law or regulation as well as the cost of rectification and fines, and also the possibility that changes in law or regulation could adversely affect Prudential’s position. Prudential seeks to minimise compliance risk by seeking to ensure that transactions are properly authorised and by submitting new or unusual transactions to legal advisers for review.

Prudential is exposed to certain fiscal risks arising from changes in tax laws and enforcement policies and in reviews by taxation authorities of tax positions Prudential has taken in recent years. Prudential manages this risk and risks associated with changes in other legislation and regulation through ongoing review by relevant departments of proposed changes to legislation and by membership of relevant trade and professional committees involved in commenting on draft proposals in these areas.

(v) Market risk

Market risk is the risk that future changes in market prices may make a financial instrument less valuable. The primary market risks Prudential faces are equity risk and interest rate risk because most of its assets are investments that are either equity type investments and subject to equity price risk, or bonds, mortgages or cash deposits, the values of which are subject to interest rate risk. The amount of risk borne by Prudential’s shareholders depends on the extent to which its customers share the investment risk through the structure of Prudential’s products.

The split of Prudential’s investments between equity investments and interest-sensitive instruments depends principally on the type of liabilities supported by those investments and the amount of capital Prudential has available. This mix of liabilities allows Prudential to invest a substantial portion of its investment funds in equity and property investments that Prudential believes produce greater returns over the long term. On the other hand Prudential has some liabilities that contain guaranteed returns and allow instant access (for example, interest-sensitive fixed annuities, immediate annuities and fixed rate customer bank deposits), which generally will be supported by fixed income investments.

To reduce investment, interest rate and foreign exchange exposures, and to facilitate efficient investment management, Prudential uses derivative instruments. Prudential’s policy is that cash or corresponding assets cover amounts at risk through derivative contracts.

(vi) Asset/liability management

Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the differing types of liabilities Prudential has in each business. As a result of the diversity of products offered by Prudential and the different regulatory environments in which it operates, Prudential employs different methods of asset/liability management, on both an in-force and new business basis. Stochastic modelling of assets and liabilities is undertaken in the Group’s insurance operations to assess economic capital requirements for different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic solvency analysis is carried out, including under certain scenarios mandated by the US, UK and Asian regulators.

A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation and policyholder behaviour, under a large number of possible scenarios. These scenarios are projected forward over a period of time, typically 25years or longer, and the liabilities and solvency position of the fund are calculated in each scenario in each future year. This allows the identification of which extreme scenarios will have the most adverse effects and what the best estimate outcome may be. The fund’s policy on management actions, including bonus and investment policy, are then set in order that they are consistent with the available capital and the targeted risk of default. This differs from a deterministic model, which would only consider the results from one carefully selected scenario.

For businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of fixed income securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. In the UK, the cash flow analysis is used in Prudential’s annuity and banking business while, in the US, it is used for its interest-sensitive and fixed index annuities and stable value products such as Guaranteed Investments Contracts (GICs). Perfect matching is not possible for interest-sensitive and fixed index annuities because of the nature of the liabilities (which include guaranteed surrender values) and options for prepayment contained in the assets. The US supervisory authorities require JNL to calculate projections to test JNL’s ability to run off its liabilities with assets equal to statutory reserves in a number of specified future economic scenarios. If JNL is unable to satisfy all of these tests, which are carried out at least annually, then it may be required to establish additional statutory reserves.

For businesses that are most sensitive to equity price changes, Prudential uses stochastic modelling and scenario testing to look at the expected future returns on its investments under different scenarios that best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to optimise returns to its policyholders and shareholders over time while maintaining appropriate financial strength. Prudential uses this method extensively in connection with its UK with-profits business.

When presenting regulatory returns to the UK supervisory authorities, the calculation of the statutory liabilities for solvency purposes on the FSA’s Peak 1 basis is required to incorporate a ‘resilience’ reserve that is sufficient to ensure that assets equal to the statutory reserves (including the resilience reserve) remain equal to statutory reserves in the event of certain prescribed changes in equity and real estate prices combined with prescribed rises and falls in interest yields.

All of Prudential’s investments are held either for risk management or investment purposes. This is because almost all of the investments support policyholder or customer liabilities of one form or another. Any assets that Prudential holds centrally that are not supporting customer liabilities are predominantly invested in short-term fixed income and fixed maturity securities.

(vii) Use of derivatives

In the UK and Asia, Prudential uses derivatives to reduce equity risk, interest rate and currency exposures, and to facilitate efficient investment management. In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under fixed index annuities policies.

Details of the Group’s use of derivatives are explained in note G3.

It is Prudential’s policy that cash or corresponding assets cover amounts at risk through derivative transactions. Derivative financial instruments used to facilitate efficient portfolio management and for investment purposes are carried at fair value with changes in fair value included in long-term investment returns.

D: Life assurance business

D1: Group overview

(a) Products and classification for IFRS reporting

For 2004, the IFRS results included in these financial statements continue to reflect UK GAAP requirements in relation to long-term business contracts.

Under IFRS, from 1 January 2005 when the Group adopts IFRS 4, the measurement basis of assets and liabilities of long-term business contracts is dependent upon the classification of the contracts under IFRS. Under IFRS 4, contracts are initially classified as being either ‘insurance’ contracts, if the level of insurance risk in the contracts is significant, or ‘investment’ contracts, if the risk is insignificant.

‘Insurance’ contracts are permitted to be accounted for under previously applied GAAP. The Group has chosen to adopt this approach. However, as an improvement to accounting policy, permitted by IFRS 4, the Group has applied the measurement principles and disclosures of the UK Standard FRS 27 for 2005 reporting. An explanation of the changes under FRS 27 is provided in note D2. 2004 comparatives are not required to be restated.

‘Investment’ contracts are further delineated under IFRS 4 between those with and without discretionary participation features. For those contracts with discretionary participation features, IFRS 4 also permits the continued application of previously applied GAAP. The Group has adopted this approach, again subject to the FRS 27 improvement.

For ‘investment’ contracts that do not contain discretionary participation features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract that may diverge from those previously applied. Details of the impact for Prudential are described below.

As indicated above, insurance contracts, as defined under IFRS 4 are those contracts that contain significant insurance risk and these contracts may continue to be accounted for using previously applied GAAP. Under UK GAAP, the assets and liabilities of contracts are prepared in accordance with the MSB of reporting as set out in the revised SORP issued by the ABI in November 2003.

The insurance contracts of the Group’s shareholder-backed business fall broadly into the following categories:

•                  UK insurance operations – bulk and individual annuity business, written by Prudential Retirement Income Limited, Prudential Pensions Limited, and other categories of non-participating UK business;

•                  Jackson National Life – fixed and variable annuity business and life insurance; and

•                  Prudential Corporation Asia – non-participating term, whole life, and unit-linked policies, together with accident and health policies.

The assets and liabilities of contracts with insignificant insurance risk previously were accounted for under UK GAAP under the provisions of the ABI SORP, as described in note A4. Under IFRS 4, the assets and liabilities of these contracts with insignificant insurance risk and no discretionary participation features are required to be accounted for in accordance with IAS 39 and, where relevant, the provisions of IAS 18, in respect of attaching investment management features of the contracts. Contracts of the Group whose assets and liabilities are required to be remeasured from 1 January 2005 under these two standards can be summarised as:

•                  UK – certain unit-linked savings and similar contracts;

•                  Jackson National Life – GICs

–                 minor amounts of ‘annuity certain’ contracts; and

•                  Prudential Corporation Asia – minor amounts for a number of small categories of business. The impact on the contracts of UK insurance operations and JNL’s GICs are considered in turn below:

(i) Certain UK unit-linked savings and similar contracts

Change is required for the following contract assets and liabilities.

Deferred acquisition costs

Under UK GAAP, acquisition expenses are deferred with amortisation on a basis commensurate with the anticipated emergence of margins under the contract. Under IFRS, acquisition costs are deferred to the extent that it is appropriate to recognise an asset that represents the entity’s contractual right to benefit from providing investment management services and are amortised as the entity recognises the related revenue. IAS 18 further reduces the costs potentially capable of deferral to incremental costs only. Deferred acquisition costs are amortised to the income statement in line with service provision.

Deferred income reserves

These are required to be established under IAS 18 with amortisation over the expected life of the contract. The majority of the relevant UK contracts are single premium with the initial deferred income reflecting the ‘front end load’ i.e. the difference between the premium paid and the amount credited to the unit fund. Deferred income is amortised to the income statement in line with service provision.

Sterling reserves

Under UK GAAP, reflecting the regulatory approach in the UK, prudent provisions are established for possible future expenses not covered by future margins at a policy level. Under IFRS, such provisions are no longer permitted.

(ii) Jackson National Life – GICs

Previously, under UK GAAP, the assets and liabilities of JNL’s insurance contracts, including GICs, have been measured by the application of US GAAP principles with contract liabilities accounted for on an amortised cost basis. Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. Funding agreements are of a similar nature but the interest rate may be floating, based on a rate linked to an external index. The US GAAP accounting requirements for such contracts are very similar to those under IFRS on the amortised cost model for liability measurement.

(b) Concentration of risk

(i) Business accepted

The Group has a broadly based exposure to life assurance risk. This is achieved through the geographical spread of the Group’s operations and, within those operations, through a broad mix of product types. In addition, looking beyond pure insurance risk, the Group considers itself well developed in its approach to assessment of diversification benefits through its ‘economic capital’ project that is used for internal business management. The economic capital project seeks to apply a single yardstick to assess and quantify all risks attaching to the Group’s insurance business and associated capital requirements.

On 2 June 2005, the Group published details of the framework and results to that point of its economic capital project. Under the framework, cash flows and capital requirements for each of the main business units in the UK, US and Asia are projected over many internally consistent stochastically generated simulations. The process, using a group solvency model, captures 80 per cent of the business, the other 20 per cent being modelled on a stand-alone basis and aggregated with the main results using a correlation matrix approach. This is a standard method of aggregation used by banks and other financial institutions.

Using an iterative modelling process, economic capital is calculated as the amount required at the calculation date such that the cumulative number of projected defaults is less than a predetermined rate reflecting Prudential’s internal target solvency level. Prudential’s internal target solvency level has been set as equivalent to the historic default rate on AA-rated bond (equivalent to a cumulative probability of default of 44 out of 1,000 simulations over 25 years). The economic capital framework thus assesses the capital required to meet Prudential’s obligations with at least this level of confidence taking into account extreme events. Prudential’s economic capital model covers all material risks in each business, including (where relevant) financial risks and insurance and business risks.

The 2 June announcement made reference to unaudited economic capital requirements at 31 December 2004. These results remain unaudited in these statements except to the extent of being an accurate representation of the information reported at that time.

As at 31 December 2004, Prudential reported that it required £1.8 billion of capital for the Group to cover the risks to its existing contractual and discretionary insurance liabilities, on an economic basis and its internal target solvency level. This number is after allowance for diversification across risks and geographies and the capturing of future shareholders’ transfers from the business units. This compares to available capital of £3.4 billion on an equivalent basis (i.e. GAAP based shareholders’ equity after adjusting to eliminate goodwill, to include subordinated debt capital and valuation differences). This requirement has been analysed into its contributory parts by risk type as follows: asset liability matching 28 per cent, credit risk 47 per cent, underwriting (mortality, longevity and morbidity) 10 per cent, persistency 2 per cent, and operational 13 per cent. The largest risk exposure on a diversified basis, credit risk, reflects the relative size of the exposure to JNL, Prudential UK shareholder annuities business, and Egg.

An example of the diversification benefits for Prudential is that adverse scenarios do not affect all business units in the same way, providing natural hedges within the Group. For example, the Group’s US business is sensitive towards increasing interest rates, whereas, in contrast, several business units in Asia benefit from increasing rates. Conversely, these Asian business units are sensitive towards low interest rates, whereas the US benefits from falling interest rates. The economic capital project also takes into account situations where factors are correlated, for example the extent of correlation between Asian and US economies.

(ii) Ceded business

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group of liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. There are no significant concentrations of reinsurance risk.

(c) Guarantees

Notes D2(b), D3(b) and D4(b) and (h) provide details of guarantee features of the Group’s life assurance products. In the UK guarantees of the with-profits products are valued for accounting purposes on a market consistent basis for 2005 as described in section D2(d)(ii). The UK business also has products with guaranteed annuity option features, mostly within SAIF, as described in section D2(b). There is little exposure to financial options and guarantees in the shareholder-backed business of the UK operations. The US business annuity products have a variety of option and guarantee features as described in section D3(b). JNL’s derivative programme seeks to manage the exposures as described in section D3(c). The most significant exposure for the Group arises on Taiwan whole of life policies as described in section D4(h).

(d) Amount, timing and uncertainty of future cash flows from insurance contracts

The factors that affect the amount, timing and uncertainty of future cash flows from insurance contracts depend upon the businesses concerned as described in subsequent sections. In general terms, the Group is managed by reference to a combination of measures.
These measures include IFRS basis earnings, net shareholder cash flow to or from business units from or to central funds, and movements in the value of discounted future expected cash flows of in-force long-term insurance business. The latter item is commonly referred to as Embedded Value.

The Group prepares and publishes supplementary information in accordance with the European Embedded Value (EEV) principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the addition of Additional Guidance on EEV Disclosures published in October 2005. Key elements of the EEV principles are the approach applied to allowing for risk and the best estimate assumptions of future cash flows arising from the contracts.

The business covered for determining EEV basis results includes investment contracts (i.e. contracts with insignificant insurance risk as defined under IFRS 4) as well as insurance contracts (i.e. those that contain significant insurance risk). Investment contracts form a relatively small part of the Group’s long-term business as demonstrated by the carrying values of policyholder liabilities shown in the Group balance sheet.

The cash flows subject to valuation are those expected under the contracts such as those arising from premiums, claims, expenses after appropriate estimation of future lapse behaviour and mortality and morbidity experience. The cash flows also include the expected future cash flows on assets covering liabilities and encumbered capital.

Encumbered capital is based on Prudential’s internal target for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models but does not take credit for the significant diversification benefits that exist within the Group.

Valuation of the future cash flows also takes account of the ‘time value’ of option and guarantee features of the Group’s long-term business contracts. The time value reflects the variability of economic outcomes in the future. Where appropriate, a full stochastic valuation is undertaken to determine the value of the in-force business. Common principles are adopted across the Group for the stochastic asset model classes, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes. In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions are modelled. In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits sub-fund, the actions are consistent with those set out in the Principles and Practices of Financial Management.

The present value of the future cash flows is calculated using a risk discount rate which reflects both the time value of money and the risks associated with the cash flows that are not otherwise allowed for. The risk allowance covers market and non-market risks.

Under Capital Asset Pricing Methodology (CAPM), the discount rate is determined as the aggregate of the risk-free rate and the risk margin for market risk. The latter is calculated as the ‘beta’ times the equity risk premium. Under CAPM, the beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. They are determined by considering how the profits from each product are impacted by changes in expected returns on various asset classes, and by converting this into a relative rate of return it is possible to derive a product specific beta.

CAPM does not include any allowance for non-market risks since they are assumed to be fully diversifiable. For EEV purposes, however, a risk margin is added for non-diversifiable non-market risks and to cover Group level risks.

Product specific discount rates are used in order to reflect the risk profile of each major territory and product group. No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been used. A constant 50 basis points has been added to the risk margin for market risk to cover the non-diversifiable non-market risks associated with the business.

Product level betas are calculated each year. They are combined with the most recent product mix to produce appropriate beta and risk discount rates for each major product grouping.

Details of the key assumptions and sensitivity of the EEV value of in-force business are shown in the sections for each geographic segment that follow in this note. The sensitivity of the present value of the discounted future cash flows under the EEV methodology is of particular interest. The sensitivity provides an indication of the movement in the net value ascribable to potential variations in the amounts and timing of future cash flows to shareholders and the uncertainty attached to those cash flows.

(e) Sensitivity of IFRS basis profit or loss and equity to changes that have a material effect

The factors that may significantly affect IFRS results due to changes of experience or assumptions vary significantly between business units. The most significant items are summarised below.

UK insurance operations

•                  With-profits business – investment performance subject to smoothing through declared bonuses;

•                  unit-linked business – investment performance through fund management fees; and

•                  annuity business – mortality experience and assumptions, and credit risk.

Jackson National Life

•                  Variable annuity business – fund management performance and incidence of guarantee features of the contracts;

•                  fixed annuity business – spread differential between earned rate and rate credited to policyholder; and

•                  fixed index annuity business – spread differential between earned rate and rate credited to policyholder and incidence of equity index participation features.

Asian operations

•                  With-profits business – as for UK Insurance operations;

•                  unit-linked business – as for UK Insurance operations; and

•                  non-participating business – return on assets covering the Taiwan whole of life policies.

Where appropriate these issues are discussed in notes D2, D3 and D4.

Lapse risk is not mentioned above and has variable impacts. In the UK, adverse persistency experience has led to losses in embedded value in 2004 and 2005 reflecting a reduced level of projected statutory transfers from the PAC with-profits fund. However, in any given year the statutory transfer recognised in IFRS profits is only marginally affected by altered persistency trends.

JNL is sensitive to lapse risk. However, JNL has swaption derivatives in place to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behaviour.

(f) Duration of liabilities

Under the terms of the Group’s contracts, as for life assurance contracts generally, the contractual maturity date is the earlier of the end of the contract term, death or surrender. The Group has therefore chosen to provide details of liability duration that reflect the actuarially determined best estimate of the likely incidence of these three factors on contract duration. Details are shown in sections D2(i), D3(i) and D4(i). Effective interest rates, as defined in IAS 32, are not applicable to the Group’s insurance contracts and investment contracts with discretionary participation features.

In the years 2001 to 2005 claims paid on the Group’s life assurance contracts including those now classified as investment contracts under IFRS 4 ranged from £11.8 billion to £13.8 billion. Indicatively it is to be expected that of the Group’s policyholder liabilities (excluding unallocated surplus) at 31 December 2005 of £159 billion, the amounts likely to be paid in 2006 will be of a similar magnitude.

D2: UK insurance operations

(a) Summary balance sheet at 31 December 2005

In order to explain the different types of UK business and fund structure, the balance sheet of the UK insurance operations may be analysed by the assets and liabilities of the Scottish Amicable Insurance Fund, the PAC with-profits sub-fund, annuity business, unit-linked and other business. The assets and liabilities of these funds and subsidiaries are shown in the table below.

		PAC with-profits sub-fund (note i)			Other funds and subsidiaries
						Other
	Scottish					non-profit
	Amicable	Excluding	Prudential		Prudential	unit-linked
	Insurance	Prudential	Annuities		Retirement	and other		UK insurance
	Fund	Annuities	Limited	Total	Income	business		operations
	(note ii)	Limited	(note iii)	(note iv)	Limited	(note v)	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Goodwill attributable to PAC with-profits fund	—	607	—	607	—	—	—	607
Other intangibles:
PAC with-profit fund	6	29	—	29	—	—	—	35
Other operations	—	—	—	—	—	199	199	199
Total	6	29	—	29	—	199	199	234
Other non-investment and non-cash assets	314	2,263	273	2,536	236	1,384	1,620	4,470
Investments of long-term business, banking and other operations:
Investment properties	1,586	9,569	401	9,970	214	900	1,114	12,670
Financial investments:
Loans and receivables	213	653	211	864	44	9	53	1,130
Equity securities and portfolio holdings in unit trusts	7,515	39,797	369	40,166	6	10,839	10,845	58,526
Debt securities	4,710	15,373	14,331	29,704	8,695	6,343	15,038	49,452
Other investments	237	2,231	181	2,412	28	11	39	2,688
Deposits	723	3,615	391	4,006	442	1,626	2,068	6,797
Total investments	14,984	71,238	15,884	87,122	9,429	19,728	29,157	131,263
Held for sale assets	—	728	—	728	—	—	—	728
Cash and cash equivalents	101	721	75	796	13	285	298	1,195
Total assets	15,405	75,586	16,232	91,818	9,678	21,596	31,274	138,497
Equity and liabilities
Equity
Shareholders’ equity	—	—	—	—	782	359	1,141	1,141
Minority interests	21	74	—	74	—	—	—	95
Total equity	21	74	—	74	782	359	1,141	1,236
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	14,011	33,424	14,068	47,492	8,324	9,404	17,728	79,231
Investment contract liabilities with discretionary participation features	751	25,692	—	25,692	—	—	—	26,443
Investment contract liabilities without discretionary participation features	—	—	—	—	—	10,502	10,502	10,502
Unallocated surplus of with-profit funds (reflecting application of ‘realistic’ provisions for UK regulated with-profits funds)	—	9,683	1,589	11,272	—	—	—	11,272
Total	14,762	68,799	15,657	84,456	8,324	19,906	28,230	127,448
Operational borrowings attributable to shareholder-financed operations	—	—	—	—	—	17	17	17
Borrowings attributable to with-profit funds	118	1,780	—	1,780	—	—	—	1,898
Other non-insurance liabilities	504	4,933	575	5,508	572	1,314	1,886	7,898
Total liabilities	15,384	75,512	16,232	91,744	8,896	21,237	30,133	137,261
Total equity and liabilities	15,405	75,586	16,232	91,818	9,678	21,596	31,274	138,497

Notes

(i) For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund.

(ii) Scottish Amicable Insurance Fund (SAIF) is a separate sub-fund within the PAC long-term business fund.

(iii) Wholly-owned subsidiary of the PAC WPSF that writes annuity business.

(iv) Excluding policyholder liabilities of the Hong Kong branch of PAC.

(v) Within policyholder liabilities of £19,906 million for the non-profit unit-linked and other business is £16,639 million for unit-linked business.

(b) Products and guarantees

Prudential’s long-term products in the UK consist of life insurance, pension products and pension annuities.

These products are written primarily in:

•                  One of three separate sub-funds of the PAC long-term fund, namely the with-profits sub-fund, the SAIF, and the non-profit sub-fund;

•                  Prudential Annuities Limited, which is owned by the PAC with-profits sub-fund;

•                  Prudential Retirement Income Limited, a shareholder-owned subsidiary; or

•                  other shareholder-backed subsidiaries writing mainly non-profit unit-linked business.

(i) With-profits products and PAC with-profits sub-fund

Within the balance sheet of UK insurance operations, there are policyholder liabilities of £73.2 billion and unallocated surplus of £11.3 billion that relate to the WPSF. The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF’s profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation.

With-profits products provide returns to policyholders through bonuses that are ‘smoothed’. There are two types of bonuses: ‘annual’ and ‘final’. Annual bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration.

When determining policy payouts, including final bonuses, Prudential considers policyholders’ reasonable expectations, the need to smooth claim values and payments from year to year and competitive considerations, together with ‘asset shares’ for specimen policies. Asset shares broadly reflect the value of premiums paid plus the investment return on the assets notionally attributed to the policy, less the other items to be charged such as expenses and the cost of the life insurance cover.

For many years, UK with-profits product providers, such as Prudential, have been required by law and regulation to consider the reasonable expectations of policyholders in setting bonus levels. This concept is established by statute but is not defined. However, it is defined within the regulatory framework, which also more recently contains an explicit requirement to treat customers fairly.

The WPSF held a provision of £52 million at 31 December 2005 (2004: £49 million) to honour guarantees on a small amount of guaranteed annuity products. SAIF’s exposure to guaranteed annuities is described below.

Beyond the generic guarantees described above, there are very few explicit options or guarantees such as of minimum investment returns, surrender values or annuity at retirement and any granted have generally been at very low levels.

(ii) Annuity business

Prudential’s conventional annuities include level, fixed increase and retail price index (RPI) annuities. They are mainly written within the subsidiaries PAL, PRIL, Prudential Pensions Limited and the PAC with-profits sub-fund, but there are some annuity liabilities in the WPSF and SAIF.

Prudential’s fixed-increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder’s life. The RPI annuities that Prudential offers provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK RPI. Prudential’s with-profits annuities, which are written in the WPSF, combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain exposure to investment return on the WPSF’s equity shares, property and other investment categories over time.

Policyholders select an ‘anticipated bonus’ from the specific range Prudential offers for the particular product. The amount of the annuity payment each year depends upon the relationship between the anticipated bonus rate selected by the policyholder when the product is purchased and the bonus rates Prudential subsequently declares each year during the term of the product. If the total bonus rates fall below the anticipated rate, then the annuity income falls.

At 31 December 2005, £25.3 billion of investments relate to annuity business of PAL and PRIL. These investments are predominantly in debt securities (including retail price index-linked bonds to match retail price index-linked annuities), loans and deposits and are duration matched with the estimated duration of the liabilities they support.

(iii) SAIF

SAIF is a ring-fenced sub-fund of the PAC long-term fund and was formed following the acquisition of the mutually owned Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in force at the time of the acquisition and incremental premiums are permitted on these policies.

The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to investment management fees on this business.

The process for determining policyholder bonuses of SAIF with-profits policies, which constitute the vast majority of obligations of the funds, is similar to that for the with-profit policies of the WPSF. However, in addition, the surplus assets in SAIF are allocated to policies in an orderly and equitable distribution over time as enhancements to policyholder benefits i.e. in excess of those based on asset share.

Provision is made for the risks attaching to some SAIF unitised with-profits policies that have MVR – free dates and for those SAIF products which have a guaranteed minimum benefit on death or maturity of premiums accumulated at 4 per cent per annum.

The Group’s main exposure to guaranteed annuities in the UK is through SAIF and a provision of £619 million was held in SAIF at 31 December 2005 (2004: £648 million) to honour the guarantees. As SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF this provision has no impact on the financial position of the Group’s shareholders’ funds.

(iv) Unit-linked (non-annuity) and other non-profit business

Prudential UK insurance operations also have an extensive book of unit-linked policies of varying types and provide a range of other non-profit business such as stakeholder, credit life and non-life long-term contracts. These contracts do not contain significant financial guarantees.

There are no guaranteed maturity values or guaranteed annuity options on unit-linked policies except for minor amounts for certain policies linked to cash units within SAIF.

(c) Exposure to market risk

(i) Non-linked life and pension business

For with-profits business, the absence of guaranteed surrender values and the flexibility given by the operation of the bonus system means that the majority of the investments backing the with-profits business are in equities and real estate with the balance in debt securities, deposits and loans.

The investments supporting the protection business are small in value and tend to be fixed maturities reflecting the guaranteed nature of the liabilities.

(ii) Pension annuity business

Prudential’s UK annuity business employs fixed income investments (including UK retail price index-linked assets) because the liabilities consist of guaranteed payments for as long as each annuitant is alive. Retail price index-linked assets are used to back pension annuities where the payments are linked to the RPI.

(iii) Unit-linked business

Except through the second order effect on investment management fees, the unit-linked business of the UK insurance operations is not exposed to market risk. The lack of exposure arises from the contract nature whereby policyholder benefits reflect asset value movements of the unit-linked funds.

(d) Process for setting assumptions and determining liabilities

(i) Overview

Calculation of the contract liabilities involves the setting of assumptions for future experience. This is done following detailed review of the relevant experience including, in particular, mortality, expenses, tax and economic assumptions. For with-profits business written in the WPSF or SAIF from 2005, for IFRS accounting purposes, a market consistent valuation is performed (as described in section (ii) below). Additional assumptions required are persistency and the management actions under which the fund is managed. Assumptions used for market consistent valuation typically do not contain margins, whereas those used for the valuation of other classes of business do.

Mortality assumptions are set based on the results of the most recent experience analysis looking at the experience over recent years of the relevant business. For non-profit business, a margin for adverse deviation is added. Different assumptions are applied for different product groups. For annuitant mortality, assumptions for current mortality rates are based on recent experience investigations and expected future improvements in mortality. The expected future improvements are based on recent experience and projections of the business and industry generally.

Maintenance and, for some classes of business, termination expense assumptions are expressed as per policy amounts. They are set based on the expenses incurred during the year, including an allowance for ongoing investment expenditure and allocated between entities and product groups in accordance with the operation’s internal cost allocation model. For non-profit business a margin for adverse deviation is added to this amount. Expense inflation assumptions are set consistent with the economic basis and based on the difference between nominal gilts and index-linked gilts; unit expenses are assumed not to increase in future years at a faster rate than this difference.

The actual renewal expenses charged to SAIF will continue to be based on the tariff arrangement specified in the Scottish Amicable Life Assurance Society Scheme until 31 December 2007, when the tariff arrangement terminates. This provides an additional margin in SAIF as the unit costs derived from actual expenses (and used to derive the recommended assumptions) are generally significantly greater than the tariff costs.

The assumptions for investment management expenses are based on the charges specified in agreements with the Group’s investment management operations, plus a margin for adverse deviation for non-profit business.

Tax assumptions are set equal to current rates of taxation.

For non-profit business excluding unit-linked business, the valuation interest rates used to discount the liabilities are based on the yields as at the valuation date on the assets backing the technical provisions. For fixed interest securities the gross redemption yield is used, for property it is the rental yield, and for equities it is the greater of the dividend yield and the average of the dividend yield and the earnings yield. An adjustment is made to the yield on non risk-free fixed interest securities and property to reflect credit risk. To calculate the non-unit reserves for linked business, assumptions have been set for the gross unit growth rate and the rate of inflation of maintenance expenses, as well as for the valuation interest rate as described above.

(ii) WPSF and SAIF

The policyholder liabilities reported for the WPSF are primarily for two broad types of business. These are accumulating and conventional with-profits contracts.

2005

The provisions at 31 December 2005 have been determined on a basis consistent with the detailed methodology included in regulations contained in the FSA’s rules for the determination of regulatory reporting reserves on the FSA’s ‘realistic’ Peak 2 basis. In aggregate, the regime has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances. These contracts are a combination of insurance and investment contracts with discretionary participation features, as defined by IFRS 4.

The FSA’s Peak 2 calculation under the new realistic regime, which came fully into effect for the first time for 2004 regulatory reporting requires the value of liabilities to be calculated as:

•                  The with-profits benefits reserve (WPBR); plus

•                  future policy related liabilities (FPRL); plus

•                  the realistic current liabilities of the fund.

The WPBR is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future expected policyholder benefits and other outgoings. By contrast, the Peak 1 basis addresses, at least explicitly, only declared bonuses.

Asset shares are calculated as the accumulation of all items of income and outgo that are relevant to each policy type. Income comprises credits for premiums, investment returns (including unrealised gains), and miscellaneous profits. Outgo comprises charges for tax (including an allowance for tax on unrealised gains), guarantees and smoothing, mortality and morbidity, shareholders’ profit transfers, miscellaneous losses, and expenses and commission (net of any tax relief).

The FPRL must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charges, and this amount must be determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities.

The assumptions used in the stochastic models are calibrated to produce risk-free returns on each asset class. Volatilities of, and correlations between, investment returns from different asset classes are as determined by the Group’s Portfolio Management Group but aim to be market consistent.

The cost of guarantees, options and smoothing is very sensitive to the bonus, market value reduction (MVR), and investment policy the Company employs and therefore the stochastic modelling incorporates a range of management actions that would help to protect the fund in adverse investment scenarios. Substantial flexibility has been included in the modelled management actions in order to reflect the discretion that the Company retains in adverse investment conditions, thereby avoiding the creation of unreasonable minimum capital requirements. The management actions assumed are consistent with our management policy for with-profit funds and our disclosures in the publicly available Principles and Practices of Financial Management.

The contract liabilities for with-profits business also required assumptions for persistency. These are set based on the results of the Company’s recent experience analysis.

2004

The amounts shown in the consolidated balance sheet at 31 December 2004 for technical provisions and unallocated surplus (fund for future appropriations) for with-profit business of the WPSF and SAIF have been determined in accordance with the MSB of accounting applicable at that time. With the exception of minor accounting adjustments, the technical provisions reflect the UK regulatory basis of reporting that has applied for many years, and which effectively constitutes the Peak 1 basis under the new FSA regime.

Under this basis of accounting, the future policyholder benefit provisions on conventional with-profit policies was calculated using the net premium valuation method, such that they would be sufficient at the outset of the policy to provide only for the discounted value of the original guaranteed death and maturity benefits on the chosen valuation assumptions. The provisions were then calculated by subtracting the present value of future net premiums from the present value of future benefits (including vested bonuses) using a prudent discount rate.

Under the net premium valuation method, vested bonuses are included in the cash flows assessed but future allocations of bonuses are not included explicitly, although they may be implicitly taken into account in the discount rate used, which is based on the return available on suitable investments. The detailed methodology for UK companies is included in the regulations contained in the FSA rules. In particular, the returns available from equity and property assets are based on expected income and/or earnings and no allowance is made for future capital growth.

The assumptions to which the estimate of the technical provisions for conventional with-profit contracts at 31 December 2004 were particularly sensitive were the interest rates used to discount the provision and the future mortality experience of policyholders. The net premium reserves were calculated using assumptions for interest, mortality, morbidity, and expense but without assumptions for withdrawals. The assumptions were determined as prudent best estimates at the date of valuation. Interest rates used in establishing policyholder benefit provisions at 31 December 2004 range from 3 per cent to 5 per cent.

For accumulating with-profit business, the calculation of technical provisions at 31 December 2004 was based on a gross premium bonus reserve valuation. In general terms, a gross premium valuation basis is one in which the premiums brought into account are the full amounts receivable under the contract. The method includes explicit estimates of premiums, expected claims, future regular bonuses, costs of maintaining contracts and future renewal expenses. Cash flows are discounted at the valuation rate of interest. The methodology for UK companies is included in the FSA rules. The discount rate is based on the expected return on the assets deemed to back the liabilities as prescribed by the FSA rules.

For PAC business the calculation was based on a valuation under which future reversionary bonuses are added to the guaranteed liabilities existing at the valuation date. The assumptions to which the estimation of the technical provisions were particularly sensitive were the assumed future reversionary bonuses, the interest rate used to discount the provisions, the assumed future per policy expenses and the assumed future mortality experience of policyholders.

For the purposes of calculating the liabilities using the bonus reserve method the assumed interest rates ranged from 2.5 per cent to 5.0 per cent at 31 December 2004, while future reversionary bonuses were assumed to fall immediately from then current levels to zero.

(iii) Annuity business

The contract liabilities for PAL and PRIL are based on the FSA regulatory solvency basis. The valuation is then modified for MSB reporting purposes to remove certain of the margins for prudence within the assumptions, and contingency reserves, both of which are required under the solvency basis applied for regulatory purposes, but not for financial accounting.

The contract liabilities are the discounted value of future claim payments, adjusted for investment expenses and future administration costs. The interest rate used for discounting claim payments is derived from the yield on the assets held with an allowance for default and mismatching risk. At 31 December 2005, the interest rates applied ranged from 1.0 per cent to 4.6 per cent (2004: 1.5 per cent to 5.0 per cent).

The mortality assumptions are set in light of recent population and internal experience. The assumptions used are percentages of standard actuarial mortality tables with an allowance for future mortality improvements. Where annuities have been sold on an enhanced basis to impaired lives an additional age adjustment is made. The percentages of the standard table used are selected according to the source of business. The range of percentages used is set out in the following tables:

PAL

	2005		2004
	Males	Females	Males	Females
In payment	93% – 100% PMA92	84% – 105% PFA92	97% – 111% PMA92	92% – 105% PFA92
	(C = 2004) with	(C = 2004) with 75%	(C = 2004) with	(C = 2004) with 75%
	medium cohort	of medium cohort	medium cohort	of medium cohort
	improvement table	improvement table	improvement table	improvement table
	with a minimum annual	with a minimum annual	with a minimum annual	with a minimum annual
	improvement of 1.25%	improvement of 0.75%	improvement of 1.25%	improvement of 0.75%

In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

PRIL

	2005		2004
	Males	Females	Males	Females
In payment	88% – 100% PMA92	84% – 102% PFA92	90% – 113% PMA92	85% – 104% PFA92
	(C = 2004) with	(C = 2004) with 75%	(C = 2004) with	(C = 2004) with 75%
	medium cohort	of medium cohort	medium cohort	of medium cohort
	improvement table	improvement table	improvement table	improvement table
	with a minimum annual	with a minimum annual	with a minimum annual	with a minimum annual
	improvement of 1.25%	improvement of 0.75%	improvement of 1.25%	improvement of 0.75%

In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

(iv) Unit-linked (non-annuity) and other non-profit business

The majority of other long-term business written in the UK insurance operations is unit-linked business or other business with similar features. For these contracts the attaching liability reflects the unit value obligation and provision for mortality risk. The latter component is determined by applying mortality assumptions on a basis that is appropriate for the policyholder profile.

For unit-linked business, the assets covering unit liabilities are exposed to market risk, but the residual risk when considering the unit-linked liabilities and assets together is limited to the effect on fund-based charges.

For those contracts where the level of insurance risk is insignificant the assets and liabilities arising under the contracts are distinguished between those that relate to the financial instrument liability and acquisition costs and deferred income that relate to the component of the contract that relates to investment management. Acquisition costs and deferred income are recognised consistent with the level of service provision in line with the requirements of IAS 18.

(e) Reinsurance

The Group’s UK insurance business cedes only minor amounts of business outside the Group. During 2005, reinsurance premiums for externally ceded business were £82 million and reinsurance recoverable insurance assets were £750 million in aggregate. The gains and losses recognised in profit and loss for these contracts were immaterial.

(f) Effect of changes in assumptions used to measure insurance assets and liabilities

For with-profits business the only change of note is an altered basis of recognising liabilities and unallocated surplus for SAIF. This is to comply with actuarial guidance GN 45, which requires that for a closed fund where the fund will be distributed fully that the working capital is shown as zero, with the future enhancements to asset shares being increased by the free capital. Without the adjustment the unallocated surplus would have been approximately £700 million. Shareholder results and equity are not altered by this change.

The change of mortality table for PAL explained in section D2(d) increased liabilities by £144 million. As PAL is owned by the WPSF this change had no affect on shareholder profit.

For shareholder-backed non-participating business a number of changes of assumptions were made in 2005. Taken together these changes had the effect of reducing operating profit based on longer-term investment returns before shareholder tax by £36 million with consequent increase in liabilities. The reduction arose from a charge of £69 million for strengthened mortality assumptions, being partially offset by a net credit of £29 million in respect of a reduced level of expected defaults for debt securities, and a credit of £4 million for other changes.

As described in section A4, the Group provides supplementary analysis of its profit before shareholder tax, distinguishing operating profit based on longer-term investment returns from short-term fluctuations in investment returns, actuarial gains and losses on defined benefit pension schemes, and exceptional items. In addition to the £36 million charge described above, an additional £20 million charge for the effect of change of assumption for renewal expenses, which relates to an increase in ongoing future pensions scheme contributions as described in section B1, has been recorded as part of actuarial and other gains and losses excluded from operating profit but included in total profit before shareholder tax.

The net charge of £36 million comprises amounts in respect of PAC (£35 million charge), Prudential Holborn Life (£2 million credit), and PRIL (£3 million charge).

(g) Amount, timing and uncertainty of future cash flows from insurance contracts

At 31 December 2005, the EEV basis value of the in-force business of the UK insurance operations, after taking account of the cost of encumbered capital and the cost of the time value of financial options and guarantees, was £4,274 million. This value has been determined after applying the principles of valuation described in note D1 and the following key assumptions.

%
Risk discount rate for in-force business at the start of the year	7.7
Pre-tax expected long-term nominal rates of investment return:
UK equities	8.1
Overseas equities	8.1 to 8.75
Property	6.4
Gilts	4.1
Corporate bonds	4.9
Expected long-term rate of inflation	2.9
Post-tax expected long-term nominal rate of return	7.1
Pensions business (where no tax applies)	6.3
Life business

The sensitivity of this value to changes in key assumptions is as follows:

£m
Economic assumptions:
Discount rates - 1% increase	(432)
Interest rates (including consequential changes for assumed investment returns for all asset classes, market values of debt securities, and all risk discount rates):
– 1% increase	108
– 1% decrease	(142)
Equity/property yields – 1% rise	297
Equity/property market values – 10% fall	(480)
Non-economic assumptions:
Maintenance expenses – 10% decrease	33
Lapse rates – 10% decrease	68
Mortality and morbidity – 5% decrease in base rates (i.e. increased longevity)	(62)

(h) Sensitivity of IFRS basis profit or loss and equity to changes that have a material effect

The primary sensitivities that have a material effect on the IFRS basis results of the UK insurance operations relate to asset-liability matching and mortality experience for shareholder-backed annuity business. Further details are described below.

(i) With-profits business

SAIF

Shareholders have no interest in the profits of SAIF but are entitled to the investment management fees paid on the business.

With-profits sub-fund business

For with-profits business (including non-participating business of PAL which is owned by the WPSF) adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholders’ profit for with-profits business is unaffected. This is because IFRS basis profits for with-profits business, which are determined on the same basis as on preceding UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

The main factors that influence the determination of bonus rates are the return on the investments of the fund, the effect of inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. Mortality and other insurance risk represent a relatively small component of the factors.

Unallocated surplus represents the excess of assets over policyholder liabilities of the fund. As unallocated surplus of the WPSF is recorded as a liability, movements in its value do not affect shareholders’ profits or equity.

The level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the life fund assets that represent the surplus. The effects for 2005 and 2004 are demonstrated in note D5.

(ii) Shareholder-backed annuity business

Profits from shareholder-backed annuity business are most sensitive to:

•                  The extent to which the duration of the assets held closely match the expected duration of the liabilities under the contracts, assuming close matching, the impact of short-term asset value movements for interest rate movements will broadly offset changes in the values of liabilities caused by movements in valuation rates of interest;

•                  actual versus expected default rates on assets held;

•                  the difference between long-term rates of return on corporate bonds and risk-free rates;

•                  the variance between actual and expected mortality experience; and

•                  the extent to which expected future mortality experience gives rise to changes in the measurement of liabilities.

A decrease in assumed mortality rates of 1 per cent would decrease gross profits by approximately £33 million. A decrease in credit default assumptions of five basis points would increase gross profits by £65 million. A decrease in renewal expenses (excluding investment management expenses) of 5 per cent would increase gross profits by £12 million. The effect on profits would be approximately symmetrical for changes in assumption that are directionally opposite to those explained above.

(iii) Unit-linked and other business

Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders, for management of assets under the Company’s stewardship, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and mortality experience. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover the profits are relatively insensitive to changes in mortality experience.

(iv) Exposure to interest rate risk

By virtue of the fund structure, product features and basis of accounting described in note D2(b) and (d), the policyholder liabilities of the UK insurance operations are, except for pension annuity business, not generally exposed to interest rate risk. For pension annuity, business liabilities are exposed to fair value interest rate risk. However, the net exposure to the PAC WPSF (for PAL) and shareholders (for liabilities of PRIL) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration.

(i) Duration of liabilities

With the exception of most unitised with-profit bonds and other whole of life contracts the majority of the contracts of the UK insurance operations have a contract term. However, in effect, the maturity term of contracts reflects the earlier of death, maturity, or lapsation. In addition, with-profit contract liabilities as noted in note D2(d) above include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance of SAIF and the WPSF. To ascribe particular amounts payable to these contracts in future years does not provide appropriate information.

The Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The maturity profile of the cash flows used for 2005 for that purpose for insurance contracts, as defined by IFRS, i.e. those containing significant insurance risk, and investment contracts, which do not, is as follows:

					Investment contracts
	Insurance contracts					Unit-linked
	With-profits	PAL	PRIL	Other	With-profits	and similar
	%	%	%	%	%	%
Expected maturity:
0 to 5 years	48	32	29	33	25	45
5 to 10 years	29	24	22	25	24	24
10 to 15 years	13	17	17	18	18	14
15 to 20 years	6	12	12	14	14	8
20 to 25 years	3	7	8	6	11	5
Over 25 years	1	8	12	4	8	4

D3: US operations

(a) Summary balance sheet at 31 December 2005

	Long-term business
	Variable
	annuity
	separate	Fixed		Broker-
	account	annuity, GIC		dealer	US
	assets and	and other		and fund	operations
	liabilities*	business*	Total	management	total
	£m	£m	£m	£m	£m
Assets
Goodwill	—	—	—	16	16
Other intangibles	—	1,634	1,634	—	1,634
Other non-investment and non-cash assets	—	1,799	1,799	89	1,888
Investments:
Investment properties	—	41	41	—	41
Financial investments:
Loans and receivables	—	3,577	3,577	—	3,577
Equity securities and portfolio holdings in unit trusts	8,574	273	8,847	—	8,847
Debt securities	—	24,290	24,290	—	24,290
Other investments	—	794	794	31	825
Deposits	—	374	374	6	380
Total investments	8,574	29,349	37,923	37	37,960
Cash and cash equivalents	—	154	154	48	202
Total assets	8,574	32,936	41,510	190	41,700

Equity and liabilities
Equity
Shareholders’ equity	—	2,899	2,899	70	2,969
Minority interests	—	2	2	—	2
Total equity	—	2,901	2,901	70	2,971

Liabilities
Policyholder liabilities:
Insurance contract liabilities	8,574	21,905	30,479	—	30,479
Investment contract liabilities without discretionary participation features (GIC and annuity certain)	—	1,502	1,502	—	1,502
Total	8,574	23,407	31,981	—	31,981
Core structural borrowings of shareholder-financed operations	—	145	145	—	145
Operational borrowings attributable to shareholder-financed operations	—	1,085	1,085	—	1,085
Other non-insurance liabilities	—	5,398	5,398	120	5,518
Total liabilities	8,574	30,035	38,609	120	38,729
Total equity and liabilities	8,574	32,936	41,510	190	41,700

*Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within those of other business.

Summary policyholder liabilities (net of reinsurance) and reserves at 31 December 2005

The policyholder liabilities, net of reinsurers’ share of £520 million reflect balances in respect of the following:

2005
£m
Policy reserves and liabilities on non-linked business:
Reserves for future policyholder benefits and claims payable	971
Deposits on investment contracts (as defined under US GAAP)	20,702
Guaranteed investment contracts	1,214
Unit-linked (variable annuity (VA)) business	8,574
31,461

In addition to the policyholder liabilities above, JNL has entered into a programme of funding arrangements under contracts which, in substance, are almost identical to GICs. The liabilities under these funding arrangements totalled £3,267 million and are included in ‘other non-insurance liabilities’ in the balance sheet above.

(b) Products and guarantees

JNL provides long-term savings and retirement products to retail and institutional customers throughout the US. JNL offers individual fixed annuities, fixed index annuities, immediate annuities, variable annuities, individual and variable life insurance and institutional products.

(i) Fixed annuities

Interest-sensitive annuities

In 2005, interest-sensitive fixed annuities accounted for 36 per cent (2004: 41 per cent) of policy and contract liabilities of JNL. Interest-sensitive fixed annuities are primarily deferred annuity products that are used for retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

The policyholder of an interest-sensitive fixed annuity pays JNL a premium, which is credited to the policyholder’s account. Periodically, interest is credited to the policyholder’s account and in some cases administrative charges are deducted from the policyholder’s account. JNL makes benefit payments at a future date as specified in the policy based on the value of the policyholder’s account at that date.

The policy provides that at JNL’s discretion it may reset the interest rate, subject to a guaranteed minimum. The minimum guarantee varies from 1.5 per cent to 5.5 per cent (2004: 1.5 per cent to 5.5 per cent) depending on the jurisdiction of issue and the date of issue, with 73 per cent (2004: 73 per cent) of the fund at 3 per cent or less. The average guarantee rate is 3.3 per cent (2004: 3.3 per cent).

Approximately 29 per cent (2004: 22 per cent) of the interest-sensitive fixed annuities JNL wrote in 2005 provide for a market value adjustment, that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment.

Fixed index annuities

Fixed index annuities account for 7 per cent (2004: 6 per cent) of JNL’s policy and contract liabilities at 31 December 2005. Fixed indexed annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return but provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 3 per cent.

JNL hedges the equity return risk on fixed index products using futures and options linked to the relevant index. The cost of these hedges is taken into account in setting index participation rates and caps. JNL bears the investment and surrender risk on these products.

Immediate annuities

At 31 December 2005, immediate annuities accounted for 2 per cent (2004: 2 per cent) of JNL’s policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then JNL’s primary risk is mortality risk. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

(ii) Variable annuities

At 31 December 2005, VAs accounted for 32 per cent (2004: 26 per cent) of JNL’s policy and contract liabilities. VAs are deferred annuities that have the same tax advantages and payout options as interest-sensitive and fixed index annuities.

The primary difference between VAs and interest-sensitive or fixed index annuities are investment risk and return. If a policyholder chooses a VA, the rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed or variable account. Investment risk on the variable account is borne by the policyholder, while investment risk in the fixed account is borne by JNL through guaranteed minimum fixed rates of return. At 31 December 2005, approximately 19 per cent (2004: 26 per cent) of VA funds were in fixed accounts.

JNL issues VA contracts where it contractually guarantees to the contract holder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), annuitisation (guaranteed minimum income benefit (GMIB)), or at specified dates during the accumulation period (guaranteed minimum withdrawal benefit (GMWB)). JNL hedges these risks using equity options and futures contracts as described in note D3(c).

(iii) Life insurance

JNL’s life insurance products accounted for 9 per cent (2004: 10 per cent) of JNL’s policy and contract liabilities at 31 December 2005. The products offered include variable life insurance, term life insurance and interest-sensitive life insurance.

(iv) Institutional products

JNL’s institutional products consist of GICs, funding agreements (including agreements issued in conjunction with JNL’s participation in the US Federal Home Loan Bank programme) and medium-term note funding agreements. At 31 December 2005, institutional products accounted for 14 per cent of JNL’s policyholder reserves (2004: 15 per cent). Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. If deposited funds are withdrawn earlier than the specified term of the contract, an adjustment is made that approximates a market value adjustment.

Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. JNL agree to pay a rate of interest, which may be fixed but which is usually a floating short-term interest rate linked to an external index. The average term of the funding arrangements is one to two years. Funding agreements terminable by the policyholder with less than 90 days notice account for less than 1 per cent (2004: 2 per cent) of JNL total policyholder reserves.

Medium-term note funding agreements are generally issued to support trust instruments issued on non-US exchanges or to qualified investors (as defined by SEC rule 144A). Through the funding agreements, JNL agrees to pay a rate of interest, which may be fixed or floating, to the holders of the trust instruments.

(c) Risk management

JNL’s main exposure to market risk is through its exposure to interest rate risk because approximately 88 per cent (2004: 88 per cent) of its general account investments support interest-sensitive and fixed index annuities, life business and surplus and 12 per cent (2004: 12 per cent) support institutional business. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

Prudential is exposed primarily to the following risks in the US arising from fluctuations in interest rates:

•                  The risk of loss related to meeting guaranteed rates of accumulation following a sharp and sustained fall in interest rates;

•                  the risk of loss related to policyholder withdrawals following a sharp and sustained increase in interest rates; and

•                  the risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

JNL enters into financial derivative transactions, including swaps, forwards, put-swaptions, futures and options to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows, or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which JNL has acquired or incurred.

JNL generally uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed index annuities and GMWB and reinsurance GMIB features of variable annuities, issued by JNL contain embedded derivatives as defined by IAS 39, ‘Financial Instruments: Recognition and Measurement’. JNL does not account for such derivatives as either fair value or cash flow hedges as might be permitted if specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value.

Value movements on the derivatives are reported within the income statement. Under the Group’s accounting policies supplementary analysis of the profit before taxes attributable to shareholders is provided as shown in note B1. In preparing this analysis value movements on JNL derivative contracts, other than for certain equity-based product management activities, are included within short-term fluctuations in investment returns and excluded from operating results based on longer-term investment returns. Value movements on derivative instruments used for certain equity-based product management activities are included within operating results based on longer-term investment returns as the value movements broadly offset the economic impact of changed levels of benefit payments and reserves as equity markets fluctuate. The types of derivative used by JNL and their purpose are as follows:

•                  Interest rate swaps agreements generally involve the exchange of fixed and floating payments over the life of the agreement without an exchange of the underlying principal amount. These agreements are used for hedging purposes;

•                  forwards consist of interest spreadlock agreements, in which JNL locks in the forward interest rate differential between a swap and the corresponding US Treasury security. The forwards are held for investment purposes;

•                  put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. JNL purchases and writes put-swaptions with maturities up to 10 years. On a net basis, put-swaptions hedge against significant upward movements in interest rates;

•                  equity index futures contracts and equity index call and put options are used to hedge JNL’s obligations associated with its issuance of fixed index immediate and deferred annuities and certain VA guarantees. These annuities and guarantees contain embedded options which are fair valued for accounting and financial reporting purposes;

•                  total return swaps in which JNL receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes; and

•                  cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging JNL’s foreign currency denominated funding agreements supporting trust instrument obligations.

As noted above, JNL is exposed to equity risk through the options embedded in JNL’s fixed indexed liabilities and guarantees included in certain VA benefits including GMDB and GMWB. This risk is managed using a comprehensive equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in JNL’s operations. JNL purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees. As a result of this hedging programme, if the equity markets were to increase by 10 per cent, JNL’s free-standing derivatives would decrease in value by approximately £22 million net of related changes to amortisation of deferred acquisition costs. This would be substantially offset by the positive impact of increased separate account fees and reserve decreases of approximately £14 million, net of related changes to amortisation of deferred acquisition costs, resulting in a net loss of approximately £8 million.

For risk management purposes, the US general account portfolio is divided substantially into assets that support the interest-sensitive life and fixed annuity business, the institutional business and the fixed index business. Prudential hedges the equity return risk on fixed index products by purchasing futures and options on the relevant index.

Information on credit risk of debt securities and mortgage-backed securities

For statutory reporting in the US, debt securities are classified into six quality categories specified by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC). The categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5. Securities in or near default are designated Class 6. Securities designated as Class 3, 4, 5 and 6 are non-investment grade securities. Generally, securities rated AAA to A by nationally recognised statistical ratings organisations are reflected in Class 1, BBB in Class 2, BB in Class 3 and B and below in Classes 4 to 6. If a designation is not currently available from the NAIC, JNL’s investment advisor, PPM America, provided the designation for the purposes of disclosure below.

The following table shows the quality of publicly traded and SEC Rule 144A traded debt securities held by the US operations as at 31 December 2005:

	Carrying value	% of total
	£m
NAIC designation:
1	5,852	39.0
2	7,622	50.8
3	1,183	7.9
4	320	2.1
5	30	0.2
6	0.0
	15,007	100.0

The following table shows the quality of the non-SEC Rule 144A traded private placement portfolio:

	Carrying value	% of total
	£m
NAIC designation:
1	1,368	42.8
2	1,471	46.0
3	299	9.3
4	51	1.6
5	—	—
6	11	0.3
	3,200	100.0

Of the residential mortgage-backed securities, 86.9 per cent were rated AAA or the equivalent by a nationally recognised statistical ratings organisation (including Standard & Poor’s, Moody’s and Fitch) and 99.9 per cent were rated NAIC 1.

Of the commercial mortgage-backed securities, 100 per cent were rated by a nationally recognised statistical ratings organisation (including Standard & Poor’s, Moody’s and Fitch) and 98.5 per cent were rated investment grade.

(d) Process for setting assumptions and determining liabilities

Under the MSB of reporting applied under IFRS 4 for insurance contracts, providing the requirements of the Companies Act, UK GAAP standards and the ABI SORP are met, it is permissible to reflect the local basis of provisioning. In the case of JNL, except for adjustments for certain items, the carrying values of insurance assets and liabilities are consolidated into the Group accounts based on US GAAP. The exceptions are for IFRS accounting in 2004 for fixed index annuities, which include embedded derivatives that are supported by equity call options and VA GMWB benefits, and VA GMIB benefits. For 2004, before the adoption of IAS 39, the call options were valued at amortised cost whilst the VA benefits were recognised as a portion of accumulated assessments related to expected excess benefits under MSB. For 2005, in line with US GAAP, these are carried at fair value following the adoption of IAS 39 using the Black-Scholes option valuation methodology.

Under US GAAP, investment contracts (as defined for US GAAP purposes) are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts. These amounts are for:

•                  Any amounts that have been assessed to compensate the insurer for services to be performed over future periods (i.e. deferred income);

•                  any amounts previously assessed against policyholders that are refundable on termination of the contract; and

•                  any probable future loss on the contract (i.e. premium deficiency).

Capitalised acquisition costs and deferred income for these contracts are amortised over the life of the book of contracts. The present value of the estimated gross profits is computed using the rate of interest that accrues to policyholder balances (sometimes referred to as the contract rate). Estimated gross profits include estimates of the following elements, each of which will be determined based on the best estimate of amounts of the following individual elements over the life of the book of contracts without provision for adverse deviation for:

•                  Amounts expected to be assessed for mortality less benefit claims in excess of related policyholder balances;

•                  amounts expected to be assessed for contract administration less costs incurred for contract administration;

•                  amounts expected to be earned from the investment of policyholder balances less interest credited to policyholder balances;

•                  amounts expected to be assessed against policyholder balances upon termination of contracts (sometimes referred to as surrender charges); and

•                  other expected assessments and credits.

VA contracts written by JNL may, as described above, provide for GMDB, GMIB and GMWB features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate persistency assumptions.

The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognising the excess rateably over the accumulation period based on total expected assessments. At 31 December 2005, the GMDB liability was valued using a series of deterministic investment performance scenarios, a mean investment return of 8.4 per cent (2004: 8.4 per cent) and assumptions for lapse, mortality and expense that are the same as those used in amortisation of capitalised acquisition costs.

The direct GMIB liability is determined by estimating the expected value of the annuitisation benefits in excess of the projected account balance at the date of annuitisation and recognising the excess rateably over the accumulation period based on total expected assessments.

The assumptions used for calculating the direct GMIB liability at 31 December 2005 and 2004 are consistent with those used for calculating the GMDB liability.

JNL regularly evaluates estimates used and adjusts the additional GMDB and GMIB liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

GMIB benefits are essentially fully reinsured, subject to annual claim limits. As this reinsurance benefit is net settled, it is considered to be a derivative under IAS 39 and is, therefore, recognised at fair value with the change in fair value included as a component of short-term derivative fluctuations.

Most GMWB features are considered to be embedded derivatives under IAS 39. Therefore, provisions for these benefits are recognised at fair value, with the change in fair value included in operating profit based on longer-term investment returns. Certain GMWB features guarantee payments over a lifetime and, therefore, include mortality risk. Provisions for these GMWB amounts, which are not significant, are valued consistent with the GMDB valuation method discussed above.

The fair values of the GMWB and GMIB reinsurance derivatives are calculated based on actuarial assumptions related to the projected cash flows, including benefits and related contract charges, over the expected lives of the contracts, incorporating expectations regarding policyholder behaviour in varying economic conditions. As the nature of these cash flows can be quite varied, stochastic techniques are used to generate a variety of market return scenarios for evaluation. The generation of these scenarios and the assumptions as to policyholder behaviour involve numerous estimates and subjective judgements, including those regarding expected market volatility, correlations of market returns and discount rates, utilisation of the benefit by policyholders under varying conditions, and policyholder lapsation. At each valuation date, JNL assumes expected returns based on risk-free rates as represented by the LIBOR forward curve rates as of that date and market volatility as determined with reference to implied volatility data and evaluations of historical volatilities for various indices. The risk-free spot rates as represented by the LIBOR spot curve as of the valuation date are used to determine the present value of expected future cash flows produced in the stochastic process.

With the exception of the GMDB, GMIB and GMWB features of VA contracts, the financial guarantee features of JNL’s contracts are in most circumstances not explicitly valued under the standard US GAAP basis of calculation, but the impact of any interest guarantees would be reflected as they are earned in the current account value (i.e. the US GAAP liability).

For traditional life insurance contracts, provisions for future policy benefits are determined under US GAAP standard FAS 60, ‘Accounting and Reporting by Insurance Enterprises’ using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

Institutional products are accounted for as investment contracts under IFRS with the liability classified as being in respect of financial instruments rather than insurance contracts, as defined by IFRS 4. In practice, there is no material difference between the IFRS and US GAAP basis of recognition and measurement for these contracts.

Certain institutional products representing obligations issued in currencies other than US dollars have been hedged for changes in exchange rates using cross-currency swaps. The fair value of derivatives embedded in funding agreements, as well as foreign currency transaction gains and losses, are included in the carrying value of the trust instruments supported by funding agreements.

(e) Reinsurance

The principal reinsurance ceded by JNL outside the Group is on term life insurance, direct and assumed accident and health business and certain annuity guarantees. In 2005, the premiums for such ceded business amounted to £78 million. Net commissions received on ceded business and claims incurred ceded to external reinsurers totalled £13 million and £54 million, respectively, during 2005. There were no deferred gains or losses on reinsurance contracts in either 2005 or 2004. The reinsurance asset for business ceded outside the Group was £520 million.

(f) Effect of changes in assumptions used to measure insurance assets and liabilities

The operating profit based on longer-term investment returns of £362 million for US operations for 2005 has been determined after taking account of material changes of assumptions during the year. Several assumptions were modified in 2005 to conform to more recent experience. The most significant changes included a DAC write-down of £21 million for Single Premium Deferred Annuities partial withdrawal changes and a Universal Life SOP 03-1, ‘Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and Separate Accounts’ reserve increase of £13 million due to increasing the mortality assumption. Several smaller changes relating to Single Premium Whole Life surrenders and annuity mortality and annuitisation rates, resulted in a £19 million benefit on adjusting amortisation of deferred acquisition costs. Combined with other minor modifications, the resulting net impact of all changes during the year was a decrease to pre-tax profits of £7 million.

(g) Amount, timing and uncertainty of future cash flows from insurance contracts

At 31 December 2005, the EEV basis value of in-force business of the US operations, after taking account of the cost of encumbered capital, and the cost of the time value of financial options and guarantees was £1,251 million. This value has been determined after applying the principles of valuation described in section (d) of this note. The key assumptions in these projections are the risk discount rates, which are 8.0 per cent for VA business and 5.2 per cent for other business, and the expected long-term spread between the earned rate and the rate credited to policyholders for single premium deferred annuity business of 1.75 per cent.

The sensitivity of this value to changes in key assumptions is as follows:

£m
Economic assumptions:
Discount rates – 1% increase	(133)
Interest rates (including consequential changes for assumed investment returns for all asset classes, market values of debt securities, and all risk discount rates):
– 1% increase	(144)
– 1% decrease	55
Equity/Property yields – 1% rise	42
Equity/Property market values – 10% fall	(85)
Non-economic assumptions:
Maintenance expenses – 10% decrease	36
Lapse rates – 10% decrease	90
Mortality and morbidity – 5% decrease in base rates (i.e. increased longevity):
Life	83
Annuity (relating to VA business)	7

(h) Sensitivity of IFRS basis profit or loss and equity to changes that have a material effect

(i) Currency fluctuations

Consistent with the Group’s accounting policies the profits of the Group’s US operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. For 2005, the rates were US$1.82 and US$1.72 to £1 sterling respectively. A 10 per cent increase in these rates would reduce reported profit before tax attributable to shareholders and shareholders’ equity attributable to US insurance operations by £48 million and £270 million respectively.

(ii) Other sensitivities

The principal determinants of variations in operating profit based on longer-term returns are:

•                  Growth in the size of assets under management covering the liabilities for the contracts in force; and

•                  spread returns for the difference between investment returns and rates credited to policyholders.

For the purpose of determining longer-term returns, adjustment is necessary for the normalisation of investment returns to remove the effects of short-term volatility in investment returns.

•                  Amortisation of deferred acquisition costs.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of the JNL companies, industry experience and future expectations. A detailed analysis of actual experience is measured by the internally developed mortality studies. For VA business, the key assumption is the expected long-term level of equity market returns which for 2005 and 2004, was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on the fee income and the required level of provision for guaranteed minimum death benefit claims.

•                  Variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and GMDB reserves, the profits of JNL are relatively insensitive to changes in insurance risk.

(iii) Exposure to interest rate risk

Notwithstanding the market risk exposure described in section D3(c), except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of liabilities of JNL products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement described in sections D3(b) and D3(d).

(i) Duration of liabilities

The Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The maturity profile of the cash flows used for that purpose for 2005 is as follows:

	Fixed
	annuity and
	other business
	(including GICs
	and similar	Variable
	contracts)	annuity
	%	%
Expected maturity:
0 to 5 years	34	34
5 to 10 years	29	31
10 to 15 years	17	19
15 to 20 years	10	10
20 to 25 years	5	4
Over 25 years	5	2

D4: Asian operations

(a) Summary balance sheet at 31 December 2005

		Unit-linked
	With-profit	assets and
	business	liabilities	Other	Total
	£m	£m	£m	£m
Assets
Goodwill attributable to shareholders	—	—	172	172
Other intangibles (primarily deferred acquisition costs)	—	—	566	566
Total	—	—	738	738
Other non-investment and non-cash assets	104	11	451	566
Investments of long-term business, banking and other operations:
Investment properties	24	—	15	39
Financial investments:
Loans and receivables	382	—	723	1,105
Equity securities and portfolio holdings in unit trusts	2,444	1,889	626	4,959
Debt securities	1,901	704	2,137	4,742
Other investments	15	3	27	45
Deposits	102	67	205	374
Total investments	4,868	2,663	3,733	11,264
Cash and cash equivalents	114	24	366	504
Total assets	5,086	2,698	5,288	13,072

Equity and liabilities
Equity
Shareholders’ equity	—	—	1,288	1,288

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	4,545	2,698	3,483	10,726
Investment contract liabilities with discretionary participation features	80	—	—	80
Investment contract liabilities without discretionary participation features	22	—	—	22
Unallocated surplus of with-profits funds	85	—	—	85
Total	4,732	2,698	3,483	10,913
Other non-insurance liabilities	354	—	517	871
Total liabilities	5,086	2,698	4,000	11,784
Total equity and liabilities	5,086	2,698	5,288	13,072

Summary policyholder liabilities (net of reinsurance) and unallocated surplus at 31 December 2005

The policyholder liabilities (net of reinsurance of £8 million) and unallocated surplus shown in the table above reflect the following balances:

2005
£m
With-profits and other non-linked business	8,122
Unallocated surplus of Asian operations	85
Unit-linked business	2,698
10,905

At 31 December 2005 the policyholder liabilities (net of reinsurance) and unallocated surplus for Asian operations of £10.9 billion (2004: £7.9 billion) comprised the following:

2005
£m
Singapore	3,938
Hong Kong	2,156
Taiwan	2,050
Japan	631
Malaysia	763
Other countries	1,367
Total Asian operations	10,905

This amount covers a range of with-profit, unit-linked and non-participating contracts.

(b) Products and guarantees

The life insurance products offered by the Group’s Asian operations include a range of with-profits and non-participating term, whole life, endowment and unit-linked policies. The Group’s Asian operation also offers health, disability, critical illness, and accident coverage to supplement its core life products.

The terms and conditions of the contracts written in the Asian operations and, in particular, the products’ options and guarantees, vary from territory to territory depending upon local market circumstances.

In general terms, the Group’s Asian participating products provide savings and protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurers. The Asian operations’ non-participating term, whole life and products offer savings with protection where the benefits are guaranteed or determined by a set of defined market related parameters. Unit-linked products combine savings with protection, the cash value of the policy depends on the value of the underlying unitised funds. Accident and Health (A&H) policies provide mortality or morbidity benefits and include health, disability, critical illness and accident coverage. A&H products are commonly offered as supplements to main life policies but can be sold separately.

Subject to local market circumstances and regulatory requirements, the guarantee features described above in respect of UK business broadly apply to similar types of participating contracts written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. Investment-linked products have the lowest level of guarantee if indeed they have any.

Product guarantees in Asia can be broadly classified into four main categories; namely premium rate, cash value and interest guarantees, policy renewability and convertibility options.

The risks on death coverage through premium rate guarantees are low due to appropriate product pricing.

Cash value and interest rate guarantees are of three types:

•                  Maturity values

Maturity values are guaranteed for non-participating products and on the guaranteed portion of participating products. Declared annual bonuses are also guaranteed once vested. Future bonus rates and cash dividends are not guaranteed in participating products.

•                  Surrender values

Surrender values are guaranteed for non-participating products and on the guaranteed portion of participating products. The surrender value of declared reversionary bonuses are also guaranteed once vested.

Market value adjustments and surrender penalties are used where the law permits such adjustments in cash values.

•                  Interest rate guarantees

It is common in Asia for regulations or market driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This would be reflected within the guaranteed maturity and surrender values.

The guarantees are borne by shareholders for non-participating and investment-linked (non-investment guarantees only) products. Participating product guarantees are predominantly supported by the segregated life fund and its estate.

The most significant book of non-participating business in the Group’s Asian operations is Taiwan’s whole of life contracts. For these contracts there are floor levels of policyholder benefits that accrue at rates set at inception which are set by reference to minimum terms established by local regulation also at the time of inception. These rates do not vary subsequently with market conditions.

Under these contracts, the cost of premiums are also fixed at inception based on a number of assumptions at that time, including long-term interest rates, mortality assumptions and expenses. The guaranteed maturity and surrender values reflect the pricing basis. The main variable that determines the amounts payable under the contracts is the duration of the contracts, which is determined by death or surrender. The sensitivity of the IFRS result for these contracts is shown in section (h) below.

Whole life contracts with floor levels of policyholder benefits that accrue at rates set at inception are also written in the Korean life operations, though to a much less significant extent than in Taiwan. The Korean business has non-linked liabilities and linked liabilities at 31 December 2005 of £193 million and £91 million respectively. The business is much less sensitive to returns than Taiwan with the higher proportion of linked and health business.

The other area of note in respect of guarantees is the Japan business where pricing rates are higher than current bond yields. Lapse risk is a feature in that policyholders could potentially surrender their policies on guaranteed terms if interest rates significantly increased leaving the potential for losses if bond values had depreciated significantly. However, the business is matched to a relatively short realistic liability duration.

The method for determining liabilities of insurance contracts for UK GAAP, and hence IFRS, purposes for some Asian operations is based on US GAAP principles and this method applies to contracts with cash value and interest rate guarantees. Following standard US GAAP procedure, premium deficiency reserve calculations are performed each year to establish whether the carrying values of the liabilities are insufficient.

On the US GAAP basis the calculations are deterministic, that is to say based off a single set of projections, and expected long-term rates of return are applied.

(c) Exposure to market risk

In Asia, Prudential sells with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities and, to a lesser extent, property. Non-participating business is largely backed by debt securities or deposits. With the principal exception of Taiwan’s whole of life policy book, as described in section (h) below, the exposure to market risk of the Group arising from its Asian operations is at modest levels. This arises from the fact that the Group’s Asian operations have a balanced portfolio of with-profits, unit-linked and other types of business.

(d) Process for setting assumptions and determining liabilities

The future policyholder benefit provisions for Asian businesses in the Group’s IFRS accounts and previously under the MSB, are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP.

For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. Of the more significant Asia operations this basis is applied in Taiwan, Japan and Vietnam. The future policyholder benefit provisions for non-linked business are determined under FAS 60 using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.

For the traditional business in Taiwan, the economic scenarios used to calculate the IFRS results reflect the assumption of a phased progression of bond yields from current rates to long-term expected rates. The projections assume that the current bond yields of around 2 per cent (3 per cent) trend towards 5.5 per cent (5.5 per cent) at 31 December 2012 (2010).

(e) Reinsurance

The Group’s Asian businesses cede only minor amounts of business outside the Group with immaterial effects on reported profit. During 2005, reinsurance premiums for externally ceded business were £37 million and reinsurance recoverable insurance assets were £8 million in aggregate.

(f) Effect of changes in bases and assumptions used to measure insurance assets and liabilities

The 2005 results for Asian operations are affected in two significant ways for changes of basis or assumption.

For the Singapore life business, under the basis applied previously, 2004 liabilities of non-participating business were determined on a net premium basis using prescribed interest rates such that a very high degree of prudence resulted. This basis has been replaced under the Singapore risk-based capital framework, with one that, although still including provisions for adverse deviation, more accurately estimates the liability. This has resulted in a change of estimate and reduction in the liability of £73 million.

The second item reflects the application of liability adequacy testing for the Taiwan life business which has resulted in a write-off of deferred acquisition costs of £21 million in 2005. The assumptions for future investment returns for Taiwan are described in section (d) above. The loss reflects the reduction in 2005 in the expected yields over the trending period to the assumed long-term rate of 5.5 per cent for Taiwanese government bonds.

There were no other changes of assumptions that had a material impact on the 2005 results of Asian operations.

(g) Amount, timing and uncertainty of future cash flows from insurance contracts

At 31 December 2005, the EEV basis value of in-force business of the Group’s Asian operations, after taking account of the cost of encumbered capital, and the cost of the time value of financial options and guarantees was £1,226 million. The most significant businesses in Asia are in Hong Kong, Malaysia, Singapore and Taiwan. These businesses account for 77 per cent of the total value of business in force for Prudential’s Asian operations. These EEV basis in-force values for the Asian operations have been determined after applying the principles of valuation described in section D1 and the following key assumptions for the four most significant businesses.

	Risk discount	Expected
	rate (in-force	long-term rate	Government
	business)	of inflation	bond yield
	%	%	%
Hong Kong*	6.15	2.25	4.8
Malaysia	9.0	3.0	7.5
Singapore	6.8	1.75	4.5
Taiwan	9.4	2.25	5.5

*Hong Kong business is predominantly US dollar denominated.

The most significant equity holdings in Asian operations are in Hong Kong, Singapore and Malaysia. The arithmetic average equity return assumptions for these three territories at 31 December 2005 were 8.6 per cent, 9.3 per cent and 12.8 per cent respectively (2004: 7.3 per cent, 9.75 per cent, and 12.25 per cent respectively).

For Taiwan the same assumptions are applied as under IFRS (see section (d) above).

The sensitivity of this value to changes in key assumptions is as follows:

£m
Economic assumptions:
Discount rates – 1% increase	(236)
Interest rates (including consequential changes for assumed investment returns for all assets classes, market values of debt securities, and all risk discount rates):
– 1% increase	49
– 1% decrease	(126)
Equity/Property yields – 1% rise	136
Equity/Property market values – 10% fall	(75)
Non-economic assumptions:
Maintenance expenses – 10% decrease	45
Lapse rates – 10% decrease	87
Mortality and morbidity – 5% decrease in base rates (i.e. increased longevity)	69

In addition to these disclosures, for Asian operations as a whole it should be noted that the cash flows of the Taiwan life business are particularly sensitive to projected rates of investment return.

(h) Sensitivity of IFRS basis profit or loss and equity to changes that have a material effect

(i) Currency translation

Consistent with the Group’s accounting policies, the profits of the Group’s Asian operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. For 2005, the rates for the most significant operations are given in note I 9.

A 10 per cent increase in these rates and those of other Asian operations would have reduced reported profit before tax attributable to shareholders and shareholders’ equity, excluding goodwill attributable to Asian operations, by £23 million and £101 million respectively.

(ii) Other sensitivities

With-profits business

Similar principles to those explained for UK with-profits business apply to profit emergence for the Group’s Asian with-profit business. Correspondingly the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.

Unit-linked business

As for the UK insurance operations, the profits and shareholders’ equity related to the Group’s Asian operations is primarily driven by charges related to invested funds. For the Group’s Asian operations substantially all of the contracts are classified as insurance contracts under IFRS 4, i.e. containing significant insurance risk. The sensitivity of profits and equity to changes in insurance risk is minor, and to interest rate risk, not material.

Other non-participating business

The principal other non-participating business of Asian operations is the traditional whole life business written in Taiwan.

The in-force business of Taiwan life operation includes traditional whole of life policies where the premium rates have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of 8 per cent to current levels of around 2 per cent. The current low level of bond rates in Taiwan gives rise to a negative spread against the majority of these policies. The current cash costs of funding in-force negative spread in Taiwan is around £30 million a year.

The profits attaching to these contracts are particularly affected by the rates of return earned, and estimated to be earned, on the assets held to cover liabilities and on future investment income and contract cash flows. Under IFRS, the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis as applied previously under UK GAAP. Under this basis the policy liabilities are calculated on sets of assumptions, which are locked in at the point of policy inception, and a deferred acquisition cost is held in the balance sheet.

The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions, and rates assumed to be earned in the trending in period. As previously noted in section (d), for 2005, it has been projected that rates of return for Taiwanese bond yields will trend from the current levels of some 2 per cent to 5.5 per cent by 31 December 2012.

The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period. Based on the current asset mix, margins in other contracts that are used in the assessment of the liability adequacy tests, and currently assumed future rates of return, if interest rates were to remain at current levels in 2006 the premium reserve, net of deferred acquisition costs, would be broadly sufficient. If interest rates were to remain at current levels in 2007 then some level of write-off of deferred acquisition costs may be necessary. However, the amount of the charge, currently estimated at £50-70 million is sensitive for the previously mentioned variables.

The adequacy of the liability is also sensitive to the level of the projected long-term rate. The current long-term assumption of 5.5 per cent has been determined on a prudent best estimate basis by reference to detailed assessments of the financial dynamics of the Taiwanese economy. In the event that the rate applied was reduced or increased the carrying value of the liabilities would be affected.

In broad terms, if the assumed long-term rate applied was to fall by 0.25 per cent from 5.5 per cent to 5.25 per cent the impact on IFRS basis results would be a charge of some £120-130 million. If the rate was to further reduce the incremental increase in liabilities would be of a similarly commensurate size. The effects of changes in any one year reflect the combination of the short-term and long-term factors described above.

For the Korean and Japan life business exposures described in section (b) above, the results are comparatively unaffected by changes of assumption. The accounts basis value of liabilities for both operations are of a similar order of magnitude to those that apply for the purposes of Group solvency calculations under the Financial Conglomerates Directive (FCD).

(i) Duration of liabilities

The Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The maturity profile of the cash flows, taking account of expected future premiums and investment returns, is as follows:

Asia total
%
Expected maturity:
0 to 5 years	23
5 to 10 years	25
10 to 15 years	19
15 to 20 years	12
20 to 25 years	8
Over 25 years	13

D5: Capital position statement for life assurance businesses

(a) Summary statement

The Group’s capital position for life assurance businesses with reconciliations to shareholders’ funds is shown below. Available capital for each fund or group of companies is determined by reference to local regulation at 31 December 2004 and 2005.

										Parent
										company
										and
										shareholders’
				Other UK						equity of
			Total PAC	subsidiaries		Asian life	Total life			other
		WPSF	with-profits	and funds		assurance	assurance			subsidiaries
31 December 2005	SAIF	(note i)	fund	(note ii)	JNL	subsidiaries	operations	M&G	Egg	and funds	Group
	£ m	£ m	£ m	£ m	£ m	£ m	£ m	£ m	£ m	£ m	£ m
Group shareholders’ equity
Held outside long-term funds:
Net assets	0	0	0	640	2,899	1,034	4,573	245	303	(1,826)	3,295
Goodwill	0	0	0	0	—	111	111	1,153	—	77	1,341
Total	0	0	0	640	2,899	1,145	4,684	1,398	303	(1,749)	4,636
Held in long-term funds (note iii)	0	0	0	558	—	—	558	—	—	—	558
Total Group shareholders’ equity	0	0	0	1,198	2,899	1,145	5,242	1,398	303	(1,749)	5,194

Adjustments to regulatory basis Unallocated surplus of with-profits funds (note v)	0	11,272	11,272	—	—	85	11,357
Shareholders’ share in realistic liabilities	—	(3,473)	(3,473)	—	—	—	(3,473)
Deferred acquisition costs of non-participating business and goodwill not recognised for regulatory reporting purposes	(6)	(29)	(35)	(168)	(1,624)	(619)	(2,446)
JNL surplus notes (note iv)	—	—	—	—	145	—	145
Part of IAS 19 basis deficit attributable to WPSF not recognised for regulatory purposes	—	211	211	—	—	—	211
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis) (note v)	6	(2)	4	(271)	837	(41)	529
Total adjustments	0	7,979	7,979	(439)	(642)	(575)	6,323
Total available capital resources of life assurance businesses on local regulatory bases	0	7,979	7,979	759	2,257	570	11,565

			Other UK
			subsidiaries			Total life
			and		Asian life	assurance
	SAIF	WPSF (i)	funds (ii)	JNL	operations	operations
	£bn	£bn	£bn	£bn	£bn	£bn
Policyholder liabilities
With-profits liabilities of UK regulated with-profits funds:
Insurance contracts	13,043	32,557	—	—	2,053	47,653
Investment contracts (with discretionary participating features)	751	25,692	—	—	80	26,523
Total	13,794	58,249	—	—	2,133	74,176
Other liabilities:
Insurance contracts:
With-profit liabilities of non-UK regulated funds	—	—	—	—	2,492	2,492
Unit-linked, including variable annuity	—	2,125	7,629	8,574	2,698	21,026
Other life assurance business	968	12,810	10,099	21,905	3,483	49,265
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of JNL) (note vi)	—	—	10,502	1,502	22	12,026
	968	14,935	28,230	31,981	8,695	84,809
Total policyholder liabilities shown in the consolidated balance sheet	14,762	73,184	28,230	31,981	10,828	158,985

										Parent
				Other UK						company and
				subsidiaries						shareholders’
				and non-						equity of
			Total PAC	profit funds		Asian life	Total life			other
		WPSF	with-profits	of PAC		assurance	assurance			subsidiaries
31 December 2004	SAIF	(note i)	fund	(note ii)	JNL	subsidiaries	operations	M&G	Egg	and funds	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Group shareholders’ equity
Held outside long-term funds:
Net assets	0	0	0	308	2,295	750	3,353	300	273	(1,413)	2,513
Goodwill	0	0	0	0	—	231	231	1,153	—	77	1,461
Total	0	0	0	308	2,295	981	3,584	1,453	273	(1,336)	3,974
Held in long-term funds (note iii)	0	0	0	515	—	—	515	—	—	—	515
Total Group shareholders’ equity	0	0	0	823	2,295	981	4,099	1,453	273	(1,336)	4,489

Adjustments to regulatory basis
Unallocated surplus of with-profits funds (note v):
Reflecting previous GAAP basis of measuring liabilities for with-profit contracts for UK regulated with-profits funds	1,836	13,928	15,764	—	—	385	16,149
Transition adjustment on application of FRS 27 and IAS 39	(1,305)	(6,502)	(7,807)	—	—	—	(7,807)
Reflecting FSA realistic basis of measuring liabilities for with-profit contracts for UK regulated with-profits funds	531	7,426	7,957	0	0	385	8,342
Shareholders’ share in realistic liabilities	0	(2,904)	(2,904)	—	—	—	(2,904)
Deferred acquisition costs of non-participating business and goodwill not recognised for regulatory reporting purposes	0	(31)	(31)	(115)	(1,528)	(690)	(2,364)
JNL surplus notes (note iv)	—	—	—	—	130	—	130
IAS 19 basis deficit attributable to WPSF not recognised for regulatory purposes	—	525	525	—	—	—	525
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis) (note v)	146	348	494	(160)	899	(55)	1,178
Total adjustments	677	5,364	6,041	(275)	(499)	(360)	4,907
Total available capital resources of life assurance businesses on local regulatory bases	677	5,364	6,041	548	1,796	621	9,006

The Group’s policyholder liabilities at 31 December 2004 comprise:

	SAIF	WPSF	Other UK subsidiaries and funds	JNL	Asian life operations	Total life assurance operations
	£m	£m	£m	£m	£m	£m
With-profits business	10,891	48,285	—	—	3,380	62,556
Unit-linked business	0	2,009	14,897	5,392	1,768	24,066
Other life assurance business	846	12,774	6,499	19,596	2,725	42,440
Total policyholder liabilities as shown in the consolidated balance sheet	11,737	63,068	21,396	24,988	7,873	129,062

Notes

(i) WPSF unallocated surplus includes amounts related to the Hong Kong branch. Policyholder liabilities of the Hong Kong branch are included in the amounts of Asian operations.

(ii) Excluding PAC shareholders’ funds that are included in ‘parent company and shareholders’ equity of other subsidiaries and funds’.

(iii) The term shareholders’ equity held in long-term funds refers to the excess of assets over liabilities attributable to shareholders of funds which are required by law to be maintained with segregated assets and liabilities.

(iv) For regulatory purposes the JNL surplus notes are accounted for as capital.

(v) Other adjustments to shareholders’ equity and unallocated surplus include amounts for the value of non-participating business for UK regulated with-profits funds, deferred tax, admissibility and other items measured differently on the regulatory basis. For Jackson National Life the principal reconciling item is deferred tax related to deferred acquisition costs of £568 million (2004: £535 million).

(vi) Insurance business accounted for as financial instruments under IAS 39.

(b) Basis of preparation, capital requirements and management

Each of the Group’s long-term business operations is capitalised to a sufficiently strong level for its individual circumstances. Details by the Group’s major operations are shown below.

(i) UK insurance operations

PAC WPSF and SAIF

In common with other large UK regulated with-profits funds, PAC is required to hold capital equivalent to the greater of their regulatory requirement based on EU directives, (i.e. the ‘regulatory peak’) and the new FSA basis calculation of expected liabilities (i.e. the ‘realistic peak’).

Available capital of the WPSF and SAIF of £8.0 billion (2004: £6.0 billion) represents the excess of assets over liabilities on the regulatory realistic basis. Unlike the previously discussed FRS 27 basis, realistic liabilities on the regulatory basis include the shareholders’ share of future bonuses. These amounts are shown before deduction of the risk capital margin (RCM) which is estimated to be £2.4 billion (2004: £1.8 billion) at 31 December 2005.

The FSA’s basis of setting the RCM is to target at a level broadly equivalent to a Standard & Poor’s credit rating of BBB and of judging this by ensuring there are sufficient assets to absorb a 1 in 200 year event. The RCM calculation achieves this by setting rules for the determination of margins to cover defined stress changes in asset values and yields for market risk, credit risk, and termination risk for with-profit policies.

As noted in section D2(d)(ii), the Company has discretion in its management actions in the case of adverse investment conditions. Management actions encompass, but are not confined to, investment allocation decisions, levels of reversionary bonuses, crediting rates, and total claim values. To illustrate the flexibility of management actions, rates of regular bonus are determined for each type of policy primarily by targeting them at a prudent proportion of the long-term expected future investment return on the underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders’ transfers. However, the rates declared may differ by product type, or by date of payment of the premiums or date of issue of the policy, if the accumulated annual bonuses are particularly high or low relative to a prudent proportion of the achieved investment return.

When target bonus levels change, the PAC board has regard to the overall financial strength of the long-term fund when determining the length of time over which it will seek to achieve the amended product target bonus level.

In normal investment conditions, the Company expects changes to regular bonus rates to be gradual over time and changes are not expected to exceed 1 per cent per annum over any year. However, discretion is retained as to whether or not a regular bonus is declared each year, and there is no limit on the amount by which regular bonus rates can be changed.

As regards smoothing of maturity and death benefits, in normal circumstances the Company does not expect most pay-out values on policies of the same duration to change by more than 10 per cent up or down from one year to the next, although some larger changes may occur to balance pay-out values between different policies. Greater flexibility may be required in certain circumstances, for example following a significant rise or fall in market values (either sudden or over a period of years) and in such situations the PAC board may decide to vary the standard bonus smoothing limits to protect the overall interests of policyholders.

For surrender benefits, any substantial fall in the market value of the assets of the with-profits sub-fund would lead to immediate changes in the application of MVRs for accumulating with-profits policies, firstly to increase the size of MVRs already being applied and, secondly, to extend the range of policies for which an MVR is applied.

Other UK subsidiaries

The available capital of £759 million (2004: £548 million) reflects the excess of regulatory basis assets over liabilities, before deduction of the capital resources requirement of £580 million (2004: £462 million).

The capital resources requirement for these companies broadly reflects a formula, which for active funds equates to a percentage of regulatory reserves plus a percentage of death strains.

(ii) Jackson National Life

The regulatory framework for JNL is governed by the requirements of the US NAIC approved risk-based capital standards. Under the requirements life insurance companies report on a formula-based capital standard that they calculate by applying factors to various asset, premium and reserve items. The formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk and business risk.

The available capital of JNL shown above of £2,257 million (2004: £1,796 million) reflects US regulatory basis assets less liabilities excluding asset valuation reserves but inclusive of provision for interest (the interest maintenance reserve). The asset valuation reserve is designed to provide for future credit-related losses on debt securities and losses on equity investments. The interest maintenance reserve is designed by state regulators to defer recognition of non-credit related realised capital gains and losses.

JNL’s risk-based capital ratio is significantly in excess of regulatory requirements.

(iii) Asian operations

The available capital shown above of £570 million (2004: £621 million) represents the excess of local regulatory basis assets over liabilities before deduction of required capital of £149 million (2004: £177 million). These amounts have been determined applying the local regulations in each of the operations.

At the country level, Prudential’s businesses in Asia are subject to comprehensive and supervisory schemes in the jurisdictions in which  they operate. The Hong Kong business branch of PAC and its capital requirements are subsumed within those of the PAC long-term fund. For the Group’s other material Asian operations the details of the basis of determining regulatory capital and regulatory capital requirements are as follows:

Singapore

A new risk-based regulatory framework was introduced at the start of 2005 to replace the previous framework that used a net premium approach.

For participating business, a gross premium reserve, determined using prudent best estimate assumptions and which makes allowance for future bonus, is held. The amount held is subject to a minimum of the higher of the assets attributed to participating business and a gross premium reserve calculated on specified assumptions, but without allowance for future bonus, that include prescribed provisions for adverse deviations (PADs).

For non-participating business, gross premium reserves are held. For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

From 1 January 2005, capital requirements are determined using a risk-based capital approach.

Taiwan

Basic policy reserves are determined using a net premium method. Both mortality and interest rates are specified. For more recent issues, the valuation rate of interest has been linked to the prevailing market rate on 10-year government bonds.

Solvency capital is determined using a risk-based capital approach.

Japan

Mathematical reserves for traditional business are determined on a net premium basis using prescribed mortality and interest rates. Interest rates reflect the original pricing assumptions.

For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

With regard to solvency, the adjusted solvency capital assets of the Company must exceed 200 per cent of the risk related capital requirement value at risk. It is thus a risk-based capital approach.

Malaysia

Mathematical reserves for traditional business are determined on a modified net premium basis using prescribed mortality and interest rates (no higher than 4 per cent).

For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

The capital requirement is determined as 4 per cent of reserves plus a specified percentage of sums at risk. There is an overriding minimum capital requirement of RM100 million.

(iv) Group capital requirements

In addition to the requirements at individual company level, FSA requirements under the FCD apply additional prudential requirements for the Group as a whole. Discussion of the Group’s estimated FCD position at 31 December 2005 is provided in the operating and financial review section of the Group’s 2005 Annual Report.

(c) Movements in total available capital

Total available capital for the Group’s life assurance operations has changed during 2005 as follows:

2005
£m
Available capital at 31 December 2004	9,006
Changes:
WPSF (note i)	2,615
SAIF (note ii)	(677)
JNL (note iii)	461
Other	160
2,559
Available capital at 31 December 2005	11,565

Notes

(i) WPSF

The increase in available capital arises from:

2005
£m
Investment return, net of tax and investment management expenses	1,329
Decrease in inadmissible assets	309
Decrease in cost of guarantees	547
Decrease in cost of bonus smoothing	195
Increase in the value of PAL and non-profit business	212
Other	23
2,615

(ii) SAIF

The decrease of £677 million, reflects the impact of FSA actuarial guidance note GN 45 as explained in note D2(f).

(iii) JNL

The increase of £461 million reflects an underlying increase of £252 million (applying the 2005 year end exchange rate of 1.72) and £209 million of exchange translation gain.

(d) Transferability of available capital

For PAC and all other UK long-term insurers, long-term business assets and liabilities must, by law, be maintained in funds separate from those for the assets and liabilities attributable to non-life insurance business or to shareholders. Only the ‘established surplus’ - the excess of assets over liabilities in the long-term fund determined through a formal valuation - may be transferred so as to be available for other purposes. Distributions from the with-profit sub-fund to shareholders reflect the shareholders’ one-ninth share of the cost of declared  policyholders’ bonuses.

Accordingly, the excess of assets over liabilities of the PAC long-term fund is retained within that company. The retention of the capital enables the Company to support with-profits and other business of the fund by, for example, providing the benefits associated with  smoothing and guarantees. It also provides investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency, and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies.

For other UK long-term business subsidiaries the amounts retained within the companies are at levels which provide an appropriate level of capital strength in excess of the regulatory minimum.

For JNL, capital retention is maintained at a level consistent with an appropriate rating by Standard & Poor’s. Currently JNL is rated AA. JNL can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, dividends which exceed the greater of 10 per cent of JNL’s statutory surplus or statutory net gain from operations for the prior year require prior  regulatory approval.

For Asian subsidiaries, the amounts retained within the companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum. For ring-fenced with-profit funds the excess of assets over liabilities is retained with distribution tied to the shareholders’ share of bonuses through declaration of actuarially determined surplus. The Group’s Singapore and Malaysian businesses may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

Available capital of the non-insurance business units is transferable to the life assurance businesses after taking account of an appropriate level of operating capital, based on local regulatory solvency targets, over and above basis liabilities. The economic capital model described in section D1 (concentration of risks) takes into account restrictions on mobility of capital across the Group with capital transfers to and from business units triggered at a solvency level consistent with these targets. The model takes into account restrictions on the availability to the Group of the estate of the various with-profits funds throughout the Group.

(e) Sensitivity of liabilities and total capital to changed market conditions and capital management policies

Prudential manages its assets, liabilities, and capital locally, in accordance with local regulatory requirements and reflecting the different types of liabilities Prudential has in each business. As a result of the diversity of products offered by Prudential and the different regulatory requirements in which it operates, Prudential employs differing methods of asset/liability and capital management, depending on the  business concerned.

Stochastic modelling of assets and liabilities is undertaken in UK, JNL and Asia to assess the economic capital requirements under different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the UK, US and Asian regulators.

A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation, management actions and policyholder behaviour, under a large number of alternative economic scenarios. These scenarios are projected forward over a period of time, typically 25 years or longer, and the liabilities and solvency position of the fund are calculated in each scenario in each future year. The fund’s policy on management actions, including bonus and investment policy continue to be set in order that they are consistent with the available capital and the targeted risk of default.

The sensitivity of liabilities and other components of total capital vary depending upon the type of business concerned and this conditions the approach to asset/liability management.

For example, for businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of debt securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. This type of analysis is used in the UK for annuity business and by JNL for its interest-sensitive and fixed index annuities and stable value products.

For businesses that are most sensitive to equity price changes, Prudential uses stochastic modelling and scenario testing to look at the future returns on its investments under different scenarios and best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to optimise returns to its policyholders and shareholders over time while maintaining appropriate financial strength. Prudential uses this methodology extensively in connection with its UK with-profits business.

Bonuses declared in respect of the Group’s with-profits business are included in the change in long-term business provisions or, where the policy is no longer in force, in claims incurred.

(f) Intra-group arrangements in respect of SAIF

Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency.

Due to the quality and diversity of the assets in SAIF and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the PAC long-term fund, or the Group’s shareholders’ funds under its obligation to maintenance of the capital position of long-term funds generally, having to contribute to SAIF is remote.

E: Banking operations

The Group undertakes banking operations through one of its principal subsidiaries, Egg. Financial information in respect to Egg has been included in this note. The results from Jackson Federal Bank, another Group banking subsidiary that was sold in October 2004, have also been included in discontinued operations in the income statement below up to the date of disposal.

The Group has presented the income statement and balance sheet for banking operations in a format that demonstrates the characteristics and principal operations specific to a bank. The format is different to that of the Group consolidated income statement and balance sheet; however, total profit (loss) for the year and net assets remain the same. To understand how the amounts presented from banking operations are consolidated in the Group financial statements, refer to the primary segmental information for the income statement in note F1 and the primary segmental information for the balance sheet in note B5.

E1: Income statement for banking operations

Profit (loss) included in the Group consolidated income statement in respect to banking operations is as follows:

	Note	2005	2004
		£m	£m
Interest income		893	902
Interest expense		(581)	(615)
Net interest income		312	287
Fee and commission income		223	221
Fee and commission expense		(23)	(25)
Other operating income		16	15
Operating income		528	498
General administrative expenses		(216)	(232)
Impairment losses on loans and cash advances to customers	E5	(241)	(183)
Other operating expenses		(27)	(22)
Profit attributable to shareholders		44	61
Tax attributable to shareholders’ profits		1	(25)
Profit from continuing operations after tax		45	36
Discontinued operations (net of tax)	F6	3	(98)
Profit (loss) for the year		48	(62)

Of the profit (loss) for the year in 2005 and 2004, a profit of £9 million and a loss of £20 million, respectively, are attributable to minority interests in Egg.

Discontinued operations above relate to Egg France, Funds Direct and Jackson Federal Bank (in 2004) and have been treated as discontinued operations in the Group’s consolidated income statement. For further information on discontinued operations, see note F6.

E2: Balance sheet for banking operations

Assets, liabilities and shareholders’ funds included in the Group consolidated balance sheet with respect to banking operations are as follows:

	2005	2004
	£m	£m
Assets
Cash and balances with central banks	7	14
Loans and advances to banks	718	616
Securities purchased under agreement to resell	200	319
Loans and advances to customers	7,430	7,642
Investment securities	2,117	3,120
Other assets	280	337
Total assets	10,752	12,048

Liabilities
Deposits by banks	2,452	2,352
Securities sold under agreement to repurchase	131
Customer accounts	5,830	6,607
Debt securities issued	1,404	1,807
Other liabilities	236	360
Subordinated liabilities	452	451
Total liabilities	10,374	11,708

Equity
Shareholders’ equity	303	273
Minority interests	75	67
Total equity	378	340
Total equity and liabilities	10,752	12,048

E3: Risk management overview

Egg offers banking and credit card products and intermediated services. Through its normal operations, Egg is exposed to a number of risks, the most significant of which are credit, operational, liquidity, market and currency risk. The overall responsibility for risk management and the risk appetite of Egg is set by the Egg Board and responsibility for managing these risks resides with the Egg Executive Committee. The exposure to specific risks is monitored by the Executive Committee through separate committees: retail credit committee is responsible for retail credit risk, wholesale credit committee is responsible for wholesale credit risk, operational risk committee is responsible for operational risk; and asset and liability committee (ALCO) for liquidity, market and currency risk.

Egg uses financial instruments including derivatives for the purpose of supporting the strategic and operational business activities and to reduce and eliminate the risk of loss arising from changes in interest rates and foreign exchange rates.

Surplus retail and wholesale liabilities are invested in debt securities, including certificates of deposits, government gilts and other high investment grade assets.

E4: Maturities of assets and liabilities and liquidity risk

Liquidity risk is defined for Egg as not having sufficient financial resources available to meet its obligations as they fall due, or if such resources can only be secured at excessive cost. Egg uses various methods including predictions of daily cash positions to monitor and manage liquiditity risk. Maturity mismatches between lending and funding are managed within internal risk policy limits. It ensures that it holds sufficient assets, which are immediately realisable into cash without significant exposure to market risk or costs, to cover a realistic estimate of retail funds that could be withdrawn. While a significant proportion of retail savings balances are on instant access terms, in practice the majority of such funds represent a relatively stable and consistent funding base for Egg.

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of a bank. It is unusual for banks ever to be completely matched since business transacted is often of uncertain terms and of different types.

The following table analyses the assets and liabilities of Egg into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date.

At 31 December 2005	Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 5 years	5 years and over	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances with central banks	7	—	—	—	—	7
Loans and advances to banks	636	50	—	5	27	718
Securities purchased under agreement to resell	200	—	—	—	—	200
Loans and advances to customers	0	3,343	40	1,421	2,626	7,430
Investment securities	157	439	633	352	536	2,117
Other assets	3	4	141	125	7	280
Total assets	1,003	3,836	814	1,903	3,196	10,752

Liabilities
Deposits by banks	157	—	—	2,295	—	2,452
Customer accounts	5,667	13	110	40	—	5,830
Debt securities issued	—	3	798	603	—	1,404
Other liabilities	85	34	117	—	—	236
Subordinated liabilities	—	—	—	—	452	452
Total liabilities	5,909	50	1,025	2,938	452	10,374
Net liquidity gap	(4,906)	3,786	(211)	(1,035)	2,744	378

		From	From	From
	Up to	1 month	3 months	1 year	5 years
At 31 December 2004	1 month	to 3 months	to 1 year	to 5 years	and over	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances with central banks	14	—	—	—	—	14
Loans and advances to banks	344	270	2	—	—	616
Securities purchased under agreement to resell	—	319	—	—	—	319
Loans and advances to customers	1	3,464	39	1,438	2,700	7,642
Investment securities	769	516	371	128	1,336	3,120
Other assets	37	29	139	126	6	337
Total assets	1,165	4,598	551	1,692	4,042	12,048
Liabilities
Deposits by banks	38	321	5	1,988	—	2,352
Securities sold under agreement to repurchase	—	131	—	—	—	131
Customer accounts	5,962	198	323	124	—	6,607
Debt securities issued	—	—	433	1,374	—	1,807
Other liabilities	125	109	125	1	—	360
Subordinated liabilities	—	—	—	—	451	451
Total liabilities	6,125	759	886	3,487	451	11,708
Net liquidity gap	(4,960)	3,839	(335)	(1,795)	3,591	340

E5: Losses on loans and advances

The following table details the movements in the allowance for losses on loans and advances to customers held by Egg in 2005 and 2004. The aggregate loss on loans at the end of the year and the charge during the year have been included in the consolidated financial statements.

	2005	2004
	£m	£m
Balance at the beginning of the year	250	193
Transition adjustment to reflect adoption of IAS 39 at 1 January 2005	5	—
Amounts written off	(161)	(126)
New and additional provisions	241	204
Other movements*	—	(21)
Balance at the end of the year	335	250

*The other movements reflect a release of provisions for bad and doubtful debts following the sale of the Egg France unsecured lending portfolio.

E6: Market risk

Interest rate risk

The primary market risk to which Egg is exposed is interest rate risk. Interest rate risk arises in Egg as a result of fixed rate, variable rate and non-interest bearing assets and liabilities. Exposure to interest rate movements arises when there is a mismatch between interest rate sensitive assets and liabilities.

The composition of interest rate risk is closely monitored and managed on a day-to-day basis by the treasury function where professional expertise and systems exist to control it. This is primarily done via asset and liability models that look at the sensitivity of earnings to movements in interest rates to measure overall exposure which may then be hedged in accordance with the policy limits set by the ALCO.

For the purpose of reducing interest rate risk, Egg uses a number of derivative instruments such as interest rate swaps and forward rate agreements (see note G3).

Financial assets and liabilities not held at fair value through profit and loss and the weighted average effective interest rate for those balances is provided below:

	£m
Assets
Debt securities available-for-sale*	2,046	4.6%
Loans and receivables	8,148	7.5%
	10,194

Liabilities
Banking customer accounts	5,830	4.3%
Core structural borrowings of shareholder-financed operations	452	8.5%
Operational borrowings attributable to shareholder-financed operations	3,856	4.5%
	10,138

*Egg has also classified £71 million of debt securities as fair value through profit and loss.

See note G2 for further information on interest rate risk.

Currency risk

The risks arising from assets and liabilities denominated in foreign currencies are managed by a separate treasury function within Egg and within agreed limits set by the ALCO. During the year, cash flows generated by the foreign currency assets and liabilities are hedged by using derivative contracts to manage exposure to exchange rate fluctuations.

At 31 December 2005, Egg held £539 million of assets and £2,640 million of liabilities with foreign currency exposure.

E7: Credit risk

Egg takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. To limit this risk, Egg places limits on the amount of risk accepted in relation to a particular borrower, groups of borrowers, and to particular geographical segments. The acceptable risk levels are monitored regularly, and reviewed where appropriate. From Egg’s perspective, the most important step in managing credit risk is the initial decision whether or not to extend credit. Egg’s retail and wholesale credit committees define the policies, procedures and sets limits for accepting credit risk.

The following table identifies the geographical concentrations of credit risk, stated in terms of total assets and off balance sheet items, held by Egg at 31 December 2005 and 2004:

	2005	2004
	£m	£m
UK	18,840	18,049
Rest of Europe	399	1,486
North America	26	450
Other	354	445
Total*	19,619	20,430

*This includes £9,104 million (2004: £8,700 million) of off-balance sheet items, which mainly relate to unutilised credit limits on credit cards.

Egg has 3.1 million customers that are defined as ‘marketable’ based on their activity levels, with the majority of these acquired into its credit card product. These customers are typically aged between 25 and 45, are ABC1 in terms of their social demographics (according to the definition set by the Central Statistical Office of the UK based on occupation) and earn above average salaries. Full use is made of software technology and external bureaus in credit scoring both new and top-up lending applications. The counterparty credit quality is monitored through the analysis of qualitative and quantitative information. There are limits for exposure to individual countries, sectors and corporate and financial institutions.

The following is a breakdown of the credit risk borne by Egg for financial assets and off-balance sheet items at 31 December 2005:

£m
Loans and advances to banks	718
Securities purchased under agreement to resell	200
Investment securities	2,117
Loans and advances to customers	7,765
Allowances for impairment losses on loans and advances to customers	(335)
Fair value of derivative assets	50
Off-balance sheet items (including unutilised credit limits on credit cards)	9,104
Total credit risk net of allowances and provisions	19,619

Egg has certain credit-related commitments in the form of unused credit limits on credit cards and pre-approved but unused borrowing  limits on mortgages and personal loans. At 31 December 2005, these unused limits, included in off-balance sheet items above, amounted  to £9,061 million, £14 million and £29 million respectively. Egg is potentially exposed to a loss totalling these amounts, but it is unlikely that  such a loss would arise as these credit facilities were granted only on the basis of the customers having achieved certain credit standards.  Additionally, it is unlikely that, should all these customers utilise their credit or borrowing limits, that all of them would default on their  debt entirely.

Egg holds significant concentrations of credit risk with other financial institutions. At 31 December 2005, this was estimated at £10.9 billion of which £5.7 billion related to derivative financial instruments and £2.3 billion to credit default swaps. Egg also has significant credit exposure in asset-backed security products which totalled approximately £496 million at 31 December 2005. With regard to loans and advances to customers, Egg has significant concentrations of credit risk in respect of its unsecured lending on credit cards, personal loans and mortgage lending secured on property in the UK.

Assets pledged as collateral and securitisation

Egg enters into securities lending arrangements, including repurchase agreements, and over-the-counter derivative transactions as part of normal operating activities. Assets are pledged as collateral to support these activities. Collateral in respect to repurchase agreements was £30.9 million and £nil at 31 December 2005 and 2004, respectively. Collateral in respect to over-the-counter derivative transactions was £5.2 million and £2.3 million at 31 December 2005 and 2004, respectively. See note G4 where amounts related to Egg have been included in the disclosure of these transactions on a Group basis.

For further information on Egg’s securitisation of credit card receivables, see note G4.

F: Income statement notes

F1: Segmental information

The Group’s primary and secondary segments are described in detail in note B5.

Primary segment information

The segment results for the year ended 31 December 2005 are as follows:

	2005	2004
	£m	£m
Revenue
Long-term business	39,296	32,073
Banking	1,115	1,110
Broker-dealer and fund management	895	823
Unallocated corporate	98	151
Intra-group revenue eliminated on consolidation	(279)	(253)
Total revenue per income statement	41,125	33,904

Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds)

Long-term business, including post-tax transfers to unallocated surplus of with-profits funds	(36,968)	(30,531)
Banking	(1,071)	(1,049)
Broker-dealer and fund management	(740)	(682)
Unallocated corporate	(480)	(334)
Intra-group charges eliminated on consolidation	279	253
Total charges per income statement	(38,980)	(32,343)

Segment results – revenue less charges (continuing operations)
Long-term business	2,328	1,542
Banking	44	61
Broker-dealer and fund management	155	141
Unallocated corporate	(382)	(183)
Profit before tax*	2,145	1,561
Tax attributable to policyholders’ returns	(1,147)	(711)
Profit before tax attributable to shareholders	998	850
Tax attributable to shareholders’ profits	(241)	(240)
Profit from continuing operations after tax	757	610

Segment results – discontinued operations
Long-term business	—	4
Banking	3	(98)
	3	(94)
Profit for the year	760	516

*Profits before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders’ profits.

Within segment results above, the share of after tax loss of associates that are equity accounted for of £nil (2004: £(1) million) is allocated entirely to the banking segment.

In its capacity as fund manager to fellow Prudential plc subsidiaries, M&G earns fees for investment management and related services. These services are charged at appropriate arm’s length prices, typically priced as a percentage of funds under management.

Total charges include £12,745 million (2004: £9,528 million) of non-cash expenses mainly relating to changes in technical reserves and pension actuarial and other gains and losses. The majority of this amount is borne by the long-term business segment.

Secondary segment information

Although the Company is UK registered, the Group manages its business on a global basis. The operations are based in three main geographical areas: UK, US and Asia.

Revenue	2005	2004
	£m	£m
UK	30,688	24,602
US	6,912	6,351
Asia	3,804	3,204
Intra-group revenue	(279)	(253)
Total revenue per income statement	41,125	33,904

F2: Revenue

	2005	2004
	£m	£m
Long-term business premiums (note i)		15,161
Insurance contract premiums	13,583
Investment contracts with discretionary participation feature premiums	1,366
Inwards reinsurance premiums	276	1,247
Less: reinsurance premiums ceded	(197)	(256)
Earned premiums, net of reinsurance	15,028	16,152
Realised and unrealised gains and losses on investments (2004)		7,333
Realised and unrealised gains and losses on securities at fair value through profit and loss	14,640
Realised losses on available-for-sale securities, previously recognised directly in equity	(22)
Interest (note ii)	5,896	5,705
Dividends	2,731	1,883
Other investment income	768	829
Investment income	24,013	15,750
Fee income from investment contract business, fund management, banking and broker-dealer services (note i)	926	653
Income from consolidated venture investments of the PAC with-profits funds	1,158	1,349
Other income	2,084	2,002
Total revenue	41,125	33,904

Notes

(i) As a result of the adoption of IFRS 4 on 1 January 2005, premiums received in respect of investment contracts without discretionary participation features are not recognised as income; instead these amounts are accounted for directly in the balance sheet as deposit liabilities. Only fee income associated with such contracts is accounted for in the income statement in 2005. In 2004, deposits and related fees on these contracts were included within long-term business premiums. In 2004, the long-term business premiums also include premiums from insurance contracts and investment contracts with discretionary participation features.

(ii) Interest income is calculated on the effective interest rate method for all financial assets that are not at fair value through profit and loss.

F3: Acquisition costs and other operating expenditure

	2005	2004
	£m	£m
Acquisition costs (note i)	1,413	1,419
Staff and pension costs (see note I1)	991	1,186
Administrative and operating costs	3,148	2,958
Total acquisition costs and other operating expenditure	5,552	5,563

Notes

(i) Acquisition costs in 2005 comprise amounts related to insurance contracts of £1,307 million, and investment and investment management contacts of £106 million. These costs include amortisation of £392 million and £9 million, respectively.

(ii) Total depreciation and amortisation expense amounted to £541 million (2004: £540 million). Of this amount, £401 million (2004: £386 million) relates to amortisation of deferred acquisition costs of insurance contracts and investment management contracts, which primarily is borne by the long-term business segment. Of the remainder of the depreciation and amortisation charge of £140 million (2004: £154 million), £101 million (2004: £107 million) related to long-term business, £28 million (2004: £29 million) to banking, £8 million (2004: £15 million) to fund management and £3 million (2004: £3 million) to central companies.

F4: Finance costs: interest on core structural borrowings of shareholder-financed operations

Finance costs consist of interest on core debt of the parent company and related finance subsidiaries and JNL surplus notes of £175 million (2004: £154 million) and of £33 million (2004: £33 million) on Egg subordinated debt.

F5: Tax

(a) Total tax expense by nature of expense

An analysis of the total tax expense of continuing operations recognised in the income statement by nature of expense (benefit) is as follows:

	2005	2004
	£m	£m
Current tax expense:
Corporation tax	722	537
Adjustments in respect of prior years	(209)	38
Benefit from a previously unrecognised tax loss, tax credit or temporary difference from a prior period	(2)	0
Total current tax	511	575

Deferred tax arising from:
Origination and reversal of temporary differences	870	374
Benefit from a previously unrecognised tax loss, tax credit or temporary difference from a prior period	5	2
Write-down or reversal of a previous write-down of a deferred tax asset	2	0
Total deferred tax	877	376
Total tax expense	1,388	951

The total tax expense arises as follows:

	2005	2004
	£m	£m
Current tax expense:
UK	339	523
Foreign	172	52
	511	575
Deferred tax expense:
UK	780	282
Foreign	97	94
	877	376
Total	1,388	951

The deferred tax expense arises as follows:

	2005	2004
	£m	£m
Unrealised gains and losses on investments	599	286
Short-term timing differences	263	(79)
Capital allowances	13	13
Balances relating to investment and insurance contracts	3	156
Unused tax losses	(1)	0
Deferred tax expense	877	376

In 2005, a deferred tax credit of £93 million has been taken directly to reserves. When this amount is taken with the deferred tax expense shown above, the result is an increase of £784 million in the Group’s net deferred tax liability.

In 2005, there is no tax relating to discontinued operations (2004: £14 million credit) (see note F6).

(b) Reconciliation of effective tax rate

The total tax expense is attributable to shareholders and policyholders as summarised in the income statement.

(i) Summary of pre-tax profit and tax charge

The income statement includes the following items:

	2005	2004
	£m	£m
Profit before tax	2,145	1,561
Tax attributable to policyholders’ returns	(1,147)	(711)
Profit before tax attributable to shareholders	998	850
Tax attributable to shareholders’ profits:
Tax expense	(1,388)	(951)
Less: tax attributable to policyholders’ returns	1,147	711
Tax attributable to shareholders’ profits	(241)	(240)
Profit from continuing operations after tax	757	610

For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profit and tax by reference to those that are attributable to shareholders and policyholders, as follows:

	2005				2004
	Attributable		Attributable		Attributable		Attributable
	to		to		to		to
	shareholders		policyholders	Total	shareholders		policyholders	Total
	£m		£m	£m	£m		£m	£m
Profit before tax	998		1,147	2,145	850		711	1,561
Taxation charge:
Expected tax rate	35	%(note ii)	100%	70%	31	%(note ii)	100%	62%
Expected tax charge	(353)		(1,147)	(1,500)	(261)		(711)	(972)
Variance from expected tax charge	112		—	112	21		—	21
Actual tax charge	(241)		(1,147)	(1,388)	(240)		(711)	(951)
Average effective tax rate	24%		100%	65%	28%		100%	61%

Profit before tax comprises profit attributable to shareholders and pre-tax profit attributable to policyholders of linked and with-profits funds and unallocated surplus of with-profits funds.

The tax charge for linked and with-profits business includes tax expense on unit-linked and with-profits funds attributable to policyholders, the unallocated surplus of with-profits funds and the shareholders’ profits. Different rules apply under UK tax law for taxing pension  business and life insurance business and there are detailed rules for apportioning the investment return and profits of the fund between the types of business. The investment return referable to pension business, and some other less significant classes of business, is exempt from taxation but tax is charged on the profit that the shareholders derive from writing such business at the corporate rate of tax. The  rules for taxing life assurance business are more complex. This is because the UK regime seeks to tax the investment return less management expenses (I-E) on this business as it arises. However, a calculation of the shareholder profit from writing life insurance business also has to be made and this performs two main functions. Firstly, the shareholder profit is compared with the I-E profit and if the shareholder profit is higher, then relief for expenses in the I-E has to be restricted until the I-E profit equals the shareholder profit. If on the other hand I-E profit is the greater, then an amount equal to the shareholder profit is taxed at the corporate rate of tax with the remainder of the I-E profit being taxed at the lower policyholder rate of tax. The purpose of this approach is to ensure that the Company is always as a minimum taxed on the profit that it has earned. The shareholders’ portion of the long-term business is taxed at the shareholders’ rate with the remaining  portion taxed at rates applicable to the policyholders.

For accounting purposes in all cases and for all reporting periods the applicable tax rate for profit attributable to policyholders and unallocated surplus is 100 per cent. This percentage reflects the basis of accounting for unallocated surplus coupled with the distinction made for performance reporting between sources of profit attributable to shareholders, policyholders and unallocated surplus.

As described above UK long-term business is taxed on a basis that affects policyholders, unallocated surplus of with-profits funds and shareholders. For the PAC with-profits sub-fund, transfers to and from unallocated surplus are recorded in the income statement so that after charging the total tax borne by the fund, the net balance reflects the statutory transfer from the fund for the year. For SAIF similar transfers are made to derive a net nil balance which reflects the lack of shareholder interest in the financial performance of the fund (other than through investment management arrangements). For unit-linked policies, pre-tax profits attributable to policyholders represent fees earned that are used to pay tax borne by the Company on policyholders’ behalf.

(ii) Reconciliation of tax charge on profits attributable to shareholders

			Asian
	UK		long-term
	insurance		business	Other
2005	operations	JNL	operations	operations	Total
	£m	£m	£m	£m	£m
Profit before tax attributable to shareholders:
Operating profit based on longer-term investment returns	400	348	175	34	957
Goodwill impairment charge	—	—	—	(120)	(120)
Short-term fluctuations in investment returns	36	178	32	(35)	211
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	(20)	—	3	(33)	(50)
Total	416	526	210	(154)	998
Expected tax rate (note i):
Operating profit based on longer-term investment returns	30%	35%	26%	30%	31%
Goodwill impairment charge	—	—	—	0%	0%
Short-term fluctuations in investment returns	30%	35%	26%	30%	34%
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	30%	—	0%	30%	32%
Total	30%	35%	26%	6%	35%
Expected tax charge based on expected tax rates:
Operating profit based on longer-term investment returns	(120)	(122)	(46)	(10)	(298)
Goodwill impairment charge	—	—	—	0	0
Short-term fluctuations in investment returns	(11)	(62)	(8)	10	(71)
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	6	—	0	10	16
Total	(125)	(184)	(54)	10	(353)
Variance from expected tax charge (note ii):
Operating profit based on longer-term investment returns	3	(1)	(17)	127	112
Goodwill impairment charge	—	—	—	0	0
Short-term fluctuations in investment returns	(5)	9	9	(12)	1
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	(1)	—	0	0	(1)
Total	(3)	8	(8)	115	112
Actual tax charge:
Operating profit based on longer-term investment returns	(117)	(123)	(63)	117	(186)
Goodwill impairment charge	—	—	—	0	0
Short-term fluctuations in investment returns	(16)	(53)	1	(2)	(70)
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	5	—	0	10	15
Total	(128)	(176)	(62)	125	(241)
Actual tax rate	31%	33%	30%	(81)%	24%

For 2004, the Group’s results reflect the application of IFRS standards with the exception of the standards IAS 32, IAS 39 and IFRS 4. Also the supplementary basis of profit analysis adopted by the Group, as shown in note B1, is not comparable between 2004 and 2005. Supplementary information included within the Group’s Annual Report shows an analysis of 2004 profit on the pro forma basis as if IAS 32, IAS 39 and IFRS 4 had been applied to the Group’s long-term business operations. The reconciliation of the effective tax rate for 2004 relates to the statutory IFRS basis results.

			Asian
	UK		long-term
	insurance		business	Other
2004	operations	JNL	operations	operations	Total
	£m	£m	£m	£m	£m
Profit before tax attributable to shareholders	325	357	154	14	850
Expected tax rate (note i)	30%	35%	23%	21%	31%
Expected tax charge based on expected tax rates	(98)	(125)	(35)	(3)	(261)
Variance from expected tax charge (note ii)	7	3	(3)	14	21
Actual tax charge	(91)	(122)	(38)	11	(240)
Actual tax rate	28%	34%	25%	(79)%	28%

Notes

(i) Expected tax rates for profit attributable to shareholders

Expected tax rates shown in the table above reflect the corporate tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asian operations the expected tax rates reflect the corporate tax rate weighted by reference to the source of profits of the operations contributing to the aggregate business unit result. The increase in total expected rate from 31 per cent in 2004 to 35 per cent in 2005 is due to the goodwill impairment charge of £120 million in 2005 not being allowable for tax.

(ii) Variances from expected tax charge for results attributable to shareholders

The principal variances arise from differences between the standard corporation tax rate and actual rates for ‘other’ operations. This is due to a number of factors including:

(a) The settlement of outstanding issues with HM Revenue and Customs at amounts below those previously provided.

(b) The tax credit arising from relief for excess expenses in respect of the shareholder-backed protection business.

(c) Prior year adjustments arising from routine revisions of tax returns.

(d) The benefit from Egg’s previously unused French losses.

F6: Discontinued operations

The £3 million post-tax profit from discontinued operations (2004: £94 million post-tax loss) is comprised of the sum of the gain on disposal of operations and profit or loss generated by discontinued operations.

	2005	2004
	£m	£m
Gain on sale of operations
Pre-tax gain recognised on the sale of operations	0	45
Taxation	0	(19)
Post-tax gain recognised on the sale of operations	0	26

Profit (loss) generated by discontinued operations
Revenue	1	50
Expenses	2	(203)
Pre-tax profit (loss) on results of discontinued operations	3	(153)
Taxation	0	33
Post-tax profit (loss) on results of discontinued operations	3	(120)
Post-tax profit (loss) from discontinued operations	3	(94)

In October 2004, JNL sold Jackson Federal Bank for £166 million. After taking into account net assets and goodwill totalling £128 million at the date of disposal, the profit on sale was £38 million before tax. Jackson Federal Bank, made an operating profit up to the date of disposal of £17 million.

In August 2004, the Group sold its interest in Life Assurance Holding Corporation Limited for £41 million. After taking into account the carrying value of the investment of £34 million at the date of disposal, the profit on sale was £7 million before tax.

In July 2004, Egg announced that it intended to take the necessary steps to withdraw from the French market. Egg France was sold in 2004. The loss before tax of Egg France in 2004 was £150 million which was made up of a provision for exit costs of £113 million and other operating losses of £37 million.

During the year ended 31 December 2005, the exit process from France by Egg was completed. The final costs incurred were lower than the provision made in July 2004, therefore, £4 million of the provision was released in the year.

In addition, during 2005, Egg sold Funds Direct, its investment wrap platform business. The sale was completed in October 2005. Funds Direct incurred losses before tax of £1 million (2004: £20 million) including exit costs in the year.

Jackson Federal Bank, Egg France and Funds Direct are included within banking operations in the segment analysis whilst Life Assurance Holding Corporation Limited is included within long-term business of UK insurance operations.

G: Financial assets and liabilities

G1: Financial instruments - designation and fair values

The Group formally adopted IAS 39 on 1 January 2005. On application of IAS 39, all financial assets are designated as either fair value through profit and loss, available-for-sale, or as loans and receivables and financial liabilities are designated as either fair value through profit and loss or amortised cost or for investment contracts with discretionary participation features accounted for under IFRS 4 as  described in note A4.

	Fair value			Total
	through profit	Available-	Loans and	carrying
2005	and loss	for-sale	receivables	value	Fair value
	£m	£m	£m	£m	£m
Financial assets
Deposits	—	—	7,627	7,627	7,627
Equity securities and portfolio holdings in unit trusts	71,985	—	—	71,985	71,985
Debt securities (note iii)	56,814	25,657	—	82,471	82,471
Loans and receivables	—	—	13,245	13,245	14,268
Other investments (note i)	3,879	—	—	3,879	3,879
Accrued investment income	—	—	1,791	1,791	1,791
Other debtors	—	—	1,318	1,318	1,318
	132,678	25,657	23,981	182,316

	Fair value
	through profit	Amortised		Carrying
2005	and loss	cost	IFRS 4	value	Fair value
	£m	£m	£m	£m	£m
Financial liabilities
Banking customer accounts	—	5,830	—	5,830	5,830
Core structural borrowings of shareholder-financed operations (note iii and note H13)	—	3,191	—	3,191	3,550
Operational borrowings attributable to shareholder-financed operations (note H13)	—	6,432	—	6,432	6,432
Borrowings attributable to with-profits funds (note H13)	559	1,339	—	1,898	1,929
Obligations under funding, stock lending and sale and repurchase agreements	—	4,529	—	4,529	4,524
Net asset value attributable to unit holders of consolidated unit trust and similar funds	965	—	—	965	965
Investment contracts with discretionary participation features (note ii)	—	—	26,523	26,523	—
Investment contracts without discretionary participation features	10,524	1,502	—	12,026	12,035
Accruals and deferred income	—	506	—	506	506
Other creditors	—	1,478	—	1,478	1,478
Other liabilities (including derivatives)	851	918	—	1,769	1,769
	12,899	25,725	26,523	65,147

Notes

(i) See note G3 for details of the derivative assets included. The balance also contains the PAC with-profit fund’s participation in various investment funds and limited liability property partnerships.

(ii) It is impractical to determine the fair value of investment contracts with discretionary participation features due to the lack of a reliable basis to measure such features.

(iii) As at 31 December 2005, £450 million of convertible bonds were included in debt securities and £311 million were included in borrowings.

Determination of fair value

The fair values of quoted investments are based on current bid prices, where appropriate. If the market for a financial asset is not active, the Group establishes fair value by using quotations from independent third parties such as brokers or by using valuation techniques. The valuation techniques include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models.

The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group’s entire holdings of a  particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses. In some cases the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realised in immediate settlement of the financial instrument.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s length transaction. This amount is mainly determined using quotations from independent third parties.

The fair value of borrowings is based on quoted market prices, where available.

Refer to section A4 for the determination of fair value for investment contracts without fixed and guaranteed terms (notably UK unit-linked policies). For investment contracts in the US with fixed and guaranteed terms the fair value is determined based on the present value of future cash flows discounted at current interest rates.

The fair value of other financial liabilities is determined using discounted cash flows of the amounts expected to be paid.

Use of valuation techniques

Valuation techniques – UK

At 31 December 2005, UK insurance operations held investments with a fair value of £3,729 million (of which £3,466 million were held in the PAC with-profits fund) which were measured in full or in part using valuation techniques. The majority of these assets are private debt securities such as private placements, project finance, asset securitisations and local authority securities. The securities are mainly long-dated and not regularly traded and are valued internally using market standard practices. These practices mainly use matrix pricing, which is based on assessing credit quality of the underlying borrower to derive a suitable discount rate relative to government securities.

In accordance with the Group’s risk management framework, all internally generated calculations are subject to independent assessment by the M&G Fair Value Committee which comprises members who are independent of the fund managers involved in the day-to-day trading in these assets.

Changing any one of the underlying assumptions used in determining the fair value would not have a significant impact on the value of the assets.

The total amount of the change in fair value estimated using valuation techniques, including valuation techniques based on assumptions not wholly supported by observable market prices or rates, recognised in the profit and loss account in 2005 was £93 million.

Valuation techniques – US

The US operations of Prudential had two groups of assets which were valued using valuation techniques – derivatives and securities held by the Piedmont trust entity, an 80 per cent JNL held static trust formed as a result of a securitisation of asset-backed securities in 2003. As at 31 December 2005, the fair value of the Piedmont and derivative assets valued using valuation techniques were £700 million and £518 million, respectively.

The majority of the factors entering into the valuation of the derivatives are readily observable in the market and, therefore, are not subject to interpretation in the model. The most significant non-observable factor is the level of implied volatility assumed in the valuation. However, changing the implied volatility would not have had a significant impact on the fair value of the assets.

Significant estimates and judgement are also employed in valuing certain asset-backed and mortgage-backed securities held by the Piedmont trust entity. These valuations may impact reported shareholder profit and loss amounts through the determination of impairment and recovery amounts. While management believes that the estimates and assumptions employed in developing the fair value estimates are reasonable and present management’s best estimate of such values, a reasonable range of values exists with respect to most assumptions utilised in determining these values. As a result of the potentially significant variability in the estimates of the assumptions used in these models, the range of reasonable estimates of the fair value of these securities is significant.

Management has obtained broker bids on these securities that represent the value at which the Group could sell the investments, if forced. These bids are not based on full knowledge and hence analysis of the investments but represent the best estimate of the worst case decline in market value of these securities. The broker bids for these securities at 31 December 2005 totalled £514 million, a difference of £186 million.

Interest income and expense

The interest income on financial assets not at fair value through profit and loss was £2,662 million for the year ended 31 December 2005.

The interest expense on financial liabilities not at fair value through profit and loss was £893 million for the year ended 31 December 2005.

Listed investments – 2004

Of the Group’s financial investments of £151,083 million as at 31 December 2004, £115,294 million were listed investments. The amount of the Group’s total financial investments that were due to mature in less than one year was £15,409 million.

G2: Market risk

Interest rate risk

The following table shows an analysis of the classes of financial assets and liabilities with direct exposure to interest rate risk. Each applicable class of the Group’s financial assets or liabilities are analysed between those exposed to fair value interest rate risk, cash flow interest rate risk and those with no direct interest rate risk exposure:

			Not directly
	Fair value	Cash flow	exposed to
	interest	interest	interest
2005	rate risk	rate risk	rate risk	Total
	£m	£m	£m	£m
Financial assets
Deposits	4,531	3,096	—	7,627
Debt securities	74,806	7,665	—	82,471
Loans and receivables	4,269	8,976	—	13,245
Other investments (including derivatives)	345	1,553	1,981	3,879
	83,951	21,290	1,981	107,222

Financial liabilities
Banking customer accounts	—	5,830	—	5,830
Core structural borrowings of shareholder-financed operations	3,191	—	—	3,191
Operational borrowings attributable to shareholder-financed operations	1,638	4,780	14	6,432
Borrowings attributable to with-profits funds	916	883	99	1,898
Obligations under funding, securities lending and sale and repurchase agreements	703	3,826	—	4,529
Investment contracts without discretionary participation features	723	779	10,524	12,026
Other liabilities (including derivatives)	275	380	1,114	1,769
	7,446	16,478	11,751	35,675

The following table sets out the Group's commitments to lend funds at a fixed rate:

		Weighted
		average
		interest
2005	Amount	rate
	£m	%
Term to maturity:
Less than 1 year	16	11.9
1 to 5 years	58	5.4
5 to 10 years	52	7.4
10 to 15 years	27	7.4
15 to 20 years	9	5.3
Over 20 years	5	5.6
	167

Of the above commitments £104 million related to US operations, £32 million related to the banking operations and £31 million related to Asian operations.

The table below details the effective interest rates for applicable classes of financial assets and liabilities not held at fair value through profit and loss, notably financial assets designated as available-for-sale, loans and receivables and liabilities held at amortised cost:

	Balance of financial	Range of effective
	instruments not at	interest rates
	fair value through	applicable as at
	profit and loss	31 Dec 2005
	£m	%
Assets
Deposits	7,627	1.6 – 5.4
Debt securities	25,657	4.0 – 8.0
Loans and receivables:
Mortgage loans	4,928	2.3 – 7.6
Policy loans	865	3.0 – 9.0
Other loans	7,452	4.5 – 10.5
	46,529

Liabilities
Banking customer accounts	5,830	1.6 – 5.0
Core structural borrowings of shareholder-financed operations	3,191	5.5 – 9.4
Operational borrowings attributable to shareholder-financed operations	6,432	2.2 – 6.5
Borrowings attributable to with-profits funds	1,339	6.0 – 10.0
Obligations under funding, stocklending and sale and repurchase agreements	4,529	2.4 – 8.0
Investment contracts without discretionary participation features	1,502	2.0 – 8.2
Other liabilities (including derivatives)	918	0.0 – 0.0
	23,741

For further information on effective interest rates specific to the banking operations, please refer to section E6.

In relation to interest rate exposure, the following table sets out the earlier of contractual maturities and repricing dates for applicable classes of financial instruments, excluding investment contracts without discretionary participation features:

		After	After	After	After			Total
	1 year	1 year to	5 years to	10 years to	15 years to	Over	No stated	carrying
2005	or less	5 years	10 years	15 years	20 years	20 years	maturity	value
	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Deposits	7,029	38	20	—	—	52	488	7,627
Debt securities	3,475	11,857	23,162	8,594	9,610	24,754	1,019	82,471
Loans and receivables	3,495	4,275	1,875	1,199	1,393	172	836	13,245
Other investments (including derivatives)	1,893	189	83	29	17	208	1,460	3,879
	15,892	16,359	25,140	9,822	11,020	25,186	3,803	107,222

Financial liabilities
Banking customer accounts	5,830	—	—	—	—	—	—	5,830
Core structural borrowings of shareholder-financed operations	—	399	250	—	857	820	865	3,191
Operational borrowings attributable to shareholder-financed operations	2,440	3,040	—	139	—	813	—	6,432
Borrowings attributable to with-profits funds	39	309	775	—	—	81	694	1,898
Obligations under funding, stocklending and sale and repurchase agreements	4,529	—	—	—	—	—	—	4,529
Other liabilities (including derivatives)	1,096	256	70	30	68	130	119	1,769
	13,934	4,004	1,095	169	925	1,844	1,678	23,649

Durations of long-term business contracts, including investment contracts, are included in section D.

Currency risk

As at 31 December 2005, the Group held 18 per cent and 21 per cent of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

The financial assets, of which 86 per cent are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

The financial liabilities, of which 22 per cent are held by the PAC with-profits fund, mainly relate to foreign currency borrowings.

The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (see G3 below).

The amount of exchange gains recognised in the income statement in 2005 except for those arising on financial instruments measured at fair value through profit and loss is £152 million (2004: £27 million). Of this amount, £134 million (2004: £31 million) is offset by value movements on cross-currency swaps and £12 million (2004: exchange loss of £2 million) relates to investments of the PAC with-profits fund.

See also note E3 for details of the market risks faced by the banking business.

G3: Derivatives and hedging

Derivatives

The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual group entities and relevant counterparties in place under each of these market master agreements.

The total fair value balances of derivative assets and liabilities as at 31 December 2005 were as follows:

	UK insurance		Banking	Other
2005	operations	US	operations	operations	Total
	£m	£m	£m	£m	£m
Derivative assets	338	166	50	86	640
Derivative liabilities	(403)	(208)	(77)	(163)	(851)
	(65)	(42)	(27)	(77)	(211)

The above derivative assets and derivative liabilities are included in ‘other investments’ and ‘other liabilities’ in the primary statements.

The notional amount of the derivatives, distinguishing between UK insurance, US, banking and other operations were as follows as at 31 December 2005:

	UK insurance operations		US		Banking operations
	Notional amount on which		Notional amount on which		Notional amount on which
	future payments are based		future payments are based		future payments are based
	Asset	Liability	Asset	Liability	Asset	Liability
	£m	£m	£m	£m	£m	£m
Cross-currency swaps*	800	774	552	392	941	952
Equity index call options	—	—	796	13	—	—
Swaptions	1,125	—	9,320	14,562	—	—
Futures	1,621	1,239	9	—	—	—
Forwards*	10,711	10,878	—	—	743	744
Inflation swaps	1,070	1,070	—	—	—	—
Credit default swaps	—	—	—	—	2,256	—
Single stock options	83	18	—	—	—	—
Put options	—	—	1,427	—	—	—
FTSE swap	—	—	—	—	49	49
Total return swaps	479	479	612	120	—	—
Interest rate swaps	2,790	3,302	2,367	4,250	2,855	2,855

*In addition, the other operations, including the Group Treasury function and the Asian operations, have cross-currency swap assets and liabilities with notional amounts of £2,761 million and £2,692 million, respectively, forward currency contracts assets and liabilities with notional amounts of £501 million and £167 million, respectively and interest rate swaps of £1,310 million and £1,310 million, respectively.

These derivatives are used for efficient portfolio management to obtain cost effective and efficient exposure to various markets in accordance with the Group’s investment strategies and to manage exposure to interest rate, currency, credit and other business risks. See also section D3 for use of derivatives by the Group’s US operations.

The Group uses the various interest rate derivative instruments, such as interest rate swaps to reduce exposure to interest rate volatility.

The UK insurance operations use various currency derivatives in order to limit volatility due to foreign currency exchange rate fluctuations arising on securities denominated in currencies other than Sterling. See also note G2 above. In addition, total return swaps and interest rate swaps are held for efficient portfolio management.

As part of the efficient portfolio management of the PAC with-profits fund, the fund may, from time to time, invest in cash-settled forward contracts over Prudential plc shares, which are accounted for consistently with other derivatives. This is in order to avoid a mismatch of the with-profits investment portfolio with the investment benchmarks set for its equity-based investment funds. The contracts will form part of the long-term investments of the with-profits fund. These contracts are subject to a number of limitations for legal and regulatory reasons.

Some of the Group’s products, especially those sold in the US, have certain guarantee features linked to equity indexes. A mismatch between product liabilities and the performance of the underlying assets backing them exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

The US operations and some of the UK operations hold large amounts of interest rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These entities have purchased some swaptions in order to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

Egg uses derivative instruments for the purpose of supporting the strategic and operational business activities and reducing and eliminating the risk of loss arising from changes in interest rates and foreign exchange rates. Derivatives are used solely to hedge risk exposures and Egg does not take any trading position in derivatives.

For the purpose of reducing interest rate risk, Egg uses a number of derivative instruments, including interest rate swaps and forward agreements. Additionally, swaps are used to provide caps to the funding cost of the credit card product.

Egg has also made general use of credit default swaps to manage credit risk without changing the underlying product or investment portfolios.

For the purpose of reducing currency risk, Egg uses forward exchange contracts and currency swaps.

Hedging

The Group has formally assessed and documented the effectiveness of the following hedges:

Fair value hedges

The Group has a US$1 billion fair value hedge in place which hedges the interest exposure on the US$1 billion, 6.5 per cent perpetual subordinated capital securities.

In addition, Jackson has entered into a collar fair value hedge, which has been hedge accounted for from 1 March 2005. This common stock equity collar transaction was entered into to protect the Company’s unrealised gain of US$5.9 million on an equity investment. The hedge expires in March 2008.

Cash flow hedges

Egg has cash flow hedged certain balance sheet items which are subject to interest rate risk. As at 31 December 2005, the notional amount of this cash flow hedge was £2,296 million. The cash flows are periodically updated based on the underlying banking portfolios.

Net investment hedges

In November 2005, the Group’s US$500 million net investment hedge relating to the currency exposure of the US operations matured.

In December 2005, the Group entered into a series of forward currency transactions which together form a US$2 billion net investment hedge of the currency exposure of the net investments in the US operations.

The Group has designated perpetual subordinated capital securities totalling US$1.55 billion as a net investment hedge to hedge the currency risks related to the net investment in JNL. The carrying value of the subordinated capital securities was £865 million as at 31 December 2005.

The net investment hedges were 100 per cent effective.

G4: Derecognition, securitisation and collateral

Securities lending and reverse repurchase agreements

The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third parties, primarily major brokerage firms. The agreements require that amounts between 102 per cent and 105 per cent of the fair value of the loaned securities be held as collateral, depending on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group’s consolidated balance sheet, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit. At 31 December 2005, the Group had lent £10,594 million (of which £8,250 million was lent by the PAC with-profits fund) of securities and held collateral under such agreements of £11,112 million (of which £8,657 million was held by the PAC with-profits fund).

At 31 December 2005, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities for the purchase price, £1,214 million, together with accrued interest.

Collateral and pledges under derivative transactions

At 31 December 2005, the Group had pledged £403 million for liabilities and held collateral of £193 million in respect of over-the-counter derivative transactions.

Securitisation

During 2005, Egg transferred additional UK credit card receivables to its trust vehicle, Arch (Term) Limited, created in 2002 for the purpose of asset-backed securitisation, bringing the outstanding balance of assets in this vehicle to £2.8 billion (2004: £2.59 billion). The noteholders in securitisations from this vehicle have a proportional interest in each account balance in the trust. As at 31 December 2005, the value of this interest was £2.3 billion (2004: £2.23 billion). This securitisation does not qualify for derecognition under IAS 39 and the total portfolio is, therefore, included in loans and receivables. The funding giving rise to the note-holders interest is included within operational borrowings attributable to shareholder-financed operations.

G5: Impairment of financial assets

In accordance with the Group’s accounting policy set out in note A4, impairment reviews were performed for available-for-sale securities and loans and receivables. In addition, impairment reviews were undertaken for the reinsurers’ share of policyholder liability provisions.

During the year ended 31 December 2005, an amount of £278 million for impairment losses was recognised, mainly for loans and advances to customers in Egg and available-for-sale securities held by JNL.

The impairment losses have been recorded in ‘acquisition costs and other operating expenditure’.

H: Other information on balance sheet items

H1: Goodwill

	2005	2004
	£m	£m
Cost
At 1 January	2,250	1,813 *
Additions	151	537
Disposals (including, for 2005, goodwill of held for sale venture investment subsidiaries – see note H9)	(333)	(100)
At 31 December	2,068	2,250

Aggregate impairment
At 1 January	(5)	0
Impairment losses in the year recognised in the profit and loss	(120)	(5)
Write-offs related to disposals and discontinued operations	5	0
At 31 December	(120)	(5)
Net book amount as at 31 December	1,948	2,245

The carrying value of goodwill is attributable to:
The PAC with-profits fund (in respect of venture investment subsidiaries)	607	784
Shareholders (principally in respect of M&G and Asian businesses)	1,341	1,461
	1,948	2,245

*Under IFRS 1, the carrying value of goodwill of £1,504 million under UK GAAP is the deemed cost under IFRS on the date of transition, 1 January 2004. An additional £309 million relates to newly consolidated venture investment subsidiaries of the PAC with-profits fund.

The additions of £151 million (2004: £537 million) relate to additions to the PAC with-profits fund venture holdings in which the Group has a controlling interest. All goodwill additions relate to the UK and the long-term business segments. Additional details on the acquisitions are provided in note I6.

Goodwill disposals in 2004 relate to the sale of Jackson Federal Bank (£38 million) and sales of a PAC with-profits fund venture subsidiary (£62 million). In 2005, goodwill disposals relate entirely to PAC with-profits fund venture subsidiaries.

The £5 million charge for impairments in 2004 related to the write-down of Funds Direct (£2 million) and Zebank (£3 million), parts of the Egg group. The impairment has been reflected in discontinued operations (note F6) in the consolidated income statement.

During 2005, the acquired goodwill of the Japanese life company was tested for impairment and a charge of £120 million has been separately disclosed in the consolidated income statement. The charge reflects the slower than expected development of the Japanese life business.

Impairment testing

Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to cash generating units (CGUs) for the purposes of impairment testing. These CGUs are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis. An allocation of the Group’s goodwill to CGUs is shown below:

	2005	2004
	£m	£m
M&G	1,153	1,153
Japan life company	—	120
Venture investment subsidiaries of the PAC with-profits fund	607	784
Other	188	188
	1,948	2,245

‘Other’ represents goodwill amounts allocated across cash generating units in Asia and US operations. These goodwill amounts are not individually material. There are no other intangible assets with indefinite useful lives other than goodwill.

Assessment of whether goodwill may be impaired

With the exception of M&G and venture investment subsidiaries of the PAC with-profits fund the goodwill in the balance sheet relates to acquired life businesses. The Company routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of acquired life business with the value of the business as determined using the EEV methodology, as described in section D1. Any excess of IFRS over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS balance sheet may be impaired.

Goodwill is tested for impairment by comparing the CGUs carrying amount, excluding any goodwill, with its recoverable amount.

M&G

The recoverable amount for the M&G CGU has been determined by calculating its value in use. This has been calculated by aggregating the present value of future cash flows expected to be derived from the component businesses of M&G (based upon management projections) and its current surplus capital.

The discounted cash flow valuation has been based on a three-year plan prepared by M&G, and approved by the directors of Prudential plc, and cash flow projections for later years.

As a cross check to the discounted cash flow analysis, a review was undertaken of publicly available information for companies engaged in businesses comparable to the component businesses, including reported market prices for such companies’ shares. In addition, a review was undertaken of publicly available terms of transactions involving companies comparable to the component businesses. In particular, comparison has been made of the valuation multiples implied by the discounted cash flow analysis to current trading multiples of companies comparable to the component businesses, as well as to multiples achieved in precedent transactions.

The value in use is particularly sensitive to a number of key assumptions, as follows:

(i) The assumed growth rate on forecast cash flows beyond the terminal year of the budget. A growth rate of 2.5 per cent has been used to extrapolate beyond the plan period.

(ii) The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For retail and institutional business a risk discount rate of 12 per cent has been applied. This represents the average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of 5 per cent and an average ‘beta’ factor for relative market risk of comparable UK listed asset managers. A similarly granular approach has been applied for the other component businesses of M&G.

(iii) That asset management contracts continue on similar terms.

Management believes that any reasonable change in the key assumptions would not cause the carrying amount of M&G to exceed its recoverable amount.

Japanese life company

As noted above, the entire goodwill relating to the Japanese life operation of £120 million has been deemed to be impaired following  impairment testing carried out in 2005. This testing was based on a recoverable amount for the Japanese company that was determined by calculating its value in use based on net present value cash flow projections. Such projections reflected existing business over the expected duration of the contracts and expected new business. A risk discount rate of 5 per cent was applied to the projected cash flows.  On the basis of the results of this exercise it was determined that all goodwill held in relation to the Japanese business should be written off in 2005.

PAC with-profits fund venture investment subsidiaries

The recoverable amount for the ventures entities controlled by the Group through PPM Capital has been determined on a portfolio CGU basis by aggregating fair values calculated for each entity less costs to sell these entities.

The fair value of each entity is calculated by PPM Capital in accordance with the International Private Equity and Venture Capital Valuation Guidelines which set out industry best practice for determining the fair value of private equity investments. The guidelines require that an enterprise value is calculated for each investment, typically using an appropriate multiple applied to the Company’s maintainable earnings.  All amounts relating to financial instruments ranking higher in a liquidation than those controlled by PPM Capital are then deducted from the enterprise value and a marketability discount applied to the result to give a fair value attributable to the instruments controlled by PPM Capital. The marketability discount ranges from 10 per cent to 30 per cent, depending on PPM Capital’s level of control over a realisation process.

Management believes that any reasonable change in the key assumptions would not give rise to an impairment charge.

H2: Other intangible assets

Other intangible assets in the Group consolidated balance sheet consist of:

	2005	2004
	£m	£m
Deferred acquisition costs (DAC) related to insurance contracts as classified under IFRS 4 (2004 – all long-term business)	2,235	2,912
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4 (2004 – fund management contracts other than long-term business only)	104	8
	2,339	2,920
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (2004 – all long-term business)	92	122
Present value of future profits of acquired investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4 (2004 – fund management contracts other than long-term business only)	9	0
	101	122
The carrying value of other intangible assets is attributable to:
PAC with-profits fund	35	798
Shareholder operations	2,405	2,244
	2,440	3,042

Deferred acquisition costs related to insurance contracts

IFRS 4, which is adopted from 1 January 2005, permits deferred acquisition costs for insurance contracts and investment contracts with discretionary participation features to be accounted for under existing GAAP. Under UK GAAP, acquisition costs are deferred with amortisation on a basis commensurate with the anticipated emergence of margins under the contract.

On 1 January 2005, the Group adopted FRS 27, ‘Life Assurance’ into existing GAAP as part of the adoption of IFRS 4 which is reflected in the transition adjustment in the table below. The effect of this is to derecognise deferred acquisition costs for with-profits contracts of the UK regulated with-profits funds. The transition adjustment also removes deferred acquisition costs on with-profits investment contracts without discretionary participation features of UK regulated with-profits funds. Costs associated with the investment management element of other life assurance contracts classified as financial instruments and investment management contracts under IFRS 4 and fund management contracts are remeasured under the provisions of IAS 18. In addition, the transition adjustment includes adjustments to JNL DAC, including shadow DAC, resulting from implementation of IFRS investment measurement bases.

The movement in deferred acquisition costs relating to insurance contracts and investment contracts with discretionary participation features is as follows:

£m
Deferred acquisition costs at 1 January 2004	2,943
Additions	473
Amortisation	(381)
Impairment	(2)
Exchange differences	(121)
Deferred acquisition costs at 31 December 2004	2,912

Transition adjustment on application of IAS 32, IAS 39 and IFRS 4 (see note A6):
Derecognition of deferred acquisition costs for UK regulated with-profits funds as a result of adopting FRS 27	(765)
Removal of deferred acquisition costs on investment contracts without discretionary participation features	(38)
Shadow DAC and other impacts as a result of measurement changes in JNL’s investment portfolio	(456)
(1,259)

Deferred acquisition costs at 1 January 2005	1,653
Additions	501
Amortisation	(392)
Impairment	(21)
Exchange differences	173
Change in shadow DAC	321
Deferred acquisition costs at 31 December 2005	2,235

In 2005, deferred acquisition costs of £21 million relating to the Taiwanese life assurance operation were impaired. See note D4(f) for further details.

Deferred acquisition costs related to investment management contracts

Incremental costs associated with the origination of investment management contracts written by the Group’s insurance and fund management businesses are capitalised and amortised as the related revenue is recognised. Deferred acquisition costs related to investment management contracts are all internally generated.

Amortisation of this intangible asset is included in the ‘acquisition costs and other operating expenditure’ line in the income statement.

£m
At 1 January 2004
Gross amount	12
Accumulated amortisation	—
Net book amount	12

Year ended 31 December 2004
Opening net book amount	12
Additions (through internal development)	1
Amortisation	(5)
At 31 December 2004	8

Transition adjustment on application of IAS 32, IAS 39 and IFRS 4	67

At 1 January 2005
Gross amount	80
Accumulated amortisation	(5)
Net book amount	75

Year ended 31 December 2005
Opening net book amount	75
Additions (through internal development)	45
Amortisation	(9)
Other changes	(7)
Closing net book amount	104

At 31 December 2005
Gross amount	118
Accumulated amortisation	(14)
Net book amount	104

Present value of acquired in-force business

Long-term business

Prior to the adoption of IFRS 4, the present value of acquired in-force business (PVAIF) was accounted for under UK GAAP. On 1 January 2005, following the adoption of IFRS 4, PVAIF relating to investment contracts without discretionary participation features, which was included within long-term business, is removed and replaced by an asset representing the present value of the future profits of the investment management component of these contracts, where applicable. These contracts are accounted for under the provisions of IAS 18. The remainder of the PVAIF balance relates to insurance contracts and continues to be accounted for under UK GAAP as permitted by IFRS 4.

The amortisation charge is included in acquisition costs and other operating expenditure in the income statement.

Investment management

The present value of future profits of acquired investment management contracts relates to unit-linked contracts acquired as part of the M&G acquisition in 1999.

Amortisation is charged to the ‘acquisition costs and other operating expenditure’ line in the income statement over the period of provision of investment management services as those profits emerge.

	Long-term	Investment
	business	management
	£m	£m
At 1 January 2004
Cost	256	0
Accumulated amortisation	(103)	0
Net book amount	153	0

Year ended 31 December 2004
Opening net book amount	153	0
Exchange differences	(6)	0
Amortisation charge	(25)	0
At 31 December 2004	122	0

Transition adjustment on application of IAS 32, IAS 39 and IFRS 4	(18)	12

At 1 January 2005
Cost	217	12
Accumulated amortisation	(113)	0
Net book amount	104	12

Year ended 31 December 2005
Opening net book amount	104	12
Exchange differences	9	0
Amortisation charge	(21)	(3)
Closing net book amount	92	9

At 31 December 2005
Cost	233	12
Accumulated amortisation	(141)	(3)
Net book amount	92	9

H3: Reinsurers’ share of policyholder liabilities

	2005	2004
	£m	£m
Insurance contract liabilities (note i)	1,203	—
Claims outstanding	75	99
Long-term business provision	—	612
Technical provisions for linked liabilities	—	307
	1,278	1,018

Note

(i) Movement on reinsurers’ share of insurance contract liabilities

2005
£m
Balance at 31 December 2004 and 1 January 2005 following adoption of IFRS 4*	919
Amount included in income statement	242
Foreign exchange translation differences	42
Balance at 31 December 2005	1,203

*Comprising long-term business provision plus technical provisions for linked liabilities which all relate to contracts classified as insurance under IFRS 4.

H4: Tax assets and liabilities

Assets

Of the £231 million (2004: £159 million) current tax recoverable, the majority is expected to be settled in one year or less.

Deferred tax asset

	2005	2004
	£m	£m
Unrealised losses on investments	84	186
Balances relating to investment and insurance contracts	317	357
Short-term timing differences	258	260
Capital allowances	91	21
Unused deferred tax losses	5	3
	755	827

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. Accordingly, for the 2005 results and balance sheet position at 31 December 2005 the possible tax benefit of approximately £333 million (2004: £430 million), which may arise from capital losses valued at approximately £1.7 billion, is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £67 million, which may arise from trading losses of approximately £237 million, is sufficiently uncertain that it has not been recognised.

Liabilities

Of the £962 million (2004: £1,018 million) current tax liability, it is not practicable to estimate how much is expected to be settled in one year or less due to the uncertainty over when outstanding issues will be agreed with HM Revenue and Customs.

Deferred tax liability

	2005	2004
	£m	£m
Unrealised gains on investments	1,907	1,477
Balances relating to investment and insurance contracts	554	675
Short-term timing differences	450	131
Capital allowances	80	(4)
	2,991	2,279

Unprovided deferred income tax liabilities on temporary differences associated with investment in subsidiaries, associates and interests in joint ventures are considered to be insignificant due to the availability of various UK tax exemptions and reliefs.

Discounting

Deferred tax asset and liability balances have not been discounted.

H5: Accrued investment income and other debtors

	2005	2004
	£m	£m
Accrued investment income
Interest receivable	1,235	1,287
Other	556	446
	1,791	1,733
Other debtors
Premiums receivable:
From policyholders	230	106
From intermediaries	10	8
From reinsurers	21	20
Other	1,057	1,054
	1,318	1,188
Total	3,109	2,921

Of the £3,109 million (2004: £2,921 million) of accrued investment income and other debtors, £992 million (2004: £990 million) is expected to be settled after one year or more.

H6: Property, plant and equipment

Property, plant and equipment comprise Group occupied properties, development property and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	Group
	occupied	Development	Tangible
	property	property	assets	Total
	£m	£m	£m	£m
At 1 January 2004
Cost	266	66	866	1,198
Accumulated depreciation	(29)	—	(458)	(487)
Net book amount	237	66	408	711

Year ended 31 December 2004
Opening net book amount	237	66	408	711
Exchange differences	(3)	—	(5)	(8)
Depreciation charge	(6)	—	(123)	(129)
Additions	17	69	141	227
Arising on acquisition of subsidiaries	63	—	149	212
Disposals	(3)	—	(23)	(26)
Impairment	—	—	(20)	(20)
Closing net book amount	305	135	527	967

At 1 January 2005
Cost	340	135	1,094	1,569
Accumulated depreciation	(35)	—	(567)	(602)
Net book amount	305	135	527	967

Year ended 31 December 2005
Opening net book amount	305	135	527	967
Exchange differences	5	—	6	11
Depreciation charge	(6)	—	(110)	(116)
Additions	5	27	128	160
Arising on acquisition of subsidiaries	38	—	44	82
Disposals	(105)	—	(102)	(207)
Reclassification from held for investment	—	13	—	13
Closing net book amount	242	175	493	910

At 31 December 2005
Cost	279	175	1,082	1,536
Accumulated depreciation	(37)	—	(589)	(626)
Net book amount	242	175	493	910

Of the above net book amounts, £125 million (2004: £193 million) of Group occupied property and £269 million (2004: £287 million)

of tangible assets are attributable to consolidated venture investment subsidiaries of the PAC with-profits fund at 31 December 2005.

All additions arising on acquisitions relate to acquisitions of venture investment subsidiaries of the PAC with-profits fund.

Capital expenditure: property, plant and equipment by primary segment

	2005	2004
	£m	£m
Long-term business	124	159
Banking	28	60
Broker-dealer and fund management	6	8
Unallocated corporate	2	—
	160	227

Capital expenditure: property, plant and equipment by secondary segment

	2005	2004
	£m	£m
UK	117	192
US	14	12
Asia	29	23
	160	227

H7: Investment properties

Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

	2005	2004
	£m	£m
At 1 January 2005	13,303	11,489
Additions:
Resulting from acquisitions	844	924
Resulting from expenditure capitalised	56	224
Resulting from acquisitions through business combinations	22	—
Disposals	(1,224)	(295)
Net gains from fair value adjustments	720	1,063
Net foreign exchange differences	24	(2)
Transfers to held for sale assets (note H9)	(552)	(100)
Transfers to development properties	(13)	—
At 31 December 2005	13,180	13,303

The income statement includes the following items in respect of investment properties:

	2005	2004
	£m	£m
Rental income from investment properties	765	828
Direct operating expenses (including repairs and maintenance expenses) arising from investment properties:
That generated rental income during the year	133	119
That did not generate rental income during the year	7	1
Total direct operating expenses	140	120

H7: Investment properties continued

Investment properties of £4,463 million (2004: £5,095 million) are held under finance leases. A reconciliation between the total of future minimum lease payments at the balance sheet date, and their present value is shown below:

	2005	2004
	£m	£m
Future minimum lease payments at 31 December	564	679
Future finance charges on finance leases	(450)	(563)
Present value of minimum lease payments	114	116
Future minimum lease payments are due as follows:
Less than 1 year	12	8
1 to 5 years	23	25
Over 5 years	529	646
	564	679
The present values of these minimum lease payments are:
Less than 1 year	11	7
1 to 5 years	22	23
Over 5 years	81	86
	114	116

Contingent rent is that portion of the lease payments that is not fixed in amount but is based on the future value of a factor that changes other than with the passage of time. Contingent rent recognised as an expense in 2005 amounted to £21 million (2004: £27 million). Contingent rents recognised as income in the year amounted to £46 million (2004: £42 million).

The Group’s policy is to rent investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases are receivable in the following periods:

	2005	2004
	£m	£m
Less than 1 year	702	731
1 to 5 years	2,535	2,672
Over 5 years	7,005	7,424

The total minimum future rentals to be received on non-cancellable sub-leases for land and buildings for the year ended 31 December 2005 are £4,006 million (2004: £3,760 million).

H8: Investments in participating interests

The Group’s investments in participating interests at 31 December 2005 and 2004 comprise associates and joint ventures. Disclosures relating to these investments are provided below. The Group also had an interest of 15 per cent in Life Assurance Holding Corporation Limited that was sold in August 2004 and realised a profit on sale of £7 million before tax. This has been further disclosed in the discontinued operations note (see note F6).

Investments in associates

The Group had one associate at 31 December 2005 and 2004 that is accounted for using the equity method, IfOnline Group Limited (IfOnline), a company whose principal activity is mortgage intermediation. Until its sale in September 2004, the Group also accounted for its share in Hazell Carr Pensions Consulting plc (Hazell Carr) as an equity accounted associate.

The Group also has investments in associates which meet the IAS 28 criteria for measurement at fair value through profit and loss in accordance with IAS 39.

Associates accounted for using the equity method

The Group holds 38.6 per cent of the total issued share capital of IfOnline which comprises 29.9 per cent of the ordinary share capital and 96.0 per cent of the preference share capital. The Group also holds £1 Founder share capital and £1 AN share capital. IfOnline is not a listed investment. Equity accounting is applied based on its reporting period of the year to 30 November and is adjusted for material changes up to 31 December. Accordingly, the information is deemed to cover the same period as that of the Group.

In September 2004, the Company sold its 25 per cent share of Hazell Carr for £5 million. The profit on sale before tax of £2 million is included in investment income in the consolidated income statement.

A summary of the movements in investments in associates accounted for using the equity method in 2005 and 2004 is set out below:

	Share of	Share of	Share of		Total carrying
	capital	reserves	net assets	Goodwill	value
	£m	£m	£m	£m	£m
Balance at 1 January 2004	6	(7)	(1)	10	9
Share of loss for the year after tax	—	(1)	(1)	—	(1)
Disposal of Hazell Carr	(2)	2	—	(3)	(3)
Balance at 31 December 2004	4	(6)	(2)	7	5
Share of profit for the year after tax	—	—	—	—	—
Balance at 31 December 2005	4	(6)	(2)	7	5

There have been no changes recognised directly in the equity of associates that would also be recognised directly in equity by the Group.

The Group’s share of the assets, liabilities, revenues and profit and loss of associates accounted for using the equity method at

31 December 2005 and 2004 is as follows:

	2005	2004
	£m	£m
Financial position
Total assets (excluding goodwill)	1	1
Total liabilities	(3)	(3)
Net assets	(2)	(2)

Results of operations
Revenue	2	1
Profit (loss) in the year	—	(1)

Associates carried at fair value through profit and loss

The Group’s associates that are carried at fair value through profit and loss comprise investments in OEICs, unit trusts, funds holding collateralised debt obligations, property unit trusts, and venture capital investments of the PAC with-profits fund managed by PPM Capital, where the Group has significant influence. These investments are incorporated both in the UK and overseas, and some have year ends which are non-coterminous with that of the Group. In these instances, the investments are recorded at fair value at 31 December 2005 based on valuations or pricing information at that specific date. The aggregate fair value of associates carried at fair value through profit and loss where there are published price quotations is approximately £2 billion at 31 December 2005.

The aggregate assets of these associates are approximately £9 billion. Aggregate liabilities, excluding liabilities to unit holders and shareholders for unit trusts and OEICs, are approximately £3 billion. Fund revenues, with revenue arising in unit trusts and OEICs deemed to constitute the investment return for these vehicles, was approximately £2 billion and net profit in the year, excluding unit trusts or OEICs where all investment returns accrue to unit holders or shareholders respectively, was approximately £0.1 billion.

Investments in joint ventures

Joint ventures represent activities over which the Group exercises joint control through contractual agreement with one or more parties. The Group’s significant joint ventures, which are accounted for using proportionate consolidation, comprise various joint ventures relating to property investments where the Group has a 50 per cent interest as well as the following interests:

Investment	% held	Principal activity	Country
ICICI Prudential Life Insurance Company Limited	26	Life assurance	India
BOCI – Prudential Asset Management Limited	36	Pensions	China
Marlborough Stirling Mortgage Services Limited	50	Mortgage processing services	UK
PruHealth	50	Private medical insurance	UK
CITIC Prudential Fund Management Company Limited	33	Fund Management	China
Prudential ICICI Asset Management Company Limited	49	Fund Management	India

CITIC Prudential Fund Management Company Limited and Prudential ICICI Asset Management Company Limited are new joint ventures in 2005. Prudential ICICI Asset Management Company Limited was previously a subsidiary with an ownership interest of 55 per cent. However, in 2005 the Group sold a 6 per cent holding resulting in a new interest of 49 per cent. Hence, the Group now accounts for this investment as a joint venture, as there is a contractual agreement to share control.

The investments noted in the table above have the same accounting year end as the Group, except for Marlborough Stirling Mortgage Services Limited and Prudential ICICI Asset Management Company Limited. Although these two investments have a reporting period of 31 March, 12 months of financial information up to 31 December is recorded. Accordingly, the information is deemed to cover the same period as that of the Group.

The summarised financial data for the Group’s share of investments in joint ventures is as follows:

	2005	2004
	£m	£m
Financial position
Current assets	233	39
Non-current assets	281	288
Total assets	514	327
Current liabilities	(30)	(17)
Non-current liabilities	(272)	(179)
Total liabilities	(302)	(196)
Net equity	212	131

Results of operations
Revenues	156	74
Expenses	(161)	(85)
Net loss	(5)	(11)

The joint ventures have no significant contingent liabilities to which the Group is exposed nor does the Group have any significant contingent liabilities in relation to its interest in the joint ventures.

H9: Assets and liabilities held for sale

Assets and liabilities held for sale comprise investment property and consolidated venture subsidiaries of the PAC with-profits fund.

Investment properties are classified as held for sale when contracts have been exchanged but the sale has not been completed at the period end.

As at 31 December 2005, there were two venture subsidiaries classified as held for sale, Upperpoint Distribution Limited and Taverner Hotel Group Pty Ltd. The disposals of these subsidiaries were completed on 31 January 2006 and 6 February 2006, respectively. There were no venture subsidiaries classified as held for sale at 31 December 2004.

Major classes of assets and liabilities held for sale are as follows:

	2005	2004
	£m	£m
Assets
Goodwill	16	—
Property, plant and equipment	21	—
Other assets	139	—
Investment properties	552	100
Non-current assets held for sale	728	100
Liabilities
Other liabilities	42	—
Borrowings	104	—
Non-current liabilities held for sale	146	—

H10: Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, balances with banks, and certain short-term deposits and debt instruments. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2005	2004
	£m	£m
Cash	2,380	2,799
Cash equivalents	1,206	1,542
Total cash and cash equivalents	3,586	4,341

Cash and cash equivalents held in the parent company and finance subsidiaries are considered to be available for use by the Group. These funds amount to £263 million and £325 million in 2005 and 2004, respectively. The remaining amounts, generally not available for use by the Group, predominantly consist of cash and cash equivalents held for the benefit of policyholders and loans and advances to banks held by Egg.

H11: Shareholders’ equity: share capital, share premium and reserves

The authorised share capital of the Company is £170 million (divided into 3,000,000,000 ordinary shares of 5 pence each and 2,000,000,000 sterling preference shares of 1 pence each) and US$20 million (divided into 2,000,000,000 US dollar preference shares of 1 cent each) and Euros 20 million (divided into 2,000,000,000 Euro preference shares of 1 cent each). None of the preference shares has been issued. A summary of the ordinary shares in issue is set out below:

	2005	2004
	£m	£m
Share capital and share premium
Ordinary share capital: 2,387m (2004: 2,375m)
Shares issued	119	119
Share premium	1,564	1,558
Reserves
Retained earnings	3,236	2,972
Translation reserve	173	(160)
Available-for-sale and hedging reserves	102	0
Total shareholders’ equity	5,194	4,489

Share capital and share premium

	Number of	Share	Share
	ordinary shares	capital	premium
		£m	£m
2004
Issued shares of 5p each fully paid:
At the beginning of the year	2,009,176,830	100	553
Shares issued under Rights Issue, net of expenses	339,011,347	17	1,004
Shares issued under share option schemes	567,121	—	1
Shares issued in lieu of cash dividends	26,637,722	2	116
Transfer to retained earnings in respect of shares issued in lieu of cash dividends			(116)
At end of the year	2,375,393,020	119	1,558

2005
Issued shares of 5p each fully paid:
At the beginning of the year	2,375,393,020	119	1,558
Transition adjustment on adoption of IAS 32, IAS 39 and IFRS 4			2
	2,375,393,020	119	1,560
Shares issued under share option schemes	745,478	—	4
Shares issued in lieu of cash dividends	10,645,768	—	51
Transfer to retained earnings in respect of shares issued in lieu of cash dividends			(51)
At end of the year	2,386,784,266	119	1,564

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs and the nominal value of shares issued is credited to the share premium account.

In October 2004, the Company announced a one for six Rights Issue at 308 pence per new share. The Rights Issue raised £1,044 million and issue expenses were £23 million.

At 31 December 2005, there were options subsisting under Save As You Earn schemes to subscribe for 12,503,956 (2004: 13,254,966) shares at prices ranging from 266 pence to 715 pence (2004: 266 pence to 723 pence) and exercisable by the year 2012 (2011). In addition, there are 4,668,534 (2004: 5,153,308) conditional options outstanding under the RSP exercisable at nil cost in the balance of a 10-year period.

The cost of own shares of £97 million as at 31 December 2005 is deducted from retained earnings.

The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. In 2005, the Company purchased 1.4 million (2004: 1.0 million) shares in respect of employee incentive plans at a cost of £6million (2004: £4 million). At 31 December 2005, 10.7 million (2004: 10.6 million) Prudential plc shares with a market value of £59million (2004: £48 million) were held in such trusts. This was also the maximum number held at any time during the year. Of this total, 5.7 million (2004: 5.4 million) shares were held in trusts under employee incentive plans.

Of the total shares held in trust, 5 million (2004: 5.2 million) shares were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes at a weighted average exercise price of 286 pence (2004: 277 pence).

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Certain of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2005 was 5 million (2004: 5.9 million) and the cost of acquiring these shares of £26 million (2004: £29 million) is included in cost of own shares. The market value of these shares as at 31 December 2005 was £28 million (2004: £27 million).

Reserves

The translation reserve represents cumulative foreign exchange translation differences taken directly to equity in accordance with IFRS, net of related tax. In accordance with IFRS 1, cumulative translation differences are deemed to be zero at 1 January 2004, the date of transition to IFRS.

The hedging reserve at 31 December 2005 consists of the portion of the cash flow hedge that is determined to be an effective hedge, net of related tax. The available-for-sale reserve includes gains or losses arising from changes in fair value of available-for-sale securities, net of related tax. These reserves arise as a result of the application of IAS 39 which the Group has chosen to adopt at 1 January 2005 as permitted by IFRS 1.

H12: Insurance contract liabilities and unallocated surplus of with-profits funds

Movement in year

	Insurance	Unallocated
	contract	surplus of with-
	liabilities	profits funds
	£m	£m
Policyholder liabilities at 31 December 2004 as reported under UK GAAP
Technical provisions in respect of non-linked business (note i)	104,964
Technical provisions for linked liabilities	24,137
Unallocated surplus of with-profits funds reflecting previous UK GAAP basis provisioning		16,686
Total at 31 December 2004 as reported under UK GAAP	129,101	16,686
Effect of changes on implementation of IFRS (note A5)	(39)	(537)
Total at 31 December 2004 under IFRS (excluding IAS 32, IAS 39 and IFRS 4)	129,062	16,149
Transition adjustments on application of IAS 32, IAS 39 and IFRS 4 (note ii and note A6)	(25,480)	(7,807)
At 1 January 2005	103,582	8,342
Income and expense included in the income statement	12,193	3,003
Liabilities acquired on purchase of insurance business (note I6)	837	0
Foreign exchange translation differences	3,824	12
At 31 December 2005	120,436	11,357

Notes

(i) 2004 technical provisions in respect of non-linked business as reported under UK GAAP include £826 million of claims outstanding.

(ii) Transitional adjustments include adoption of FRS 27 and reallocation of £22.7 billion and £9.8 billion to investment contracts with and without discretionary participation features, respectively.

H13: Borrowings

Core structural borrowings of shareholder-financed operations

	2005	2004
	£m	£m
Subordinated debt (excluding Egg)
UK operations:
€500m 5.75% Subordinated Notes 2021	341	351
£435m 6.125% Subordinated Notes 2031	426	426
US$1,000m 6.5% Perpetual Subordinated Capital Securities	554	512
US$250m 6.75% Perpetual Subordinated Capital Securities (note i)	142	126
US$300m 6.5% Perpetual Subordinated Capital Securities (note ii)	169	—
€20m Medium Term Subordinated Notes 2023	14	14
	1,646	1,429

Other core structural borrowings of shareholder-financed operations, other than Egg

UK operations:
US$250m 7.125% Bonds 2005	—	130
£150m 9.375% Guaranteed Bonds 2007	150	150
£250m 5.5% Bonds 2009	249	250
£250m 5.875% Bonds 2029	249	250
£300m 6.875% Bonds 2023	300	300
Commercial paper	—	171
Currency translation net asset on swap transactions	—	(13)

US operations:
US$250m 8.15% Surplus Notes 2027 (note iii)	145	130
	1,093	1,368
Egg
£200m 6.875% Subordinated Notes 2021	202	202
£250m 7.5% Subordinated Notes 2013	250	249
	452	451
Total	3,191	3,248

Notes

(i) This balance represents convertible debt issued in 2004. The debt is exchangeable into preference shares. The proceeds of the issue have been used to pre-finance US$250 million debt maturing in 2005. Conversion of these securities into preference shares is at Prudential’s option.

(ii) This debt is exchangeable into preference shares at Prudential’s option.

(iii) These Surplus Notes are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of the US operations.

(iv) Maturity analysis

The following table sets out the maturity analysis of the Group’s core structural borrowings:

	2005	2004
	£m	£m
Less than 1 year	—	301
1 to 2 years	150	—
2 to 3 years	—	150
3 to 4 years	249	—
4 to 5 years	—	250
Over 5 years	2,792	2,547
Total	3,191	3,248

Operational borrowings attributable to shareholder-financed operations

	2005	2004
	£m	£m
Borrowings in respect of short-term fixed income securities programmes
Commercial paper 2006	1,461	1,057
Medium-term notes 2010	11	9
Currency translation net liability on swap transactions	—	13
	1,472	1,079
Non-recourse borrowings of investment subsidiaries managed by PPM America
Non-recourse borrowings of investment subsidiaries (notes i and iii)	133	183
Non-recourse borrowings of Piedmont and CDO funds (notes ii and iii)	952	972
	1,085	1,155
Borrowings in respect of banking operations (note iv)	3,856	4,159

Other borrowings
Bank loans and overdrafts	11	17
Obligations under finance leases	8	11
	19	28
Total	6,432	6,421

Notes

(i) These borrowings include senior and subordinated debt. The senior debt is secured on the investments held by the relevant subsidiaries. The weighted average interest rates on the senior debt are variable based on a market rate and were 4.48 per cent and 2.38 per cent at 31 December 2005 and 31 December 2004 respectively. The interests of the holders of the subordinated debt issued by these subsidiaries are subordinate to the entitlements of the holders of the senior debt.

(ii) Piedmont is an investment trust investing in certain asset-backed and mortgage-backed securities in the US. These borrowings pertain to debt instruments issued to external parties.

(iii) In all instances the holders of the debt instruments issued by these subsidiaries and other companies and funds do not have recourse beyond the assets of those subsidiaries and funds.

(iv) The borrowings in respect of banking operations comprise deposits by banks of £2,452 million (2004: £2,352 million) and unsubordinated debt securities issued by Egg of £1,404 million (2004: £1,807 million). The deposits by banks mainly relate to securitisation of credit card receivables. See also note G4.

(v) Maturity analysis

The following table sets out the maturity analysis of the Group’s operational borrowings attributable to shareholder-financed operations:

	2005	2004
	£m	£m
Less than 1 year	2,440	1,896
1 to 2 years	1,055	792
2 to 3 years	523	1,056
3 to 4 years	1,013	500
4 to 5 years	449	1,022
Over 5 years	952	1,155
Total	6,432	6,421

Borrowings attributable to with-profits funds

	2005	2004
	£m	£m
Non-recourse borrowings of venture fund investment subsidiaries of the PAC with-profits fund	988	1,167
£100m 8.5% Undated Subordinated Guaranteed Bonds of Scottish Amicable Finance plc (note i)	100	100
Other borrowings (predominantly external funding of consolidated investment vehicles)	810	870
	1,898	2,137

Notes

(i) The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinate to the entitlements of the policyholders of that fund.

(ii) Maturity analysis

The following table sets out the maturity analysis of the Group’s borrowings attributable to with-profits funds:

	2005	2004
	£m	£m
Less than 1 year	39	359
1 to 2 years	74	52
2 to 3 years	40	204
3 to 4 years	62	21
4 to 5 years	133	118
Over 5 years	1,550	1,383
Total	1,898	2,137

H14: Provisions and contingencies

Provisions

	2005	2004
	£m	£m
Provision in respect of defined benefit pension schemes (note I1):
Deficits, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to PAC with-profits fund (ie absorbed by the liability for unallocated surplus)	329	525
Attributable to shareholder-financed operations (ie to shareholders’ equity)	214	175
	543	700
Add back: investments in Prudential insurance policies	253	125
Provision after elimination of investments in Prudential insurance policies and matching
policyholder liability from Group balance sheet	796	825
Other provisions (see below)	176	181
Total provisions	972	1,006

Analysis of other provisions:

	2005	2004
	£m	£m
At 1 January	181	173
Charged to income statement:
Additional provisions	85	163
Unused amounts reversed	(25)	(21)
Used during the year	(63)	(137)
Exchange differences	(2)	3
At 31 December	176	181

Comprising:
Legal provisions	11	13
Restructuring provisions	41	66
Other provisions	124	102
	176	181

Of the other provisions balance, £74 million (2004: £53 million) is expected to be settled within one year. Employer contributions expected to be paid into Group defined benefit pension schemes within one year are shown in note I1.

Legal provisions

The legal provisions of £11 million (2004: £13 million) relate predominantly to JNL. JNL has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. During 2005, an additional provision of £4 million was made, £1 million was reversed, £3 million was paid and there was a £2 million exchange gain. As at 1 January 2004, the provision amounted to £10 million. During 2004, an additional provision of £8 million was made, £1 million was reversed, £3 million was paid and there was a £1 million exchange gain.

Restructuring provisions

Restructuring provisions of £41 million (2004: £66 million) comprise £30 million (2004: £49 million) relating to restructuring activity of UK insurance operations, £10 million (2004: £nil) relating to closure costs in Japan and £1 million (2004: £17 million) relating to Egg.

In February 2001, Prudential announced the restructuring of the direct sales force and customer service channels of its UK insurance operations. In November 2001, Prudential announced further details of changes to the structure of those operations, in particular the intention to pursue a single brand strategy for life and pensions business including the integration of its Scottish Amicable operations under the Prudential brand. The changes also included a simplification of the organisational structure and plans for a significant reduction in operating costs. In September 2002, Prudential announced plans to establish an offshore service centre in India to improve customer contact service levels for its UK insurance operations customers and to achieve further cost savings to those announced in November 2001. The new processing centre opened in May 2003 and was fully operational during 2004. As part of this restructuring, Prudential had planned to make 4,300 employees redundant, of which approximately 4,194 affected had been notified and 4,117 redundancies completed by 31 December 2005. The restructuring is expected to be completed in 2006.

As at 1 January 2004, the provision for these restructurings was £80 million. During 2004, £20 million costs were paid, £12 million was released to the profit and loss account and an additional provision of £1 million was made. During 2005, costs of £9 million were paid, £11 million of costs were released and an additional £1 million was provided. At 31 December 2005, the remaining £30 million all relates to property charges.

In 2004, Egg announced its withdrawal from the French market. £113 million was charged in 2004 to cover the costs of the exit of which £25 million related to redundancy costs and £88 million related to other associated costs up to the completion of the closure. During 2004, £96 million of the provision had been utilised with a further £12 million utilised in 2005 and a £4 million release to the income statement.

In 2005, Japan closed its Financial Advisor distribution channel. A £10 million provision has been set up relating to closure and redundancy costs.

Other provisions

Other provisions of £124 million (2004: £102 million) include provisions of £94 million (2004: £77 million) relating to staff benefit schemes. During 2005, another £27 million was provided and £10 million was paid. In 2004, a provision of £51 million was brought forward, an additional £36 million was provided, £2 million of unused provision was released and £8 million was paid. Other provisions also include £19 million (2004: £17 million) relating to various onerous contracts where, in 2005, an additional £6 million was provided and £4 million was used. In 2004, £5 million was released and £4 million was paid. The remaining provisions of £11 million (2004: £8 million) include VAT provisions.

Contingencies and related obligations

Litigation

In addition to the legal proceedings relating to JNL mentioned above, the Group is involved in other litigation and regulatory issues arising in the ordinary course of business. Whilst the outcome of such matters cannot be predicted with certainty, the directors believe that the ultimate outcome of such litigation will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

Pension mis-selling review

In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, Independent Financial Advisers and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favour of private pension products introduced under the UK Income and Corporation Taxes Act 1988. The UK insurance regulator (previously the Personal Investment Authority, now the FSA), subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension products sold to them. Industry participants are responsible for compensating the persons to whom private pensions were mis-sold. As a result, the FSA required that all UK life insurance companies review their potential cases of pension mis-selling and pay compensation to policyholders where necessary and, as a consequence, record a provision for the estimated costs. The Group met the requirement of the FSA to issue offers to all cases by 30 June 2002.

The table below summarises the change in the pension mis-selling provision for the years ended 31 December 2005 and 2004. The change in the provision is included in benefits and claims in the income statement and the movement in unallocated surplus of with-profits funds has been determined accordingly.

	2005	2004
	£m	£m
Balance at beginning of year	487	530
Change arising from adoption of FRS 27	(109)	—
Changes to actuarial assumptions and method of calculation	(28)	(32)
Discount unwind	14	22
Redress to policyholders	(21)	(26)
Payment of administrative costs	(12)	(7)
Balance at end of year	331	487

The change arising from the adoption of FRS 27 is due to two factors, namely:

(i) Under the FRS 27 basis, which follows the FSA realistic Peak 2 approach, best estimate assumptions apply. Previously a margin for adverse deviation was incorporated; and

(ii) The pension mis-selling provision is the additional amount needed i.e. between the value of the guarantees given to policyholders and the values of the personal pension policies. The latter item is calculated differently under the previous Peak 1 and Peak 2 bases. The Peak 1 calculation is deterministic and excludes provision for terminal bonus. The Peak 2 calculation is stochastic and includes provision for terminal bonus.

The FSA regularly updates the actuarial assumptions to be used in calculating the provision, including interest rates and mortality assumptions. The pension mis-selling provision represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. To the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of discount.

The directors believe that, based on current information, the provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension mis-selling as well as the costs and expenses of the Group’s pension review unit established to identify and settle such cases. Such provision represents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

The costs associated with the pension mis-selling review have been met from the inherited estate. Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders’ pay-out values have been unaffected by pension mis-selling.

In 1998, Prudential stated that deducting mis-selling costs from the inherited estate would not impact its bonus or investment policy and it gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged. The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing.

This review was completed on 30 June 2002. The assurance will continue to apply to any policy in force at 31 December 2003, both for premiums paid before 1 January 2004, and for subsequent regular premiums (including future fixed, RPI or salary related increases and Department of Work and Pensions rebate business). The assurance has not applied to new business since 1 January 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The maximum amount of capital support available under the terms of the assurance will reduce over time as claims are paid on the policies covered by it.

The bonus and investment policy for each type of with-profits policy is the same irrespective of whether or not the assurance applies. Hence removal of the assurance for new business has had no impact on policyholder returns and this is expected to continue for the foreseeable future.

Mortgage endowment products review

In common with several other UK insurance companies, the Group used to sell low-cost endowment products related to repayment of residential mortgages. At sale, the initial sum assured is set at a level such that the projected benefits, including an estimate of the annual bonus receivable over the life of the policy, will equal or exceed the mortgage debt. Because of a decrease in expected future investment returns since these products were sold, the FSA is concerned that the maturity value of some of these products will be less than the mortgage debt. The FSA has worked with insurance companies to devise a program whereby the companies write to customers indicating whether they may have a possible shortfall and outline the actions that the customers can take to prevent this possibility.

The Group is exposed to mortgage endowment products in respect of policies issued by Scottish Amicable Life plc (SAL) and policies issued by Scottish Amicable Life Assurance Society (SALAS) and transferred into SAIF. At 31 December 2005, provisions of £6 million (2004: £7 million) in SAL and £50 million (2004: £47 million) in SAIF were held to cover potential compensation in respect of mortgage endowment product mis-selling claims. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders.

In addition, in the year ended 31 December 2005 Prudential Assurance’s main with-profits fund paid compensation of £24 million (2004: £16 million) in respect of mortgage endowment products mis-selling claims and at 31 December 2005 held a provision of £63 million (2004: £61 million) in respect of further compensation. The movement in this provision has no impact on the Group’s profit before tax.

Guaranteed annuities

Prudential Assurance used to sell guaranteed annuity products in the UK and at 31 December 2005 held a provision of £52 million
(2004: £49 million) within the main with-profits fund to honour guarantees on these products. The Group’s main exposure to guaranteed annuities in the UK is through SAIF and at 31 December 2005 a provision of £619 million (2004: £648 million) was held in SAIF to honour the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund. The movement in this provision has no impact on shareholders.

Other matters

Prudential assurance’s inherited estate

The assets of the main with-profits fund within the long-term fund of Prudential Assurance comprise the amounts that the Company expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the ‘inherited estate’ and has accumulated over many years from various sources.

The inherited estate represents the major part of the working capital of Prudential Assurance’s long-term fund. This enables the Company to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

The Company believes that it would be beneficial if there were greater clarity as to the status of the inherited estate. In due course, and only after discussion with the FSA, the Company may therefore take steps to achieve that clarity, whether through guidance from the
Court or otherwise. In any event the Company expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it has not considered any distribution of the inherited estate to policyholders and shareholders.

Support for long-term business funds by shareholders’ funds

As a proprietary insurance company, the Group is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the ‘unallocated surplus of with-profits funds’, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (the excess assets) in the long-term funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group’s ability to satisfy policyholders’ reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the long-term funds to provide financial support.

In 1997, the business of SALAS, a mutual society, was transferred to Prudential Assurance. In effecting the transfer, a separate sub-fund, SAIF, was established within Prudential Assurance’s long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and the sub-fund is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of SAIF policies. With the exception of certain amounts in respect of the unitised with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF unallocated surplus. Shareholders have no interest in the profits of SAIF but are entitled to the investment management fees paid on this business. With the exception of certain guaranteed annuity products mentioned earlier in this note, and certain products which include a minimum guaranteed rate of accumulation, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the Prudential Assurance long-term fund would be liable to cover any such deficiency. Due to the quality and diversity of the assets in SAIF and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the Prudential Assurance long-term fund or the Group’s shareholders’ funds having to contribute to SAIF is remote.

Guarantees and commitments

Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume, and types of business. The Group estimated its reserve for future guarantee fund assessments for JNL to be £11 million at 31 December 2005 (2004: £10 million). Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

JNL has commitments for future payments related to equity index call options totalling £3 million at 31 December 2005 (2004: £8 million). The commitments were entered into in the normal course of business to hedge obligations associated with the issuance of equity indexlinked immediate and deferred annuities and fall due for payment over the next two years.

At 31 December 2005, JNL has unfunded commitments of £227 million (2004: £157 million) related to its investments in limited partnerships and of £104 million (2004: £101 million) related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

The Group has provided, from time to time, other guarantees and commitments to third parties entered into in the normal course of business but the directors do not consider that the amounts involved are significant.

H15: Other liabilities

	2005	2004
	£m	£m
Creditors arising from direct insurance and reinsurance operations	474	401
Interest payable	61	67
Derivative liabilities	851	73
Other items	383	634
Total	1,769	1,175

I: Other notes

I1: Staff and pension plans

Staff and employment costs

The average number of staff employed by the Group during the year were:

	2005	2004
Business operations:
UK operations	10,708	10,849
US operations	2,588	2,589
Asian operations	9,652	8,277
Venture investment subsidiaries of the PAC with-profits fund	8,713	18,735
Total	31,661	40,450

The costs of employment were:

	2005	2004
	£m	£m
Business operations:
Wages and salaries	799	762
Social security costs	64	62
Other pension costs (see below)	77	63
Pension actuarial (gains) losses (credited) charged to income statement (as shown on page 172)	(155)	46
	(78)	109
Venture investment subsidiaries of the PAC with-profits fund (see below)	206	253
Total	991	1,186

Other pension costs comprises £54 million (2004: £45 million) relating to defined benefit schemes and £23 million (2004: £18 million) relating to defined contribution schemes. Of the defined contribution scheme costs £13 million (2004: £12 million) related to overseas defined contribution schemes.

Of the £206 million (2004: £253 million) costs of employment for venture investment subsidiaries, £169 million (2004: £219 million) relates to wages and salaries, £31 million (2004: £25 million) relates to social security costs and £6 million (2004: £9 million) relates to pension costs.

Pension plans

Defined benefit plans

Background and corporate governance

The Group business operations operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded wholly by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). 90 per cent (2004: 90 per cent) of the liabilities of the Group defined benefit schemes are accounted for within PSPS.

Defined benefit schemes in the UK are generally required to be subject to a full actuarial valuation every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued on 5 April 2002 and this valuation demonstrated the scheme to be 110 per cent funded with an excess of actuarially determined assets over liabilities of 10 per cent representing a fund surplus of £376 million. As a result, no change in employers’ contributions from the current 12.5 per cent of salaries has been required until now.

The PSPS valuation as at 5 April 2005 is currently being finalised and it is expected to show a small deficit, by comparison with scheme liabilities on the actuarial basis. Following discussions with the Trustee, the Company expects that for 2006 and future years the employers’ contributions for ongoing service of current employees will approximately double to some £35 million to £40 million per annum based on current levels of active members of the scheme. In addition, deficit funding amounts designed to eliminate the actuarial deficit over a 10-year period will be made of some £35 million per annum. These amounts compare to current total contributions in 2005 of £19 million.

The discussions with the Scheme Trustee have also led to an altered expectation as to future discretionary increases. Previously, it had been the custom to award discretionary increases by reference to inflation levels. It is now intended that discretionary increase will in most circumstances not exceed 2.5 per cent.

Finally, a revised allocation of the deficit between the PAC with-profits fund and shareholder-backed operations has been applied in 2005. Previously the deficit of the PSPS had been attributed between the PAC with-profits fund and shareholders in the ratio of 80/20. Following extensive analysis of the source of contributions paid into the scheme over the last 10 years the allocation has been revised to 70/30, thus increasing the shareholders’ proportion. The effects of these changes and other movements on the financial positions of the Group’s defined benefits schemes are explained below.

The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G activities. For all three schemes the projected unit method was used for the most recent full actuarial valuations. There is also a small defined benefit scheme in Taiwan.

The rules of the Group’s largest pension arrangement, the defined benefit section of PSPS, a final salary scheme, specify that, in exercising its investment powers, the Trustee’s objective is to achieve the best overall investment return consistent with the security of the assets of the scheme. In doing this, regard is had to the nature and duration of the scheme’s liabilities. The Trustee sets the benchmark for the asset mix, following analysis of the liabilities by the Scheme’s Actuary and, having taken advice from the Investment Managers, then selects benchmark indices for each asset type in order to measure investment performance against a benchmark return.

The Trustee reviews strategy, the asset mix benchmark and the Investment Managers’ objectives every three years, to coincide with the Actuarial Valuation, or earlier if the Scheme Actuary recommends. Interim reviews are conducted annually based on changing economic circumstances and financial market levels.

The Trustee sets the general investment policy and specifies any restrictions on types of investment and the degrees of divergence permitted from the benchmark, but delegates the responsibility for selection and realisation of specific investments to the Investment Managers. In carrying out this responsibility, the Investment Managers are required by the Pensions Act 1995 to have regard to the need for diversification and suitability of investments. Subject to a number of restrictions contained within the relevant investment management agreements, the Investment Managers are authorised to invest in any class of investment asset. However, the Investment Managers will not invest in any new class of investment asset without prior consultation with the Trustee.

The Trustee consults the Principal Employer, the Prudential Assurance Company, on these investment principles, but the ultimate responsibility for the investment of the assets of the scheme lies with the Trustee.

The investment policies and strategies for the other two UK defined benefit schemes, the M&G Group Pension Scheme and the Scottish Amicable Staff Pension Scheme, which are both final salary schemes, follow similar principles, but have different target allocations, reflecting the particular requirements of the schemes.

Assumptions

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality, which is broadly in line with that adopted for the 92 series of mortality tables prepared by the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries.

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2005	2004
	%	%
Discount rate	4.8	5.3
Rate of increase in salaries	4.8	4.8
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	2.8	2.8
Guaranteed (maximum 2.5%)*	2.5	2.8
Discretionary*	2.5	2.8
Expected returns on plan assets	6.1	6.8

*The rates of 2.5 per cent shown are those for PSPS. Assumed rates of increase of pensions in payment for inflation for all other schemes remains at 2.8 per cent in 2005.

The change of assumption for discretionary increases follows discussion with the PSPS trustee. For the purpose of future discretionary awards, it is assumed that a cap of a 2.5 per cent rate of increase will apply rather than, as previously applied, the assumed long-term inflation rate.

Using external actuarial advice provided by Watson Wyatt Partners for the valuation of PSPS and by Aon Limited for the M&G scheme, and internal advice for the Scottish Amicable scheme, the most recent full valuations have been updated to 31 December 2005, applying the principles prescribed by IAS 19.

Summary financial position

The Group liability in respect of defined benefit pension schemes is as follows:

	2005	2004
	£m	£m
Economic position:
Deficits, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to the PAC with-profits fund (ie absorbed by the liability for unallocated surplus)	(329)	(525)
Attributable to shareholder-financed operations (ie to shareholders’ equity)	(214)	(175)
Economic deficit	(543)	(700)
Add back: investments in Prudential insurance policies (eliminated on consolidation against insurance liabilities)	(253)	(125)
Provision included in balance sheet under IAS 19	(796)	(825)

The following disclosures explain the economic position and IAS 19 basis of accounting after eliminating investment in Prudential insurance policies on consolidation.

Group economic financial position

In assessing the underlying economic position of the Group in respect of the defined benefit pension schemes, two factors need to be taken into account. These are:

(i) The deficits on the PSPS and Scottish Amicable schemes are partially attributable to the PAC with-profits fund; and

(ii) The IAS 19 basis assets of the PSPS and M&G schemes, as consolidated into the Group balance sheet, exclude investments in Prudential insurance policies.

The M&G pension scheme has invested £147 million at 31 December 2005 (2004: £125 million) in Prudential insurance policies. Additionally, the PSPS scheme has invested £106 million at 31 December 2005 (2004: £nil) in Prudential insurance policies. As required by IFRS, this amount of pension asset is eliminated against the policyholder liability and hence, for the purposes of preparing the consolidated balance sheet, the net pension liability is £253 million (2004: £125 million) greater than the ‘economic basis’ deficit of £543 million (2004: £700 million).

On the ‘economic basis’, after including investments in Prudential insurance policies as scheme assets, the assets of the schemes at

31 December were:

	2005	2004
	£m	£m
Equities	2,543	2,566
Bonds	1,663	1,055
Properties	590	533
Other	79	63
Total value of assets	4,875	4,217

The present value of the liabilities of the four schemes at 31 December 2005 was £5,418 million (2004: £4,917 million). The resulting scheme deficits arising from the excess of liabilities over assets at 31 December 2005 comprised £329 million (2004: £525 million) attributable to the PAC with-profits fund and £214 million (2004: £175 million) attributable to shareholder operations.

The movements in the deficit on the ‘economic basis’ between scheme assets and liabilities were:

	2005	2004
	£m	£m
Current service cost	(65)	(69)
Contributions	29	30
Other finance income	22	32
Actuarial gains (losses)	171	(43)
Net decrease (increase)	157	(50)

Estimated pension scheme liability attributable to shareholder operations

Movements on the pension scheme deficits (determined on the ‘economic basis’), to the extent attributable to shareholder operations are as follows:

		Charge to	Actuarial and other
		operating	gains and losses
		results	Actuarial	Charge for
		(based on	gains (losses)	revised
		longer-term	attributable	estimate of	Contributions
		investment	to	PSPS deficit	paid by
	At beginning	returns)	shareholders	allocation	shareholder	At end
	of year	(note i)	(note ii)	(note ii)	operations	of year
	£m	£m	£m	£m	£m	£m
2005
Gross of tax deficit	(175)	(21)	32	(63)	13	(214)
Related deferred tax	49	6	(9)	19	(4)	61
Net of tax deficit	(126)	(15)	23	(44)	9	(153)

2004
Gross of tax deficit	(163)	(16)	(7)	—	11	(175)
Related deferred tax	45	4	3	—	(3)	49
Net of tax deficit	(118)	(12)	(4)	—	8	(126

Notes

(i) Charge to operating results (based on longer-term investment returns)

This comprises:

	2005	2004
	£m	£m
Current service cost	(65)	(69)
Finance income (expense):
Interest on pension scheme liabilities	(257)	(245)
Expected return on pension scheme assets	279	277
	22	32
Total charge net of finance income	(43)	(37)
Less: amount attributable to PAC with-profits fund	22	21
Charge to operating results, based on longer-term investment returns, attributable to shareholders	(21)	(16)

(ii) Actuarial and other gains and losses

This comprises:

	2005	2004
	£m	£m
Actual less expected return on pension scheme assets	544	115
Experience gains (losses) on scheme liabilities	1	(17)
Changes in assumptions underlying the present value of scheme liabilities	(374)	(141)
Total actuarial and other gains (losses)	171	(43)
Less: amount attributable to PAC with-profits fund	(139)	36
Actuarial gains (losses) attributable to shareholders	32	(7)
Add: additional loss on change of estimate of allocation of opening deficit between shareholder operations and the PAC with-profits fund	(63)	—
Charge for actuarial and other gains and losses attributable to shareholders, excluded from operating results based on longer-term investment returns, but included in profit before tax attributable to shareholders	(31)	(7)

Since shareholder profits in respect of the PAC with-profits funds are a function of the actuarially determined surplus for distribution, the overall income statement result is not directly affected by the level of pension cost or other expenses attributable to the fund.

Amounts attributed to the PAC with-profits funds for 2005 reflect the current estimate of 70 per cent for the PSPS scheme and 50 per cent for the Scottish Amicable scheme. For 2004, the amounts attributed reflect the then current estimates of 80 per cent and 50 per cent, respectively. The additional pre-tax loss to shareholder operations of £63 million reflects the changed estimate of the life fund share for the PSPS scheme.

Included within the charge for 2005 of £374 million for changes in assumptions is a credit for past service costs of £115 million for a reduction in the assumed level of discretionary increase for future pensions in payment for PSPS.

Estimated pension scheme deficits attributable to PAC with-profits fund

Movements on the pension scheme deficits (determined on the ‘economic basis’ under which PSPS scheme assets include investments in Prudential insurance policies) are as follows:

			Actuarial and other gains and losses
				Credit for
		Service		revised
		cost less	Actuarial	estimate of
		net finance	gains	PSPS deficit	Contributions
		income	(losses)	allocation	paid by PAC
	At beginning	(note i	(note ii	(note ii	with-profits	At end
	of year	above)	above)	above)	fund	of year
	£m	£m	£m	£m	£m	£m
2005
Gross of tax deficit	(525)	(22)	139	63	16	(329)
Related deferred tax	53	2	(14)	(6)	(2)	33
Net of tax deficit	(472)	(20)	125	57	14	(296)

2004
Gross of tax deficit	(487)	(21)	(36)	—	19	(525)
Related deferred tax	49	2	4	—	(2)	53
Net of tax deficit	(438)	(19)	(32)	—	17	(472)

The charges and credits for service cost, net finance income, and actuarial and other gains and losses are included within the income statement but taken account of in determining the charge in the income statement for the transfer to the liability for unallocated surplus of with-profits funds.

Reconciliation to IAS 19 basis financial position

The change in the present value of the benefit obligation and the change in fair value of the assets for the total of the PSPS, Scottish

Amicable, M&G and Taiwan schemes over the period were as follows:

				IAS 19 basis:
				change in
	IAS 19 basis:	Investments		present	Economic
	change in	in Prudential	Economic	value	basis:
	fair value of	insurance	basis:	of benefit	net
	plan assets	policies	total assets	obligation	obligation
	£m	£m	£m	£m	£m
2005
Fair value of plan assets, beginning of year	4,092	125	4,217		4,217
Present value of benefit obligation, beginning of year				(4,917)	(4,917)
	4,092	125	4,217	(4,917)	(700)
Less: PSPS scheme plan assets used to acquire Prudential insurance policy	(99)	99	0		0
Service cost – current charge only				(65)	(65)
Interest cost				(257)	(257)
Expected return on plan assets	268	11	279		279
Employee contributions	0	1	1	(1)	0
Employer contributions	25	4	29		29
Actuarial and other gains*	528	16	544	(373)	171
Benefit payments	(192)	(3)	(195)	195	0
Fair value of plan assets, end of year	4,622	253	4,875
Present value of benefit obligation, end of year				(5,418)
Economic basis deficit					(543)

*Including £115 million credit for past service costs as described above.

				IAS 19 basis:
				change in
	IAS 19 basis:	Investments		present	Economic
	change in	in Prudential	Economic	value	basis:
	fair value of	insurance	basis:	of benefit	net
2004	plan assets	policies	total assets	obligation	obligation
	£m	£m	£m	£m	£m
Fair value of plan assets, beginning of year	3,986		3,986		3,986
Present value of benefit obligation, beginning of year				(4,636)	(4,636)
	3,986	0	3,986	(4,636)	(650)
Less: M&G scheme plan assets used to acquire Prudential insurance policy*	(112)	112	0		0
Service cost				(69)	(69)
Interest cost				(245)	(245)
Expected return on plan assets	269	8	277		277
Employee contributions	0	1	1	(1)	0
Employer contributions	26	4	30		30
Actuarial gains (losses)	112	3	115	(158)	(43)
Benefit payments	(189)	(3)	(192)	192	0
Fair value of plan assets, end of year	4,092	125	4,217
Present value of benefit obligation, end of year				(4,917)
Economic basis deficit					(700)

*The M&G pension scheme assets are wholly invested in Prudential insurance policies. For IFRS accounting purposes, the M&G scheme is in effect unfunded.

Group IAS 19 basis financial position

The IAS 19 basis net pensions deficit can be summarised as follows:

	2005	2004
	£m	£m
Fair value of plan assets, end of year	4,622	4,092
Present value of funded benefit obligation	(5,228)	(4,777)
Funded status	(606)	(685)
Present value of unfunded obligations (M&G scheme)*	(190)	(140)
Provision recognised in the balance sheet	(796)	(825)

*The M&G pension scheme assets are invested in Prudential insurance policies. For IFRS accounting purposes, the M&G scheme is in effect unfunded. Please see above for more details.

	2005	2004
	£m	£m
Components of net periodic pension cost
Current service cost	(65)	(69)
Interest cost	(257)	(245)
Expected return on assets – economic basis	279	277
Less: expected return on investments of scheme assets in Prudential insurance policies	(11)	(8)
Expected return on assets – IAS 19 basis	268	269
Actuarial gains (losses) – economic basis	171	(43)
Less: actuarial gains on investments of scheme assets in Prudential insurance policies	(16)	(3)
Actuarial gains (losses) – IAS 19 basis	155	(46)
Net periodic pension credit (cost) (included within acquisition and other operating expenditure in the income statement)	101	(91)

The long-term expected rate of return has been taken to be the weighted average (by market value) of the long-term expected rates of return on each major asset class shown below:

	2005	2005	2004	2004
	£m	%	£m	%
Plan assets (IAS 19 basis)
Equity	2,376	51	2,516	61
Bonds	1,593	35	993	24
Real estate	575	12	520	13
Cash	78	2	63	2
Total	4,622	100	4,092	100

	2005	2004
	%	%
Long-term expected rate of return
Equity	7.1	7.5
Bonds	4.5	5.0
Real estate	6.4	6.8
Cash	4.5	4.75
Weighted average long-term expected rate of return	6.1	6.75

The actual return on plan assets was £796 million (2004: £381 million) on an IAS 19 basis.

None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group.

	2005	2004
	£m	£m
Fair value of plan assets, end of year (IAS 19 basis)	4,622	4,092
Present value of the benefit obligation, end of year	(5,418)	(4,917)
Plan assets in deficit of benefit obligation	(796)	(825)

Experience adjustments on plan liabilities	1	(17)
Percentage of plan liabilities at 31 December	(0.02)%	0.35%
Experience adjustments on plan assets (IAS 19 basis)	528	112
Percentage of plan assets at 31 December	11.42%	2.74%

Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending 31 December 2006 amounts to £85 million (2004: £31 million).

Other pension plans

The Group operates various defined contribution pension schemes including schemes in JNL, Egg and Asia. As noted earlier, the cost of the Group’s contributions to these schemes in 2005 was £23 million (2004: £18 million).

I2: Share-based payments

(a) Relating to Prudential plc shares

The Group maintains eight main share award and share option plans relating to Prudential plc shares, which are described below.

The Restricted Share Plan (RSP) is the Group’s long-term incentive plan for executive directors and other senior executives designed to provide rewards linked to the returns to shareholders. Each year participants are granted a conditional option to receive a number of shares. There is a deferment period, currently three years, at the end of which the award vests to an extent that depends on the performance of the Group’s shares including notional reinvested dividends and on the Group’s underlying financial performance. After vesting, the award may then be exercised at zero cost at any time, subject to closed period rules, in the balance of a 10-year period. Shares are purchased in the open market by a trust for the benefit of qualifying employees. Currently, the trust holds at least the maximum number of shares conditionally awarded and not yet forfeited or exercised. The RSP replaced the Executive Share Option Scheme in 1995 and all options under this prior plan had been exercised at 31 December 2005.

No rights are granted if the Company’s total shareholder return (TSR) performance as ranked against the comparator group is below 50th percentile. For performance at 50th percentile, an award of 25 per cent of the maximum award is made. The maximum grant is made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made is calculated on a straight-line sliding scale. This performance measure was chosen when the RSP was introduced as it reflected a combination of market practice, an assessment of Prudential’s main competitors and the focus of UK investors at that time. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

The Savings-Related Share Option Scheme is designed to foster share ownership among UK and certain non-UK employees. Permanent employees are eligible for this plan if they have been employed by the Group for the previous six months. At the outset, participants choose an option period (three, five or seven years, or a combination of these periods) and the amount of monthly contributions to be made from their earnings during the option period, which determines the number of options granted. The option price is fixed at the start and is based on a discount of 20 per cent to the market price. Participants may exercise their options within six months of the end of the option period. If options are not exercised, participants are entitled to receive a refund of their cash contributions plus interest.

The Prudential International Savings-Related Share Option Scheme operates on a similar basis to the UK Savings-Related Share Option Scheme, for employees in Hong Kong, Malaysia, Singapore, Taiwan, India and Korea.

The International Savings-Related Share Option Scheme for Non-Employees also operates on a similar basis to the UK Savings-Related Share Option Scheme, for agents in Hong Kong.

No options may be granted under the three savings-related schemes described above if such grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and other share option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company’s issued ordinary share capital at the proposed date of grant.

The Prudential UK Share Incentive Plan (SIP) is also designed to foster share ownership amongst staff in designated UK businesses. It enables employees to buy shares on a tax efficient basis. For every four partnership shares bought, an additional matching share is granted, purchased in the open market. Participants have voting rights and are entitled to dividend payments which are reinvested in the SIP. Partnership shares may be withdrawn from the scheme at any time while matching shares may only be withdrawn five years after their award date.

JNL operates a performance-related share award which, subject to the prior approval of the Jackson National Life Remuneration Committee, may grant share awards to eligible employees in the form of a contingent right to receive shares or a conditional allocation of shares. These share awards have vesting periods of four years and are at nil cost to the employee. The employee does not have any beneficial ownership of the shares and, accordingly, does not have any right to dividends or voting rights attaching to the shares. Only issued shares purchased from the open market are used for the performance share award and there is no limit on the value of shares which may be granted to a participant in any year or over the life of the plan, which is usually no longer than 10 years.

The Annual Incentive Plan is designed so that a portion of any overall award may be made in the form of a deferred share award. A deferred share award is awarded to board members in respect of any overall annual incentive award above 50 per cent of salary, and will represent the element of the bonus above 50 per cent of salary. The award is restricted for three years before it can be released, subject to close periods, to the participant who must not be under a period of notice at the time and must still be in employment of Prudential. The shares are held in the employee share trust and, shares equivalent to dividends otherwise payable will accumulate up to the release date.

The Share Participation Plan was designed to encourage share ownership amongst senior executives and to provide rewards based upon various performance factors of the Group. Each year, participants were offered the choice of a cash award, a matching share award if cash or shares to the value of the cash award were lodged, or a combination of 50 per cent of each. Share awards vested after five years for executive directors of Prudential plc and three years (formerly five years) for all other eligible employees and were transferred to the participants at no additional cost. Ordinary shares for share awards were purchased in the open market by a trust, which held them during the vesting period for the benefit of qualifying employees. At 31 December 2005, all outstanding shares in this plan have been paid for by employees and are registered in the names of the participants. No new shares have been granted in this scheme since 1999.

In addition, there are other share awards which include the 1,000 Day Long Term Incentive Plan (LTIP) and other arrangements.

The 1,000 Day LTIP plan is a UK insurance operations performance-based plan in which the UK Remuneration Committee may, at any time up to 5 October 2005, select employees at its absolute discretion, for participation in the plan. The performance period was 1,000 days and, based on the final performance level being at, or above, the threshold level, the committee shall grant participants 10 per cent of the allocated award in 2005, 20 per cent in 2006 and the remaining 70 per cent in 2007. There are no beneficial interests, or any rights to dividends until such time as the awards are released, at nil cost, to participants.

The other arrangements relate to various awards that have been made without performance conditions to individual employees, typically in order to secure their appointment or ensure retention.

Movements in share options outstanding under the Group’s share-based compensation plans relating to Prudential plc shares during 2005 and 2004 were as follows:

	2005		2004
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
Options outstanding (including conditional options)	options	price	options	price
	(millions)	£	(millions)	£
Beginning of year:	18.4	2.21	18.4	2.76
Granted	3.7	1.83	4.1	1.37
Exercised	(1.1)	2.78	(0.9)	3.19
Forfeited	(1.9)	0.81	(1.9)	3.52
Expired	(1.9)	2.21	(2.6)	3.37
Adjustment in respect of Rights Issue	—	—	1.3	2.93
End of year	17.2	2.23	18.4	2.21
Options immediately exercisable, end of year	0.4	3.30	0.5	3.19

The weighted average share price of Prudential plc for the year ended 31 December 2005 was £5.01 compared to £4.51 for the year ended 31 December 2004.

Movements in share awards outstanding under the Group’s share-based compensation plans relating to Prudential plc shares at 31 December 2005 and 2004 were as follows:

	2005	2004
	Number of	Number of
Awards outstanding	awards	awards
	(millions)	(millions)
Beginning of year:	2.4	1.4
Granted	2.8	1.2
Exercised	(0.1)	(0.1)
Forfeited	(0.1)	(0.2)
Expired	(0.1)	—
Adjustment in respect of Rights Issue	—	0.1
End of year	4.9	2.4

The following table provides a summary of the range of exercise prices for Prudential plc options (including conditional options) outstanding at 31 December 2005.

	Outstanding			Exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Range of exercise prices	outstanding	life	prices	exercisable	prices
	(millions)	(years)	£	(millions)	£
Between £0 and £1	4.7	8.3	—	—	—
Between £1 and £2	—	—	—	—	—
Between £2 and £3	8.0	1.3	2.66	—	—
Between £3 and £4	3.5	2.1	3.53	0.4	3.29
Between £4 and £5	0.8	3.0	4.07	—	—
Between £5 and £6	0.2	0.7	5.63	0.0	5.39
Between £6 and £7	0.0	0.4	6.56	0.0	6.66
Between £7 and £8	0.0	1.1	7.15	0.0	7.15
	17.2	3.5	2.23	0.4	3.30

The following table provides a summary of the range of exercise prices for Prudential plc options (including conditional options)

outstanding at 31 December 2004.

	Outstanding			Exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Range of exercise prices	outstanding	life	prices	exercisable	prices
	(millions)	(years)	£	(millions)	£
Between £0 and £1	5.1	8.4	0.00	0.2	0.00
Between £1 and £2	—	—	—	—	—
Between £2 and £3	8.5	2.3	2.66	0.0	3.00
Between £3 and £4	3.9	2.4	3.41	—	—
Between £4 and £5	0.2	0.0	4.19	0.2	4.19
Between £5 and £6	0.5	1.3	5.51	0.0	5.87
Between £6 and £7	0.1	0.6	6.66	0.1	6.58
Between £7 and £8	0.1	0.9	7.23	0.0	7.68
Between £8 and £9	—	—	—	—	—
Between £9 and £10	0.0	3.7	9.46	0.0	9.46
	18.4	4.0	2.21	0.5	3.19

The weighted average fair values of Prudential plc options and awards granted during the period are as follows:

2005 Weighted average fair value			2004 Weighted average fair value
	Other			Other
RSP	options	Awards	RSP	options	Awards
£	£	£	£	£	£
2.96	1.82	4.59	3.86	1.57	3.37

The fair value amounts relating to RSP options and other options above were determined using the Black-Scholes and the Monte Carlo option-pricing models using the following assumptions:

	2005		2004
		Other		Other
	RSP	options	RSP	options
Dividend yield (%)	3.19	3.19	3.82	3.82
Expected volatility (%)	42.93	40.38	47.23	43.74
Risk-free interest rate (%)	4.65	4.41	4.68	4.73
Expected option life (years)	3.00	3.62	3.00	3.78
Weighted average exercise price (£)	—	3.97	—	3.62
Weighted average share price (£)	5.01	5.12	4.53	4.48

Under IFRS, compensation costs for all share-based compensation plans are determined using the Black-Scholes model and the Monte Carlo model. Share options and awards are valued using the share price at the date of grant. The compensation costs for all awards and options are recognised in net income over the plans’ respective vesting periods. The Group uses the Black-Scholes model to value all options other than the RSP. For the RSP (nil cost option), the Group uses a Monte Carlo model in order to allow for the impact of the TSR performance conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

The expected volatility is measured at the standard deviation of expected share price returns based on statistical analysis of daily share prices over a period up to the grant date equal to the expected life of options. Risk-free interest rates are UK gilt rates with projections for three, five and seven year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over the year of grant and expected dividends are not incorporated into the measurement of fair value. Additionally, for the RSP, volatility and correlation of the comparator group with the Group are required. These assumptions are based on the TSR of the comparators over a period up to the grant date equal to the performance period. For grants in 2005, an average comparator volatility of 31 per cent and an average correllation of comparators of 33 per cent were used.

When options are granted or awards made to employees, an estimate is made of what percentage is more than likely to vest, be forfeited, lapse or cancelled based on historical information. Based on these estimates, compensation expense to be accrued at that date is calculated and amortised over the vesting period. For early exercises of options or release of awards due to redundancy, death or resignation, the compensation expense is immediately recognised and for forfeitures due to employees leaving the Group, any previously recognised expense is reversed. However, if an employee loses their award because of the Group’s failure to meet the performance criteria, previously recognised expense is not reversed.

During the year, the Group granted share options to certain non-employee independent financial advisors. Those options were measured using the Black-Scholes option pricing model with assumptions consistent with those of other share options. These transactions were measured using an option model because the Group does not receive a separate and measurable benefit from those non-employees in exchange for the options granted. As such, the fair value of the options themselves is more readily determinable than the services received in return.

(b) Relating to Egg plc shares

In 2005 and 2004, the Group maintained three main share award and share option plans relating to Egg plc shares, which are described below. As a result of the offer by Prudential to acquire the minority shareholding in Egg (note I8), executive share options are exercisable for six months from 19 December 2005, although this period may be shortened should Prudential become entitled to make a compulsory acquisition of the remaining Egg shares. Also as a result of the offer, awards under the RSP were assessed against the performance conditions. None of the awards met the performance conditions and they have therefore lapsed in February 2006 following consideration of the performance measurement results by the Remuneration Committee.

Egg made awards of shares at no cost to eligible employees selected by the Remuneration Committee under the plan. All Egg’s directors and employees, including employees of its subsidiaries, were eligible to participate, subject to the discretion of the Remuneration Committee. It was, however, intended that participation would, in practice, be restricted to selected individuals in key positions. Employees within two years of their anticipated retirement date were not eligible to participate, except in circumstances which the Remuneration Committee considered to be exceptional.

Egg established a discretionary employee benefit trust, the Egg Employee Trust, by a trust deed dated 26 April 2000 between Egg and Mourant & Co. Trustees Limited. At 31 December 2005, the trust held 3.4 million ordinary shares (2004: 3.4 million), with a market value of £4.2 million (2004: £3.4 million) which are intended to be used principally for delivery of shares under the employee incentive plans and a nominal value of £1.7 million (2004: £1.7 million). All of the remaining 3.4 million shares held by the trust were purchased on the open market at a cost of £4.5 million.

Egg made the vesting of awards subject to the satisfaction of performance conditions from January 2004 onwards. Previously the awards have been conditional on service completed. The arrangements for the distribution to employees of shares held in trust and for entitlement to dividend depend on the particulars of each award. Shares held in trust are conditionally gifted to employees. The costs of share awards are charged to the income statement evenly over the period of service for which awards are made for schemes granted after 7 November 2002.

Egg also operated a sharesave scheme, which was an Inland Revenue approved all-employee Save as You Earn scheme. Under this scheme, employees entered into either three or five year contracts, at the end of which time they will be entitled to exercise their options and purchase shares at an exercise price fixed at a 20 per cent discount to the share price at the date of grant. Employees have six months after the contract matures in which to exercise the options. These options will continue in force until their normal maturity dates.

Prior to the implementation of the RSP schemes, Egg granted options to employees under Inland Revenue approved and unapproved share option schemes.

Analysis of the movements in the number of shares and weighted average exercise price (with the exception of the Egg RSP where the exercise price is £nil) of options are set out below:

Egg RSP awards made prior to 7 November 2002.

	Number
	(millions)
	2005	2004
Outstanding at beginning of year	0.8	3.9
Forfeited	(0.7)	(0.1)
Exercised	(0.1)	(3.0)
Outstanding and exercisable at the end of year	0.0	0.8

Egg RSP awards made after 7 November 2002.

	Number
	(millions)
	2005	2004
Outstanding at beginning of year	6.2	3.7
Granted	1.7	3.1
Forfeited	(1.5)	—
Exercised	(0.3)	—
Expired	—	(0.6)
Outstanding and exercisable at the end of year	6.1	6.2

Egg sharesave scheme awards made prior to 7 November 2002.

	3 Year Employee Sharesave Scheme				5 Year Employee Sharesave Scheme
	Number		Weighted average		Number		Weighted average
	(millions)		exercise price £		(millions)		exercise price £
	2005	2004	2005	2004	2005	2004	2005	2004
Outstanding at beginning of year	0.7	1.5	1.16	1.19	0.4	0.7	1.20	1.19
Forfeited	(0.2)	(0.7)	1.20	1.22	(0.1)	(0.3)	1.19	1.18
Exercised	(0.0)	(0.1)	1.15	1.21	—	(0.0)	—	1.23
Outstanding and exercisable at the end of year	0.5	0.7	1.15	1.16	0.3	0.4	1.20	1.20

Egg sharesave scheme awards made after 7 November 2002.

	3 Year Employee Sharesave Scheme				5 Year Employee Sharesave Scheme
	Number		Weighted average		Number		Weighted average
	(millions)		exercise price £		(millions)		exercise price £
	2005	2004	2005	2004	2005	2004	2005	2004
Outstanding at beginning of year	3.0	0.8	0.85	1.17	1.0	0.2	0.84	1.17
Granted	0.9	2.6	0.86	0.80	0.1	0.9	0.86	0.80
Forfeited	(0.7)	(0.4)	0.87	1.10	(0.2)	(0.1)	0.88	1.11
Exercised	(0.0)	(0.0)	0.80	1.17	—	—	—	—
Outstanding and exercisable at the end of year	3.2	3.0	0.86	0.85	0.9	1.0	0.83	0.84

Egg share option scheme awards made prior to 7 November 2002.

	Number		Weighted average
	(millions)		exercise price £
	2005	2004	2005	2004
Outstanding at beginning of year	11.5	16.7	1.42	1.42
Forfeited	(2.2)	(1.4)	1.43	1.46
Exercised	—	(3.8)	—	1.40
Outstanding and exercisable at the end of year	9.3	11.5	1.42	1.42

The weighted average share price of Egg plc during the year ended 31 December 2005 was 106 pence compared to 134 pence for the year ended 31 December 2004.

The exercise prices and the weighted average remaining contractual life of the number of options outstanding at the year end are as follows:

	2005			2004
			Weighted			Weighted
			average			average
		Number	remaining		Number	remaining
	Exercise	of options	contractual	Exercise	of options	contractual
	price £	(millions)	life (years)	price £	(millions)	life (years)
Restricted share plan
Pre 2003 grant	—	—	—	—	0.8	0.3
2003 grant	—	2.8	0.2	—	3.1	1.2
2004 grant	—	2.0	1.6	—	3.1	2.5
2005 grant	—	1.2	2.2	—	—	—

3 Year Sharesave Scheme
2001 grant	1.30	—	—	1.30	0.1	—
2002 grant	1.15	0.4	—	1.15	0.6	0.9
2003 grant	1.17	0.3	0.9	1.17	0.5	1.9
2004 grant	0.80	1.9	1.9	0.80	2.5	2.9
2005 grant	0.86	0.9	2.9	—	—	—

5 Year Sharesave Scheme
2001 grant	1.30	0.1	0.9	1.30	0.1	1.9
2002 grant	1.15	0.2	1.9	1.15	0.2	2.9
2003 grant	1.17	0.1	2.9	1.17	0.1	3.9
2004 grant	0.80	0.7	3.9	0.80	0.9	4.9
2005 grant	0.86	0.2	4.9	—	—	—

Share option schemes
Pre 2003 grant	1.42	9.3	—	1.42	11.5	0.4

The fair value of the Egg RSP scheme at the date of grant was calculated using a Present Economic Value (binomial) model. The fair values of the sharesave schemes at the date of grant were determined using a Black-Scholes model.

The significant assumptions and inputs used to estimate the fair value of the options granted in 2005 are as follows:

	2005			2004
		3 Year	5 Year		3 Year	5 Year
	RSP	Sharesave	Sharesave	RSP	Sharesave	Sharesave
Share price (£)	1.09	1.03	1.03	1.01	0.94	0.94
Exercise price (£)	—	0.86	0.86	—	0.80	0.80
Risk-free interest rate (%) (note i)	—	4.14	4.15	—	4.70	4.76
Expected life (years)	3	3	5	3	3	5
Expected volatility (%) (note ii)	40	40	40	40	40	40
Dividend yield (%)	—	—	—	—	—	—
Share price volatility of comparator group (%) (note iii)	20	—	—	20	—	—
Fair value of option (£)	1.91	0.41	0.50	1.90	0.37	0.45

Notes

(i) The risk-free interest rate reflects yields available on government bonds of similar terms at the date of grant.

(ii) The expected volatility input is estimated based on Egg’s own historical volatility and the historical volatility of businesses in the banking sector.

(iii) Analysis of the share price volatility of the FTSE 100 has been used as a reasonable proxy for the share price volatility of the comparator group of the RSP, this comparator group being the constituents of the FTSE 350 index.

(c) Total share-based payment expense

Total expense recognised in the year in the consolidated financial statements related to share-based compensation is as follows:

	2005	2004
	£m	£m
Share-based compensation expense	19	13
Amount accounted for as equity-settled	15	10
Carrying value at 31 December of liabilities arising from share-based payment transactions	10	3
Intrinsic value of above liabilities for which rights had vested at 31 December	1	—

I3: Key management remuneration

Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

Total key management remuneration amounts to £13,688,000 (2004: £11,274,000). This comprises salaries and short-term benefits of £8,087,000 (2004: £7,639,000), post-employment benefits of £1,032,000 (2004: £1,058,000), termination benefits of £1,600,000 (2004: £nil) and share-based payments of £2,969,000 (2004: £2,577,000).

Post-employment benefits comprise the change in the transfer value of the accrued benefit relating to directors’ defined benefit pension schemes in the year and the total contributions made to directors’ other pension arrangements.

The share-based payments charge is the sum of £1,842,000 (2004: £1,815,000), which is determined in accordance with IFRS 2, ‘Share-Based Payments’ (see note I 2) and £1,127,000 (2004: £762,000) of deferred share awards.

Total key management remuneration includes total directors’ emoluments of £9,214,000 as shown in the remuneration report on pages 46 to 57, and additional amounts in respect of pensions, share-based payments and termination benefits. Further information on directors’ remuneration is given in the remuneration report.

I4: Fees payable to auditors

	2005	2004
	£m	£m
Audit services:
Statutory audit fees	4.2	4.0
Interim financial statements	0.7	0.4
US GAAP reporting	0.8	0.8
Regulatory reporting	0.7	0.5
EEV and achieved profits basis audit	0.4	0.1
Total audit services	6.8	5.8

Further assurance services associated with:
Implementation of Sarbanes-Oxley requirements	2.2	1.8
Implementation of accounting and regulatory requirements	1.4	0.4
Prospectuses for equity and debt issues	0.6	0.5
Comfort and attestation letters	0.6	0.2
Tax compliance	0.5	0.2
	5.3	3.1

Other services:
Acquisitions and disposals due diligence	0.0	0.5
Other services	0.3	0.5
Total	12.4	9.9

Fees, excluding statutory audit fees, payable to KPMG Audit Plc and its associates include £6.7 million (2004: £4.6 million) for work performed in the UK. Audit fees include fees paid to KPMG where they are the auditors of PPM Capital consolidated entities.

The Audit Committee regularly monitors the non-audit services provided to the Group by its auditors and has developed a formal Auditor Independence Policy which sets out the types of services that the auditors may provide, consistent with the guidance in Sir Robert Smith’s report ‘Audit Committees – Combined Code Guidance’ and with the provisions of the US Sarbanes-Oxley Act. The Audit Committee annually reviews the auditors’ objectivity and independence. More information on these issues is given in the corporate governance report on page 40.

I5: Related party transactions

Transactions between the Company and its subsidiaries are eliminated on consolidation.

In addition, the Company has transactions and outstanding balances with certain unit trusts, OEICs, collateralised debt obligations and similar entities, which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purposes of IAS 24. The balances are included in the Group’s balance sheet at fair value or amortised cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee. Further details of the aggregate assets, liabilities, revenues, profits or losses and reporting dates of entities considered to be associates under IFRS are disclosed in note H8.

Various executive officers and directors of Prudential may from time to time purchase insurance, investment management or annuity products, or be granted mortgages or credit card facilities marketed by Prudential group companies in the ordinary course of business on substantially the same terms, including interest rates and security requirements, as those prevailing at the time for comparable transactions with other persons.

Apart from the transactions with directors referred to below, no director had an interest in shares, transactions or arrangements that requires disclosure, other than those given in the remuneration report. Key management remuneration is disclosed in note I3.

In 2005 (2004), three (four) directors had mortgages and other borrowings with Egg plc of £125,000 (2004: £171,000). One director had a life policy with a sum assured of £4.0 million (2004: £3.5 million). In 2005 and 2004, other transactions with directors were de-minimis both by virtue of their size and in the context of the directors’ financial positions. As indicated above, all of the above noted transactions are on terms equivalent to those that prevail in arm’s length transactions.

I6: Subsidiary undertakings

(i) Principal subsidiaries

The principal subsidiary undertakings of the Company at 31 December 2005, all wholly owned except Egg Banking plc and PCA Life Assurance Company Limited were:

Country of
	Main Activity	Incorporation
The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Annuities Limited*	Insurance	England and Wales
Prudential Retirement Income Limited (PRIL)*	Insurance	Scotland
M&G Investment Management Limited*	Investment management	England and Wales
Egg Banking plc*	Banking	England and Wales
Jackson National Life Insurance Company*	Insurance	US
Prudential Assurance Company Singapore (Pte) Limited*	Insurance	Singapore
PCA Life Assurance Company Limited*	Insurance	Taiwan

*Owned by a subsidiary undertaking of the Company.

Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for PRIL which operates mainly in England and Wales. In February 2005, the proportion of ordinary shares of PCA Life Assurance Company Limited owned by the Company was increased from 97 per cent to 99 per cent.

Egg Banking plc is a subsidiary of Egg plc. At 31 December 2005, the ordinary shares of Egg plc were listed and there was only one class of shares which were 78 per cent owned by the Company, 1 per cent owned by other companies within the Prudential Group and 21 per cent owned by shareholders external to the Prudential Group. In December 2005, the Company announced its intention to acquire the whole of the issued and to be issued shares of Egg not already owned by the Prudential Group as set out in note I8.

(ii) Dividend restrictions and minimum capital requirements

Certain Group subsidiaries are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company. UK insurance companies are required to maintain solvency margins which must be supported by capital reserves and other resources, including unrealised gains on investments. JNL can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, without the prior regulatory approval, dividends cannot be distributed if all dividends made within the preceding 12 months exceed the greater of JNL’s statutory net gain from operations or 10 per cent of JNL statutory surplus for the prior year. As JNL paid dividends in 2005, in order to fund the purchase of the Life Insurance Company of Georgia (see section (iii) below), at 31 December 2005, the maximum amount of dividends that could be paid by JNL without prior regulatory approval was nil (2004: US$221 million (£115 million)). The Group’s Asian subsidiaries, mainly the Singapore and Malaysia businesses, may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

PAC and JNL are the two principal insurance subsidiaries of the Group, which together comprise approximately 77 per cent (2004: 77 per cent) of total Group assets. At 31 December 2005, the PAC long-term fund’s excess of assets over its required minimum solvency margin (as per line 42 of Form 2 of the PAC FSA regulatory returns) was estimated to be £11,783 million (2004: £4,665 million) and the statutory capital and surplus of JNL was US$3,434 million (£2,000 million) (2004: US$3,141 million (£1,636 million)). The Group capital position statement for life assurance businesses is set out in note D5.

(iii) Acquisition of subsidiaries

A. Acquisition of subsidiaries in 2005

On 18 May 2005, the Group purchased, in exchange for £142 million in cash, 100 per cent of the share capital of Life Insurance Company of Georgia, a life insurance company domiciled in the US, from ING Groep N.V. (ING). The results of Life Insurance Company of Georgia’s operations have been included in the consolidated financial statements commencing 18 May 2005, and contributed £4 million to the consolidated net profit. The preliminary purchase price is subject to post-closing adjustments and has been allocated to the assets acquired and liabilities assumed using management’s best estimate of fair value as of the acquisition date. JNL is in negotiations with ING over certain post-closing purchase price adjustments. During 2006, any unresolved differences will be submitted to an arbitrator for resolution. If the final purchase price is reduced as a result of the arbitrator’s review, the opening balance sheet will be reassessed accordingly, with any excess adjustment over the amounts presented in the balance sheet recognised as a gain.

The carrying value immediately prior to acquisition of the assets and liabilities of Life Insurance Company of Georgia was as follows:

2005
£m
Assets
Financial investments	920
Reinsurer’s share of policyholder liability provision	12
Tax recoverable	4
Other assets	6
Cash and cash equivalents	47
Total assets	989

Equity and liabilities
Equity	141

Liabilities
Insurance contract liabilities	837
Other non-insurance liabilities	11
Total liabilities	848
Total equity and liabilities	989

A fair value adjustment of £1 million was made, representing the value of in-force business on acquisition. As indicated above, this amount may be adjusted depending upon the outcome of arbitration proceedings. There is currently no goodwill recorded on acquisition.

Group revenue and consolidated net profit for the year ended 31 December 2005 are shown on a pro forma basis below as if the Life Insurance Company of Georgia acquisition took place on 1 January 2005. These pro forma amounts have been derived by adding pre-acquisition revenue and other components of net profit to these items included in the Group’s consolidated income statement.

Pro forma
2005
£m
Earned premiums, net of reinsurance	15,050
Investment and other income	26,119
Total revenue	41,169
Profit after tax for the year	768

In addition to the acquisition of Life Insurance Company of Georgia, the PAC with-profits fund acquired a number of venture capital holdings through PPM Capital in which the Group is deemed to have a controlling interest, in aggregate with, if applicable, other holdings held by, for example, the PSPS. There were three such acquisitions during 2005:

•             Acquired 40 per cent of the voting equity interests of Aperio Group Pty Ltd (AeP), a flexible packaging manufacturing company, in May 2005;

•             acquired 75 per cent of the voting equity interests of Jost Luxembourg S.a.r.l. (JOST), a manufacturer of components of the truck and trailer industry, in August 2005; and

•             acquired 75 per cent of the voting equity interests of BST Safety Textiles Luxembourg S.a.r.l. (BST), an airbag production company, in August 2005.

These acquisitions are considered individually immaterial and therefore all 2005 information relating to ventures acquisitions has been presented in aggregate throughout the note. Due to the nature of venture investments, it is not practicable to provide certain information for acquisitions occurring in 2005 and 2004, including the pro forma Group revenue and consolidated net profit information as if the acquisitions had occurred at the beginning of the year, and the carrying amounts, in accordance with IFRS, of each class of the acquirees assets, liabilities, and contingent liabilities immediately before acquisition.

The results of the aggregated ventures acquisitions in 2005 have been included in the consolidated financial statements of the Group commencing on the respective dates of acquisition and contributed £0.1 million to earnings within the income statement, which is also reflected as part of the change in unallocated surplus of the with-profits fund.

The table below identifies the net assets acquired and reconciles this amount to the consideration paid for the aggregated ventures acquisitions in 2005:

Fair value
on acquisition
£m
Cash and cash equivalents	29
Other current assets	144
Property, plant and equipment	82
Other non-current assets	5
Less liabilities, including current liabilities and borrowings	(408)
(148)
Less minority interests	1
Net assets acquired	(149)
Goodwill	151
Cash consideration	2

Aggregate goodwill of £151 million has been recognised for the excess of the cost over the Group’s interest in the net fair value of the entities’ assets, liabilities, and contingent liabilities acquired in 2005.

There are no intangible assets that were not recognised separately from goodwill for these companies because the fair value of the intangible asset could not be reliably measured.

B. Acquisition of subsidiaries in 2004

Acquisitions in 2004 relate to the PAC with-profits fund venture capital holdings. There were five such acquisitions during 2004:

•             Acquired 39 per cent of the voting equity interests of Pharmacia Diagnostics (Pharmacia), a Swedish healthcare company, in April 2004;

•             acquired 45 per cent of the voting equity interests of TMF Group (TMF), a Dutch business administration company, in September 2004;

•             acquired 75 per cent of the voting equity interests of Muller & Weygandt GmbH (M&W), a German healthcare company, in October 2004;

•             acquired 73 per cent of the voting equity interests of Sterigenics International, Inc. (Sterigenic), a US based healthcare company, in June 2004; and

•             acquired 100 per cent of the voting equity interests of Edotech (Edotech), a UK business services company, in March 2004.

These acquisitions are considered individually immaterial and therefore all 2004 information has been presented in aggregate throughout the note. As noted above, it is not practicable to provide certain information due to the nature of venture investments and hence these disclosures are not included in this note.

The results of the aggregated acquisitions in 2004 have been included in the consolidated financial statements of the Group commencing on the respective dates of acquisition and contributed £16 million to earnings within the income statement which is also reflected as part of the change in the liability for unallocated surplus ie profit before tax attributable to shareholders is not affected. This aggregate amount of £16 million does not include earnings from Edotech for the period since the date of acquisition. Disclosure of this amount is impracticable as Edotech is an acquisition by a consolidated PPM Capital venture subsidiary.

The table below identifies the net assets acquired and reconciles this amount to the consideration paid for the aggregated acquisitions in 2004:

Fair value
on acquisition
£m
Cash and cash equivalents	44
Other current assets	205
Property, plant and equipment	212
Other non-current assets	43
Less liabilities, including current liabilities and borrowings	(905)
(401)
Less minority interests	0
Net assets acquired	(401)
Goodwill	537
Cash consideration	136

Aggregate goodwill of £537 million has been recognised for the excess of the cost over the Group’s interest in the net fair value of the entities’ assets, liabilities, and contingent liabilities acquired in 2004.

There are no intangible assets that were not recognised separately from goodwill for these companies because the fair value of the intangible asset could not be reliably measured.

(iv) Disposals of subsidiaries

A. Disposals of subsidiaries in 2005

In 2005, the Astron Group Ltd, Barracuda Group Ltd, Saint Clair Luxembourg S.a.r.l., RAL Holdings Ltd, Roventa-Henex Holdings SA and Global Brands Co. Inc., all venture subsidiaries of the PAC with-profits fund, were disposed of for cash consideration of £284 million. Goodwill of £312 million and cash and cash equivalents of £32 million were disposed of. Note that, in addition, two venture subsidiaries were classified as held for sale at 31 December 2005 (see note H9).

B. Disposals of subsidiaries in 2004

The Group disposed of its interest in Jackson Federal Bank on 27 October 2004 to Union Bank of California (see note F6).

The net assets of Jackson Federal Bank at the date of disposal and at 31 December 2003 were as follows:

	At date of
	disposal	31 Dec 2003
	£m	£m
Intangible assets	38	38
Financial investments:
Debt securities	45	270
Equity securities and portfolio holdings in unit trusts	13	13
Loans and receivables	683	659
Other investments	—	3
	741	945
Accrued investment income	10	9
Cash and cash equivalents	21	14
Total liabilities (predominantly customer accounts)	(682)	(894)
Net identifiable assets and liabilities	128	112
Gain on disposal, before tax	38
Total consideration, satisfied by cash	166

Net cash inflow arising on disposal
Cash consideration	166
Cash and cash equivalents disposed of	(21)
	145

In addition, Oxoid a venture subsidiary of the PAC with-profits fund was disposed of on 1 March 2004 for cash consideration of £73 million. Goodwill of £62 million was the primary asset that was disposed of. Cash and cash equivalents disposed of were insignificant.

I7: Commitments

(i) Operating leases

The Group leases various offices to conduct its business. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

	2005	2004
	£m	£m
Future minimum lease payments for non-cancellable operating leases are due for the following periods:
Not later than 1 year	61	58
Later than 1 year and not later than 5 years	186	167
Later than 5 years	204	201

The total minimum future sublease rentals to be received on non-cancellable operating leases for land and buildings for the year ended 31December 2005 was £2 million (2004: £2 million).

Minimum lease rental payments for the year ended 31 December 2005 of £55 million (2004: £50 million) are included in the consolidated income statement.

(ii) Capital commitments

The Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. At 31 December 2005, the aggregate amount of contractual obligations to purchase and develop investment properties amounted to £199 million (2004: £42 million). The vast majority of these commitments have been made by the PAC with-profits fund.

I8: Post-balance sheet events

In December 2005, the Company announced its intention to acquire the minority interests in Egg representing approximately 21.7 per cent of the existing issued share capital of Egg. Under the terms of the offer, Egg shareholders would receive 0.2237 new ordinary shares in the Company for each Egg share. In January 2006, the Company announced that it had received acceptances in respect of 80.3 per cent of the shares that it did not already own and that it would extend the offer until further notice. In February 2006, the Board of Egg announced the delisting of Egg shares. Full acceptance of the offer would result in the issue of 41 million new ordinary shares in the Company representing 1.7 per cent of its issued ordinary share capital as enlarged by this acquisition.

I9: Foreign exchange translation

Foreign currency profit and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange.

The principal exchange rates applied are:

	Closing		Closing		Opening
	rate at	Average	rate at	Average	rate at
Local currency: £	31 Dec 2005	for 2005	31 Dec 2004	for 2004	1 Jan 2004
Hong Kong	13.31	14.15	14.92	14.27	13.90
Japan	202.63	200.13	196.73	198.08	191.85
Malaysia	6.49	6.89	7.30	6.96	6.80
Singapore	2.85	3.03	3.13	3.10	3.04
Taiwan	56.38	58.47	60.84	61.10	60.78
US	1.72	1.82	1.92	1.83	1.79

I10: Cash flows

Structural borrowings of shareholder-financed operations comprise core debt of the parent company and related finance subsidiaries, JNL surplus notes and Egg debenture loans. Core debt excludes borrowings to support short-term fixed income securities reinvestment programmes and non-recourse borrowings of investment subsidiaries of shareholder-financed operations. Cash flows in respect of these borrowings are included within operating cash flows.

Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of SAIF. Cash flows on other borrowings of with-profits funds, which principally relate to venture investment subsidiaries, are categorised as operating.

Cash flows relating to discontinued operations, as detailed in note F6, are outflows of £5 million and inflows of £174 million for 2005 and 2004 respectively. All of these relate to cash flows from operating activities.

Balance sheet of the parent company

31 December 2005

			Restated
	Note	2005	2004
		£m	£m
Fixed assets
Investments:
Shares in subsidiary undertakings	4	5,175	5,629
Loans to subsidiary undertakings	4	2,697	2,129
		7,872	7,758
Current assets
Debtors:
Amounts owed by subsidiary undertakings		1,511	1,085
Other debtors		56	38
Cash at bank and in hand		121	325
		1,688	1,448
Less liabilities: amounts falling due within one year
Debenture loans	6	—	(130)
Commercial paper	6	(1,461)	(1,228)
Other borrowings	6	—	(3)
Derivative liability	7	(37)	—
Amounts owed to subsidiary undertakings		(805)	(621)
Tax payable		(171)	(170)
Sundry creditors		(37)	(36)
Accruals and deferred income		(41)	(44)
		(2,552)	(2,232)
Net current liabilities*		(864)	(784)
Total assets less current liabilities*		7,008	6,974

Less liabilities: amounts falling due after more than one year
Subordinated liabilities	6	(1,646)	(1,429)
Debenture loans	6	(798)	(800)
Other borrowings	6	(11)	(9)
Amounts owed to subsidiary undertakings		(2,016)	(1,959)
		(4,471)	(4,197)
Total net assets (excluding pension liabilities)*		2,537	2,777
Pension liabilities (net of related deferred tax)*	8	(80)	(83)
Total net assets (including pension liabilities)*		2,457	2,694

Capital and reserves
Share capital	9	119	119
Share premium	9	1,564	1,558
Profit and loss account*	10	774	1,017
Shareholders’ funds*		2,457	2,694

*The 2004 figures for these lines have been restated for the implementation of FRS 17, ‘Retirement Benefits’ and FRS 21, ‘Events after the Balance Sheet Date’ (see note 3).

The financial statements of the parent company on pages 186 to 195 were approved by the Board of Directors on 15 March 2006.

Sir David Clement	Mark Tucker
Chairman	Group Chief Executive

Philip Broadley
Group Finance Director

Notes on the parent company financial statements

1. Nature of operations

Prudential plc (the Company) is a parent holding company. The Company together with its subsidiaries (collectively, the Group) is an international financial services group with its principal operations in the UK, US and Asia. The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited, Prudential Annuities Limited, Prudential Retirement Income Limited, M&G Group Limited and Egg plc. In the US, the Group’s principal subsidiary is Jackson National Life Insurance Company. In Asia, the Group’s main operations are in Hong Kong, Malaysia, Singapore and Taiwan.

The Company arranges the financing of each of its subsidiaries (except Egg, which is responsible for its own financing) primarily by raising external finance either at the Company level (including through finance subsidiaries whose obligations the Company guarantees) or at the operating company level.

2. Basis of preparation

The financial statements of the Company, which comprise the balance sheet and related notes, are prepared in accordance with Section 226 of, and Schedule 4 to, the Companies Act 1985, which apply to companies generally. The Company has taken advantage of the exemption under Section 230 of the Companies Act 1985 from presenting its own profit and loss account.

The financial statements are prepared in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice (UK GAAP), including Financial Reporting Standards (FRS) and Statements of Standard Accounting Practice (SSAP).

The Company has not prepared a cash flow statement on the basis that its cash flow is included within the cash flow statement in the consolidated financial statements. The Company is also exempt under the terms of FRS 8 from disclosing related party transactions with entities that are part of the Group or investees of the Group.

In addition, the Company has taken advantage of the exemption within FRS 25, ‘Financial Instruments: Disclosure and Presentation’ from the disclosure requirements of this standard on the basis that the Company is included in the publicly available consolidated financial statements of the Group which include disclosures that comply with IAS 32, ‘Financial Instruments: Disclosure and Presentation’, which is equivalent to FRS 25.

3. Significant accounting policies

Changes in accounting policies

The Company has implemented the following UK GAAP accounting standards in preparing its results for the year ended 31 December 2005. All of these standards closely reflect the requirements of International Financial Reporting Standards (IFRS) and form part of the implementation of IFRS in the UK.

FRS 17, ‘Retirement Benefits’

The main effect of the adoption of FRS 17 in 2005 is the recognition of a surplus or deficit in respect of the defined benefit pension schemes on the balance sheet. The Company is assuming a portion of the pension deficit of the Group’s largest pension scheme, the Prudential Staff Pension Scheme (PSPS). Please refer to note 8 for further details. The effect of this change in policy and attribution of the PSPS deficit to the Company is to decrease shareholders’ funds at 1 January 2004 from the previously published amount by £77 million. This has resulted in an increase in the profit before tax of £35 million (2004: increase of £1 million) and an increase in the tax charge of £11 million (2004: nil impact). Including the impact of actuarial gains and losses charged to the statement of total recognised gains and losses, FRS 17 has the effect of increasing the total recognised gains and losses after tax of the Company for the year by £3 million (2004: decrease of £6 million).

FRS 21, ‘Events after the Balance Sheet Date’

The main effect of FRS 21 on the Company is that dividends declared after the balance sheet date in respect of the previous reporting period are no longer to be considered as ‘adjusting events’. Accordingly, an accrual is no longer made in the profit and loss account. Instead, appropriate disclosure is made in the notes to the financial statements. The effect of the change in policy is to increase shareholders’ funds at 1 January 2005 from the previously published 31 December 2004 level by £252 million.

FRS 23, ‘The Effects of Changes in Foreign Exchange Rates’, FRS 24, ‘Financial Reporting in Hyperinflationary Economies’, FRS 25, ‘Financial Instruments: Disclosures and Presentation’ and FRS 26, ‘Financial Instruments: Measurement’

The Accounting Standards Board (ASB) published FRS 23, FRS 24, FRS 25 and FRS 26 in December 2004. These accounting standards are, in effect, part of a package of UK standards comprising FRS 23, FRS 24, the disclosure requirements of FRS 25 and FRS 26.

Listed entities, such as the Company, preparing their financial statements in accordance with UK requirements, are required to comply with the entire package of standards for accounting periods beginning on or after 1 January 2005.

The main impacts of the adoption of these standards are described below:

FRS 23, ‘The Effects of Changes in Foreign Exchange Rates’

The main requirements of this standard relate to fair value adjustments on acquisitions treated as assets of acquired foreign operations and the recycling of cumulative translation adjustment from 1 January 2004 on disposal of foreign operations. This standard applies prospectively to acquisitions and disposals occurring after the effective date of 1 January 2005. There is no impact on the balance sheet and profit and loss account in the year upon the adoption of this standard.

FRS 24, ‘Financial Reporting in Hyperinflationary Economies’

The adoption of this standard has no impact on the results of the Company.

FRS 25, ‘Financial Instruments: Disclosures and Presentation’

FRS 25 is based on the text of IAS 32, ‘Financial Instruments: Disclosures and Presentation’ as at 31 March 2004, incorporating the revised version of IAS 32 issued by the International Accounting Standards Board (IASB) in December 2003 and includes amendments made by IFRS 4, ‘Insurance Contracts’.

The presentation requirements of FRS 25 are applicable to the Company as at 1 January 2005. The Company has taken advantage of the provisions within FRS 25 that waive the requirement to restate comparatives. The main presentation adjustment resulting from FRS 25 relates to the Company’s derivatives. Previously, under UK GAAP, the Company’s carrying value of derivatives has been recorded on a basis that nets asset and liability amounts of individual derivatives. Under FRS 25, there is a requirement that assets and liabilities should not be netted in the balance sheet unless counterparty offset applies. Accordingly, under FRS 25, derivative assets and liabilities have been included gross in the balance sheet.

The Company has taken advantage of the exemption within FRS 25 from the disclosure requirements of this standard on the basis that the Company is included in the publicly available consolidated financial statements of the Group which include disclosures that comply with IAS 32, which is equivalent to FRS 25.

FRS 26, ‘Financial Instruments: Measurement’

FRS 26 is based on the text of IAS 39, ‘Financial Instruments: Recognition and Measurement’ as at 31 March 2004, incorporating the revised version of IAS 39 issued by the IASB in December 2003 together with the amendments to IAS 39 on ‘Fair Value Hedge Accounting for a Portfolio Hedge of Interest Rate Risk’ and those made by IFRS 4.

The significant adjustments for the Company resulting from FRS 26 arise primarily in respect of the valuation of derivative financial instruments and borrowings. Previously, derivative financial instruments held by the Company, depending on their nature and purpose, were either accounted for at fair value or treated as a hedge and accounted for on an accrual or deferral basis. Under FRS 26, derivative financial instruments are carried at fair value with value movements being recorded in the profit and loss account. Hedge accounting, whereby value movements on derivatives and hedged items are recorded together in the profit and loss account, is permissible only if certain criteria are met regarding the establishment of documentation and continued measurement of hedge effectiveness. In addition to the valuation of derivative financial instruments, FRS 26 has also resulted in a change in terms of the application of the effective interest rate method to amortise borrowings.

The adoption of FRS 26 has the impact of reducing the profit before tax for the year ended 31 December 2005 by £34 million and the shareholders’ funds at 31 December 2005 by £35 million. This FRS is to be applied retrospectively. However, the Company has taken advantage of the provisions within FRS 26 that allows comparative information not to be restated to comply with this standard.

The effects of the changes in accounting policies on opening shareholders’ funds and profit and loss account are as follows:

	Profit and	Shareholders’
	loss account	funds
	£m	£m
31 December 2004 as previously published	848	2,525
Effect of adoption of FRS 17 on pension liabilities	(83)	(83)
Effect of adoption of FRS 21 on dividends	252	252
31 December 2004 as restated	1,017	2,694
Effect of adoption of FRS 26:
Fair valuation of derivatives	(12)	(12)
Use of effective interest rate method on borrowings	(1)	1
1 January 2005 (including adjustments for FRS 26)	1,004	2,683

Significant accounting policies

Tax

Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

Deferred tax assets and liabilities are recognised in accordance with the provisions of FRS 19. The Company has chosen not to apply the option available of recognising such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

The Group’s UK subsidiaries each file separate tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75 per cent owned subsidiary of another UK company or both are 75 per cent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for the purposes of determining current and deferred taxes.

Shares in subsidiary undertakings

Shares in subsidiary undertakings in the balance sheet of the Company are shown at the lower of cost and estimated realisable value.

Loans to subsidiary undertakings

Loans to subsidiary undertakings in the balance sheet of the Company are shown at cost, less provisions.

Derivatives

Derivative financial instruments are used to reduce or manage interest rate and currency exposures. The Company’s policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets. For 2005, these instruments are carried at fair value with changes in fair value included in the profit and loss account. Prior to this, derivative financial instruments held by the Company, depending on their nature and purpose, were either accounted for at fair value or treated as a hedge and accounted for on an accrual or deferral basis.

Under FRS 26, hedge accounting is permissible only if certain criteria are met regarding the establishment of documentation and continued measurement of hedge effectiveness. For derivative financial instruments designated as fair value hedges the movements in the fair value are recorded in the profit and loss account with the accompanying change in fair value of the hedged item attributable to the hedged risk.

Borrowings

Under FRS 26, borrowings are initially recognised at fair value, net of transaction costs, and subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortised through the profit and loss account to the date of maturity.

Prior to the adoption of FRS 26, borrowings were recognised at fair value, net of transaction costs. Any premium or discount from the nominal value was shown net. Transaction costs and premiums or discounts were amortised on a straight-line basis.

Shareholders’ dividends

Prior to the adoption of FRS 21, shareholders’ dividends were accrued in the period to which they related regardless of when they were declared. Under FRS 21, dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. Dividends are now recognised in the period in which they are declared.

Where scrip dividends are issued, the value of such shares, measured as the amount of the cash dividend alternative, is credited to reserves and the amount in excess of the nominal value of the shares issued is transferred from the share premium account to retained profit.

Share premium

The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of the shares issued is credited to the share premium account.

Foreign currency translation

Foreign currency borrowings that have been used to finance or provide a hedge against Group equity investments in overseas subsidiaries, are translated at year end exchange rates. The impact of these currency translations is recorded within the profit and loss account for the year.

Other assets and liabilities denominated in foreign currencies are also converted at year end exchange rates with the related foreign currency exchange gains or losses reflected in the profit and loss account for the year.

4. Investments of the Company

	Shares in	Loans to
	subsidiary	subsidiary
	undertakings	undertakings
	2005	2005
	£m	£m
At beginning of year	5,629	2,129
Transfer to a subsidiary undertaking	(606)	—
Cancellation of investment in subsidiary undertaking	(1)	—
Additional investment in subsidiary undertaking	153	—
Exchange rate movements	—	18
Net advance of loans	—	591
Provision against loans	—	(41)
At end of year	5,175	2,697

5. Subsidiary undertakings

The principal subsidiary undertakings of the Company at 31 December 2005, all wholly owned except Egg Banking plc and PCA Life Assurance Company Limited, were:

	Main activity	Country of incorporation
The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Annuities Limited*	Insurance	England and Wales
Prudential Retirement Income Limited (PRIL)*	Insurance	Scotland
M&G Investment Management Limited*	Investment management	England and Wales
Egg Banking plc*	Banking	England and Wales
Jackson National Life Insurance Company*	Insurance	US
Prudential Assurance Company Singapore (Pte) Limited*	Insurance	Singapore
PCA Life Assurance Company Limited*	Insurance	Taiwan

*Owned by a subsidiary undertaking of the Company.

Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for Prudential Retirement Income Limited which operates mainly in England and Wales. In February 2005, the proportion of ordinary shares of PCA Life Assurance Company Limited owned by the Company was increased from 97 per cent to 99 per cent.

Egg Banking plc is a subsidiary of Egg plc. At 31 December 2005, the ordinary shares of Egg plc, were listed and there was only one class of shares which were 78 per cent owned by the Company, 1 per cent owned by other companies within the Prudential Group and 21 per cent owned by shareholders external to the Prudential Group. In December 2005, the Company announced its intention to acquire the whole of the issued and to be issued shares of Egg not already owned by the Prudential Group as set out in note 14.

6. Borrowings

	Long- term loans		Other borrowings		Total
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Core structural borrowings:
US$250m 7.125% Bonds 2005 (note i)	—	130			—	130
£250m 5.5% Bonds 2009	249	250			249	250
€500m 5.75% Subordinated Notes 2021 (note ii)	341	351			341	351
£300m 6.875% Bonds 2023	300	300			300	300
£250m 5.875% Bonds 2029	249	250			249	250
£435m 6.125% Subordinated Notes 2031	426	426			426	426
US$1,000m 6.5% Perpetual Subordinated Capital Securities (note iii)	554	512			554	512
US$250m 6.75% Perpetual Subordinated Capital Securities	142	126			142	126
US$300m 6.5% Perpetual Subordinated Capital Securities	169	—			169	—
€20m Medium Term Subordinated Notes 2023 (note iv)	14	14			14	14
Commercial paper			—	171	—	171
Total core structural borrowings	2,444	2,359	—	171	2,444	2,530
Other borrowings:
Commercial paper 2006 (note v)			1,461	1,057	1,461	1,057
Medium Term Notes 2010 (note v)			11	9	11	9
Currency translation net liability on swap transactions			—	3	—	3
Total borrowings	2,444	2,359	1,472	1,240	3,916	3,599

	Long-term loans		Other borrowings		Total
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Borrowings are repayable as follows:
Within 1 year or on demand	—	130	1,461	1,231	1,461	1,361
Between 2 and 5 years	249	250	11	—	260	250
After 5 years	2,195	1,979	—	9	2,195	1,988
Total borrowings	2,444	2,359	1,472	1,240	3,916	3,599

Recorded in the balance sheet as:
Subordinated liabilities	1,646	1,429
Debenture loans	798	930
	2,444	2,359

Notes

(i) On 16 August 2005, the Company redeemed the US$250 million borrowings on maturity.

(ii) The €500 million borrowings have been swapped into borrowings of £333 million with interest payable at six month £Libor plus 0.962 per cent.

(iii) Interest on the US$1,000 million borrowings has been swapped into floating rate payments at three month US$ Libor plus 0.80 per cent. This derivative instrument has been hedge accounted for as a fair value hedge upon the adoption of FRS 26, ‘Financial Instruments: Measurement’ in 2005.

(iv) The €20 million Medium Term Subordinated Notes were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). At 31 December 2005, these had been swapped into borrowings of £14 million with interest payable at three month £Libor plus 1.2 per cent.

(v) These borrowings support a short-term fixed income securities reinvestment programme.

(vi) Under the terms of the Group’s arrangements with its main UK banker, the bank has a right of set off between credit balances (other than those of long-term funds) and all overdrawn balances of those Group undertakings with similar arrangements.

(vii) The interests of the holders of the Subordinated Notes and the Subordinated Capital Securities are subordinate to the entitlements of other creditors of the holding company.

7. Derivative financial instruments

The table below analyses the fair value of derivatives of the Company at 31 December 2005:

	Fair value	Fair value
	assets	liabilities
	£m	£m
Derivative financial instruments held to manage interest rate and currency profile:
Interest rate swaps	29	22
Cross-currency swaps	12	2
Inflation-linked swap	—	82
Forward foreign currency contracts	—	38
Total at 31 December 2005	41	144

The change in fair value of the derivative financial instruments of the Company was a loss before tax of £85 million.

The fair value of the derivative financial instruments, except for £37 million of the £38 million fair value liabilities of forward foreign currency contracts, were included within amounts owed by or to subsidiary undertakings on the balance sheet as they were transactions with Prudential Finance (UK) plc, a subsidiary undertaking, which in turn transacted with external counterparties.

As permitted by the standard, the 2004 comparatives have not been restated to include certain derivative financial instruments at fair value in accordance with FRS 26. The nature and extent of the derivative financial instruments used by the Company in 2004 are similar to those used in 2005. The corresponding 2004 fair values for the derivative financial instruments of the Company would have been £27 million and the change in fair value which would have been included in the profit and loss account was a loss before tax of £9 million.

The Company has a US$1,000 million fair value hedge in place which hedges the interest exposure on the US$1,000 million, 6.5 per cent perpetual subordinated capital securities.

The derivative financial instruments were valued internally using standard market practices. In accordance with the Company’s risk management framework, all internally generated valuations are subject to independent assessment against external counterparties’ valuations. Changing any one of the underlying assumptions used in determining the fair value would not have a significant impact on the value of the derivative financial instruments.

8. Pension liabilities

The majority of UK Prudential staff are members of the Group’s pension schemes. The largest scheme is the Prudential Staff Pension Scheme (PSPS). This scheme is primarily a defined benefit scheme but no employees with employment offers after 31 July 2003 are eligible for membership of the defined benefit section of the scheme. At 31 December 2005, on the FRS 17, ‘Retirement Benefits’ basis of valuation, PSPS accounts for 89 per cent of the liabilities of the Group’s defined benefit schemes.

For the purposes of preparing consolidated financial statements, the Group has adopted IFRS basis accounting including IAS 19, ‘Employee Benefits’. However, individual company accounts of the Company continue to apply UK GAAP. For 2005, this includes the application of FRS 17 in the Company’s primary statements. During 2005, the allocation of pension schemes’ deficits within the Group attaching to PSPS has been clarified and the Company is assuming a portion of the deficit of PSPS on behalf of the Group.

The deficit of PSPS has been apportioned between the Company and the unallocated surplus of the Prudential Assurance Company’s (PAC) with-profits fund based on the weighted cumulative activity attaching to the contributions paid into the scheme in the past. For 2004 and prior, 20 per cent of the deficit has been attributed to the Company and 80 per cent to the PAC with-profits fund. For 2005, following further detailed consideration of the sourcing of previous contributions, the ratio for PSPS has been altered to 30/70 for the allocation of the deficit between the Company and the PAC with-profits fund.

Using external actuarial advice provided by the professionally qualified actuaries, Watson Wyatt Partners, for the valuation of PSPS, the most recent full valuations have been updated to 31 December 2005 applying the principles prescribed by FRS 17. The scheme has assets held in a separate trustee administered fund. PSPS was last subject to a full actuarial valuation as at 5 April 2005 by Watson Wyatt Partners, which is currently being finalised.

The key assumptions adopted for FRS 17 basis valuations in PSPS were:

	2005	2004	2003
	%	%	%
Price inflation	2.80	2.80	2.70
Rate of increase in salaries	4.80	4.80	4.70

Rate of increase in pension payments for inflation:
Guaranteed (maximum 5%)	2.80	2.80	2.70
Guaranteed (maximum 2.5%)	2.50	N/A	N/A
Discretionary	2.50	2.80	2.70
Rate used to discount scheme liabilities	4.80	5.30	5.40

The assets and liabilities of PSPS were:

	31 Dec 2005		31 Dec 2004		31 Dec 2003
		Long-term		Long-term		Long-term
		expected rate		expected rate		expected rate
	Value	of return	Value	of return	Value	of return
	£m	%	£m	%	£m	%
Equities	2,293	7.10	2,366	7.50	2,433	7.75
Bonds	1,490	4.50	898	5.00	535	5.00
Properties	539	6.40	490	6.80	542	7.00
Other assets	75	4.50	56	4.75	106	4.00
Total value of assets	4,397	6.09	3,810	6.76	3,616	7.10
Present value of scheme liabilities	4,776		4,399		4,161
Deficit in the scheme	(379)		(589)		(545)

Allocated as:
Attributable to the PAC with-profits fund	(265)		(470)		(435)
Attributable to the Company	(114)		(119)		(110)
	(379)		(589)		(545)
After deduction of deferred tax attaching to the amounts attributable to the Company, the amounts reflected in the balance sheet are:	(80)		(83)		(77)

The long-term expected rates of return have been determined after applying due consideration to the requirements of paragraph 54 of FRS 17, in particular, taking account of the values of the assets and equity market levels at the balance sheet dates.

Movements on the PSPS liability attributable to the Company that is recognised in the Company’s financial statements as a result of the implementation of FRS 17 are as follows:

	Gross of	Related	Net of
	tax liability	deferred tax	tax liability
	£m	£m	£m
Net pension liability at 1 January 2004	(110)	33	(77)
Credit (charge) to profit and loss account:
Pension charge	(3)	1	(2)
Contribution paid	4	(1)	3
Credit (charge) to statement of total recognised gains and losses:
Actuarial losses	(10)	3	(7)
Net pension liability at 31 December 2004	(119)	36	(83)

Credit to profit and loss account:
Pension credit	29	(9)	20
Contribution paid	6	(2)	4
Credit (charge) to statement of total recognised gains and losses:
Actuarial gains	29	(9)	20
Additional losses on change of estimate of allocation of opening deficit between the Company and the PAC with-profits fund	(59)	18	(41)
Net pension liability at 31 December 2005	(114)	34	(80)

Pension charge and actuarial gains (losses) of PSPS

	2005	2004
	£m	£m
Pension charge
Operating charge:
Current service cost	(44)	(47)
Past service cost	115	—
Finance income (expense):
Interest on pension scheme liabilities	(228)	(220)
Expected return on pension scheme assets	253	251
	25	31
Total pension credit (charge)	96	(16)
Less: amount attributable to the PAC with-profits fund	(67)	13
Pension credit (charge) attributable to the Company	29	(3)

	2005	2004
	£m	£m
Actuarial gains (losses)
Actual less expected return on pension scheme assets (11% (2004: 3%) of pension scheme assets)	500	104
Experience losses on scheme liabilities (0% (2004: 1%) of present value of scheme liabilities)	—	(25)
Changes in assumptions underlying the present value of scheme liabilities	(405)	(128)
Total actuarial gains (losses) ((2)% (2004: 1%) of the present value of the scheme liabilities)	95	(49)
Less: amounts attributable to PAC with-profits fund	(66)	39
	29	(10)
Less: additional losses on change of estimate of allocation of opening PSPS deficit between the Company and the PAC with-profits fund	(59)	—
Actuarial losses attributable to the Company	(30)	(10)

9. Share capital and share premium

The authorised share capital of the Company is £170 million (divided into 3,000,000,000 ordinary shares of 5 pence each and 2,000,000,000 sterling preference shares of 1 pence each) and US$20 million (divided into 2,000,000,000 US dollar preference shares of 1 cent each) and €20 million (divided into 2,000,000,000 Euro preference shares of 1 cent each). None of the preference shares has been issued.

A summary of the ordinary shares in issue is set out below:

		Share	Share
	Number of	capital	premium
Issued shares of 5 pence each fully paid	shares	2005	2005
		£m	£m
At beginning of year	2,375,393,020	119	1,558
Transitional adjustment on adoption of FRS 26		—	2
	2,375,393,020	119	1,560
Shares issued under share option schemes	745,478	—	4
Shares issued in lieu of cash dividends	10,645,768	—	51
Transfer to retained profit in respect of shares issued in lieu of cash dividends		—	(51)
At end of year	2,386,784,266	119	1,564

At 31 December 2005, there were options subsisting under share option schemes to subscribe for 12,503,956 (2004: 13,254,966) shares at prices ranging from 266 pence to 715 pence (2004: 266 pence to 723 pence) and exercisable by the year 2012 (2004: 2011). In addition, there were 4,668,534 (2004: 5,153,308) conditional options outstanding under the Restricted Share Plan exercisable at nil cost in the balance of a 10-year period. Further information on the Group’s employee share options is given in note I 2 ‘Share-based payments’ of the notes on the financial statements of the Group.

10. Profit of the Company and reconciliation of movement in shareholders’ funds

The profit of the Company for the year was £118 million (2004: £125 million as restated). After dividends of £378 million (2004: £323 million as restated), actuarial losses on pension scheme of £21 million (2004: £7 million) and a transfer from the share premium account of £51 million (2004: £116 million) in respect of shares issued in lieu of cash dividends and an FRS 26 adjustment in respect of prior years of negative £13 million, retained profit at 31 December 2005 amounted to £774 million (2004: £1,017 million as restated). The Company employs no staff.

Statutory audit fees in respect of the Company were £0.1 million (2004: £0.1 million). Fees payable to the auditors in respect of other work were £0.6 million (2004: £0.5 million).

A reconciliation of movement in the shareholders’ funds of the Company for the years ended 31 December 2005 and 2004 is given below:

		Restated
	2005	2004
	£m	£m
Profit for the year	118	125
Dividends	(378)	(323)
	(260)	(198)
Actuarial losses recognised on pension scheme (net of related tax)	(21)	(7)
New share capital subscribed (note 9)	55	1,140
Net movement in shareholders’ funds	(226)	935

Shareholders’ funds at beginning of year as originally reported	2,525	1,622
Prior year adjustments on adoption of FRS 17 and FRS 21 (note 3)	169	137
Shareholders’ funds at beginning of year as restated	2,694	1,759
Transitional adjustment from adoption of FRS 26 (note 3)	(11)
Shareholders’ funds at beginning of year as restated including FRS 26 adjustments	2,683

Shareholders’ funds at end of year 2004 as originally reported	—	2,525
Prior year adjustment on adoption of FRS 17 and FRS 21 (note 3)	—	169
Shareholders’ funds at end of year (2004 as restated)	2,457	2,694

11. Directors’ remuneration

Information on directors’ remuneration is given in the remuneration report section within this Annual Report. Further information on the transactions of the directors with the Company and the Group is given in notes I3 ‘Key management remuneration’ and I5 ‘Related party transactions’ of the notes on the financial statements of the Group.

12. Dividends

A final dividend of 11.02 pence per share was proposed on 15 March 2006. The dividend will be paid on 26 May 2006 to shareholders on the register at the close of business on 24 March 2006. The dividend will absorb an estimated £267 million of shareholders’ funds. A scrip dividend alternative will be offered to shareholders.

13. Guarantees

The Company provides a guarantee for the £150 million principal amount of the 9.375 per cent bonds due 2007, which have been issued by one of its finance subsidiaries. In certain instances the Company has also guaranteed that other subsidiaries will meet their obligations when they fall due for payment.

14. Post-balance sheet events

In December 2005, the Company announced its intention to acquire the minority interest in Egg representing approximately 21.7 per cent of the existing issued share capital of Egg. Under the terms of the offer, Egg shareholders would receive 0.2237 new ordinary shares in the Company for each Egg share. In January 2006, the Company announced that it had received acceptances in respect of 80.3 per cent of the shares that it did not already own and that it would extend the offer until further notice. In February 2006, the Board of Egg announced the delisting of Egg shares. Full acceptance of the offer would result in the issue of 41 million new ordinary shares in the Company representing 1.7 per cent of its issued ordinary share capital as enlarged by this acquisition.

Statement of directors’ responsibilities in respect of the Annual Report and the financial statements

The directors are responsible for preparing the Annual Report and the Group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and parent company financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and have elected to prepare the parent company financial statements in accordance with UK Accounting Standards.

The Group financial statements are required by law and IFRS as adopted by the EU to present fairly the financial position and performance of the Group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The parent company financial statements are required by law to give a true and fair view of the state of affairs of the parent company.

In preparing the Group and parent company financial statements, the directors are required to:

•             Select suitable accounting policies and then apply them consistently;

•             make judgements and estimates that are reasonable and prudent;

•             for the Group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU;

•             for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and

•             prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a directors’ report, directors’ remuneration report and corporate governance statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent auditor’s report to the members of Prudential plc

We have audited the consolidated and parent company financial statements (the ‘financial statements’) of Prudential plc for the year ended 31 December 2005 which comprise the consolidated income statement, the consolidated and parent company balance sheets, the consolidated cash flow statement, the statement of change in shareholders’ equity and the related notes on pages 62 to 195. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors’ remuneration report on pages 52 to 57 that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors’ responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), and for preparing the parent company financial statements and the directors’ remuneration report in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the statement of directors’ responsibilities on page 196.

Our responsibility is to audit the financial statements and the part of the directors’ remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and whether, in addition, the Group financial statements have been properly prepared in accordance with Article 4 of the International Accounting Standards Regulation.  We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the Company’s compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the FSA, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors’ remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s and Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors’ remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors’ remuneration report to be audited.

Opinion

In our opinion:

•             The Group financial statements give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of the Group’s affairs as at 31 December 2005 and of its profit for the year then ended;

•             the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;

•             the parent company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the parent company’s affairs as at 31 December 2005; and

•             the parent company financial statements and the part of the directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
15 March 2006

Supplementary International Financial Reporting Standards (IFRS) basis results

Additional IFRS basis information to enable consistent comparison of results for Prudential’s insurance operations

This information does not form part of the Group’s financial statements.

The statutory basis results included on pages 62 to 195 are for the years 2005 and 2004. These results reflect significant changes of accounting policies from those previously applied under UK Generally Accepted Accounting Principles (GAAP). For all except three IFRS standards these changes have been applied consistently in preparing the results for both years. However, as permitted by the IFRS transition rules, and consistent with the approach of groups with significant banking operations, where retrospective application is complex and onerous, the 2005 results include the effects of adoption of the standards IAS 32, IAS 39 and IFRS 4 for the Group’s insurance and other operations from 1 January 2005 rather than 1 January 2004. The 2004 comparative results in those statements are therefore prepared on an inconsistent basis.

The ‘pro forma IFRS basis’ comparative results shown below for 2004, reflect the estimated effect on the Group’s 2004 results if IAS 32, IAS 39 and IFRS 4 had been applied from 1 January 2004 to the Group’s insurance operations.

The main purpose of providing this pro forma information is to present the operating results for the UK insurance business and short-term fluctuations in investment returns for Jackson National Life (JNL) on a consistent basis. Under IAS 39 and IFRS 4, the assets and liabilities of certain unit-linked and similar contracts of the UK insurance business are subject to remeasurement. For JNL derivatives held for economic hedging purposes are fair valued under IAS 39 with value movements recorded in the income statement giving rise to significant levels of volatility. In addition, debt securities of JNL are fair valued with value movements taken directly to shareholders’ reserves through the statement of changes in equity.

		Based on
		statutory IFRS		Pro forma IFRS
		basis results		basis results
Summary results	Note	2005		2004
		£m		£m
Operating profit from continuing operations based on longer-term investment returns	1	957		699
Goodwill impairment charge		(120)		—
Short-term fluctuations in investment returns	2	211		293
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes		(50)		(7)
Profit from continuing operations before tax attributable to shareholders (including actual investment returns)		998		985
Tax attributable to shareholders’ profits		(241)		(290)
Profit from continuing operations after tax		757		695
Discontinued operations (net of tax)		3		(94)
Profit for the year		760		601

Attributable to:
Equity holders of the Company		748		602
Minority interests		12		(1)
Profit for the year		760		601

Earnings per share
Continuing operations
From operating profit, based on longer-term investment returns after related tax and minority interests of £761m (2004: £481m)		32.2	p	22.7	p
Adjustment for goodwill impairment charge		(5.1	)p	—
Adjustment from post-tax longer-term investment returns to post-tax actual investment returns (after related minority interests)		5.9	p	9.0	p
Adjustment for post-tax shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes		(1.5	)p	(0.2	)p
Based on profit from continuing operations after related tax and minority interests of £745m (2004: £669m)		31.5	p	31.5	p

Discontinued operations
Based on post-tax profit (loss) from discontinued operations (after minority interests)		0.1	p	(3.1	)p
Based on profit for the year after minority interests of £748m (2004: £602m)		31.6	p	28.4	p

Additional IFRS basis information to enable consistent comparison of results for Prudential’s insurance operations.

This information does not form part of the Group’s financial statements.

	Based on
	statutory IFRS	Pro forma IFRS
	basis results	basis results
Changes in equity (net of minority interest)	2005	2004
	£m	£m
Reserves
Profit for the year	748	602
Items recognised directly in equity:
Exchange movements	268	(191)
Movement on cash flow hedges	(4)	—
Unrealised valuation movements on securities classified as available-for-sale
Unrealised investment losses, net	(751)	(106)
Related change in amortisation of deferred income and acquisition costs	307	74
Related tax	218	23
Total items recognised directly in equity	38	(200)
Total income and expense for the year	786	402

Cumulative effect of changes in accounting principles on adoption of IAS 32, IAS 39 and IFRS 4, net of applicable taxes, at 1 January 2005:
Statutory IFRS basis	226	—
Less: pro forma adjustment reflected in adjusted shareholders’ equity at 1 January 2005 (as reflected in statement of changes in equity – see below) for impact of adoption of IAS 32, IAS 39 and IFRS 4 for insurance operations	(251)	—
Pro forma IFRS basis (i.e. transition adjustment in respect of banking and other non-insurance operations)	(25)	—
Dividends	(380)	(323)
Reserve movements in respect of share-based payments	15	10

Share capital and share premium
Proceeds from Rights Issue, net of expenses	—	1,021
Other new share capital subscribed	55	119
Treasury shares
Movement on own shares purchased in respect of share-based payment plans	0	(2)
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS	3	14
Net increase in shareholders’ equity	454	1,241

Shareholders’ equity at beginning of year
As previously reported under UK GAAP	4,281	3,240
Changes arising from adoption of statutory IFRS	208	53
Statutory IFRS basis	4,489	3,293
Pro forma basis adjustments for estimated impact if IAS 32, IAS 39, and IFRS 4 had been adopted from 1 January 2004 for insurance operations	251	206
Pro forma IFRS basis	4,740	3,499
Shareholders’ equity at end of year	5,194	4,740

Notes on the supplementary IFRS basis results

Additional IFRS basis information to enable consistent comparison of results for Prudential’s insurance operations. This information does not form part of the Group’s financial statements.

1. Operating profit from continuing operations based on longer-term investment returns*

	Based on
	statutory IFRS	Pro forma IFRS
	basis results	basis results
Results analysis by business area	2005	2004
	£m	£m
UK operations
UK insurance operations	400	296
M&G	163	136
Egg	44	61
Total	607	493

US operations
Jackson National Life	348	296
Broker-dealer and fund management (including Curian losses of £10m and £29m)	14	(14)
Total	362	282

Asian operations
Long-term business	195	117
Fund management	12	19
Development expenses	(20)	(15)
Total	187	121

Other income and expenditure
Investment return and other income	87	44
Interest payable on core structural borrowings	(175)	(154)
Corporate expenditure:
Group Head Office	(70)	(51)
Asia Regional Head Office	(30)	(29)
Charge for share-based payments for Prudential schemes	(11)	(7)
Total	(199)	(197)

Operating profit from continuing operations based on longer-term investment returns before exceptional items	957	699

*IFRS basis operating profit from continuing operations based on longer-term investment returns excludes goodwill impairment charges, short-term fluctuations in investment returns and the shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes. The amounts for these items are included in total IFRS profit as shown elsewhere in this Annual Report.

2. Short-term fluctuations in investment returns

	Based on
	statutory IFRS	Pro forma IFRS
	basis results	basis results
	2005	2004
	£m	£m
US operations:
Movement in market value of derivatives used for economic hedging purposes	122	144
Actual less longer-term investment returns for other items	56	61
Asian operations	32	37
Other operations	1	51
	211	293

Risk factors

The International Organisation of Securities Commissions (IOSCO) has recommended that annual reports of publicly held companies include a section on risk factors which discusses inherent risks in the business and trading environment. The US Securities and Exchange Commission (SEC) requires listed companies to disclose prominently risk factors that are specific to the companies or their industries in their annual reports on Form 20-F filed with the SEC. The Accounting Standards Board’s Reporting Statement: Operating and Financial Review (OFR), recommends as best practice, that the OFR has a description of the principal risks and uncertainties facing the business. The European Union (EU) Prospectus Directive also requires disclosure of risk factors.

A number of factors (risk factors) affect Prudential’s operating results, financial condition and trading price. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this report, is not updated, and any forward-looking statements are made subject to the reservations specified on the inside back cover of the Annual Report.

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions.

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions. In the UK, this is because a significant part of Prudential’s shareholders’ profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historic and current rates of return on equity, real estate and fixed income securities, as well as Prudential’s expectations of future investment returns.

In the US, fluctuations in prevailing interest rates can affect results from Jackson National Life (JNL) which is predominantly a spreadbased business with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products in JNL expose the Group to the risk that changes in interest rates which are not fully reflected in the interest rates credited to customers will reduce spread. The spread is the difference between the amounts that JNL is required to pay under the contracts and the rate of return it is able to earn on its general account investments to support the obligations under the contracts. Declines in spread from these products or other spread businesses that JNL conducts could have a material impact on its businesses or results of operations.

For some non unit-linked investment products, in particular those written in some of the Group’s Asian operations, it may not be possible to hold assets which will provide cash flows to exactly match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets such as Taiwan where regulated surrender values are set with reference to the interest rate environment prevailing at time of policy issue. This is due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. This results in a residual asset/liability mismatch risk which can be managed but not eliminated. Where interest rates in these markets remain lower than surrender values over a sustained period this could have an adverse impact on the Group’s reported profit.

In all markets in which Prudential operates, its businesses are susceptible to general economic conditions and changes in investment returns which can change the level of demand for Prudential’s products. Past uncertain trends in international economic and investment climates which have adversely affected Prudential’s business and profitability could be repeated. This adverse effect would be felt principally through reduced investment returns and credit defaults. In addition, falling investment returns could impair Prudential’s operational capability, including its ability to write significant volumes of new business. Prudential in the normal course of business enters into a variety of transactions, including derivative transactions with counterparties. Failure of any of these counterparties, particularly in conditions of major market disruption, to discharge their obligations, or where adequate collateral is not in place, could have an adverse impact on Prudential’s results.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

Due to the geographical diversity of Prudential’s businesses, it is subject to the risk of exchange rate fluctuations. Prudential’s international operations in the US and Asia, which represent a significant proportion of operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not separately managed. Consequently, this could impact on the Group’s gearing ratios (defined as debt over debt plus shareholders’ funds). The impact of gains or losses on currency translations is recorded as a component of shareholders’ funds within the statement of changes in equity.

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates.

Changes in government policy, legislation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential’s product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. For instance, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses. Also these changes could include possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. In the UK, the Financial Services Authority’s (FSA) depolarisation reforms and the rules relating to stakeholder products could have a significant effect on types of products sold by Prudential, how its products are priced, distributed and sold and on shareholders’ return on with-profits business. Similar changes in regulation in other jurisdictions could also have an impact elsewhere in the Group.

The EU Financial Conglomerates Directive (FCD) requires European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the Group level in respect of shareholder-owned entities. The test is a continuous requirement so that Prudential needs to maintain a somewhat higher amount of regulatory capital at the Group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. In addition, changes in the local regulatory regimes of designated territories could affect the calculation of the Group’s solvency position under FCD. The EU is also currently reviewing future solvency requirements (Solvency II) with a directive expected during 2007 for implementation by member states. Inconsistent application of these directives by regulators in different EU member states may place Prudential at a competitive disadvantage to other European financial services groups.

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make such contributions.

Any further changes or modification of the recently introduced International Financial Reporting Standards (IFRS) accounting policies and European Embedded Value (EEV) guidance may require a change in the reporting basis of future results or a restatement of reported results.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential’s reported results or on its relations with current and potential customers.

Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. This could be a review of business sold in the past under previously acceptable market practices at the time. Pending legal and regulatory actions include proceedings relating to aspects of Prudential’s business and operations which are typical of the business it operates in such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies and regulatory reviews on products sold and industry practices, including in the latter case businesses it has closed.

In the US, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, variable annuity and insurance product industries including new federal regulations in respect of broker-dealers. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

Although Prudential believes it has adequately reserved in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such reserves are sufficient. It is possible that Prudential’s future performance could be affected by an unfavourable outcome in these matters.

Prudential’s businesses are conducted in highly competitive environments with developing demographic trends and Prudential’s continued profitability depends on its management’s ability to respond to these pressures and trends.

The markets for the UK, US and Asian financial services are highly competitive, with several factors affecting Prudential’s ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees with local experience, particularly in Asia, may limit the Group’s potential to grow its business as quickly as planned.

Within the UK, Prudential’s principal competitors in the life market include many of the major stock and mutual retail financial services companies including, in particular, Aviva, Legal & General, HBOS and Standard Life.

JNL’s competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies. JNL’s principal life insurance company competitors in the US include AIG, Allstate Financial, Allianz Life of North America, AXA Financial Inc, Hartford Life Inc., ING, John Hancock, Lincoln Financial Group, Met Life and Prudential Financial.

Within Asia, the Group’s main regional competitors are international financial companies, including AIG, Allianz, ING and Manulife.

Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and hurt its relationships with creditors or trading counterparties.

Prudential’s financial strength and credit ratings, which are intended to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential’s products, and as a result its competitiveness. Downgrades in Prudential’s ratings could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure Prudential’s ability to meet its contractual obligations. Prudential believes the credit rating downgrades it experienced in 2002 and 2003, together with the rest of the UK insurance industry, have not to date had a discernible impact on the performance of its business.

Prudential’s long-term senior debt is rated as A2 (stable outlook) by Moody’s, AA– (negative outlook) by Standard & Poor’s and AA– (stable outlook) by Fitch.

Prudential’s short-term debt is rated as P-1 by Moody’s, A1+ by Standard & Poor’s and F1+ by Fitch.

The PAC long-term fund is rated Aa1 (stable outlook) by Moody’s, AA+ (stable outlook) by Standard & Poor’s and AA+ by Fitch.

Adverse experience in the operational risks inherent in Prudential’s business could have a negative impact on its results of operations.

Operational risks are present in all of Prudential’s businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential’s business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. In addition, Prudential outsources several operations, including certain UK processing and IT functions. In turn, Prudential is reliant upon the operational processing performance of its outsourcing partners.

Further, because of the long-term nature of much of Prudential’s business, accurate records have to be maintained for significant periods. Prudential’s systems and processes are designed to ensure that the operational risks associated with its activities are appropriately controlled but, for example, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during 2005, or which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

Adverse experience against the assumptions used in pricing products and reporting business results could significantly affect Prudential’s results of operations.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products and for reporting the results of its long-term business operations.

For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. As part of its pension annuity pricing and reserving policy, Prudential assumes that current rates of mortality continuously improve over time. During the year, Prudential carried out a review of its mortality experience across all of its nonprofit annuity business. As a result of this review, it strengthened the realistic and statutory male assumptions and weakened the realistic female assumptions to align the realistic assumptions with recent experience. Prudential continues to assume future improvements in mortality for males and females at levels projected on the Continuous Mortality Investigations (CMI) medium cohort table as published by the Institute and Faculty of Actuaries. If mortality improvement rates significantly exceed the improvement assumed, Prudential’s results of operations could be adversely affected.

A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its UK annuity business. Prudential’s persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly lower than assumed (that is, policy termination rates are significantly higher than assumed), Prudential’s results of operations could be adversely affected.

In common with other industry participants, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity trends, policy surrender rates, investment performance, unit cost of administration and new business acquisition expense.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.

Prudential’s insurance and investment management operations are generally conducted through direct and indirect subsidiaries. As a holding company, Prudential’s principal sources of funds are dividends from subsidiaries, shareholder-backed funds, the shareholder transfer from Prudential’s long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of the subsidiaries have regulatory restrictions that can limit the payment of dividends, which in some circumstances could limit the Group’s ability to pay dividends to shareholders.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties. These arrangements involve certain risks that Prudential does not face with respect to its consolidated subsidiaries.

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures. Prudential’s ability to exercise management control over its joint venture operations and its investment in them depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants. Prudential may also face financial or other exposure in the event that any of its joint venture partners fails to meet its obligations under the joint venture or encounters financial difficulty. In addition, a significant proportion of the Group’s product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements could affect Prudential’s results of operations.

European Embedded Value (EEV) basis supplementary information

Year ended 31 December 2005

Operating profit from continuing operations based on longer-term investment returns*

Results analysis by business area

	Note	2005	2004
		£m	£m
UK operations
New business	5, 17	243	241
Business in force	6	183	245
Long-term business		426	486
M&G		163	136
Egg		44	61
Total		633	683

US operations
New business	5, 17	211	145
Business in force	6	530	237
Long-term business		741	382
Broker-dealer and fund management		24	15
Curian		(10)	(29)
Total		755	368

Asian operations
New business	5, 17	413	355
Business in force	6	163	105
Long-term business		576	460
Fund management		12	19
Development expenses		(20)	(15)
Total		568	464

Other income and expenditure
Investment return and other income	7	42	0
Interest payable on core structural borrowings		(175)	(154)
Corporate expenditure:
Group Head Office		(70)	(51)
Asia Regional Head Office		(30)	(29)
Charge for share-based payments for Prudential schemes		(11)	(7)
Total		(244)	(241)
Operating profit from continuing operations based on longer-term investment returns		1,712	1,274
Analysed as profits (losses) from:
New business	5, 17	867	741
Business in force	6	876	587
Long-term business		1,743	1,328
Asia development expenses		(20)	(15)
Other operating results		(11)	(39)
Total		1,712	1,274

*EEV basis operating profit from continuing operations based on longer-term investment returns excludes goodwill impairment charges, short-term fluctuations in investment returns, the shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees caused by economic factors. The amounts for these items are included in total EEV profit. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this supplementary information.

Summarised consolidated income statement - EEV basis

Year ended 31 December 2005

	Note	2005	2004
		£m	£m
Operating profit from continuing operations based on longer-term investment returns
UK insurance operations		426	486
M&G		163	136
Egg		44	61
UK operations		633	683
US operations		755	368
Asian operations		568	464
Other income and expenditure		(244)	(241)
Operating profit from continuing operations based on longer-term investment returns		1,712	1,274
Goodwill impairment charge		(120)	—
Short-term fluctuations in investment returns	8	1,001	570
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	9	(47)	(12)
Effect of changes in economic assumptions and time value of cost of options and guarantees	10	(302)	(48)
Profit from continuing operations before tax (including actual investment returns)		2,244	1,784
Tax	11	(653)	(553)
Profit from continuing operations for the financial year after tax before minority interests		1,591	1,231
Discontinued operations (net of tax)		3	(94)
Profit for the year		1,594	1,137
Attributable to:
Equity holders of the Company		1,582	1,138
Minority interests		12	(1)
Profit for the year		1,594	1,137

Earnings per share – EEV basis

Year ended 31 December 2005

	Note	2005		2004
		£m		£m
Continuing operations
From operating profit, based on longer-term investment returns, after related tax and minority interests of £1,339m (2004: £916 million)	12	56.6	p	43.2	p
Based on profit from continuing operations after minority interests of £1,579m (2004: £1,205m)	12	66.8	p	56.8	p
Discontinued operations
Based on profit (loss) from discontinued operations after minority interests of £3m (2004: £(67)m)		0.1	p	(3.1	p)
Total – based on total profit for the financial year after minority interests of £1,582m (2004: £1,138m)		66.9	p	53.7	p
Average number of shares (million)		2,365		2,121

Dividends per share

Year ended 31 December 2005

	2005		2004
Dividends relating to the reporting period:
Interim dividend	5.30	p	5.19	p
Final dividend	11.02	p	10.65	p
Total	16.32	p	15.84	p
Dividends declared and paid in the reporting period:
Current year interim dividend	5.30	p	5.19	p
Final dividend for prior year	10.65	p	10.29	p
Total	15.95	p	15.48	p

Movement in shareholders’ capital and reserves (excluding minority interests) – EEV basis

Year ended 31 December 2005

Note	2005	2004
£m	£m
Profit for the year attributable to equity holders of the Company	1,582	1,138
Items taken directly to equity:
Cumulative effect of IAS 32, IAS 39 and IFRS 4, net of applicable taxes, at 1 January 2005	(25)	—
Unrealised valuation movement on securities classified as available-for-sale at 1 January 2005	(1)	—
Movement on cash flow hedges	(4)	—
Exchange movements	377	(239)
Related tax	65	(1)
Proceeds from Rights Issue, net of expenses	—	1,021
Other new share capital subscribed	55	119
Dividends	(380)	(323)
Reserve movements in respect of share-based payments	15	10
Treasury shares:
Movement in own shares in respect of share-based payment plans	0	(2)
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS	3	14
Net increase in shareholders’ capital and reserves	14	1,687	1,737
Shareholders’ capital and reserves, at beginning of year (excluding minority interests):
As previously reported on the achieved profits basis	8,596	7,005
Adjustments on implementation of statutory IFRS (excluding IAS 32, IAS 39 and IFRS 4)	17	165	15
Adjustments on implementation of EEV methodology	17	(147)	(143)
As restated on EEV basis	14	8,614	6,877
Shareholders’ capital and reserves at end of year (excluding minority interests)	13, 14, 17	10,301	8,614

Comprising:
UK operations:
Long-term business	5,132	4,228
M&G:
Net assets	245	297
Acquired goodwill	1,153	1,153
Egg	303	273
6,833	5,951
US operations	3,418	2,570
Asian operations:
Net assets	2,070	1,631
Acquired goodwill	172	292
Other operations:
Holding company net borrowings	(1,724)	(1,299)
Other net liabilities	(468)	(531)
13, 14, 17	10,301	8,614
Net asset value per share
Based on EEV basis shareholders’ capital and reserves of £10,301m (2004: £8,614m)	432	p	363	p
Number of shares at year end (millions)	2,387	2,375

Summarised consolidated balance sheet – EEV basis

31 December 2005

	Note	2005	2004
		£m	£m
Total assets less liabilities, excluding insurance funds		174,258	148,682
Less insurance funds:*
Policyholder liabilities (net of reinsurers’ share) and unallocated surplus of with-profits funds		(169,064)	(144,193)
Less shareholders’ accrued interest in the long-term business		5,107	4,125
		(163,957)	(140,068)
Total net assets	14, 17	10,301	8,614
Share capital		119	119
Share premium		1,564	1,558
Statutory basis shareholders’ reserves (following adoption of IFRS)		3,511	2,812
Additional EEV basis retained profit		5,107	4,125
Shareholders’ capital and reserves (excluding minority interests)	14, 17	10,301	8,614

*Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

The supplementary information on pages 204 to 229 was approved by the Board of Directors on 15 March 2006.

Sir David Clementi	Mark Tucker
Chairman	Group Chief Executive

Philip Broadley
Group Finance Director

Notes on the EEV basis supplementary information

1. Basis of preparation

The EEV basis results have been prepared in accordance with the EEV principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV Disclosures published in October 2005. Where appropriate the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).

The EEV results for the Group include the results for the covered business on the EEV basis. These results are then combined with the IFRS basis results of the Group’s other operations.

With two exceptions, covered business comprises the Group’s long-term business operations. The definition of long-term business operations is consistent with previous practice under modified statutory basis (MSB) and achieved profits basis reporting and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition. Under the EEV principles, the results for covered business now incorporate the projected margins of attaching internal fund management.

The exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and in respect of the Group’s defined benefit pension schemes. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund. As regards the Group’s defined benefit pension schemes, the deficits attaching to the Prudential Staff Pension Scheme (PSPS) and Scottish Amicable scheme are excluded. These deficits are partially attributable to the Prudential Assurance Company (PAC) with-profits fund and shareholder-backed long-term business. Further details are explained in note 2f.

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles.

Previously, the Group has reported supplementary information on the achieved profits basis for its interim and full year financial reporting. The adoption of the EEV basis reporting in place of achieved profits basis reporting reflects developments through the CFO Forum to achieve a better level of consistency and an improved embedded value methodology, and is applied by the major European insurance companies in their financial reporting.

2. Methodology

a) Embedded value

Overview

The embedded value is the present value of the shareholders’ interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders’ interest in the Group’s long-term business comprises:

•             Present value of future shareholder cash flows from in-force covered business (value of in-force business), less a deduction for the cost of locked-in (encumbered) capital;

•             locked-in (encumbered) capital; and

•             shareholders’ net worth in excess of encumbered capital.

The value of future new business is excluded from the embedded value.

Notwithstanding the basis of presentation of results (as explained in notes 4 and 6) no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or the profit before tax.

Value of in-force business

The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment return, expenses, surrender levels and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the risks associated with the cash flows that are not otherwise allowed for.

The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis and, prior to IFRS adoption, the MSB under UK Generally Accepted Accounting Principles (GAAP). However, since the embedded value basis reflects discounted future cash flows under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the year.

Cost of capital

A charge is deducted from the embedded value for the cost of capital supporting the Group’s long-term business. This capital is referred to as encumbered capital. The cost is the difference between the nominal value of the capital and the discounted present value of the projected releases of this capital allowing for investment earnings (net of tax) on the capital.

The annual result is impacted by the movement in this cost from year to year which comprises a charge against new business profit and a release in respect of the reduction in capital requirements for business in force as this runs off.

Where the capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of solvency capital. However, where business is funded directly by shareholders, the capital requires adjustment to reflect the cost of that capital to shareholders.

Financial options and guarantees

Nature of options and guarantees in Prudential’s long-term business

UK insurance operations

The only significant financial options and guarantees in the UK insurance operations arise in the with-profits sub-fund and SAIF. With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: annual and final. Annual bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The with-profits sub-fund held a provision on the Pillar 1 Peak 2 basis of £52 million (2004: £49 million) at 31 December 2005 to honour guarantees on a small amount of guaranteed annuity products.

Beyond the generic features described above, and the provisions held in respect of guaranteed annuities, there are very few explicit options or guarantees of the with-profits sub-fund such as minimum investment returns, surrender values, or annuity at retirement and any granted have generally been at very low levels.

The Group’s main exposure to guaranteed annuities in the UK is through SAIF and a provision on the Pillar 1 Peak 2 basis of £619 million (2004: £648 million) was held in SAIF at 31 December 2005 to honour the guarantees.

Jackson National Life

The principal options and guarantees valued under EEV for Jackson National Life (JNL) are associated with the fixed annuity and variable annuity lines of business.

Fixed annuities provide that at JNL’s discretion it may reset the interest rate credited to policyholders’ accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.5 per cent to 5.5 per cent (2004: 1.5 per cent to 5.5 per cent), depending on the particular product, jurisdiction where issued, and date of issue. At 31 December 2005, 73 per cent (2004: 73 per cent) of the fund relates to policies with guarantees of 3 per cent or less. The average guarantee rate is 3.3 per cent (2004: 3.3 per cent).

Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring JNL to liquidate assets at an inopportune time.

Variable annuity contracts may contain guarantees of certain minimum payments in the event of death, withdrawal or annuitisation. These guarantees may be related to (a) the amount of total deposits made to the contract adjusted for any partial withdrawals, (b) the total deposits made to the contract adjusted for any partial withdrawals, plus a minimum annual return, or (c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary.

These guarantees generally protect the policyholder’s value in the event of poor equity market performance.

JNL also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns would be of a similar nature as those described above for fixed annuities. In the case of the potential equity participation, JNL hedges this risk by purchasing futures and options on the relevant index.

Asian operations

Subject to local market circumstances and regulatory requirements, the guarantee features described above in respect of UK business broadly apply to similar types of participating contracts written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. The most significant book of non-participating business in the Group’s Asian operations is Taiwan’s whole of life contracts. For these contracts there are floor levels of policyholder benefits that accrue at rates set at inception which are set by reference to minimum returns established by local regulation at the time of inception. These rates do not vary subsequently with market conditions. Under these contracts the cost of premiums are also fixed at inception based on a number of assumptions at that time, including long-term interest rates, mortality assumptions and expenses. The guaranteed maturity and surrender values reflect the pricing basis.

Time value

The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value).

Where appropriate, a full stochastic valuation has been undertaken to determine the value of the in-force business including the cost of capital. A deterministic valuation of the in-force business is also derived using consistent assumptions and the time value of the financial options and guarantees is derived as the difference between the two.

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations such as equity volatility and credit losses reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in note 3.

b) Level of encumbered capital

In adopting the EEV principles, Prudential has based encumbered capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models, but when applying EEV Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in the UK and Asia, the capital available in the fund is sufficient to meet the encumbered capital requirements.

•             UK: economic capital requirements for annuity business are fully met by Pillar I requirements being 4 per cent of mathematical reserves (as used for achieved profits reporting), which are also sufficient to meet Pillar II requirements;

•             US: level of capital that has previously been locked in for achieved profits reporting, namely 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners at the Company Action Level (CAL), is sufficient to meet the economic capital requirement;

•             Asia: economic capital target is substantially higher than local statutory requirements in total. Economic capital requirements vary by territory, but in aggregate, the encumbered capital is equivalent to the amount required under the Financial Conglomerates Directive (FCD).

The table below summarises the levels of encumbered capital as a percentage of the relevant statutory requirement:

Capital as a percentage of relevant statutory requirement
UK business (excluding annuities)	100% of EU minimum
UK annuity business	100% of EU minimum
Jackson National Life	235% of CAL
Asian operations	100% of FCD

c) Risk discount rates

Overview

Under the CFO Forum Principles, discount rates used to determine the present value of future cash flows are set equal to risk-free rates plus a risk margin. The risk margin should reflect any risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect changes in risk inherent in each product group. The risk discount rate so derived does not reflect a market beta but instead reflects the risk of volatility associated with the cash flows in the embedded value model.

Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.

For Prudential’s UK annuity business, which is well matched, the predominant risks are credit risk and longevity risk. For this line of business the achieved profits methodology for embedded values has been carried over and the risk discount rate has been derived by comparison to a market consistent valuation.

Allowance for risk

The risk allowance in the risk discount rate is determined as follows:

Market risk

Under Capital Asset Pricing Methodology (CAPM) the discount rate is determined as:

Discount rate = risk-free rate + (beta x equity risk premium)

Under CAPM, the beta of a portfolio or product measures its relative market risk.

The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. They are determined by considering how the profits from each product are impacted by changes in expected returns on various asset classes, and by converting this into a relative rate of return it is possible to derive a product specific beta.

CAPM does not include any allowance for non-market risks since these are assumed to be fully diversifiable. For EEV purposes, however, a risk margin is added for non-diversifiable non-market risks and to cover Group level risks.

Product-level betas are calculated each year. They are combined with the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Diversifiable non-market risks

No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market risks are considered to be diversifiable.

Non-diversifiable, non-market risks

Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been used.

A constant margin of 50 basis points has been added to the risk margin derived for market risk to cover the non-diversifiable non-market risks associated with the business.

d) Management actions

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, the following areas:

•             Investment allocation decisions;

•             levels of reversionary bonuses and credited rates; and

•             total claim values.

Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.

In all instances the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits sub-fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management.

e) With-profits business and the treatment of the estate

For the PAC with-profits sub-fund, the shareholders’ interest in the estate is derived by increasing terminal bonus rates so as to exhaust the estate over the lifetime of the in-force with-profits business. In those few extreme scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders.

f) Pension costs

The Group operates three defined benefit schemes in the UK. The principal scheme is the Prudential Staff Pension Scheme (PSPS). The other two much smaller schemes are the Scottish Amicable and M&G schemes. There is also a small scheme in Taiwan.

Under IFRS the deficits attaching to these schemes are accounted for in accordance with the provisions of IAS 19. The deficits represent the difference between the market value of the schemes’ assets and the discounted value of projected future benefit payments to retired members and deferred pensioners and, to the extent of service to date, current employed members.

For PSPS the deficit is allocated between the PAC with-profits sub-fund and shareholder-backed operations by reference to the activities of the members of the scheme during their period of service. For the 2004 year end the deficit was allocated in the ratio 80/20. For the 2005 year end, following further detailed consideration of the sourcing of previous contributions by Group companies and funds, this ratio has been altered to 70/30 for the allocation of the deficit between the with-profits sub-fund and shareholder-backed operations. Additional details on the effect of the movement on the deficits of the Group’s defined benefit pension schemes is set out in note 9.

Under the EEV basis the IAS 19 basis deficit is initially allocated in the same manner. The shareholders’ 10 per cent interest in the PAC with-profits sub-fund estate is determined after deduction of the portion of the IAS 19 basis deficits attributable to the fund. Adjustments under EEV in respect of accounting for deficits on deferred benefit schemes are reflected as part of other operations, as shown in note 13.

Separately, the projected cash flows of in-force covered business include contributions to the defined benefit schemes for future service based on the contribution basis to the schemes applying at the time of preparation of results.

g) Debt capital

Core structural debt liabilities are carried at market value.

3. Assumptions

a) Best estimate assumptions

Best estimate assumptions are used for the projections, where best estimate is defined as the mean of the distribution of all possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that changes in future experience are reasonably certain.

Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumption and the stochastic variables.

b) Principal economic assumptions

Deterministic

In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on fixed interest securities. This ‘active’ basis of assumption setting has been applied in preparing the results of all the Group’s UK and US long-term business operations. For the Group’s Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong.

An exception to this general rule is that for countries where long-term fixed interest markets are underdeveloped, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group’s Asian operations.

Expected returns on equity and property asset classes are derived by adding a risk premium, also based on the long-term view of Prudential’s economists in respect of each territory, to the risk-free rate. In the UK the equity risk premium is 4.0 per cent (2004: 3.0 per cent) above risk-free rates. The equity risk premium in the US is also 4.0 per cent (2004: 3.0 per cent). In Asia, equity risk premiums range from 3.0 per cent to 5.75 per cent. Assumptions for other asset classes, such as corporate bond spreads, are set consistently as best estimate assumptions.

The investment return assumptions as derived above are applied to the actual assets held at the valuation date to derive the overall fund-earned rate.

The table below summarises the principal financial assumptions:

	31 Dec 2005	31 Dec 2004
	%	%
UK insurance operations
Risk discount rate:
New business	7.55	7.1
In force	7.7	7.1
Pre-tax expected long-term nominal rates of investment return:
UK equities	8.1	7.6
Overseas equities	8.1 to 8.75	7.3 to 8.3
Property	6.4	6.3
Gilts	4.1	4.6
Corporate bonds	4.9	5.5
Expected long-term rate of inflation	2.9	2.9
Post-tax expected long-term nominal rate of return:
Pension business (where no tax applies)	7.1	6.8
Life business	6.3	5.9

US operations (Jackson National Life)
Risk discount rate:
New business	6.9	6.1
In force	6.1	5.8
Expected long-term spread between earned rate and rate credited to policyholders for single premium deferred annuity business	1.75	1.75
US 10-year treasury bond rate at end of period	4.4	4.3
Pre-tax expected long-term nominal rate of return for US equities	8.4	7.3
Expected long-term rate of inflation	2.4	2.6

Asian operations

		Hong Kong						Hong Kong
	China	(note iii)	India	Indonesia	Japan	Korea	China	(note iii)	India	Indonesia	Japan	Korea
	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec
	2005	2005	2005	2005	2005	2005	2004	2004	2004	2004	2004	2004
	%	%	%	%	%	%	%	%	%	%	%	%
Risk discount rate:
New business	12.0	5.9	16.5	17.5	5.0	10.3	10.0	4.7	16.0	18.75	5.0	7.1
In force	12.0	6.15	16.5	17.5	5.0	10.3	10.0	5.0	16.0	18.75	5.0	7.1
Expected long-term rate of inflation	4.0	2.25	5.5	6.5	0.0	2.75	3.0	2.25	5.25	7.75	0.0	2.75
Government bond yield	9.0	4.8	10.5	11.5	1.8	5.8	7.25	4.9	10.25	13.0	1.9	3.9

	Malaysia	Philippines	Singapore	Taiwan (note ii)	Thailand	Vietnam	Malaysia	Philippines	Singapore	Taiwan (note ii)	Thailand	Vietnam
	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec
	2005	2005	2005	2005	2005	2005	2004	2004	2004	2004	2004	2004
	%	%	%	%	%	%	%	%	%	%	%	%
Risk discount rate:
New business	9.4	16.5	6.7	9.0	13.75	16.5	9.0	16.25	6.3	7.1	13.5	15.5
In force	9.0	16.5	6.8	9.4	13.75	16.5	8.7	16.25	6.4	8.2	13.5	15.5
Expected long-term rate of inflation	3.0	5.5	1.75	2.25	3.75	5.5	3.0	5.25	2.25	2.25	3.75	4.5
Government bond yield	7.5	10.5	4.5	5.5	7.75	10.5	7.0	10.5	5.0	5.5	7.75	9.75

	Asia total	Asia total
	31 Dec	31 Dec
	2005	2004
	%	%
Weighted risk discount rate (note i)
New business	9.8	8.0
In force	8.4	7.9

Notes

(i) The weighted discount rates for the Asian operations shown above have been determined by weighting each country’s discount rates by reference to the EEV basis operating result for new business and the closing value of in-force business.

(ii) For traditional business in Taiwan, the economic scenarios used to calculate 2005 EEV basis results reflect the assumption of a phased progression of the bond yields from the current rates to the long-term expected rates. The projections assume that, in the average scenario, the current bond yields of around 2 per cent trend towards 5.5 per cent at 31 December 2012. Allowance is made for the mix of assets in the fund, our future investment strategy and the market value depreciation of the bonds as a result of the assumed yield increases. This gives rise to an average assumed Fund Earned Rate that trends from 2.3 per cent to 5.4 per cent in 2013 and falls below 2.3 per cent for seven years due to the depreciation of bond values as yields rise. Thereafter, the Fund Earned Rate fluctuates around a target of 5.9 per cent. This compares to a grading of 3.4 per cent at 31December 2004 to 5.9 per cent by 31 December 2012 for the 2004 results. Consistent with our EEV methodology, a constant discount rate has been applied to the projected cash flows.

(iii) Assumptions for US dollar denominated business which comprises the larger proportion of the in-force Hong Kong business.

(iv) Assumed equity yields

The most significant equity holdings in the Asian operations are in Hong Kong, Singapore and Malaysia. The mean equity return assumptions for those territories at 31 December 2005 (2004) were 8.6 per cent (7.3 per cent), 9.3 per cent (9.75 per cent) and 12.8 per cent (12.25 per cent). To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

Stochastic

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations such as the volatilities of asset returns reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.

UK insurance operations

•             Interest rates are projected using a two-factor model calibrated to actual market data;

•             the risk premium on equity assets is assumed to follow a log-normal distribution;

•             the corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and

•             property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

The rates to which the model has been calibrated are set out below:

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

Standard deviations have been calculated by taking the annualised variance of the returns over all the simulations, taking the square root and averaging over all durations in the projection. For bonds the standard deviations relate to the yields on bonds of the average portfolio duration. For equity and property, they relate to the total return on these assets. The standard deviations applied are as follows:

Standard deviation
%
Government bond yield	2.0
Corporate bond yield	5.5
Equities:
UK	18.0
Overseas	16.0
Property	15.0

Jackson National Life

•             Interest rates are projected using a log-normal generator calibrated to actual market data;

•             corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and

•             variable annuity equity and bond returns have been stochastically generated using a regime-switching log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns ranges from 18.6 per cent to 28.1 per cent, depending on risk class, and the volatility of bond funds ranges from 1.4 per cent to 1.8 per cent.

Asian operations

The same asset return model, as used in the UK, appropriately calibrated, has been used for the Asian operations. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property is not held as an investment asset.

The stochastic cost of guarantees are only of significance for the Hong Kong, Singapore, Malaysia and Taiwan operations.

The mean stochastic returns are consistent with the mean deterministic returns for each country. The volatility of equity returns ranges from 18 per cent to 26 per cent, and the volatility of government bond returns ranges from 1.6 per cent to 8.9 per cent.

c) Demographic assumptions

Persistency, mortality and morbidity assumptions are based on an analysis of recent experience but also reflect expected future experience. Where relevant, when calculating the time value of in-force business, policyholder withdrawal rates vary in line with the emerging investment conditions according to management’s expectations.

d) Expense assumptions

Expense levels, including those of service companies that support the Group’s long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified separately and reported separately. No productivity gains have been assumed.

Asia development and Regional Head Office expenses are charged to EEV basis results as incurred. No adjustment is made to the embedded value of covered business as the amounts of expenditure that relate to operating expenses are not material. Similarly corporate expenditure for Group Head Office, to the extent not allocated to the PAC with-profits fund, is charged to the EEV basis result as incurred.

e) Inter-company arrangements

There are no inter-company arrangements such as reinsurance or loans associated with covered business for which adjustment has been required in preparing the EEV basis results.

f) Taxation and other legislation

Current taxation and other legislation has been assumed to continue unaltered except where changes have been announced and the relevant legislation passed.

g) Fund management and service companies

The value of future profits or losses from fund management and service companies that support the Group’s covered businesses are included in the profits for new business and the in-force value of the Group’s long-term business.

4. Accounting presentation

a) Analysis of profit before tax

To the extent applicable, presentation of the EEV profit for the year is consistent with the basis the Group applies for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results of the Group’s continuing operations including longer-term investment returns. Operating results include the impact of routine changes of estimates and non-economic assumptions. Non-operating results include certain recurrent and exceptional items that primarily do not reflect the performance in the year of the Group’s continuing operations.

b) Investment return

Profit before tax

With the exception of debt securities held by JNL, investment gains and losses during the year (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the year and shareholders’ funds as they arise.

In the case of JNL, market value movements on debt securities are initially recorded as movements in shareholder reserves, reflecting the available-for-sale categorisation under IFRS. Similarly the value movements on derivatives are recorded in the income statement. However, it is assumed that fixed income investments will normally be held until maturity. Therefore, unrealised gains and losses on these securities are not reflected in either the EEV or statutory basis results and, except on realisation or impairment of investments, only income received and the amortisation of the difference between cost and maturity values are recognised to the extent attributable to shareholders. This is consistent with the basis of valuation of future cash flows of in-force business, which inter alia, reflects spread basis earnings which are not directly affected by short-term value movements in fixed income securities. Similar principles apply to value movements on JNL’s derivatives that are fair valued for IFRS reporting with value movements booked in the IFRS income statement.

Investment returns reflect those earned on a market basis over the period without smoothing, but after appropriate adjustments for movements in the additional shareholders’ interest recognised on the EEV basis.

Operating profit

Investment returns, including investment gains, in respect of long-term insurance business are recognised in operating results at the expected long-term rate of return. For the purposes of calculating longer-term investment return to be included in operating results of UK operations, where equity holdings are a significant proportion of investment portfolios, values of assets at the beginning of the reporting period are adjusted to remove the effects of short-term market volatility.

For the purposes of determining the long-term returns for debt securities of shareholder-backed operations, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. Interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds. For equity-related investments of JNL, a long-term rate of return is assumed, which reflects the aggregation of risk-free rates and equity risk premium.

c) Pension costs

Profit before tax

Movements on the shareholders’ share of deficits of the Group’s defined benefit pension schemes adjusted for contributions paid in the year are recorded within the income statement. Consistent with the basis of distribution of bonuses and the treatment of the estate described in notes 2d) and 2e), the shareholders’ share incorporates 10 per cent of the proportion of the deficits attributable to the PAC with-profits sub-fund. The deficits are determined by applying the requirements of IAS 19.

Actuarial gains and losses

Actuarial gains and losses comprise:

•             The difference between actual and expected return on the scheme assets;

•             experience gains and losses on scheme liabilities; and

•             the impact of altered economic and other assumptions on the discount value of scheme liabilities.

These items are recorded in the income statement but, consistent with the IFRS basis of presentation, are excluded from operating results.

For 2005 additional non-recurrent gains and losses in respect of the Group’s defined benefit pension schemes have been recorded. These are explained in note 9.

d) Effect of changes in economic assumptions and time value of cost of options and guarantees

Movements in the value of in-force business caused by changes to economic assumptions and the time value of cost of options and guarantees, (which is primarily due to economic experience over the year and changes in economic assumptions) are recorded in non-operating results.

e) Results for fund management operations

The results of the Group’s fund management operations include the profits from management of internal and external funds. For EEV basis reporting, Group shareholders’ other income is adjusted to deduct the expected margin for the year on management of covered business. The deduction is on a basis consistent with that used for projecting the results for covered business. Group operating profit accordingly includes the variance between actual and expected profit in respect of covered business.

4. Accounting presentation

f) Capital held centrally for Asian operations

In adopting the EEV principles Prudential has decided to set encumbered capital at its internal targets for economic capital. In Asia, the economic capital target is substantially higher than the local statutory requirements in total. Accordingly, capital is held centrally for Asian operations. For the purposes of the presentation of the Group’s operating results, it is assumed that the centrally held capital is lent interest free to the Asian operations. In turn the results of the Asian operations include the return on that capital and Group shareholders’ other income for EEV basis reporting is consequently reduced.

g) Taxation

The EEV profit for the year for covered business is calculated initially at the post-tax level. The post-tax profit is then grossed up for presentation purposes at the effective rate of tax. In general, the effective rate corresponds to the corporation tax rate on shareholder profits of the business concerned. Under achieved profits, except for JNL, this basis also applied. For JNL, under achieved profits pre-tax results were determined by applying the risk discount rate to pre-tax cash flows adjusted for the impact of capital charges.

h) Foreign currency translation

Foreign currency profit and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange. The purpose of translating the profit and losses at average exchange rates, notwithstanding the fact that EEV profit represents the incremental value added on a discounted cash flow basis, is to maintain consistency with the methodology applied for IFRS basis reporting.

The principal exchange rates applied are:

	Closing rate at	Average	Closing rate at	Average	Opening rate at
Local currency: £	31 Dec 2005	for 2005	31 Dec 2004	for 2004	1 Jan 2004
Hong Kong	13.31	14.15	14.92	14.27	13.90
Japan	202.63	200.13	196.73	198.08	191.85
Malaysia	6.49	6.89	7.30	6.96	6.80
Singapore	2.85	3.03	3.13	3.10	3.04
Taiwan	56.38	58.47	60.84	61.10	60.78
US	1.72	1.82	1.92	1.83	1.79

5. Operating profit and margins from new business

a) Profit

	2005			2004
	Pre-tax	Tax	Post-tax	Pre-tax	Tax	Post-tax
	£m	£m	£m	£m	£m	£m
UK insurance operations	243	(73)	170	241	(72)	169
Jackson National Life (note i)	211	(74)	137	145	(51)	94
Asian operations	413	(124)	289	355	(105)	250
Total	867	(271)	596	741	(228)	513
(i) Jackson National Life net of tax profit
Before capital charge			150			106
Capital charge			(13)			(12)
After capital charge			137			94

In determining the EEV basis value of new business written in the year the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Included within pre-tax new business profits shown in the table above are profits arising from fund management business falling within the scope of covered business of:

	2005	2004
	£m	£m
UK insurance operations	7	10
Jackson National Life	2	4
Asian operations	10	3
	19	17

b) Margins

				Present
				value
			Annual	of new
			premium	business	Pre-tax new
	New business premiums		equivalent	premiums	business	New business margin
2005	Single	Regular	(APE)	(PVNBP)	contribution	(APE)	(PVNBP)
	£m	£m	£m	£m	£m	%	%
UK insurance operations	7,085	191	900	7,593	243	27	3.2
Jackson National Life	5,009	14	515	5,135	211	41	4.1
Asian operations	837	648	731	4,039	413	56	10.2
Total	12,931	853	2,146	16,767	867	41	5.2

				Present
				value
			Annual	of new
			premium	business	Pre-tax new
	New business premiums		equivalent	premiums	business	New business margin
2004	Single	Regular	(APE)	(PVNBP)	contribution	(APE)	(PVNBP)
	£m	£m	£m	£m	£m	%	%
UK insurance operations	6,357	181	817	7,012	241	30	3.4
Jackson National Life	4,408	12	453	4,506	145	32	3.2
Asian operations	662	510	576	3,404	355	62	10.4
Total	11,427	703	1,846	14,922	741	40	5.0

	New business margin
	(APE)
	2005	2004
	%	%
Asian operations:
Hong Kong	60	64
Korea	37	36
Taiwan	51	62
India	29	27
Other	74	73
Total Asian operations	56	62

New business premiums reflect those premiums attaching to covered business including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent premium business. Internal vesting annuity business is classified as new business where the contracts include an open market option.

New business margins are shown on two bases, namely the margins by reference to Annual Premium Equivalents (APE) and the Present Value of New Business Premiums (PVNBP). APEs are calculated as the aggregate of regular new business premiums and one tenth of single new business premiums. PVNBPs are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

The table above excludes margins for SAIF new business.

New business contributions are determined by applying the economic and non-economic assumptions applying at the end of the year. The contributions represent profits at the end of the year.

6. Operating profit from business in force

	2005	2004
	£m	£m
UK insurance operations
Unwind of discount and other expected returns (note i)	424	351
Cost of strengthened persistency assumption (note ii)	(148)	(73)
Mortality related cost of capital charge (note iii)	(47)	—
Other items (note iv)	(46)	(33)
	183	245

Jackson National Life
Unwind of discount and other expected returns: (note i)
On value of in-force and required capital	160	123
On surplus assets (over target surplus)	52	36
Spread experience variance	89	41
Amortisation of interest-related realised gains and losses	53	54
Profit on repricing Term contracts	140	—
Profit (loss) from changes to other operating assumptions	10	(4)
Other	26	(13)
	530	237

Asian operations
Unwind of discount and other expected returns (note i)	162	120
Change in operating assumptions	(9)	(24)
Experience variances and other items	10	9
	163	105
Total	876	587

Notes

(i) For UK insurance and Asian operations, unwind of discount and other expected returns is determined by reference to the value of in-force business, required capital and surplus assets at the start of the year as adjusted for the effect of changes in economic and operating assumptions reflected in the current year. For the unwind of discount for UK insurance operations included in operating results based on longer-term returns a further adjustment is made. For UK insurance operations the amount represents the unwind of discount on the value of in-force business at the beginning of the year (adjusted for the effect of current year assumption changes), the expected return on smoothed surplus assets retained within the main with-profits fund and the expected return on shareholders’ assets held in other UK long-term business operations. Surplus assets retained within the main with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility from operating results. In the balance sheet and for total profit reporting, asset values and investment returns are not smoothed. For JNL the return on surplus assets is shown separately. Also for JNL the 2004 unwind of discount and ‘other’ profits have been adjusted by £26 million and £(26) million respectively for refinement to the basis of calculation.

(ii) The £148 million cost of strengthened persistency assumption relates to a number of products, primarily in respect of with-profits bonds. The £73 million cost of strengthened persistency assumption for 2004 relates to the closed book of personal pension policies sold by the now discontinued direct sales force.

(iii) The £47 million charge primarily relates to the cost of capital attaching to liability strengthening on the regulatory basis for annuity business.

(iv) Other charges of £46 million include £45 million of costs associated with complying with regulatory requirements including Sarbanes-Oxley, product and distribution development, £19 million of negative experience variances and other net positive items of £18 million. In determining the appropriate expense assumptions for 2005 account has been taken of the cost synergies that are expected to arise with some certainty from the initiative announced on 1 December 2005 from UK insurance operations working more closely with Egg and M&G. Without this factor there would have been a charge for altered expense assumptions of approximately £55 million. The £33 million charge for other items for 2004 includes £21 million of costs associated with complying with new regulatory requirements and restructuring and £12 million of negative experience variances.

7. Investment return and other income

	2005	2004
	£m	£m
IFRS basis	87	44
Less: allocation of investment return on centrally held capital in respect of Asian business to operating result of Asian operations	(21)	(22)
Less: projected fund management result in respect of covered business incorporated in opening EEV value	(24)	(22)
EEV basis	42	0

8. Short-term fluctuations in investment returns

	2005	2004
	£m	£m
Long-term business:
UK insurance operations (note i)	994	408
Jackson National Life (including mark to market value of core structural borrowings) (note ii)	65	103
Asian operations	41	91
Share of investment return of funds managed by PPM America that are consolidated into Group results but attributable to external investors	0	9
Share of profits of venture investment companies and property partnerships of the PAC with-profits fund that are consolidated into Group results but are attributable to external investors	1	9
Movement in mark to market value of core structural borrowings held centrally	(65)	(63)
Other operations	(35)	13
Total	1,001	570

Notes

(i) Short-term fluctuations in investment returns represent for UK insurance operations the difference between actual investment returns in the year attributable to shareholders and the expected returns as described in note 3.

(ii) Short-term fluctuations for JNL comprise:

	2005	2004
	£m	£m
Actual investment return on investments less long-term returns included within operating profit:
Actual realised gains less default assumption and amortisation of interest-related realised gains and losses for fixed maturity securities	5	51
Actual less long-term return on equity-based investments and other items	58	22
Investment return related gain due primarily to changed expectation of profits on in-force variable annuity business in future periods based on current period equity returns*	4	36
Mark to market value of core structural borrowings	(2)	(6)
	65	103

*This adjustment arises due to market returns being higher than the assumed long-term rate of return. This gives rise to higher than expected year end values of variable annuity assets under management with a resulting effect on the projected value of future account values, and hence future profitability.

9. Actuarial and other gains and losses on defined benefit pension schemes

The charge of £47 million (2004: £12 million) included in total profit reflects the shareholders’ share of actuarial and other gains and losses on the Group’s defined benefit pension schemes. On the EEV basis, this includes a 10 per cent share of the actuarial gains and losses on the share of the deficit attributable to the PAC with-profits fund for the Prudential Staff and Scottish Amicable Pension Schemes. The 2005 charge of £47 million includes a charge of £43 million for altered renewal expense assumptions arising from the prospective increase in employer contributions for the Prudential Staff Pension Scheme for future service of active members (as distinct from deficit funding).

10. Effect of changes in economic assumptions and time value of cost of options and guarantees

The profits (losses) on changes in economic assumptions and time value of cost of options and guarantees resulting from changes in economic factors for in-force business included within the profit on ordinary activities before tax arise as follows:

	2005			2004
	Change in economic assumptions	Change in time value of cost of options and guarantees	Total	Change in economic assumptions	Change in time value of cost of options and guarantees	Total
	£m	£m	£m	£m	£m	£m
UK insurance operations	(81)	31	(50)	40	46	86
Jackson National Life	(3)	11	8	(53)	6	(47)
Asian operations (note i)	(265)	5	(260)	(113)	26	(87)
Total	(349)	47	(302)	(126)	78	(48)

Note

(i) Consistent with prior periods for the Taiwan operation, the projections include an assumption of phased progression of the bond yields of around 2 per cent towards 5.5 per cent at 31 December 2012 as described in note 3b(ii). This takes into account the effect on bond values of interest rate movements. The principal cause of the £265 million charge for the effect of changed economic assumptions is the reduction in short-term earned rates in Taiwan. This reduction has the effect of delaying the emergence of the expected long-term rate.

11. Taxation charge

The tax charge comprises:

	2005	2004
	£m	£m
Tax on operating profit from continuing operations
Long-term business:
UK insurance operations	127	142
Jackson National Life	204	116
Asian operations*	162	119
	493	377
Other operations	(130)	(27)
Total tax charge on operating profit from continuing operations	363	350
Tax on items not included in operating profit
Tax charge on short-term fluctuations in investment returns	343	189
Tax credit on actuarial and other gains and losses of defined benefit pension schemes	(14)	(5)
Tax (credit) charge on effect of changes in economic assumptions and time value of cost of options and guarantees	(39)	19
Total tax charge on items not included in operating profit from continuing operations	290	203
Tax charge on profit on ordinary activities from continuing operations (including tax on actual investment returns)	653	553

*Including tax relief on development expenses.

The profit for the year for covered business is in most cases calculated initially at the post-tax level. The post-tax profit for covered business is then grossed up for presentation purposes at the effective rates of tax applicable to the countries and years concerned. In the UK this is the UK corporation tax rate of 30 per cent. For JNL the federal rate of 35 per cent is applied to gross up movements on the value of in-force business. Effects on statutory tax for the period affect the overall tax rate. For Asia, similar principles apply subject to the availability of taxable profits.

12. Earnings per share (EPS)

	2005		2004
	£m		£m
Operating EPS from continuing operations:
Operating profit before tax	1,712		1,274
Tax	(363)		(350)
Minority interests	(10)		(8)
Operating profit after tax and minority interests from continuing operations	1,339		916
Operating EPS from continuing operations	56.6	p	43.2	p
Total EPS from continuing operations:
Total profit before tax	2,244		1,784
Tax	(653)		(553)
Minority interests	(12)		(26)
Total profit after tax and minority interests from continuing operations	1,579		1,205
Total EPS from continuing operations	66.8	p	56.8	p
Average number of shares (millions)	2,365		2,121

13. Shareholders’ funds – segmental analysis

	2005	2004
	£m	£m
UK operations
Long-term business operations (notes ii and iii):
Smoothed shareholders’ funds (note i)	4,558	4,067
Actual shareholders’ funds less smoothed shareholders’ funds	574	161

EEV basis shareholders’ funds	5,132	4,228
M&G (note vii):
Net assets of operations	245	297
Acquired goodwill (note v)	1,153	1,153
Egg (note vii)	303	273
	6,833	5,951
US operations
Jackson National Life (net of surplus note borrowings of £183m (2004: £162m) note vi):
Before capital charge:
Excluding assets in excess of target surplus	2,566	1,817
Assets in excess of target surplus	899	769
	3,465	2,586
Capital charge (note iv)	(117)	(80)
After capital charge	3,348	2,506
Broker-dealer, fund management and Curian operations (note vii)	70	64
	3,418	2,570
Asian operations
Long-term business (note ii):
Net assets of operations – EEV basis shareholders’ funds	1,988	1,565
Acquired goodwill (note v)	111	231
Fund management (note vii):
Net assets of operations	82	66
Acquired goodwill (note v)	61	61
	2,242	1,923
Other operations
Holding company net borrowings (note vi)	(1,724)	(1,299)
Pension scheme deficits (net of tax) attributable to shareholders (note vii)	(142)	(152)
Other net liabilities (note vii)	(326)	(379)
	(2,192)	(1,830)
Total	10,301	8,614

Notes

(i) UK long-term business smoothed shareholders’ funds reflect an adjustment to the assets of the PAC with-profits sub-fund, for the purposes of determining the unwind of discount included in operating profits, to remove the short-term volatility in market values of assets. Shareholders’ funds in the balance sheet are determined on an unsmoothed basis.

(ii) A charge is deducted from the annual result and balance sheet value for the cost of capital for the Group’s long-term business operations. The cost is the difference between the nominal value of solvency capital and the present value, at risk discount rates, of the projected releases of this capital and the investment earnings on the capital. Where solvency capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of solvency capital.

(iii) The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10 per cent. Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the lifetime of the business in force.

(iv) In determining the cost of capital of JNL, it has been assumed that an amount equal to 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level must be retained. The impact of the related capital charge is to reduce JNL’s shareholders’ funds by £117 million (2004: £80 million).

(v) Under IFRS, subject to impairment testing, goodwill is no longer amortised from the date of adoption i.e. 1 January 2004. Acquired goodwill of the Japan life business has been subject to an impairment charge included in the 2005 results of £120 million.

Goodwill attaching to venture fund investment subsidiaries of the PAC with-profits fund that are consolidated under IFRS are not included in the table above as the goodwill attaching to these companies is not relevant to the analysis of shareholders’ funds.

(vi) Net core structural borrowings of shareholder-financed operations comprise:

	2005	2004
	£m	£m
Holding company cash and short-term investments	1,128	1,561
Core structural borrowings – central funds	(2,852)	(2,860)
Holding company net borrowings	(1,724)	(1,299)
Core structural borrowings – Jackson National Life	(183)	(162)
	(1,907)	(1,461)

The altered carrying value of core structural borrowings under EEV reflects the application of market values rather than IFRS basis values.

(vii) With the exception of the share of pension scheme deficits attributable to the PAC with-profits fund, the amounts shown for the items in the table above that are referenced to this note have been determined on the statutory IFRS basis. The deficit for the defined benefit pension scheme reflects the statutory net of tax IFRS provision of £113 million (2004: £105 million), augmented by £29 million (2004: £47 million) for the shareholders’ share of the net of tax deficit attributable to the PAC with-profits fund.

14. Reconciliation of movement in shareholders’ funds

	Long-term business operations			Total
	UK insurance operations	JNL	Asian operations	long-term business operations	Other operations	Group total
	£m	£m	£m	£m	£m	£m
Operating profit (including investment return based on long-term rates of returns)
Long-term business:
New business (note 5)	243	211	413	867		867
Business in force (note 6)	183	530	163	876		876
	426	741	576	1,743		1,743
Asia development expenses			(20)	(20)		(20)
M&G					163	163
Egg					44	44
Asian fund management operations					12	12
US broker-dealer and fund management					24	24
Curian					(10)	(10)
Other income and expenditure					(244)	(244)
Operating profit (loss) from continuing operations	426	741	556	1,723	(11)	1,712
Goodwill impairment charge					(120)	(120)
Short-term fluctuations in investment returns (note 8)	995	65	41	1,101	(100)	1,001
Actuarial and other gains and losses on defined benefit pension schemes (note 9)	(43)		3	(40)	(7)	(47)
Effect of changes in economic assumptions and time value of cost of options and guarantees (note 10)	(50)	8	(260)	(302)		(302)
Profit (loss) on ordinary activities before tax (including actual investment returns)	1,328	814	340	2,482	(238)	2,244
Tax on profits (losses) from continuing operations (note 11):
Tax on operating profit	(127)	(204)	(162)	(493)	130	(363)
Tax on short-term fluctuations in investment returns	(299)	(23)	(12)	(334)	(9)	(343)
Tax on actuarial and other gains and losses on defined benefit pension schemes	13		0	13	1	14
Tax on effect of changes in economic assumptions and time value of cost of options and guarantees	15	(3)	27	39		39
Total tax (charge) credit	(398)	(230)	(147)	(775)	122	(653)
Discontinued operations (net of tax)					3	3
Minority interests	(2)			(2)	(10)	(12)
Profit (loss) for the financial year	928	584	193	1,705	(123)	1,582
Transition adjustment, net of tax, on adoption of IAS 32, IAS 39 and IFRS 4 at 1 January 2005					(25)	(25)
Unrealised valuation movements on securities classified as available-for-sale					(1)	(1)
Movement in cash flow hedges					(4)	(4)
Exchange movements		318	190	508	(131)	377
Related tax					65	65
Development costs included above (net of tax) borne centrally			2	2	(2)
Intra group dividends (including statutory transfer)	(234)	(226)	(53)	(513)	513
External dividends					(380)	(380)
Reserve movements in respect of share-based payments					15	15
Investment in operations (note i)	224	170	107	501	(501)
Adjustment for net of tax losses of Curian subsidiary owned by JNL		(2)		(2)	2
Adjustment for economic capital for Asian operations held centrally			(15)	(15)	15
Adjustment for net of tax fund management projected profits of covered business	(14)	(2)	(1)	(17)	17
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS					3	3
Proceeds from issues of share capital by parent company					55	55
Net increase in shareholders’ capital and reserves	904	842	423	2,169	(482)	1,687
Shareholders’ capital and reserves at 1 January 2005	4,228	2,506	1,565	8,299	315	8,614
Shareholders’ capital and reserves at 31 December 2005 (note 13)	5,132	3,348	1,988	10,468	(167)	10,301

Notes

(i) Investment in operations reflects increases in share capital. This includes certain non-cash items as a result of timing differences.

	Long-term business operations			Total
EEV basis shareholders’ funds at 31 December 2005	UK insurance operations	JNL	Asian operations	long-term business operations	Other operations	Group total
	£m	£m	£m	£m	£m	£m
Analysed as:
Statutory IFRS basis shareholders’ funds	1,141	2,899	1,034	5,074	120	5,194
Additional retained profit on an EEV basis	3,991	449	954	5,394	(287)	5,107
EEV basis shareholders’ funds at 31 December 2005	5,132	3,348	1,988	10,468	(167)	10,301
Comprising:
Free surplus	148	899	(212)	835
Required capital	710	1,198	974	2,882
Value of in-force business before deduction of cost of capital and of guarantees	4,529	1,511	1,771	7,811
Cost of capital	(192)	(117)	(539)	(848)
Cost of time value of guarantees	(63)	(143)	(6)	(212)
	5,132	3,348	1,988	10,468

	Long-term business operations			Total
EEV basis shareholders’ funds at 1 January 2005	UK insurance operations	JNL	Asian operations	long-term business operations	Other operations	Group total
	£m	£m	£m	£m	£m	£m
Analysed as:
Statutory IFRS basis shareholders’ funds*	877	2,568	750	4,195	520	4,715
Additional retained profit on an EEV basis	3,351	(62)	815	4,104	(205)	3,899
EEV basis shareholders’ funds at 1 January 2005	4,228	2,506	1,565	8,299	315	8,614
Comprising:
Free surplus	142	769	(275)	636
Required capital	495	955	814	2,264
Value of in-force business before deduction of cost of capital and of guarantees	3,798	963	1,432	6,193
Cost of capital	(123)	(80)	(382)	(585)
Cost of time value of guarantees	(84)	(101)	(24)	(209)
	4,228	2,506	1,565	8,299

*Statutory basis shareholders’ funds at 1 January 2005 reflect the adoption of IAS 32, IAS 39 and IFRS 4.

15. Reconciliation of net worth and value of in-force business

Reconciliation of net worth and value of in-force business for 2005	Free surplus	Required capital	Total net worth (note i)	Value of in-force business (note ii)	Total long-term business
	£m	£m	£m	£m	£m
Shareholders’ capital and reserves at 1 January 2005	636	2,264	2,900	5,399	8,299
New business contribution (note iii)	(562)	409	(153)	749	596
Expected return on existing business	5		5	566	571
Existing business – transfer to net worth	850	(146)	704	(704)	—
Changes of operating assumptions and experience variances	46	10	56	7	63
Changes of non-operating assumptions and experience variances	(161)	143	(18)	493	475
Profit after tax from continuing operations	178	416	594	1,111	1,705
Exchange rate movements	69	191	260	248	508
Discontinued operations, net of tax
Amounts injected, released and transferred to (from) life and related businesses	(48)	11	(37)	(7)	(44)
Shareholders’ capital and reserves at 31 December 2005	835	2,882	3,717	6,751	10,468

Notes

(i) Net worth consists of statutory solvency capital (or economic capital where higher) and unencumbered capital.

(ii) Value of in-force business includes the value of future margins from current in-force business less the cost of holding encumbered capital.

(iii) The movements arising from new business contribution are as follows:

	2005	2004
	£m	£m
Free surplus	(562)	(502)
Required capital	409	390
Total net worth	(153)	(112)
Value of in-force	749	625
Total long-term business	596	513

(iv) Included in the EEV basis shareholders’ funds of long-term business operations of £10,468 million (2004: £8,299 million) is £174 million (2004: £200 million) in respect of fund management business falling within the scope of covered business as follows:

	2005	2004
	£m	£m
UK insurance operations	120	123
Jackson National Life	12	20
Asian operations	42	57
	174	200

16. Sensitivity of results to alternative assumptions

a) Sensitivity analysis – economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December 2005 (2004) and the new business contribution after the effect of required capital for 2005 and 2004 to:

• 1 per cent increase in the discount rates;

• 1 per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);

• 1 per cent rise in equity and property yields;

• 10 per cent fall in market value of equity and property assets (not applicable for new business contribution); and

• holding company statutory minimum capital (by contrast to economic capital).

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

2005	UK insurance operations	JNL	Asian operations	Total long-term
	£m	£m	£m	£m
New business profit for 2005
As reported (note 5)	243	211	413	867
Discount rates – 1% increase	(49)	(27)	(46)	(122)
Interest rates – 1% increase	(4)	2	(6)	(8)
Interest rates – 1% decrease	(5)	(26)	3	(28)
Equity/property yields – 1% rise	13	24	20	57

Embedded value of long-term operations at 31 December 2005
As reported (note 14)	5,132	3,348	1,988	10,468
Discount rates – 1% increase	(432)	(133)	(236)	(801)
Interest rates – 1% increase (note i)	108	(144)	49	13
Interest rates – 1% decrease (note i)	(142)	55	(126)	(213)
Equity/property yields – 1% rise	297	42	136	475
Equity/property market values – 10% fall	(480)	(85)	(75)	(640)
Statutory minimum capital	0	79	431	510

Note

(i) 2005

	Embedded
	value of
	long-term	Interest rates		% of embedded value
	operations	1% increase	1% decrease	1% increase	1% decrease
	£m	£m	£m	%	%
Asian operations
Established markets	1,844	(57)	49	(3)	3
Taiwan*	(311)	106	(174)	34	(56)
Korea	136	(3)	3	(2)	2
Vietnam	127	3	(2)	2	(2)
Other	192	0	(2)	0	(1)
	1,988	49	(126)	2	(6)

*Taiwan sensitivity to starting bond rates (i.e. the starting bond rate for the progression to the assumed long-term rate):

	Embedded value at 31 Dec 2005	1% increase in the starting bond rates	1% decrease in the starting bond rates
	£m	£m	£m
Taiwan	(311)	104	(108)

2004	UK insurance operations	Asian JNL	Total operations	long-term
	£m	£m	£m	£m
New business profit for 2004
As reported (note 5)	241	145	355	741
Discount rates – 1% increase	(40)	(22)	(42)	(104)
Interest rates – 1% increase	(4)	(1)	(5)	(10)
Interest rates – 1% decrease	(1)	(33)	3	(31)
Equity/property yields – 1% rise	13	16	13	42

Embedded value of long-term operations at 31 December 2004
As reported (note 14)	4,228	2,506	1,565	8,299
Discount rates – 1% increase	(366)	(83)	(218)	(667)
Interest rates – 1% increase	144	(109)	(14)	21
Interest rates – 1% decrease	(179)	30	(32)	(181)
Equity/property yields – 1% rise	264	24	98	386
Equity/property market values – 10% fall	(416)	(54)	(44)	(514)
Statutory minimum capital	0	43	326	369

b) Sensitivity analysis – non-economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December 2005 (2004) and the new business contribution after the effect of required capital for 2005 and 2004 to:

• 10 per cent proportionate decrease in maintenance expenses (a 10 per cent sensitivity on a base expense assumption of £10 per annum would represent an expense assumption of £9 per annum);

• 10 per cent proportionate decrease in lapse rates (a 10 per cent sensitivity on a base assumption of 5 per cent would represent a lapse rate of 4.5 per cent per annum);

• 5 per cent proportionate decrease in base mortality and morbidity rates (i.e. increased longevity).

2005	UK insurance operations	JNL	Asian operations	Total long-term
	£m	£m	£m	£m
New business profit for 2005
As reported (note 5)	243	211	413	867
Maintenance expenses – 10% decrease	8	5	10	23
Lapse rates – 10% decrease	7	18	39	64
Mortality and morbidity – 5% decrease	(39)	5	13	(21)
Change representing effect on:
Life business	1	2	13	16
Annuity business*	(40)	3	0	(37)

Embedded value of long-term operations for 2005
As reported (note 14)	5,132	3,348	1,988	10,468
Maintenance expenses – 10% decrease	33	36	45	114
Lapse rates – 10% decrease	68	90	87	245
Mortality and morbidity – 5% decrease	(62)	90	69	97
Change representing effect on:
Life business	9	83	69	161
Annuity business*	(71)	7	0	(64)

*The JNL annuity sensitivity for mortality and morbidity relates to variable annuity business.

2004	UK insurance operations	JNL	Asian operations	Total long-term
	£m	£m	£m	£m
New business profit for 2004
As reported (note 5)	241	145	355	741
Maintenance expenses – 10% decrease	7	4	12	23
Lapse rates – 10% decrease	9	13	28	50
Mortality and morbidity – 5% decrease	(24)	3	8	(13)
Change representing effect on:
Life business	1	1	8	10
Annuity business*	(25)	2	0	(23)

Embedded value of long-term operations for 2004
As reported (note 14)	4,228	2,506	1,565	8,299
Maintenance expenses – 10% decrease	32	33	45	110
Lapse rates – 10% decrease	67	44	78	189
Mortality and morbidity – 5% decrease	(68)	69	43	44
Change representing effect on:
Life business	3	65	43	111
Annuity business*	(71)	4	0	(67)

*The JNL annuity sensitivity for mortality and morbidity relates to variable annuity business.

17. Reconciliation of 2004 achieved profits basis results to EEV basis results

New business profits

	UK insurance operations	JNL	Asian operations	2004 Total
	£m	£m	£m	£m
Impact of adoption of EEV basis:
Changes in economic assumptions	10	(8)	(5)	(3)
Cost of time value of options and guarantees	(5)	(29)	4	(30)
Changes in risk discount rates	6	30	55	91
Fund management business falling within the scope of covered business	10	4	3	17
Other changes	0	(8)	(14)	(22)
Total changes	21	(11)	43	53
Achieved profits basis operating profit from new business - as previously published	220	156	312	688
EEV basis operating profit from new business	241	145	355	741

Investment return and other income

2004 Total
£m
Impact of adoption of EEV basis:
Allocation of investment return on centrally held capital, in respect of Asian businesses to operating result of Asian operations	(22)
Projected fund management result for 2004 in respect of covered business incorporated in opening EEV value	(22)
Total changes	(44)
Achieved profits and IFRS basis result	44
EEV basis	0

Shareholders’ funds (excluding minority interests) at 31 December 2004

2004 Total
£m
Changes consequent on adoption of IFRS:
Timing difference on recognition of dividend declared after balance sheet date	253
Shareholders’ share of deficit of UK defined benefit pension schemes (net of deferred tax):
Statutory IFRS basis	(115)
Additional charge for shareholders’ 10% interest on the achieved profits basis in the deficit attributable to the PAC with-profits fund	(47)
Goodwill	94
Other items (net of related tax)	(20)
Total changes	165
Achieved profits basis shareholders’ funds, net of minority interests - as previously published	8,596
Achieved profits basis shareholders’ funds, net of minority interests - as restated for the adoption of IFRS	8,761
Impact of adoption of EEV basis:
Changes in economic assumptions	32
Changes in the cost of required capital	(269)
Cost of time value of options and guarantees	(209)
Changes in risk discount rates	427
Fund management business falling within the scope of covered business	200
Marking core structural borrowings to market value	(225)
Other changes	(103)
Total changes	(147)
EEV basis shareholders’ funds, net of minority interests	8,614

Statement of directors’ responsibilities in respect of the European Embedded Value (EEV) basis supplementary information

The directors have chosen to prepare supplementary information in accordance with the EEV Principles issued in May 2004 by the CFO Forum of European Insurance Companies and expanded by the Additional Guidance on European Embedded Value Disclosures issued in October 2005.

When compliance with the EEV Principles is stated, those principles require the directors to prepare supplementary information in accordance with the Embedded Value Methodology (EVM) contained in the EEV Principles and to disclose and explain any non-compliance with the EEV guidance included in the EEV Principles.

In preparing the EEV supplementary information, the directors have:

• Prepared the supplementary information in accordance with the EEV Principles;

• identified and described the business covered by the EVM;

• applied the EVM consistently to the covered business;

• determined assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then applied them consistently;

• made estimates that are reasonable and consistent; and

• described the basis on which business that is not covered business has been included in the supplementary information, including any material departures from the accounting framework applicable to the Group’s financial statements.

Independent auditor’s report to Prudential plc on the European Embedded Value (EEV) basis supplementary information

We have audited the EEV basis supplementary information (the supplementary information) on pages 204 to 229 in respect of the year ended 31 December 2005. The supplementary information has been prepared in accordance with the EEV Principles issued in May 2004 by the CFO Forum as supplemented by the Additional Guidance on European Embedded Value Disclosures issued in October 2005 (together ‘the EEV Principles’) using the methodology and assumptions set out on pages 208 to 214. The EEV supplementary information should be read in conjunction with the Group’s financial statements which are on pages 62 to 195.

This report is made solely to the Company in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As described in the statement of directors’ responsibilities on this page, the directors’ responsibilities include preparing the supplementary information on the EEV basis in accordance with the EEV Principles. Our responsibilities, as independent auditor, in relation to the supplementary information are established in the UK by the Auditing Practices Board, by our profession’s ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to the Company our opinion as to whether the supplementary information has been properly prepared in accordance with the EEV Principles using the methodology and assumptions set out on pages 208 to 214. We also report if we have not received all the information and explanations we require for this audit.

Basis of audit opinion

We conducted our audit having regard to International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary information, and of whether the accounting policies applied in the preparation of the supplementary information are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the supplementary information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of the supplementary information.

Opinion

In our opinion, the EEV basis supplementary information for the year ended 31 December 2005 has been properly prepared in accordance with the EEV Principles using the methodology and assumptions set out on pages 208 to 214.

KPMG Audit Plc

Chartered Accountants

London

15 March 2006

Shareholder information

Analysis of registered shareholder accounts

31 December 2005

Size of shareholding			Number of shareholder accounts	% of total number of shareholder accounts	Number of shares	% of total number of shares
Over 10,000,000			38	0.06	1,092,974,292	45.79
1,000,001	–	10,000,000	298	0.49	880,631,705	36.91
500,001	–	1,000,000	168	0.28	122,477,919	5.13
100,001	–	500,000	558	0.92	126,994,111	5.32
10,001	–	100,000	2,748	4.51	68,857,844	2.88
5,001	–	10,000	3,917	6.43	27,277,710	1.14
1,001	–	5,000	24,431	40.08	54,419,578	2.28
1	–	1,000	28,784	47.23	13,151,107	0.55
Total			60,942	100	2,386,784,266	100

Financial calendar

Annual General Meeting	18 May 2006
Payment of 2005 final dividend	26 May 2006
Announcement of 2006 interim results	28 July 2006
Ex dividend date	16 August 2006
Record date	18 August 2006
Payment of 2006 interim dividend	27 October 2006

Shareholder enquiries

Lloyds TSB Registrars, The Causeway, Worthing,

West Sussex BN99 6DA

Tel: 0870 600 0190

Fax: 0870 600 3980

Textel: 0870 600 3950 (for hard of hearing)

Dividend mandates

Shareholders may find it convenient to have their dividends paid directly to their bank or building society account. If you wish to take advantage of this facility, please call Lloyds TSB Registrars on 0870 600 0190 and request a ‘Dividend Mandate’ form. Alternatively, you may download a form from www.prudential.co.uk/prudential-plc/investors/ shareholder_services/forms

Scrip dividend alternative

The Company will be offering a scrip dividend alternative in respect of the final dividend of 11.02 pence per ordinary share for the year ended 31 December 2005. The number of new shares each shareholder who elects to take scrip will be entitled to receive is calculated by dividing the total cash dividend due on each holding of shares as at the record date (24 March 2006) by the reference price for each new ordinary share.

The reference price is calculated as the average of the middle market quotations for the Company’s shares as derived from the Daily Official List of the London Stock Exchange for the five business days which commenced on 22 March 2006. Further details of the scrip dividend alternative will be mailed to shareholders in early April 2006.

Annual Review and Summary Financial Statement

Any shareholder wishing to receive copies of the Group’s Annual Review and Summary Financial Statement in place of an Annual Report for all future years may do so by contacting Lloyds TSB Registrars in writing at the address above or by calling
0870 600 0190.

Electronic communications

Shareholders are encouraged to elect to receive shareholder documents electronically by registering with Shareview at www.shareview.co.uk. This would save on printing and distribution costs, helping to conserve natural resources. If you do this, you will be sent an email notification to say when shareholder documents are available on our website and you will be provided with a link to that information. You will need your shareholder reference number which can be found on your share certificate or proxy form.

Share dealing services

The Company’s Registrars, Lloyds TSB Registrars, offer a postal dealing facility for buying and selling Prudential plc ordinary shares, telephone 0870 242 4244. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc shares. For telephone sales call 0870 850 0852 between 8.30am and 4.30pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing

ShareGift

Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be obtained from Lloyds TSB Registrars. Further information about ShareGift may be obtained on 020 7337 0501 or from www.ShareGift.org There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is also possible to obtain income tax relief.

American Depositary Receipts (ADRs)

The Company’s ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JP Morgan, the authorised depositary bank, at JP Morgan Service Center, P O Box 3408, South Hackensack, New Jersey 07606-3408, US, telephone 001 201 680 6630 or log on to www.adr.com

Form 20-F

The Company is subject to the reporting requirements of the Securities and Exchange Commission (SEC) in the US as such requirements apply to foreign companies and files its Form 20-F with the SEC. Copies of Form 20-F can be found on the Company’s website at www.prudential.co.uk or on the SEC’s website at www.sec.gov

Irish branch register

The Company operates a branch register for Irish shareholders. All enquiries regarding Irish branch register accounts should be directed to Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7. Telephone:
00 353 1 810 2400.

How to contact us

Prudential plc	Egg
Laurence Pountney Hill	1 Waterhouse Square
London EC4R 0HH	138-142 Holborn
Tel: +44 (0)20 7220 7588	London EC1N 2NA
www.prudential.co.uk	Tel: +44 (0)20 7526 2500
Fax: +44 (0)20 7526 2665
Sir David Clementi	www.egg.com
Chairman
Mark Nancarrow
Mark Tucker	Group Chief Executive
Group Chief Executive
Jackson National Life
Philip Broadley	1 Corporate Way
Group Finance Director	Lansing
Michigan 48951
Rebecca Burrows	United States
Group Communications Director	Tel: +1 517 381 5500
www.jnl.com
Andrew Crossley
Group Chief Risk Officer	Clark Manning
President & Chief Executive Officer
Peter Maynard
Group Legal Services Director & Company Secretary	Prudential Corporation Asia
13th Floor
Priscilla Vacassin	One International Finance Centre
Group Human Resources Director	1 Harbour View Street
Central
Prudential UK & Europe	Hong Kong
3 Sheldon Square	Tel: +852 2918 6300
London W2 6PR	Fax: +852 2525 7522
Tel: +44 (0)20 7334 9000	www.prudentialcorporation-asia.com
www.pru.co.uk
Mark Norbom
Nick Prettejohn	Chief Executive
Chief Executive
Analyst and investor enquiries
M&G	Tel: +44 (0)20 7548 3511
Laurence Pountney Hill	E-mail: investor.relations@prudential.co.uk
London EC4R 0HH
Tel: +44 (0)20 7626 4588	Media enquiries
www.mandg.co.uk	Tel: +44 (0)20 7548 2007
E-mail: media.relations@prudential.co.uk
Michael McLintock
Chief Executive

Prudential public limited company

Incorporated and registered in England and Wales

Registered office:

Laurence Pountney Hill
London EC4R 0HH

Registered number: 1397169

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority.

www.prudential.co.uk

Front cover photograph by Philip Ip (Hong Kong).

This report may contain certain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this report or any other forward-looking statements it may make.

Prudential public limited company

Incorporated and registered in England
and Wales

Registered office:
Laurence Pountney Hill
London EC4R 0HH

Registered number: 1397169

Prudential plc is a holding company,
subsidiaries of which are authorised
and regulated by the Financial Services
Authority (FSA).

www.prudential.co.uk